The registrant is submitting this draft registration statement confidentially as an “emerging growth company”

pursuant to Section 6(e) of the Securities Act of 1933, as amended.

As submitted confidentially to the Securities and Exchange Commission on April 12, 2013

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM S-11

FOR REGISTRATION UNDER

THE SECURITIES ACT OF 1933 OF SECURITIES

OF CERTAIN REAL ESTATE COMPANIES

AMERICAN HOMES 4 RENT

(Exact name of registrant as specified in governing instruments)

22917 Pacific Coast Highway, Suite 300

Malibu, California 90265

(310) 494-2200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Sara H. Vogt-Lowell

Chief Legal Officer

American Homes 4 Rent

22917 Pacific Coast Highway, Suite 300

Malibu, California 90265

(310) 494-2200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

James E. Showen Hogan Lovells US LLP 555 Thirteenth Street, N.W. Washington, D.C. 20004 Phone: (202) 637-5600 Facsimile: (202) 637-5910	William J. Cernius Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, California 92626 Phone: (714) 540-1235 Facsimile: (714) 755-8290

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filed	☒ (do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee(1)
Class A Common Shares of Beneficial Interest, $0.01 par value per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes additional Class A common shares offered by selling shareholders and Class A common shares that the underwriters have the option to purchase.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling shareholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated April 12, 2013

PROSPECTUS

CLASS A COMMON SHARES

American Homes 4 Rent is an internally managed Maryland real estate investment trust, or REIT, focused on acquiring, renovating, leasing and operating single-family homes as rental properties. This is our initial public offering, and no public market currently exists for our shares. We are offering                      Class A common shares of beneficial interest, $0.01 par value per share, or our Class A common shares, and the selling shareholders named in this prospectus are selling                      of our Class A common shares. We will not receive any proceeds from the sale of our Class A common shares by the selling shareholders.

We intend to apply to list our Class A common shares on the New York Stock Exchange, or the NYSE, under the symbol “                    .” We expect the initial public offering price of our Class A common shares to be between $             and $             per share.

We have been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws, commencing with our taxable year ended December 31, 2012, and we expect to satisfy the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws for our taxable year ending December 31, 2013, and subsequent taxable years.

We are an “emerging growth company” under the U.S. federal securities laws and will be subject to reduced public company reporting requirements. Investing in our Class A common shares involves risks. See “Risk Factors” beginning on page 18 for factors you should consider before investing in our Class A common shares.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling shareholders	$	$

We have granted the underwriters an option to purchase up to an additional                      Class A common shares from us at the initial public offering price, less the underwriting discount, within 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the Class A common shares on or about                     , 2013.

BofA Merrill Lynch	Goldman, Sachs & Co.	J.P. Morgan

Wells Fargo Securities

FBR

Prospectus dated                     , 2013

You should rely only on the information contained in this prospectus, any free writing prospectus prepared by us or other information to which we have referred you. We have not, and the selling shareholders and the underwriters have not, authorized anyone to provide you with different or additional information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the selling shareholders and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus and any free writing prospectus is accurate only as of their respective dates or on the date or dates that are specified in these documents. Our business, financial condition, results of operations, and prospects may have changed since those dates.

Dealer Prospectus Delivery Requirement

Until                     , 2013 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Market, Industry and Other Data

We disclose estimates, forecasts and projections throughout this prospectus, in particular in the sections entitled “Prospectus Summary,” “Industry Overview and Market Opportunity” and “Our Business and Properties.” We have obtained a significant amount of this information from a market study prepared for us in connection with this offering by                    . We have agreed to pay                     a total fee of $                    for that market study, of which $                    has been paid and $                    will be paid upon completion of this offering. Such information is included in this prospectus in reliance on ’s authority as an expert on such matters. The estimates, forecasts and projections prepared by                    are based on data (including third-party data), significant

i

assumptions, proprietary methodologies and the experience and judgment of                     . No assurance can be given regarding the accuracy or appropriateness of the assumptions and judgments made, or the methodologies used, by                     . There is no assurance that any of the forecasted or projected outcomes will be achieved, and investors should not unduly rely on them. Except as required by law, we are not obligated to, and do not intend to, update the statements in this prospectus to conform to actual outcomes or changes in our or                     ’s expectations. See “Experts.”

In addition, we have obtained certain market and industry data from publicly available industry publications. These sources generally state that the information they provide has been derived from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. We believe that these data are generally reliable, but we have not independently verified this information.

Certain Terms Used in This Prospectus

Unless the context otherwise requires or indicates, we define certain terms in this prospectus as follows:

“We,” “our company,” “the REIT,” “our” and “us” refer to American Homes 4 Rent, a Maryland real estate investment trust, and its subsidiaries taken as a whole.

“Our operating partnership” refers to American Homes 4 Rent, L.P., a Delaware limited partnership.

“AH LLC” refers to American Homes 4 Rent, LLC, a Delaware limited liability company formed by B. Wayne Hughes, our founder and chairman of our board of trustees.

“Our former manager” refers to our former external manager and advisor, American Homes 4 Rent Advisor, LLC, a Delaware limited liability company previously wholly owned by AH LLC and now wholly owned by us.

“Our former property manager” refers to American Homes 4 Rent Management Holdings, LLC, a Delaware limited liability company previously wholly owned by AH LLC and now wholly owned by us.

“AH LLC Portfolio” refers to the 2,770 single-family homes that we purchased from AH LLC on February 28, 2013.

“Acquisition cost” means:

•

with respect to single-family homes in the AH LLC Portfolio, AH LLC’s actual purchase price of the property (including broker commissions and closing costs), without giving effect to the $491.7 million maximum agreed upon valuation of the AH LLC Portfolio under the terms of the contribution agreement pursuant to which we acquired the portfolio.

•	with respect to all other single-family homes, the actual purchase price of the property (including broker commissions and closing costs) plus a 5% acquisition fee.

“Estimated renovation costs” refer to the costs incurred or expected to be incurred in preparing the property for rent plus a 5% renovation fee.

“Estimated total investment” means the sum of the property’s acquisition cost plus its estimated renovation costs.

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“Management Internalization” refers to our operating partnership’s acquisition of our former manager and our former property manager from AH LLC on                     , 2013, at which time all administrative, financial, property management and marketing and leasing personnel, including executive management (other than our Chief Operating Officer and Chief Investment Officer, Jack Corrigan) became our employees and are fully dedicated to us. Acquisition and renovation personnel remained employees of AH LLC. See “Prospectus Summary—Management Internalization.” Unless the context otherwise requires or indicates, all references to our business, our portfolio and our acquisition and management activities assume completion of the Management Internalization and include the acquisition and management activities of AH LLC, our former manager and our former property manager.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus, but it does not contain all of the information that you may consider important in making your investment decision. Therefore, you should read the entire prospectus carefully, including, in particular, the “Risk Factors” section beginning on page 18 of this prospectus, as well as the financial statements and related notes included elsewhere in this prospectus.

Overview

We are an internally managed Maryland real estate investment trust, or REIT, focused on acquiring, renovating, leasing and operating single-family homes as rental properties. We commenced operations in November 2012 to continue the investment activities of AH LLC, which was founded by our chairman, B. Wayne Hughes, in 2011 to take advantage of the dislocation in the single-family home market. Mr. Hughes has over 40 years of experience in the real estate business and a successful track record as co-founder and former chairman and chief executive officer of Public Storage, a REIT listed on the New York Stock Exchange, or the NYSE. We have an integrated operating platform that consists of approximately 120 employees dedicated to property management, financial, marketing and leasing and administrative functions. Our acquisition and renovation functions are performed by AH LLC, to whom we pay an acquisition and renovation fee.

As of February 28, 2013, we owned 6,006 single-family properties for an estimated total investment of $889.3 million and had an additional 1,241 properties in escrow that we expected to acquire, subject to customary closing conditions, for an estimated total investment of $198.1 million. As of February 28, 2013, we owned properties in selected sub-markets of metropolitan statistical areas, or MSAs, in 19 states, and we continually evaluate potential new target markets that fit our underwriting criteria and are located where we believe we can achieve sufficient scale for internalized property management.

We intend to become a leader in the single-family home rental industry by aggregating a geographically diversified portfolio of high quality single-family homes and developing “American Homes 4 Rent” into a nationally recognized brand that is well-known for quality, value and tenant satisfaction and is well respected in our communities. Our objective is to generate attractive, risk-adjusted returns for our shareholders through dividends and capital appreciation.

We intend to use the net proceeds of this offering to continue to acquire and renovate single-family properties. In addition to single-family properties, we may also seek to invest in condominium units, townhouses and real estate-related debt investments. Our investments may be made directly or through investment vehicles with third-party investors. In addition to individual property purchases, we may pursue bulk acquisitions from financial institutions, government agencies and competitors.

We have been organized and operated in conformity with the requirements for qualification and taxation as a REIT under U.S. federal income tax laws, commencing with our taxable year ended December 31, 2012, and we expect to satisfy the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws for our taxable year ending December 31, 2013, and subsequent taxable years.

Our Properties

The table below summarizes certain information with respect to our properties as of February 28, 2013.

Our Properties(1)

(As of February 28, 2013)

	Properties Owned		Estimated Total Investment		Average Acquisition Cost Per Property	Average Estimated Renovation Cost Per Property	Average Estimated Total Investment Per Property(2)	Average Square Footage(3)	Average Age(3)	Average Annual Scheduled Rent Per Leased Property as a Percentage of Average Estimated Investment
State	Units	% of Total	$ millions	% of Total						Per Leased Property(4)
Texas	861	14.3%	$110.8	12.5%	$117,731	$10,914	$128,645	2,155 sf	10.0 years
Florida	851	14.2%	135.5	15.2%	149,034	10,248	159,281	2,030 sf	11.1 years
Arizona	704	11.7%	91.4	10.3%	120,071	9,759	129,830	1,788 sf	10.1 years
Illinois(5)	583	9.7%	75.4	8.5%	120,996	8,260	129,256	1,764 sf	12.5 years
Georgia(6)	559	9.3%	77.2	8.7%	126,065	12,087	138,152	2,170 sf	13.4 years
Indiana	430	7.2%	54.1	6.1%	117,459	8,278	125,738	1,815 sf	11.5 years
Ohio	425	7.1%	58.4	6.6%	128,690	8,757	137,447	1,791 sf	12.8 years
North Carolina	409	6.8%	64.3	7.2%	150,826	6,451	157,277	1,889 sf	9.8 years
Tennessee	351	5.8%	66.2	7.4%	177,938	10,562	188,500	2,208 sf	9.3 years
Nevada	234	3.9%	35.3	4.0%	141,568	9,084	150,651	1,889 sf	12.0 years
All Other(7)	599	10.0%	120.8	13.6%	190,959	10,680	201,640	1,993 sf	11.8 years

Total / Average	6,006	100.0%	$889.3	100.0%	$138,294	$9,775	$148,069	1,966 sf	11.2 years

(1)	Excludes 5,423 properties owned by AH LLC and its other affiliates. See “—Outside Business Interests of AH LLC.”
(2)	Estimated average total investment per property is the sum of the average acquisition cost per property and the estimated average renovation costs per property.
(3)	Information based in part on estimates generated in connection with the closing and transfer process conducted by AH LLC.
(4)	Average annual scheduled rent represents monthly contractual rent (defined as cash rent) under existing leases on an annualized basis. Does not include provision for payment of ongoing property expenses (such as insurance, taxes, homeowners’ association, or HOA, fees and maintenance) or an allocation of our general and administrative expense, all of which materially impact our results. Accordingly, it should not be interpreted as a measure of profitability, and its utility in evaluating our business is limited. Average annual scheduled rent for leased properties may not be indicative of average rents we may achieve on our vacant properties.
(5)	In Illinois, for properties purchased at judicial auctions, we do not obtain title until the purchase is ratified by the court, a process that varies depending on the jurisdiction, but which we estimate, on average, takes 90 days. As a result, although we paid the actual purchase price for all 583 of the Illinois properties reflected in the above table as owned by us, our receipt of title with respect to 38 of these properties remained subject to ratification by the court as of February 28, 2013.
(6)	In Georgia, for properties acquired at foreclosure auctions, we do not have access to properties until the expiration of a 30-day statutory rescission period.
(7)	Includes California, Colorado, Idaho, Oklahoma, Oregon, South Carolina, Utah, Washington and Wisconsin.

Industry Overview and Market Opportunity

Over the last five years, the United States housing market has experienced numerous challenges that have resulted in an unprecedented rate of foreclosures, a reduction in homeownership demand and a significant decrease in home prices compared to the peak in 2005. We believe that these factors have also created an opportunity to acquire a large number of single-family homes at prices significantly below replacement costs that provide for attractive potential yields and potential capital appreciation. In addition, we expect that the large number of displaced single-family homeowners, the tight credit standards currently imposed by financial institutions, lack of stability in the job market and negative perceptions of home ownership will drive demand for single-family home rentals and growth in rental rates in our target markets. Furthermore, we believe there is an opportunity to institutionalize the market for single-family home rentals, which has historically been fragmented and dominated by smaller players with less scale and capabilities.

Supply of Single-Family Homes

Starting in 2009, the single-family home market began experiencing a surplus of homes available for acquisition from various sources, primarily foreclosure auctions. The number of homes in foreclosure or approaching foreclosure remains significant. According to CoreLogic, from September 2008 through December 2012, there were approximately 4.1 million completed loan foreclosures, and approximately 1.2 million homes (or 3.0% of all mortgaged homes) in the United States were in foreclosure as of December 2012. California, Florida, Michigan, Texas and Georgia accounted for almost half of all the foreclosures in the United States for the 12 months ending in December 2012. We expect that the financial challenges many families continue to face will lead to additional foreclosures and short sales as a means of reducing outstanding debt burdens (which are often in excess of current housing values) and cumbersome monthly mortgage payments. As of December 31, 2012, there were approximately 17.3 million excess vacant single-family homes and homes that had negative equity or equity of less than 5%. According to CoreLogic, Nevada, Florida, Arizona, Georgia and Michigan combined accounted for 34% of the total $658 billion of homes with negative equity in the United States. In addition to foreclosures and short sales, we expect that a large quantity of single-family homes suitable for conversion into rental properties will be available for acquisition due to normal property turnover, aging baby boomers seeking to downsize and a large shadow inventory of properties owned or controlled by financial institutions and government agencies. We also believe that a number of institutions and private entities that have acquired portfolios of single-family homes over the past five years will begin to sell to larger, better-capitalized entities. We believe we are well-positioned to capitalize on the multiple sources of supply for single-family homes.

Pricing of Single-Family Homes

Single-family home prices in the United States increased substantially from early 2000 through 2005. Prices generally peaked in late 2005 before declining dramatically to their pre-2000 levels in 2009. While in recent months home prices have begun to stabilize or even increase in many markets (including our target markets), prices remain well below peak levels and often below replacement costs. We believe that we are in the early stages of a multi-year housing recovery, and based on current trends, we believe that we will be able to acquire properties at an attractive cost basis, often below replacement costs, for the next several years.

Single-Family Rental Housing Supply and Demand

According to the American Community Survey, single-family homes in the United States accounted for 34% of the total residential rental market, or approximately 13.5 million of the 39.8 million rental properties in the United States as of December 31, 2012. Although we believe the future supply of single-family rental homes will increase, as discussed above, we believe the demand for these homes will grow as well. The recent state of the housing market has displaced many owners of single-family homes. This displacement has created additional demand for single-family home rentals from tenants looking to live in a house with similar characteristics and amenities to their former home rather than the typical multifamily complex. According to a January 2012 Federal Reserve white paper entitled “The U.S. Housing Market: Current Conditions and Policy Considerations,” completed foreclosures from January 1, 2009 to December 31, 2011 were expected to transform more than three million homeowners into potential renters. In the white paper, the Federal Reserve estimates that the majority of these former homeowners move to single-family rentals. In addition, we believe that many families are unwilling or unable to purchase a home due to a previous foreclosure or short sale, strict lending standards, a lack of stability in the job market and a negative perception of home ownership. At the same time, household formations are increasing, and, although single-family housing starts have shown modest increases recently, they still remain significantly below historical averages. We believe these factors will increase the demand for single-family home rentals over the next several years and that many tenants will seek to rent quality single-family homes from property managers with a nationally recognized brand. Additionally, we believe that rental rates will rise with an improving economy and job growth rates.

Our Competitive Strengths

We believe that the following strengths enable us to implement our business and growth strategies and compete effectively in the single-family home rental market:

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Experienced and tenured management team. We believe the significant experience, expertise and relationships of our executive team drive our business and growth. Our executive team, headed by Mr. Hughes, our Chairman, David Singelyn, our Chief Executive Officer, Jack Corrigan, our Chief Operating Officer and Chief Investment Officer, and Peter J. Nelson, our Chief Financial Officer, each of whom is a former executive of Public Storage, has a successful track record of managing and growing a publicly traded REIT through all stages of the real estate investment cycle.

Among other executive positions they have held, Mr. Singelyn was treasurer of Public Storage and is chief executive officer of Public Storage Canadian Properties, or Public Storage Canada, a real estate company previously listed on the Toronto Stock Exchange, and American Commercial Equities, LLC, or ACE; Mr. Corrigan was the chief financial officer of PS Business Parks, a NYSE-listed REIT; and Mr. Nelson was the chief financial officer of Lennar Partners, Inc. and Alexandria Real Estate Equities, Inc., a NYSE-listed REIT.

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Large, diversified portfolio of high-quality properties. As of February 28, 2013, we owned 6,006 single-family properties concentrated in select sub-markets of MSAs within 19 states. These homes are located in neighborhoods of cities that we believe remain desirable places to live, despite significantly impacted home prices. In addition, we continually evaluate potential new markets across the country. We are focused on acquiring homes with a number of key property characteristics, including: (i) construction after 1990; (ii) three or more bedrooms; (iii) two or more bathrooms; (iv) range of $70,000 estimated minimum valuation to $400,000 maximum bid price; and (v) estimated renovation costs not in excess of 25% of estimated value. We target areas with above average median household incomes, well-regarded school districts and access to desirable lifestyle amenities. We believe that homes in these areas will attract tenants with strong credit profiles, produce high occupancy and rental rates and generate long-term property appreciation.

•

Demonstrated property acquisition track record and processes. Since its inception in June 2011, AH LLC has developed an effective acquisition process, supported by analytics and dedicated personnel within our target markets, that is capable of efficiently deploying large amounts of capital. As of February 28, 2013, AH LLC and its affiliates acquired 11,429 properties (including our 6,006 properties) with an estimated total investment exceeding $1.7 billion and had approximately 1,327 properties in escrow. The acquisition process begins with an analysis of housing markets in select MSAs based on numerous economic and real estate characteristics. AH LLC then targets sub-markets at the neighborhood and street levels, where its system allows it to screen broadly and rapidly for potential acquisitions with key attributes, such as property age, size, number of bedrooms/bathrooms, potential renovation costs and potential rental rates.

AH LLC underwrites potential property acquisitions and has implemented an efficient bid management system where homes are screened and underwritten based on our established property acquisition parameters, including date of construction, number of bedrooms and bathrooms, underwritten valuation range and renovation costs. Through this disciplined approach to acquisitions, we estimate that in January 2013 AH LLC screened approximately 40,000 homes, underwrote approximately 35% of the homes screened and placed bids on approximately 8.5% of the homes underwritten. AH LLC ultimately acquired 1,217, or approximately 3.0%, of the homes screened.

AH LLC purchases properties through a variety of acquisition channels, including foreclosure auctions, broker sales (through traditional multiple listing services, or MLS, bank real estate owned, or REO, sales and short sales) and portfolio (or bulk) sales. To date, foreclosure auctions and broker sales (primarily MLS and short sales) have presented the most attractive channels to access a significant supply of quality homes at attractive prices. AH LLC has developed an efficient process for bidding on large numbers of homes at auctions consistent with local and state laws, which has contributed to our significant pace of capital deployment. In addition, AH LLC has developed an extensive network of real estate brokers that facilitates a large volume of acquisitions through the retail sales process. Through February 28, 2013, we have acquired approximately 58.5% of our properties through foreclosure auctions and 41.5% through broker sales and other acquisition channels. AH LLC’s acquisition process remains flexible, and we expect its acquisition channel focus to shift as it strategically sources opportunities in this evolving market.

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Substantial Renovation Capabilities. AH LLC employs an in-house team of 180 employees to oversee the renovation process. This team focuses on ensuring each home meets our quality standards prior to leasing. Once a home is acquired, AH LLC promptly performs a comprehensive inspection followed immediately with a renovation capital expenditures plan. The renovation plan is designed to address any quality issues identified through the inspection and minimize future maintenance costs. We believe this process makes our properties more attractive to potential tenants and reduces lease-up time. We have found that a rapid response to renovating our homes improves our relationship with the local communities and HOAs, enhancing the “American Homes 4 Rent” brand recognition and loyalty. We estimate that AH LLC generally completes property renovations within six to ten weeks after a property is available for renovation. During the first quarter of 2013, 1,880 properties were renovated and became rent ready.

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Institutional quality management platform and systems. Our management platform and systems are fully integrated with AH LLC’s acquisition and renovation platform to ensure oversight and coordination of our key functions, including acquisitions, renovations, leasing, property management and accounting. We have developed an extensive property management infrastructure with modern systems and technology, dedicated personnel and local offices in certain of our target markets. Our property management operations maintain a disciplined focus on controlling costs, driving occupancy and maximizing rental rates through all phases of our properties’ lifecycles. Within in-house markets, property managers oversee or execute all property management functions, including property rehabilitation and renovation, marketing, tenant sourcing and leasing, rent collection and processing, tenant relations, property repairs and maintenance and accounts payable, including payment processing for property taxes and HOA dues. We currently provide in-house property management services in 18 of our largest target markets, representing approximately 75% of our portfolio, and expect to continue to internalize property management services in additional markets where we believe we can achieve sufficient scale. In addition, we expect to continue to benefit from our established finance, accounting and administration functions, which include legal, compliance, information technology and operational personnel.

The following table summarizes our leasing performance as of February 28, 2013.

Our Leasing Performance(1)

(As of February 28, 2013)

State	Total Properties	Properties Under Renovation(2)	Total Rent Ready and Leased Properties (3)	Total Rent Ready Properties as a Percentage of Total Properties(3)	Leased Properties	Occupancy(4)	Average Estimated Total Investment Per Rent Ready Property	Average Annual Scheduled Rent Per Leased Property(5)	Average Annual Scheduled Rent Per Leased Property as a Percentage of Average Estimated Investment Per Leased Property
Texas	861	620	241	28.0%	228	94.6%	$121,433
Florida	851	364	487	57.2%	403	82.8%	150,836
Arizona	704	248	456	64.8%	315	69.1%	129,531
Illinois(6)	583	454	129	22.1%	82	63.6%	131,096
Georgia(7)	559	237	322	57.6%	291	90.4%	132,954
Indiana	430	302	128	29.8%	64	50.0%	116,437
Ohio	425	287	138	32.5%	90	65.2%	132,049
North Carolina	409	304	105	25.7%	91	86.7%	135,060
Tennessee	351	142	209	59.5%	169	80.9%	192,334
Nevada	234	19	215	91.9%	201	93.5%	153,157
All Other(8)	599	404	195	32.6%	104	53.3%	198,813

Total / Average	6,006	3,381	2,625	43.7%	2,038	77.6%	$145,034

(1)	Excludes 5,423 properties owned by AH LLC and its other affiliates. See “—Outside Business Interests of AH LLC.”
(2)	Includes properties that are being renovated or are otherwise not ready to be occupied by our tenants because they are subject to legal or other waiting periods.
(3)	Rent ready properties include properties that are ready for rental to tenants.
(4)	Represents leased properties as a percentage of total rent ready and leased properties.
(5)	Average annual scheduled rent represents monthly contractual rent (defined as cash rent) under existing leases on an annualized basis. Does not include provision for payment of ongoing property expenses (such as insurance, taxes, HOA fees and maintenance) or an allocation of our general and administrative expense, all of which materially impact our results. Accordingly, it should not be interpreted as a measure of profitability, and its utility in evaluating our business is limited. Average annual scheduled rent per leased properties may not be indicative of average rents we may achieve on our vacant properties.
(6)	In Illinois, for properties purchased at judicial auctions, we do not obtain title until the purchase is ratified by the court, a process that varies depending on the jurisdiction, but which we estimate, on average, takes 90 days. As a result, although we paid the actual purchase price for all 583 of the Illinois properties reflected jn the above table as owned by us, our receipt of title with respect to 38 of these properties remained subject to ratification by the court as of February 28, 2013.
(7)	In Georgia, for properties acquired at foreclosure auctions, we do not have access to properties until the expiration of a 30-day statutory rescission period.
(8)	Includes California, Colorado, Idaho, Oklahoma, Oregon, South Carolina, Utah, Washington and Wisconsin.

•

Substantial alignment of interests of AH LLC and management with our shareholders. Upon completion of this offering, AH LLC will own approximately                     % of our Class A common shares on a fully diluted basis (or                     % if the underwriters exercise their option to purchase additional shares in full), and members of our executive team will collectively own approximately                     % of our Class A common shares on a fully diluted basis (or                     % if the underwriters exercise their option to purchase additional shares in full). In addition, in the

Management Internalization, our operating partnership acquired our former manager and former property manager from AH LLC, and we became an internally managed REIT with an integrated operating platform, other than the acquisition and renovation services that AH LLC will continue to provide us. As a result, we believe that the economic interests of AH LLC and management are substantially aligned with those of our shareholders.

•

Successful track record raising capital and strong balance sheet. We have a proven ability to raise significant amounts of debt and equity capital. Since November 2012, we have raised net proceeds of approximately $1.2 billion in connection with two private placements of Class A common shares. In addition, in March 2013, we entered into a two-year, $500 million senior secured revolving credit facility with Wells Fargo Bank, National Association, or Wells Fargo, that is subject to extension in certain circumstances. Our credit facility has an accordion feature that allows us to increase the total amount of the facility from $500 million to $1 billion, subject to obtaining lender commitments and satisfying customary closing conditions. As of April 5, 2013, there were no borrowings outstanding under our credit facility.

Our Business and Growth Strategies

Our primary objective is to generate attractive risk-adjusted returns for our shareholders through dividends and capital appreciation. We believe we can achieve this objective by pursuing the following strategies:

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Secure early-mover advantage and position as a dominant owner/operator of single-family rental properties. Historically, the single-family home rental market has been extremely fragmented, comprised primarily of private and individual property investors in local markets. Until recently, there have been no large-scale, national market owners/operators due primarily to the challenge of efficiently scaling the acquisition and management of many individual homes. With an unprecedented opportunity to acquire a large number of homes at attractive prices, we intend to continue to leverage our expertise and experience in rapidly building an institutional-quality, professionally managed business. We believe that being one of the first in our industry to do so on a large scale will provide us the “early mover” advantage to continue aggregating a large, geographically diversified portfolio of high quality properties at prices that provide attractive potential yields and capital appreciation.

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Employ a robust and disciplined property acquisition process. We have exclusive access to AH LLC’s established acquisition and renovation platform to acquire high quality single-family homes. AH LLC has more than 120 full-time employees dedicated to identifying, evaluating, inspecting and acquiring homes. To date, AH LLC has primarily acquired properties at foreclosure auctions and through broker sales (primarily MLS and short sales). It also may source property acquisition opportunities through portfolio (or bulk) sales from government agencies, financial institutions and competitors. In addition, we may explore non-performing loans, or NPL, portfolios as possible investments. We pay AH LLC a fee equal to 5% of the sum of the purchase price and initial renovation costs of each property that we acquire, and AH LLC pays all expenses related to acquisition and renovation personnel, including all internal and third-party costs related to the investigation of properties not acquired by us.

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Assemble a geographically diversified portfolio. We will monitor and manage the diversification of our portfolio in order to reduce the risks associated with adverse developments affecting a particular market. We currently are focusing on acquiring single-family homes in selected sub-markets of MSAs within 19 states, including, Texas, Florida, Arizona, Illinois, Georgia, Indiana, Ohio, North Carolina, Tennessee, and Nevada, with an emphasis on achieving critical mass within each target market. We continually evaluate potential new markets where we may make investments and establish operations as opportunities emerge. We select our markets based on steady population growth, strong rental demand and a high level of distressed sales of new homes that can be acquired below replacement cost, providing for attractive potential yields and capital appreciation. In addition, if we are unable to gain desired critical mass within a market to operate efficiently, we may pursue ways to exit those markets in a manner designed to maximize shareholder value.

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Efficiently manage and operate properties. Building on the experience of our executive team at Public Storage and our significant in-house property management capabilities, we strive to create a leading, comprehensive single-family home property management business. As was the case with the self-storage industry, we believe the key to efficiently managing a large number of relatively low-cost properties is to strike the appropriate balance between centralization and decentralization. We utilize local, in-house property management for our properties in all markets where we believe it is economical to do so. We believe that in-house property management enables us to optimize rental revenues, effectively manage expenses, realize significant economies of scale and maintain direct contact with our tenants. We currently provide property management services in 18 of our largest target markets, representing approximately 75% of our portfolio, and continually evaluate markets to determine when to internalize property management based on various factors, including the number of properties owned in a target market, pace of acquisitions and cost of third-party management. We expect the internally managed percentage of our portfolio to increase over the near term.

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Establish a nationally recognized brand. We are striving to establish “American Homes 4 Rent” as a nationally recognized brand because we believe that establishing a brand well-known for quality, value and tenant satisfaction will help attract and retain tenants and qualified employees, as well as support higher rental rates. Based on our executive team’s experience at Public Storage, we believe that creating brand awareness will facilitate the growth and success of our company. We have established a toll-free number and a website to provide a direct portal to reach potential tenants and to drive our brand presence. We believe our brand is gaining recognition within a number of our markets.

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Optimize capital structure. We may use leverage to increase potential returns to our shareholders, but we will seek to maintain a conservative and flexible balance sheet. As our company grows, we may seek to access additional financing markets, including asset securitizations and issuances of preferred shares. Based in part on our executive team’s experience at Public Storage, we believe that preferred shares may provide an attractive source of permanent capital. We also may participate in investment vehicles with third-party investors as an alternative source of equity to grow our business. Our executive officers have substantial experience organizing and managing investment vehicles with third-party investors, including during their time at Public Storage.

Management Internalization

Initially, we were externally managed and advised by our former manager, and the leasing, managing and advertising of our properties was overseen and directed by our former property manager. On                 , 2013, our operating partnership acquired our former manager and our former property manager on the terms described below. We refer to these transactions as the Management Internalization.

Acquisition of Former Manager and Former Property Manager

Our operating partnership acquired our former manager and former property manager from AH LLC in exchange for units of limited partnership of our operating partnership, or OP units, and Class B common shares. All administrative, financial, property management, marketing and leasing personnel, including executive management (other than our chief operating officer and chief investment officer, Mr. Corrigan) became our employees and are fully dedicated to us. Acquisition and renovation personnel remained employees of AH LLC. Mr. Corrigan, whose primary responsibility is overall supervision of property acquisition and renovation activity, remained an employee of AH LLC and is paid directly by AH LLC. He will continue to focus his efforts on our acquisitions and renovations. Other than equity grants through the American Homes 4 Rent Equity Incentive Plan, or the 2012 Incentive Plan, no portion of Mr. Corrigan’s compensation is paid by us.

Amendment to Agreement on Investment Opportunities

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Exclusive Acquisition Vehicle. Upon completion of our initial private placement in November 2012, we entered into an agreement on investment opportunities with AH LLC under which we were AH LLC’s exclusive vehicle for acquiring single-family properties, subject to certain limited exceptions. However, AH LLC was permitted to render property management and investment advisory fee services for third parties. After the Management Internalization, we now render these services, and AH LLC is precluded from doing so.

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Future Investment Vehicles. Under the agreement on investment opportunities, AH LLC received 80% of the promoted interests in respect of outside capital invested in any investment vehicles formed after our initial private placement and before November 21, 2015 throughout the terms of those vehicles. Under an amendment to this agreement, AH LLC has foregone any right to receive any promoted interests in any investment vehicles formed after completion of this offering. AH LLC retains its share of any promoted interests in investment vehicles formed before completion of this offering unless those interests are transferred to us.

AH LLC Option to Purchase Shares

Under the terms of a subscription agreement, AH LLC had an option to purchase $50 million of our Class A common shares at an exercise price of $15.00 per share exercisable not later than November 21, 2015 or the completion of this offering, whichever is earlier. In connection with the Management Internalization, this option has been amended to provide for our issuance of net shares to AH LLC representing the excess of the price in this offering over $15.00 per share,                     or shares (based on an assumed offering price of $                     per share, based on the midpoint of the price range set forth on the front cover of this prospectus). Following this issuance of Class A common shares, this option will expire.

Registration Rights Agreement

Under the terms of a registration rights agreement, we have agreed to use our commercially reasonable efforts to file one or more resale registration statements for AH LLC covering the Class A common shares issued to AH LLC and the Class A common shares issuable upon redemption of any Class A units of limited partnership interest in our operating partnership, or Class A units, held by AH LLC at the time of filing of such resale registration statements. We are obligated to file any such resale registration statements with respect to the Class A common shares currently owned by AH LLC at the later of November 21, 2013 or six months after this offering and, with respect to any Class A common shares issuable upon redemption of Class A units, upon the first anniversary of the issuance of any such Class A units. The aggregate number of Class A common shares that AH LLC will be permitted to include in the resale shelf registration statements will be limited to                     Class A common shares.

Outside Business Interests of AH LLC

In July 2012, AH LLC entered into an investment vehicle with the Alaska Permanent Fund Corporation, or APFC, which we refer to as the “Alaska Joint Venture.” APFC contributed $600 million and AH LLC contributed an additional $150 million to the Alaska Joint Venture. AH LLC has a promoted interest in the Alaska Joint Venture in addition to owning 20% of its equity. The Alaska Joint Venture had investment priority over us in certain markets until all of its funds had been committed to the purchase of properties or, with respect to any particular market, it has reached its investment limit in that market. All of the Alaska Joint Venture’s funds are now invested or committed. As of February 28, 2013, the Alaska Joint Venture had 4,783 homes with an Estimated Total Investment of $673.4 million.

In addition to the Alaska Joint Venture, AH LLC has formed two investment vehicles with accredited investors identified by Raymond James, which we refer to as the “RJ joint ventures,” to own and operate residential homes as rental properties. The RJ joint ventures have raised a total of approximately $47 million from high net worth individual investors and own an aggregate of 391 homes in 12 markets. Our former property manager manages the homes in both the Alaska Joint Venture and the RJ joint ventures. Under the terms of a contribution agreement entered into in December 2012, our operating partnership acquired from AH LLC its one-third equity interest and 20% of the promoted interest in one of the investment vehicles, RJ American Homes 4 Rent One, LLC, or RJ1, in exchange for 653,492 3.5% convertible perpetual preferred units of limited partnership in our operating partnership, or the 3.5% convertible perpetual units, at a price per unit of $15.00. In connection with this transaction, AH LLC made an $11 million loan to RJ1 that will mature on January 13, 2014. Our operating partnership has guaranteed approximately $3.6 million of this loan. See “Certain Relationships and Related Party Transactions—Acquisition of AH LLC’s Interest in and Financing of RJ1.” AH LLC owns approximately one-third of the equity, and has a promoted interest, in the second RJ joint venture. We have no interest in the second RJ joint venture.

Our Structure

We were formed as a Maryland REIT on October 19, 2012. The following chart illustrates our organizational structure, after giving effect to this offering (assuming no exercise by the underwriters’ option to purchase additional shares):

*	Members of our board of trustees and our executive team, employees and other service providers have been granted options to purchase an aggregate of 670,000 of our Class A common shares under the 2012 Incentive Plan.
**	Includes 653,492 3.5% convertible perpetual preferred units and 31,085,974 Series C units discussed below under the headings “—Securities Outstanding—3.5% Convertible Perpetual Preferred Units” and “—Securities Outstanding—Series C Convertible Units.”

Securities Outstanding

Common Shares and Common Units

We have two classes of common shares, Class A common shares, which we and the selling shareholders are selling in this offering, and Class B common shares. The Class B common shares are intended to allow investors in or contributors to the operating partnership, such as AH LLC or other venture partners, to elect to receive 49 OP units plus one Class B common share for every 50 OP units it would otherwise receive in the contribution transaction. A Class B common share provides its holder with a voting right that is no greater than if such holder had received solely Class A common shares in the transaction. Each outstanding Class B common share entitles the holder to 50 votes on all matters on which the holders of Class A common shares are entitled to vote, including the election of trustees, and holders of Class A common shares and Class B common shares will vote together as a single class. Each Class B common share has the same economic interest as a Class A common share, and one Class B common share and 49 OP units together represent a similar economic value as 50 Class A common shares. Subject to the rights of holders of Series C convertible units of limited partnership in our operating partnership, or Series C units, and the 3.5% convertible perpetual preferred units relating to preferred distributions (discussed below), holders of OP units and shareholders of our company will have the same rights to distributions. For a description of voting limitations pertaining to certain shareholders, see “Description of Equity Shares—Common Shares.”

In our initial private placement in November 2012, we issued and sold 35,360,898 of our Class A common shares, at a price per share of $15.00, to certain institutional and individual investors, or the 2012 Investors, resulting in net proceeds of approximately $494.8 million. In December 2012, we issued to AH LLC 3,300,000 Class A common shares and 667 Class B common shares, and our operating partnership issued 32,667 Class A units in exchange for 367 single-family properties. In our follow-on private placement in March 2013, we issued and sold an additional 46,718,750 of our Class A common shares, at a price per share of $16.00, to certain institutional and individual investors, or the 2013 Investors, resulting in net proceeds of approximately $703.5 million.

3.5% Convertible Perpetual Preferred Units

In December 2012, our operating partnership issued to AH LLC 653,492 3.5% convertible perpetual preferred units with an aggregate liquidation preference of $9.8 million in exchange for AH LLC’s approximately one-third equity interest and a 20% promoted interest in RJ1, a joint venture investment vehicle with accredited investors identified by Raymond James. The 3.5% convertible perpetual preferred units are convertible, at any time after June 30, 2013, into Class A units, on a one for one basis, and are non-voting equity interests in our operating partnership. When authorized and declared by us, as the general partner of our operating partnership, the 3.5% convertible perpetual preferred units are entitled to a preferred annual distribution equal to $0.525 per unit. On or after January 2, 2018, our operating partnership, in its sole discretion, can elect to redeem the 3.5% convertible perpetual preferred units for cash at $15.00 per unit, plus any accrued and unpaid distributions.

Series C Convertible Units

On February 28, 2013, we issued to AH LLC 634,408 of our Class B common shares and our operating partnership issued 31,085,974 Series C units in exchange for the AH LLC Portfolio. Holders of the Series C units will be entitled to distributions equal to the actual net cash flow of the properties in the AH LLC Portfolio up to a maximum of 3.9% per unit per annum based on a price per unit of $15.50, but will not be entitled to any distributions of income generated by any other properties or operations of our company or any liquidating distributions. Holders of Class A units, including our company and AH LLC, will be entitled to any net cash flow from the AH LLC Portfolio above the maximum yield on the Series C units, as well as distributions of all other cash available for distribution from our operating partnership, subject to the distribution requirements of the 3.5% convertible perpetual preferred units. At any time, at the option of the holders, the Series C units may be converted into Class A units. If holders of the Series C units have not exercised their right to convert the Series C units into Class A units by the earlier of (i) the third anniversary of the date of original issuance of the Series C units or (ii) the date of commencement of the dissolution, liquidation or winding up of our operating partnership, then the Series C units will automatically convert into Class A units. Holders of Series C units will vote on all operating partnership matters with holders of Class A units. Without the approval of the holders of the outstanding Series C units, the properties in the AH LLC Portfolio may not be sold, mortgaged, pledged or made available for financings until conversion of the Series C units.

The tables below set forth the securities of our company and of our operating partnership that were outstanding as of April 5, 2013, without giving effect to this offering. For a description of the terms of these securities, see “Description of Equity Shares” and “Operating Partnership and the Partnership Agreement.”

Securities of Our Company	Shares
Class A common shares	85,389,248
Class B common shares	635,075

Securities of Our Operating Partnership	Units
Class A units	86,056,991
Series C units	31,085,974
3.5% convertible perpetual preferred units	653,492

Our Tax Status

We intend to qualify and will elect to be taxed as a REIT, commencing with our first taxable year ended December 31, 2012. Our qualification as a REIT, and maintenance of such qualification, will depend upon our ability to meet, on a continuing basis, various complex requirements under the Internal Revenue Code of 1986, or the Code, relating to, among other things, the sources of our gross income, the composition and values of our assets, our distributions to our shareholders and the concentration of ownership of our equity shares. We believe that, commencing with our initial taxable year ended December 31, 2012, we are organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and we intend to continue to operate in a manner that will enable us to meet the requirements for qualification and taxation as a REIT. In connection with this offering of our Class A common shares, we will receive an opinion from Hogan Lovells US LLP to the effect that we have been organized and have operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our current organization and proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT.

As a REIT, we generally will not be subject to U.S. federal income tax on the REIT taxable income that we currently distribute to our shareholders, but taxable income generated by any taxable REIT subsidiary that we may form or acquire will be subject to federal, state and local income tax. Under the Code, REITs are subject to numerous organizational and operational requirements, including a requirement that they distribute annually at least 90% of their REIT taxable income to their shareholders. If we fail to qualify as a REIT in any taxable year and do not qualify for certain statutory relief provisions, our income would be subject to U.S. federal income tax, and we would likely be precluded from qualifying for treatment as a REIT until the fifth calendar year following the year in which we fail to qualify. Even if we qualify as a REIT, we may still be subject to certain U.S. federal, state and local taxes on our income and assets and to U.S. federal income and excise taxes on our undistributed income.

Our Distribution Policy

To qualify as a REIT, we must distribute annually to our shareholders an amount at least equal to 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gain. We will be subject to income tax on our taxable income that is not distributed and to an excise tax to the extent that certain percentages of our taxable income are not distributed by specified dates. See “Material U.S. Federal Income Tax Considerations.” Income as computed for purposes of the foregoing tax rules will not necessarily correspond to our income as determined for financial reporting purposes. We intend to distribute our taxable income to our shareholders and retain the balance of our cash available for distribution for reinvestment in properties. However, our cash available for distribution may be less than the amount required to meet the distribution requirements for REITs under the Code, and we may be required to borrow money, sell assets or make taxable distributions of our equity shares or debt securities to satisfy the distribution requirements. Additionally, we may pay future distributions from the proceeds from this offering or other securities offerings and thus all or a portion of such distributions may constitute a return of capital for federal income tax purposes.

The timing and frequency of distributions authorized by our board of trustees in its sole discretion and declared by us will be based upon a variety of factors deemed relevant by our board of trustees, which may include among others: our actual and projected results of operations; our liquidity, cash flows and financial condition; revenue from our properties; our operating expenses; economic conditions; debt service requirements; limitations under our financing arrangements; applicable law; capital requirements and the REIT requirements of the Code. We cannot guarantee whether or when we will be able to make distributions or that any distributions will be sustained over time. Distributions to our shareholders generally will be taxable to our shareholders as ordinary income, although a portion of such distributions may be designated by us as capital gain dividends or qualified dividend income, or may constitute a return of capital. We will furnish annually to each of our shareholders a statement setting forth distributions paid during the preceding year and their federal income tax treatment. For a discussion of the federal income tax treatment of our distributions, see “Material U.S. Federal Income Tax Considerations.”

Restrictions on Ownership

Due to limitations on the concentration of ownership of REIT shares imposed by the Code, subject to certain exceptions, our declaration of trust provides that no person may beneficially own more than 8.0% (in value or in number of shares, whichever is more restrictive) of the outstanding common shares or more than 9.9% (in value or in number of shares, whichever is more restrictive) of any class or series of outstanding preferred shares. Our declaration of trust also prohibits any person from, among other matters, beneficially owning equity shares if such ownership would result in our being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a year) effective upon the completion of this offering; transferring equity shares if such transfer would result in our equity shares being owned by less than 100 persons, effective beginning on the date on which we first have 100 shareholders; and beneficially owning equity shares if such beneficial ownership would otherwise cause us to fail to qualify as a REIT under the Code. Our board of trustees may exempt a person from the ownership limits if such person submits to the board of trustees certain information satisfactory to the board of trustees. See “Description of Equity Shares—Restrictions on Ownership and Transfer.”

Emerging Growth Company Status

We currently qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We have not made a decision whether to take advantage of certain of these exemptions. If we do take advantage of any of these exemptions, we do not know if some investors will find our Class A common shares less attractive as a result. The result may be a less active trading market for our Class A common shares, and our share price may be more volatile.

In addition, an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for all public companies which are not emerging growth companies. Our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

We could remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, which would occur if the market value of our Class A common shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Selling Shareholders

Pursuant to, and subject to the terms and conditions of, the registration rights agreements described below, persons who purchased our Class A common shares in our initial private placement in November 2012 and their respective transferees have the right to sell their Class A common shares in this offering, subject to customary terms and conditions. We are including              Class A common shares in this offering to be sold by selling shareholders.

Registration Rights and Lock-Up Agreements

Pursuant to registration rights agreements between us and the initial purchaser/placement agent for our initial private placement in November 2012 and our follow-on private placement in March 2013, which we refer to as the registration rights agreements, we are required, among other things, to:

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file with the Securities and Exchange Commission, or the SEC, a resale shelf registration statement registering all of the Class A common shares sold in our private placements that are not sold by selling shareholders in this offering no later than November 21, 2013 (unless otherwise extended upon approval by our board of trustees, in which case we may defer such filing until not later than May 20, 2014); and

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use our commercially reasonable efforts to cause the resale shelf registration statement to become effective under the Securities Act of 1933, as amended, or the Securities Act, as promptly as practicable after the filing of the resale shelf registration statement, and in any event, subject to certain exceptions, no later than 180 days after the initial filing of the resale shelf registration statement, and to maintain the resale shelf registration statement continuously effective under the Securities Act for a specified period.

Subject to certain exceptions, each of our officers, trustees and AH LLC has entered into a lock-up agreement with respect to our Class A common shares and securities exchangeable or exercisable for our Class A common shares, restricting the direct or indirect sale of such securities for 180 days after the date of this prospectus without the prior written consent of             . Additionally, all of our other shareholders have agreed with us not to directly or indirectly sell, offer to sell, grant any option or otherwise transfer or dispose of our Class A common shares for 180 days, in the case of holders who are selling shareholders in this offering, and 60 days, in the case of holders who are not selling shares in this offering, in each case after the date of this prospectus. We have agreed not to waive or otherwise modify this agreement without the prior written consent of                     .

Summary Risk Factors

An investment in our Class A common shares involves risks. You should consider carefully the risks discussed below and described more fully along with other risks under “Risk Factors” in this prospectus before investing in our Class A common shares.

•	We are employing a new and untested business model with no proven track record.

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We are a recently organized REIT with a limited operating history, and we may not be able to successfully operate our business or generate sufficient operating cash flows to make or sustain distributions to our shareholders.

•	We may not be able to effectively manage our growth.

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Because we have not yet identified any specific properties to acquire with the net proceeds of this offering, you will be unable to evaluate the allocation of net proceeds from this offering or the economic merits of our investments made with these proceeds.

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We intend to continue to rapidly expand our scale of operations and make acquisitions even if the rental and housing markets are not as favorable as they have been in recent months, which could adversely impact anticipated yields.

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Our credit facility contains financial and operating covenants that could restrict our business and investment activities. Failure to satisfy these covenants could result in a default under our credit facility that could accelerate the maturity of our debt obligations, which would have a material adverse effect on our business, liquidity, results of operations and financial condition and our ability to make distributions to our shareholders.

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Our success depends, in part, upon our ability to hire and retain highly skilled managerial, investment, financial and operational personnel, and the past performance of our senior management may not be indicative of future results.

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Our investments are and will continue to be concentrated in our target markets and the single-family properties sector of the real estate industry, which exposes us to downturns in our target markets or in the single-family properties sector.

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We face significant competition for acquisitions of our target properties. We also face significant competition in the leasing market for quality tenants, which may limit our ability to rent our single-family homes on favorable terms or at all.

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Single-family properties that are being sold through short sales or foreclosure sales are subject to risks of theft, mold, infestation, vandalism, deterioration or other damage that could require extensive renovation prior to renting and adversely impact our operating results.

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We depend on our tenants and their willingness to renew their leases for substantially all of our revenues. Poor tenant selection and defaults and nonrenewals by our tenants may adversely affect our reputation, financial performance and ability to make distributions to our shareholders.

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The large quantity of foreclosed houses and low residential mortgage rates may result in potential renters purchasing residences rather than leasing them and, as a result, cause a decline in the number and quality of potential tenants.

•	Declining real estate values and impairment charges could adversely affect our earnings and financial condition.

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We are self-insured against many potential losses, and uninsured or underinsured losses relating to properties may adversely affect our financial condition, operating results, cash flows and ability to make distributions on our Class A common shares.

•	Mortgage loan modification programs and future legislative action may adversely affect the number of available properties that meet our investment criteria.

•	The Management Internalization exposes us to new and additional responsibilities, costs and risks.

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The contribution agreement we entered into in connection with the Management Internalization was negotiated between a special committee of our board of trustees and AH LLC. Therefore, the terms of the agreement may not be as favorable to us as if it had been negotiated with unaffiliated third parties.

•	Our board of trustees has approved a very broad investment policy and does not review or approve each acquisition decision made by AH LLC.

•	We may be adversely affected by lawsuits alleging trademark infringement.

•	Our fiduciary duties as the general partner of our operating partnership could create conflicts of interest, which may impede business decisions that could benefit our shareholders.

•	AH LLC may have interests that diverge from the interests of our shareholders.

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There is currently no public market for our Class A common shares, a trading market for our Class A common shares may never develop following this offering and the price of our Class A common shares may be volatile and could decline substantially following this offering.

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Members of our executive team, our board of trustees, continuing investors and AH LLC collectively own a significant amount of our Class A common shares or OP units exchangeable for our Class A common shares, and future sales by these holders of our Class A common shares, or the perception that such sales could occur in the future, could have a material adverse effect on the market price of our Class A common shares.

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Failure to qualify as a REIT, or failure to remain qualified as a REIT, would cause us to be taxed as a regular corporation, which would substantially reduce funds available for distribution to our shareholders.

Organizational Information

Our principal executive offices are located at 22917 Pacific Coast Highway, Suite 300, Malibu, California 90265. Our main telephone number is (310) 494-2200. Our Internet website is http://www.americanhomes4rent.com. The contents of our website are not incorporated by reference in or otherwise a part of this prospectus.

THE OFFERING

Class A Common Shares Offered by Us	shares

Class A Common Shares Offered by the Selling Shareholders	shares

Offering Price	$ per Class A common share

Class A Common Shares, Class B Common Shares, Class A Units, Series C Units and 3.5% Convertible Preferred Units Outstanding Immediately After this Offering	Class A common shares, 635,075 Class B common shares, Class A units, 31,085,974 Series C units, and 653,492 3.5% Convertible Preferred Units(1)

Use of Proceeds	We expect to receive net proceeds from this offering of approximately $ (or approximately $ if the underwriters exercise their option to purchase up to Class A common shares in full), but before offering expenses payable by us estimated to be approximately $ .

We will contribute the net proceeds of this offering to our operating partnership in exchange for OP units. Our operating partnership intends to use the net proceeds received from our contribution (i) to acquire and renovate single-family properties in accordance with our business strategy described in this prospectus, (ii) to repay the indebtedness we have incurred or expect to incur under our credit facility and (iii) for general business purposes. At April 5, 2013, there were no borrowings outstanding under our credit facility. See “Use of Proceeds.”

We will not receive any of the net proceeds from the sale of our Class A common shares in this offering by the selling shareholders. See “Use of Proceeds.”

Restrictions on Ownership and Transfer	To assist us in qualifying as a REIT, our declaration of trust generally limits beneficial ownership by any person to no more than 8.0% in value or in number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our equity shares. In addition, our declaration of trust contains various other restrictions on the ownership and transfer of our common shares. See “Description of Equity Shares—Restrictions on Ownership and Transfer.”

Listing	We intend to apply to list our Class A common shares on the NYSE under the symbol “ .”

(1)

Excludes: (i) an aggregate of 670,000 of our Class A common shares issuable upon exercise of options previously granted or approved for grant to members of our board of trustees and our executive team, employees and other service providers under the 2012 Incentive Plan that vest ratably over a period of four years from the date of grant; (ii) 830,000 of our Class A common shares available for issuance in the future under the 2012 Incentive Plan; (iii) up to             of our Class A common shares issuable upon the exercise by the underwriters of their option to purchase additional shares in full; and (iv) AH LLC’s option to acquire an additional $50 million of our Class A common shares at $             per share.

SUMMARY SELECTED FINANCIAL DATA

The following table presents selected historical consolidated financial information and selected portfolio data as of December 31, 2012 and 2011 and for the year ended December 31, 2012 and the period from June 23, 2011 to December 31, 2011. The selected consolidated financial information presented below under the captions “Consolidated Statements of Operations Data” and “Consolidated Balance Sheets Data” have been derived from our audited consolidated financial statements. Under the provisions of Accounting Standards Codification, or ASC, 805 Business Combinations, we have reflected transactions between businesses under common control retroactively based on the date AH LLC commenced acquiring properties on June 23, 2011. As such, the statements of operations reflect activity prior to our date of formation, and the properties contributed to us by AH LLC on December 31, 2012 are reflected retroactively on the balance sheets based on AH LLC’s net book value. Therefore, our selected consolidated financial data may not be indicative of our past or future results and does not reflect our financial position or results of operations had it been presented as if we had been operating independently during the period presented. Since the information presented below is only a summary and does not provide all of the information contained in our historical consolidated financial statements, including the related notes, you should read it in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the related notes, included elsewhere in this prospectus.

Consolidated Statements of Operations Data

	Year Ended December 31, 2012	Period from June 23, 2011 to December 31, 2011
	(in thousands, except per share amounts)	(in thousands, except per share amounts)
Revenue:
Rents from single-family properties	$4,540	$65

Total revenue	4,540	65

Expenses:
Property operating and expenses:
Leased single-family properties	2,011	27
Vacant single-family properties	1,579	12
General and administrative expense	7,199	47
Noncash share-based compensation expense	70	—
Acquisition fees and costs expensed	869	—
Advisory fees	937	—
Depreciation	2,111	21

Total expenses	14,776	107

Net loss	$(10,236)	$(42)

Net loss per share—basic and diluted	$(1.42)	$(0.01)

Consolidated Balance Sheets Data

	As of December 31, 2012	As of December 31, 2011
	(in thousands)	(in thousands)
Single-family properties, net	$505,713	$3,495
Investment in real estate entity	—	—
Cash and cash equivalents	397,198	—
Rent and other receivables	6,586	11
Escrow deposits	10,968	—
Prepaid expenses and other assets	993	17

Total assets	$921,458	$3,523

Total liabilities	$16,294	$49
Total equity	905,164	3,474

Total liabilities and equity	$921,458	$3,523

Selected Other Portfolio Data

	As of December 31, 2012	As of December 31, 2011
Leased single-family properties	1,164	19
Vacant single-family properties available for lease	623	2
Single-family properties being renovated	1,857	12

Total single-family properties owned	3,644	33

RISK FACTORS

An investment in our Class A common shares involves a high degree of risk. Before making an investment decision, you should carefully consider the following risk factors, together with the other information contained in this prospectus. If any of the risks discussed in this prospectus occur, our business, prospects, financial condition, results of operations and our ability to make cash distributions to our shareholders could be materially and adversely affected. In that case, the trading price of our Class A common shares could decline significantly, and you could lose all or part of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Forward-Looking Statements.”

Risks Related to Our Business

We are employing a new and untested business model with no proven track record.

Until very recently, the single-family rental business consisted primarily of private and individual investors in local markets and was managed individually or by small, local property managers. Our investment strategy involves purchasing a large number of residential properties and leasing them to suitable tenants. No peer companies exist with an established track record to enable us to predict whether our investment strategy can be implemented successfully over time. It will be difficult for you to evaluate our potential future performance without the benefit of established track records from companies implementing a similar investment strategy. We may encounter unanticipated problems implementing our investment strategy, which may adversely affect our results of operations and ability to make distributions on our Class A common shares and cause our share price to decline significantly. We can provide no assurance that we will be successful in implementing our investment strategy or that we will be successful in achieving our objective of providing attractive risk-adjusted returns to our shareholders.

We are a recently organized REIT with a limited operating history, and we may not be able to successfully operate our business or generate sufficient cash flows to make or sustain distributions to our shareholders.

We were organized in October 2012, and we commenced operations in November 2012 upon completion of our initial private placement. We have a limited operating history and may not be able to successfully operate our business or implement our operating policies and investment strategy as described in this prospectus. Furthermore, we may not be able to generate sufficient cash flows to pay our operating expenses, service any debt we may incur in the future and make distributions to our shareholders. Our ability to successfully operate our business and implement our operating policies and investment strategy depends on many factors, including:

•	the availability of, and our ability to identify, attractive acquisition opportunities consistent with our investment strategy;

•	our ability to contain renovation, maintenance, marketing and other operating costs for our properties;

•	our ability to maintain high occupancy rates and target rent levels;

•	costs that are beyond our control, including title litigation, litigation with tenants or tenant organizations, legal compliance, real estate taxes, HOA fees and insurance;

•	judicial and regulatory developments affecting landlord-tenant relations that may affect or delay our ability to dispossess or evict occupants or increase rents;

•	judicial and regulatory developments affecting banks’ and other mortgage holders’ ability to foreclose on delinquent borrowers;

•	reversal of population, employment or homeownership trends in target markets;

•	interest rate levels and volatility, such as the accessibility of short-and long-term financing on desirable terms; and

•

economic conditions in our target markets, including changes in employment and household earnings and expenses, as well as the condition of the financial and real estate markets and the economy generally.

In addition, we face significant competition in acquiring attractive properties on advantageous terms, and the value of the properties that we acquire may decline substantially after we purchase them.

We may not be able to effectively manage our growth.

We have a limited operating history, and we plan to grow our own property portfolio and operations rapidly. Since commencing operations in November 2012, we have acquired 6,006 single-family properties in 19 states. Our future operating results depend on our ability to effectively manage our rapid growth, which is dependent, in part, upon our ability to:

•	stabilize and manage a rapidly increasing number of properties and tenant relationships while maintaining a high level of tenant satisfaction and building and enhancing our brand;

•	identify and supervise an increasing number of suitable third parties on which we rely to provide certain services to our properties;

•	attract, integrate and retain new management and operations personnel as our organization grows in size and complexity;

•	continue to improve our operational and financial controls and reporting procedures and systems; and

•	scale our technology and other infrastructure platforms to adequately service new properties.

We cannot assure you that we will be able to achieve these results or that we may otherwise be able to manage our growth effectively. Any failure to do so may have an adverse effect on our business and operating results.

Because we have not yet identified any specific properties to acquire with the net proceeds of this offering, you will be unable to evaluate the allocation of net proceeds from this offering or the economic merits of our investments made with these proceeds.

Because we have not yet identified any specific properties to acquire with the net proceeds of this offering or committed any portion of the net proceeds of this offering to any specific property investment, you will be unable to evaluate the allocation of the net proceeds of this offering or the economic merits of our investments made with these proceeds before making an investment decision to purchase our Class A common shares.

We will have broad authority to invest the net proceeds of this offering in any real estate investments that we may identify in the future, and we may use those proceeds to make investments with which you may not agree. You will be unable to evaluate the economic merits of our properties before we invest in them and will be relying on our ability to select attractive investment properties. We also will have broad discretion in implementing policies regarding tenant creditworthiness, and you will not have the opportunity to evaluate potential tenants. In addition, our investment policies may be amended or revised from time to time at the discretion of our board of trustees, without a vote of our shareholders. These factors will increase the uncertainty and the risk of investing in our Class A common shares.

Although we intend to use the net proceeds of this offering to acquire, renovate and rent single-family properties in our target markets, we cannot assure you that we will be able to do so. Our failure to apply the net proceeds of this offering effectively or find suitable properties to acquire in a timely manner or on acceptable terms could result in returns that are substantially below expectations or result in losses.

We intend to continue to rapidly expand our scale of operations and make acquisitions even if the rental and housing markets are not as favorable as they have been in recent months, which could adversely impact anticipated yields.

Our long-term growth depends on the availability of acquisition opportunities in our target markets at attractive pricing levels. We believe various factors and market conditions have made homes available for purchase at prices that are below replacement costs. We expect that in the future housing prices will stabilize and return to more normalized levels, and therefore future acquisitions may be more costly. There are many factors that may cause a recovery in the housing market that would result in future acquisitions becoming more expensive and possibly less attractive than recent past and present opportunities, including:

•	improvements in the overall economy and job market;

•	a resumption of consumer lending activity and greater availability of consumer credit;

•	improvements in the pricing and terms of mortgage-backed securities;

•	the emergence of increased competition for single-family assets from private investors and entities with similar investment objectives to ours; and

•	tax or other government incentives that encourage homeownership.

We have not adopted and do not expect to adopt a policy of making future acquisitions only if they are accretive to existing yields and distributable cash. We will continue to invest significant resources in developing AH LLC’s acquisition platform, and we plan to continue acquiring properties as long as we believe such properties offer an attractive total return opportunity. Accordingly, future acquisitions may have lower yield characteristics than recent past and present opportunities and if such future acquisitions are funded through equity issuances, the yield and distributable cash per share will be reduced, and the value of our Class A common shares may decline.

Our revenue and expenses are not directly correlated, and because a large percentage of our costs and expenses are fixed, we may not be able to adapt our cost structure to offset declines in our revenue.

Most of the expenses associated with our business, such as acquisition costs, renovation and maintenance costs, real estate taxes, HOA fees, personal and ad valorem taxes, insurance, utilities, employee wages and benefits and other general corporate expenses, are relatively inflexible and will not necessarily decrease with a reduction in revenue from our business. Our assets also are prone to depreciation and will require a significant amount of ongoing capital expenditures. Our expenses and ongoing capital expenditures also will be affected by inflationary increases, and certain of our cost increases may exceed the rate of inflation in any given period. By contrast, our rental income is affected by many factors beyond our control such as the availability of alternative rental housing and economic conditions in our target markets. In addition, state and local regulations may require us to maintain properties that we own, even if the cost of maintenance is greater than the value of the property or any potential benefit from renting the property. As a result, we may not be able to fully offset rising costs and capital spending by higher rental rates, which could have a material adverse effect on our results of operations and cash available for distribution.

Our success depends, in part, upon our ability to hire and retain highly skilled managerial, investment, financial and operational personnel, and the past performance of our senior management may not be indicative of future results.

The implementation of our business plan may require that we employ additional qualified personnel. Competition for highly skilled managerial, investment, financial and operational personnel is intense. As additional, large real estate investors have entered the single-family rental business, we have faced increased challenges in hiring and retaining personnel, and we cannot assure our shareholders that we will be successful in attracting and retaining such skilled personnel. If we are unable to hire and retain qualified personnel as required, our growth and operating results could be adversely affected.

You should not rely upon the past performance of our senior management, as their past performance at Public Storage, which was in the self-storage business, or their other prior professional endeavors may not be indicative of our future results. Other than their experience with our company and AH LLC, which was organized in June 2011, our executive team has no experience in the business of acquiring and renting single-family residences.

Our investments are and will continue to be concentrated in our target markets and in the single-family properties sector of the real estate industry, which exposes us to downturns in our target markets or in the single-family properties sector.

Our investments in real estate assets are and will continue to be concentrated in target markets and in the single-family properties sector of the real estate industry. A downturn or slowdown in the rental demand for single-family housing caused by adverse economic, regulatory or environmental conditions, or other events, in our target markets may have a greater impact on the value of our properties or our operating results than if we had more fully diversified our investments. While we have limited experience in this sector, we believe that there may be some seasonal fluctuations in rental demand with demand higher in the spring and summer than in the fall and winter. Such seasonal fluctuations may impact our operating results.

In addition to general, regional, national and international economic conditions, our operating performance will be impacted by the economic conditions in our target markets. We acquire, renovate and rent single-family properties in our target markets, which currently include MSAs within 19 states, including, Texas, Florida, Arizona, Illinois, Georgia, Indiana, Ohio, North Carolina, Tennessee and Nevada. As of February 28, 2013, approximately 59% of our properties were concentrated in only five states – Texas, Florida, Arizona, Illinois and Georgia. We base a substantial part of our business plan on our belief that property values and operating fundamentals for single-family properties in these markets will improve significantly over the next several years. However, each of these markets experienced substantial economic downturns in recent years and could experience similar or worse economic downturns in the future. We can provide no assurance as to the extent property values and operating fundamentals in these markets will improve, if at all. If the recent economic downturn in these markets persists or if we fail to accurately predict the timing of economic improvement in these markets, the value of our properties could decline and our ability to execute our business plan may be adversely affected, which could adversely affect our financial condition, operating results and ability to make distributions to our shareholders and cause the value of your investment to decline.

We may rely on local, third-party providers for services that may become limited or unavailable and may harm our brand and reputation and operation results.

We may rely on local, third-party vendors and service providers, including third-party house improvement professionals, leasing agents and property management companies in situations when it is cost-effective to do so or our internal staff is unable to perform these functions. We do not have exclusive or long-term contractual relationships with any of these third-party providers, and we can provide no assurance that we will have uninterrupted or unlimited access to their services. Furthermore, selecting, managing and supervising these third-party providers require significant management resources and expertise. If we do not select, manage and supervise appropriate third parties for these services, our brand and reputation and operating results may suffer. Moreover, we may not successfully detect and prevent fraud, incompetence or theft by our third-party providers, which could subject us to material liability or responsibility for damages, fines and/or penalties associated with such fraud, incompetence or theft.

In addition, any removal or termination of third-party providers would require us to seek new vendors or providers, which would create delays and adversely affect our operations. If we do not select appropriate third-party providers, or if the third-party providers we do select fail to deliver quality services, our brand and reputation, operating results and cash flows from our properties may be adversely affected, including entities in which we and our affiliates have an interest.

We may experience deferred maintenance costs.

Before renting a home, AH LLC typically performs a detailed assessment with an on-site review of each property to identify the scope of work to be completed. Beyond customary repairs, AH LLC usually focuses on improvements that optimize overall property appeal and complete such improvements when appropriate and cost-effective as a means of maximizing the value of the property. To the extent properties are leased to existing tenants, renovations may be postponed until the tenant vacates the premises, and we will pay the costs of renovating.

We may not have control over timing and costs arising from renovation of properties.

Nearly all of our properties require some level of renovation immediately upon their acquisition or in the future following expiration of a lease or otherwise. We may acquire properties that we plan to extensively renovate. We also may acquire properties that we expect to be in good condition only to discover unforeseen defects and problems that require extensive renovation and capital expenditures. In addition, in order to reposition properties in the rental market, we will be required to make ongoing capital improvements and replacements and may need to perform significant renovations and repairs from time to time that tenant deposits and insurance may not cover. Our properties have infrastructure and appliances of varying ages and conditions. Consequently, AH LLC routinely retains independent contractors and trade professionals to perform physical repair work, and we are exposed to all of the risks inherent in property renovation, including potential cost overruns, increases in labor and materials costs, delays by contractors in completing work, delays in the timing of receiving necessary work permits, certificates of occupancy and poor workmanship. If our assumptions regarding the costs or timing of renovation across our properties prove to be materially inaccurate, our operating results and ability to make distributions to our shareholders may be adversely affected.

We face significant competition for acquisitions of our target properties.

We face significant competition for attractive acquisition opportunities in our target markets from other large real estate investors, some of which have greater financial resources and a lower cost of capital than we do. Several REITs and other funds have recently deployed, and others are expected to deploy in the near future, significant amounts of capital to purchase single-family homes and may have investment objectives that overlap and compete with ours, including in our target markets. This activity has adversely impacted our level of purchases in certain of our target markets. If our business model or a similar model proves to be successful, we can expect competition to intensify significantly. As a result, the purchase price of potential acquisition properties may be significantly elevated, or we may be unable to acquire properties on desirable terms or at all.

We face significant competition in the leasing market for quality tenants, which may limit our ability to rent our single-family homes on favorable terms or at all.

We face competition for tenants from other lessors of single-family properties, apartment buildings and condominium units, and the continuing development of apartment buildings and condominium units in many of our target markets increases the supply of housing and exacerbates competition for tenants. Many of these competitors may successfully attract tenants with better incentives and amenities, which could adversely affect our ability to obtain quality tenants and lease our single-family properties on favorable terms or at all. At February 28, 2013, we owned approximately 6,006 single-family properties, approximately 2,038, or 34%, of which were leased. Our operating results and ability to make distributions to our shareholders would be adversely affected if we are not able to lease our properties on favorable terms or at all.

Our evaluation of properties involves a number of assumptions that may prove inaccurate, which could result in us paying too much for properties we acquire or overvaluing our properties or our properties failing to perform as we expect.

In determining whether a particular property meets our investment criteria, we make a number of assumptions, including assumptions related to estimated time of possession and estimated renovation costs and time frames, annual operating costs, market rental rates and potential rent amounts, time from purchase to leasing and tenant default rates. These assumptions may prove inaccurate. As a result, we may pay too much for properties we acquire or overvalue our properties, or our properties may fail to perform as we expect. Adjustments to the assumptions we make in evaluating potential purchases may result in fewer properties qualifying under our investment criteria, including assumptions related to our ability to lease properties we have purchased. Reductions in the supply of properties that meet our investment criteria may adversely affect our ability to implement our investment strategy and operating results.

Furthermore, the properties that we acquire vary materially in terms of time to possession, renovation, quality and type of construction, location and hazards. Our success depends on our ability to acquire properties that can be quickly possessed, renovated, repaired, upgraded and rented with minimal expense and maintained in rentable condition. AH LLC’s ability to identify and acquire such properties is fundamental to our success. In addition, the recent market and regulatory environments relating to single-family residential properties have been changing rapidly, making future trends difficult to forecast. For example, an increasing number of homeowners now wait for an eviction notice or eviction proceedings to commence before vacating foreclosed premises, which significantly increases the time period between the acquisition and leasing of a property. Such changes affect the accuracy of our assumptions and, in turn, may adversely affect our operating results.

Purchasing single-family properties through the foreclosure auction process will subject us to significant risks that could adversely affect our operating results, cash flows and ability to make distributions to our shareholders.

Our business plan involves acquiring single-family properties through the foreclosure auction process simultaneously in a number of markets, which involves monthly foreclosure auctions on the same day of the month in certain markets. As a result, we are only able to visually inspect properties from the street and must purchase these properties without a contingency period and in “as is” condition with the risk that unknown defects in the property may exist. We also may encounter unexpected legal challenges and expenses in the foreclosure process. Upon acquiring a new property, we may have to evict residents who are in unlawful possession before we can secure possession and control of the property. The holdover occupants may be the former owners or tenants of a property, or they may be squatters or others who are illegally in possession. Securing control and possession from these occupants can be both costly and time-consuming.

Further, when acquiring properties on an “as is” basis, title commitments are often not available prior to purchase, and title reports or title information may not reflect all senior liens, which may increase the possibility of acquiring houses outside predetermined acquisition and price parameters, purchasing residences with title defects and deed restrictions, HOA restrictions on leasing or underwriting or purchasing the wrong residence. The policies, procedures and practices we implement to assess the state of title and leasing restrictions prior to purchase may not be effective, which could lead to a material if not complete loss on our investment in such properties. In addition, even if we are able to acquire title insurance on a property prior to purchase, the insurance may not cover all defects and/or the significant legal costs associated with obtaining clear title. For properties we acquire through the foreclosure auction process, we likely will not obtain title commitments prior to purchase and may not be able to perform the type of title review that is customary in acquisitions of real property. As a result, our knowledge of potential title issues will be limited, and no title insurance protection will be in place. This lack of title knowledge and insurance protection may result in third parties having claims against our title to such properties that may materially and adversely affect the values of the properties or call into question the validity of our title to such properties. Without title insurance, we are fully exposed to, and would have to defend ourselves against, such claims. Further, if any such claims are superior to our title to the property we acquired, we risk loss of the property purchased. Any of these risks could adversely affect our operating results, cash flows and ability to make distributions to our shareholders.

Properties acquired through bulk sales may subject us to the risk of acquiring properties that do not fit our target investment criteria and may be costly or time consuming to divest, which may adversely affect our operating results.

We have acquired and expect to continue to acquire properties purchased as portfolios in bulk from other owners of single-family homes. To the extent the management and leasing of such properties has not been consistent with our property management and leasing standards, we may be subject to a variety of risks, including risks relating to the condition of the properties, the credit quality and employment stability of the tenants and compliance with applicable laws, among others. In addition, financial and other information provided to us regarding such portfolios during our due diligence may be inaccurate, and we may not discover such inaccuracies until it is too late to seek remedies against such sellers. To the extent we timely pursue such remedies, we may not be able to successfully prevail against the seller in an action seeking damages for such inaccuracies. If we conclude that certain properties purchased in bulk portfolios do not fit our target investment criteria, we may decide to sell, rather than renovate and rent, these properties, which could take an extended period of time and may not result in a sale at an attractive price.

Single-family properties that are being sold through short sales or foreclosure sales are subject to risks of theft, mold, infestation, vandalism, deterioration or other damage that could require extensive renovation prior to renting and adversely impact operating results.

When a single-family property is put into foreclosure due to a default by the homeowner on its mortgage obligations or the value of the property is substantially below the outstanding principal balance on the mortgage and the homeowner decides to seek a short sale, the homeowner may abandon the property or cease to maintain the property as rigorously as the homeowner normally would. Neglected and vacant properties are subject to increased risks of theft, mold, infestation, vandalism, general deterioration and other maintenance problems that may persist without appropriate attention and remediation. If we begin to purchase a large volume of properties in bulk sales and are not able to inspect them immediately before closing on the purchase, we may purchase properties that may be subject to these problems, which may result in maintenance and renovation costs and time frames that far exceed our estimates. These circumstances could substantially impair our ability to quickly renovate and lease such properties in a cost efficient manner or at all, which would adversely impact our operating results.

Many factors impact the single-family residential rental market and if rents in our target markets do not increase sufficiently to keep pace with rising costs of operations, our income and distributable cash will decline.

The success of our business model depends, in part, on conditions in the single-family rental market in our target markets. Our asset acquisitions are premised on assumptions about occupancy levels and rental rates, and if those assumptions prove to be inaccurate, our cash flows and profitability will be reduced. Occupancy levels and rental rates have benefited in recent periods from macro trends affecting the U.S. economy and residential real estate markets in particular, including:

•	a tightening of credit that has made it more difficult to finance a home purchase, combined with efforts by consumers generally to reduce their exposure to credit;

•	weak economic and employment conditions that have increased foreclosure rates and made it more difficult for families to remain in their homes that were purchased prior to the housing market downturn;

•	declining real estate values that have challenged the traditional notion that homeownership is a stable investment; and

•	the unprecedented level of vacant housing comprising the REO inventory held for sale by banks, government-sponsored entities and other mortgage lenders or guarantors.

We do not expect these favorable trends in the residential rental market to continue indefinitely. Eventually, a strengthening of the U.S. economy and job growth, coupled with government programs designed to keep home owners in their homes and/or other factors may contribute to a stabilization or reversal of the current trend that favors renting rather than homeownership. In addition, we expect that as investors like us increasingly seek to capitalize on opportunities to purchase housing assets at below replacement costs and convert them to productive uses, the supply of single-family rental properties will decrease and the competition for tenants may intensify. A softening of the rental market in our target areas would reduce our rental income and profitability.

Eminent domain could lead to material losses on our investments in our properties.

Governmental authorities may exercise eminent domain to acquire land on which our properties are built in order to build roads and other infrastructure. Any such exercise of eminent domain would allow us to recover only the fair value of the affected properties. Our investment strategy is premised on the concept that this “fair value” will be substantially less than the real value of the property for a number of years, and we could effectively have no profit potential from properties acquired by the government through eminent domain. Several cities also are exploring proposals to use eminent domain to acquire mortgages to assist homeowners to remain in their homes, potentially reducing the supply of single-family properties in our target markets.

We depend on our tenants and their willingness to renew their leases for substantially all of our revenues. Poor tenant selection and defaults and nonrenewals by our tenants may adversely affect our reputation, financial performance and ability to make distributions to our shareholders.

We depend on tenants for substantially all of our revenues. As a result, our success depends in large part upon our ability to attract and retain qualified tenants for our properties. Our reputation, financial performance and ability to make distributions to our shareholders would be adversely affected if a significant number of our tenants fail to meet their lease obligations or fail to renew their leases. For example, tenants may default on rent payments, make unreasonable and repeated demands for service or improvements, make unsupported or unjustified complaints to regulatory or political authorities, use our properties for illegal purposes, damage or make unauthorized structural changes to our properties that are not covered by security deposits, refuse to leave the property upon termination of the lease, engage in domestic violence or similar disturbances, disturb nearby residents with noise, trash, odors or eyesores, fail to comply with HOA regulations, sublet to less desirable individuals in violation of our lease or permit unauthorized persons to live with them. Damage to our properties may delay re-leasing after eviction, necessitate expensive repairs or impair the rental income or value of the property resulting in a lower than expected rate of return. Widespread unemployment and other adverse changes in the economic conditions in our target markets could result in substantial tenant defaults. In the event of a tenant default or bankruptcy, we may experience delays in enforcing our rights as landlord at that property and will incur costs in protecting our investment and re-leasing the property.

Short-term leases of residential property may expose us to the effects of declining market rents.

Substantially all of our leases are of a duration of less than two years and will be one year in the majority of cases. As these leases permit tenants to leave at the end of the lease term without penalty, we anticipate our rental revenues may be affected by declines in market rents more quickly than if our leases were for longer terms. Short-term leases may result in high turnover, which involves costs such as restoring the properties, marketing costs and lower occupancy levels. Because we have a limited track record, we cannot accurately predict our turnover rate or the associated costs we will incur. Moreover, we cannot assure you that our leases will be renewed on equal or better terms or at all. If our tenants do not renew their leases or the rental rates for our properties decrease, our operating results and ability to make distributions to our shareholders could be adversely affected.

The large quantity of foreclosed houses and low residential mortgage rates may result in potential renters purchasing residences rather than leasing them and, as a result, may cause a decline in the number and quality of potential tenants.

Some of our target markets have a large quantity of foreclosed houses, and there are currently low residential mortgage interest rates and government sponsored programs to promote home ownership. These factors may encourage potential renters to purchase residences rather than lease them, thereby causing a decline in the number and quality of potential tenants available to us.

Declining real estate values and impairment charges could adversely affect our financial condition and operating results.

We intend to review the carrying value of our properties when circumstances, such as adverse market conditions, indicate potential impairment may exist. If our evaluation indicates that we may be unable to recover the carrying value of a material portion of our real estate investments, an impairment charge will be recorded to the extent that the carrying value exceeds the estimated fair value of the properties. These losses would directly impact our financial condition and operating results. The evaluation of anticipated cash flows is highly subjective and is based in part on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results in future periods. A declining real estate market may cause us to reevaluate the assumptions used in our impairment analysis. Impairment charges would adversely affect our financial condition and operating results.

Our financial results in the period or periods immediately following completion of this offering may not be reflective of our earning potential and may cause our Class A common share price to decline.

Our financial results in the fiscal periods immediately following completion of this offering may not be representative of our future potential. Prior to the full deployment of the net proceeds from this offering, we may invest the undeployed net proceeds in interest-bearing, short-term, investment-grade securities or money market accounts that are consistent with our intention to qualify as a REIT. We expect that these initial investments will provide a lower net return than we expect to receive from the investments described in this prospectus. In addition, because we expect to experience rapid growth following this offering, we will have a greater percentage of our portfolio invested in assets in the process of stabilization than we would expect to have as a more mature operation. It will take time and significant cash resources to restore, reposition and lease these properties in the process of stabilization. As a result, newly acquired properties that are not leased at the time of acquisition, will not begin generating revenue for some period of time following this offering and will reduce our overall financial performance.

We are self-insured against many potential losses, and uninsured or underinsured losses relating to properties may adversely affect our financial condition, operating results, cash flows and ability to make distributions on our Class A common shares.

We will attempt to ensure that all of the properties we acquire are adequately insured to cover casualty losses. However, many of the policies covering casualty losses may be subject to substantial deductibles and carveouts, and we will be self-insured up to the amount of the deductibles and carveouts. Since some claims against us will not exceed the deductibles under our insurance policies, we will be effectively self-insured for some claims. There are also some losses, including losses from floods, fires, earthquakes, acts of war, acts of terrorism or riots, that may not always be insured against or that are not generally fully insured against because it is not deemed economically feasible or prudent to do so. In addition, changes in the cost or availability of insurance could expose us to uninsured casualty losses.

In the event that any of the properties we acquire incur a casualty loss that is not fully covered by insurance, the value of our assets will be reduced by the amount of any such uninsured loss, and we could experience a significant loss of capital invested and potential revenues in these properties and could potentially remain obligated under any recourse debt associated with the property. Inflation, changes in building codes and ordinances, environmental considerations and other factors might also keep us from using insurance proceeds to replace or renovate a property after it has been damaged or destroyed. Under those circumstances, the insurance proceeds we receive might be inadequate to restore our economic position on the damaged or destroyed property. Any such losses could adversely affect our financial condition, operating results, cash flows and ability to make distributions on our Class A common shares. In addition, we may have no source of funding to repair or reconstruct the damaged property, and we cannot assure you that any such sources of funding will be available to us for such purposes in the future.

Contingent or unknown liabilities could adversely affect our financial condition, cash flows and operating results.

We may acquire properties that are subject to contingent or unknown liabilities, including liabilities for or with respect to liens attached to properties, unpaid real estate tax, utilities or HOA charges for which a subsequent owner remains liable, clean-up or remediation of environmental conditions or code violations, claims of customers, vendors or other persons dealing with the acquired entities and tax liabilities, among other things. Purchases of single-family properties acquired at auction, in short sales, from lenders or in bulk purchases typically involve few or no representations or warranties with respect to the properties. In each case, our acquisition may be without any, or with only limited, recourse against the sellers with respect to unknown liabilities or conditions. As a result, if any such liability were to arise relating to our properties, or if any adverse condition exists with respect to our properties that is in excess of our insurance coverage, we might have to pay substantial amounts to settle or cure it, which could adversely affect our financial condition, cash flows and operating results.

In addition, the properties we acquire may be subject to covenants, conditions or restrictions that restrict the use or ownership of such properties, including prohibitions on leasing or requirements to obtain the approval of HOAs prior to leasing. We may not discover such restrictions during the acquisition process, and such restrictions may adversely affect our ability to utilize such properties as we intend.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

In the ordinary course of our business we acquire and store sensitive data, including intellectual property, our proprietary business information and personally identifiable information of our prospective and current tenants, our employees and third-party service providers in our branch offices and on our networks and website. The secure processing and maintenance of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, disruption to our operations and the services we provide to customers or damage our reputation, which could adversely affect our results of operations and competitive position.

A significant number of our properties are part of HOAs, and we and our tenants are subject to the rules and regulations of such HOAs, which may be arbitrary or restrictive, and violations of such rules may subject us to additional fees and penalties and litigation with such HOAs that would be costly.

A significant number of our properties are part of HOAs, which are private entities that regulate the activities of and levy assessments on properties in a residential subdivision. HOAs in which we own properties may have or enact onerous or arbitrary rules that restrict our ability to renovate, market or lease our properties or require us to renovate or maintain such properties at standards or costs that are in excess of our planned operating budgets. Such rules may include requirements for landscaping, limitations on signage promoting a property for lease or sale, or the use of specific construction materials in renovations. Some HOAs also impose limits on the number of property owners who may rent their homes, which if met or exceeded, would cause us to incur additional costs to resell the property and opportunity costs of lost rental income. Furthermore, many HOAs impose restrictions on the conduct of occupants of homes and the use of common areas and we may have tenants who violate HOA rules and for which we may be liable as the property owner. Additionally, the boards of directors of the HOAs in which we own property may not make important disclosures about the properties or may block our access to HOA records, initiate litigation, restrict our ability to sell our properties, impose assessments or arbitrarily change the HOA rules. We may be unaware of or unable to review or comply with HOA rules before purchasing the property and any such excessively restrictive or arbitrary regulations may cause us to sell such property at a loss, prevent us from renting such property or otherwise reduce our cash flow from such property, which would have an adverse effect on our returns on these properties.

Joint venture investments that we make may limit our ability to invest in certain markets and could be adversely affected by our lack of sole decision-making authority, our reliance on joint venture partners’ financial condition and disputes between us and our joint venture partners.

We may co-invest in the future with third parties through partnerships, joint ventures or other entities, acquiring non-controlling interests in or sharing responsibility for managing the affairs of a property, partnership, joint venture or other entity. In such event, we may be subject to restrictions that prohibit us from making investments in certain markets until all of the funds in such partnership, joint venture or other entity are invested or committed, and we would not be in a position to exercise sole decision-making authority regarding the property, partnership, joint venture or other entity which could, among other things, impact our ability to satisfy the REIT requirements. Investments in partnerships, joint ventures or other entities may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that joint venture partners might become bankrupt or fail to fund their share of required capital contributions. Joint venture partners may have economic or other business interests or goals that are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives. Such investments also may have the potential risk of impasses on decisions, such as a sale, because neither we nor the partners would have full control over the partnership or joint venture. Disputes between us and our partners may result in litigation or arbitration that would increase our expenses and prevent our officers and/or trustees from focusing their time and effort on our business. Consequently, actions by, or disputes with, partners might result in subjecting properties owned by the partnership or joint venture to additional risk. In addition, we may in certain circumstances be liable for the actions of our third-party partners or co-venturers.

We anticipate involvement in a variety of litigation.

We anticipate involvement in a range of legal actions in the ordinary course of business. These actions may include eviction proceedings and other landlord-tenant disputes, challenges to title and ownership rights (including actions brought by prior owners alleging wrongful foreclosure by their lender or servicer), and issues with local housing officials arising from the condition or maintenance of the property. These actions can be time consuming and expensive. While we intend to vigorously defend any non-meritorious action or challenge, we cannot assure you that we will not be subject to expenses and losses that may adversely affect our operating results.

We may be adversely affected by lawsuits alleging trademark infringement.

We do not currently have any trademarks or copyrights. However, several other companies in the United States, including companies in the real estate industry, may use words, phrases or logos similar to those we develop as part of our brand. As a result, we may face potential claims that the use of our brand infringes on their existing trademarks. For example, on or about November 1, 2012, we received notice of a claim that our “American Homes 4 Rent” brand name may infringe on an existing trademark of a participant in the real estate rental services and rental property management industries. While we intend to vigorously defend against this claim, the defense of any trademark infringement claim can be both costly and disruptive of the time and resources of our management, even if the claim against us is without merit. If we are unable to successfully defend against such a claim, we may be required to pay substantial damages or settlement costs to resolve the claim. In addition, we may be required to re-brand or incur substantial marketing costs to revise our brand to avoid future disputes. Any such trademark infringement claims and potential remedial measures could materially harm our brand name, reputation and results of operations.

Complying with REIT requirements may limit our ability to hedge risk effectively.

The REIT provisions of the Code may limit our ability to hedge the risks inherent to our operations. As mentioned below, from time to time, we may enter into hedging transactions with respect to one or more of our assets or liabilities. Any income or gain derived by us from transactions that hedge certain risks, such as the risk of changes in interest rates, will not be treated as gross income for purposes of either the 75% or the 95% gross income test, as defined below in “Material U.S. Federal Income Tax Considerations,” unless specific requirements are met. Such requirements include that the hedging transaction be properly identified within prescribed time periods and that the transaction either (i) hedges risks associated with indebtedness issued by us that is incurred to acquire or carry real estate assets or (ii) manages the risks of currency fluctuations with respect to income or gain that qualifies under the 75% or 95% gross income test (or assets that generate such income). To the extent that we do not properly identify such transactions as hedges, hedge other types of indebtedness or enter into hedges with respect to our assets, the income from those transactions is not likely to be treated as qualifying income for purposes of the 75% and 95% gross income tests. As a result of these rules, we may have to limit the use of hedging techniques that might otherwise be advantageous, which could result in greater risks associated with interest rate or other changes than we would otherwise incur.

Our board of trustees has approved a very broad investment policy and does not review or approve each acquisition decision made by AH LLC.

AH LLC is authorized to follow a very broad investment policy established by our board of trustees. Our board of trustees periodically reviews and updates the investment policy and also reviews our portfolio of residential real estate, but it does not review or approve AH LLC’s specific property acquisitions. In addition, in conducting periodic reviews, our board of trustees may rely primarily on information provided to them by AH LLC and our management. Furthermore, acquisitions may be costly, difficult or impossible to unwind by the time they are reviewed by our board of trustees. AH LLC has great latitude within the broad parameters of the investment policy set by our board of trustees in determining our acquisition strategies, which could result in net returns that are substantially below expectations or that result in material losses, which would adversely affect our business and operating results, or may otherwise not be in the best interests of our shareholders.

As a result of becoming a public company, we will be required to complete an analysis of our internal controls over financial reporting. If we are unable to do so in a timely manner, or if our internal controls are determined to be ineffective, investor confidence in our company may be adversely affected and, as a result, the value of our Class A common shares may decline.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal controls over financial reporting for the first fiscal year beginning after the completion of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting, as well as a statement that our independent registered public accounting firm has issued an opinion on our internal control over financial reporting.

We are in the very early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective.

If we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal controls, investors could lose confidence in the accuracy and completeness of our financial reports, which could cause the price of our Class A common shares to decline, and we may become subject to investigation or sanctions by the SEC. We will be required to disclose changes made in our internal control and procedures on a quarterly basis. However, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an "emerging growth company," as defined in the JOBS Act if we take advantage of the exemptions contained in the JOBS Act. We will remain an "emerging growth company" for up to five years, although we could lose that status if our revenues exceed $1 billion, if we issue more than $1 billion in non-convertible debt in a three-year period or if the market value of our Class A common shares that are held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an "emerging growth company" as of the following December 31. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Our remediation efforts may not enable us to avoid a material weakness in the future. In addition, to comply with the requirements of being a public company, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff.

If we cannot obtain additional financing, our growth may be limited.

Part of our business strategy may involve the use of debt and equity financing to increase potential returns to our shareholders in the future. Although we do not believe we need to use leverage to execute our business strategy, our inability in the future to obtain additional financing on attractive terms, or at all, could adversely impact our ability to execute our business strategy, which could adversely affect our growth prospects and future shareholder returns. Our access to capital depends, in part, on:

•	general business conditions;

•	financial market conditions;

•	the market’s perception of our business prospects and growth potential;

•	the market price of our Class A common shares;

•	our current debt levels; and

•	our current and expected earnings, cash flow and distributions.

We cannot assure you that we will be able to obtain debt or equity financing on terms favorable or acceptable to us or at all. If we are unable to do so, we may have to curtail our investment activities, which could limit our growth prospects, and we may be forced to dispose of assets at inopportune times in order to maintain our REIT qualification. In addition, if we are unable to obtain debt financing, we may have to rely more heavily on additional equity issuances, which may be dilutive to our shareholders, or on less efficient forms of debt financing that require a larger portion of our cash flow from operations, thereby reducing funds available for our operations, future business opportunities, cash distributions to our shareholders and other purposes.

Future debt service obligations could adversely affect our operating results, may require us to sell properties and could adversely affect our ability to make distributions to our shareholders.

Our financing strategy contemplates the use of secured or unsecured debt to finance long-term growth. While we intend to limit the sum of the outstanding principal amount of our consolidated indebtedness to up to 50% of our total assets, our governing documents contain no limitations on the amount of debt that we may incur, and our board of trustees may change our financing strategy at any time without shareholder approval. As a result, we may be able to incur substantial additional debt in the future.

Incurring debt could subject us to many risks, including the risks that:

•	our cash flows from operations will be insufficient to make required payments of principal and interest;

•	our debt may increase our vulnerability to adverse economic and industry conditions;

•

we may be required to dedicate a substantial portion of our cash flows from operations to payments on our debt, thereby reducing cash available for distribution to our shareholders, funds available for operations and capital expenditures, future business opportunities or other purposes;

•	we violate restrictive covenants in the documents that govern our indebtedness, which would entitle our lenders to accelerate our debt obligations;

•	refinancing of the debt may not be available on favorable terms or at all; and

•	the use of leverage could adversely affect our ability to make distributions to our shareholders and the market price of our Class A common shares.

If we incur debt in the future and do not have sufficient funds to repay our debt at maturity, it may be necessary to refinance the debt through additional debt or equity financings. If, at the time of any refinancing, prevailing interest rates or other factors result in higher interest rates on refinancings, increases in interest expense could adversely affect our operating results and cash flows and, consequently, cash available for distribution to our shareholders. If we are unable to refinance our debt on acceptable terms, we may be forced to dispose of substantial numbers of properties on disadvantageous terms, potentially resulting in losses. To the extent we cannot meet any future debt service obligations, we will risk losing some or all of our properties that may be pledged to secure our obligations to foreclosure. Any unsecured debt agreements we enter into may contain specific cross-default provisions with respect to specified other indebtedness, giving the unsecured lenders the right to declare a default if we are in default under other loans in some circumstances. Defaults under our debt agreements could materially and adversely affect our financial condition and results of operations.

We may be limited in the amounts we may borrow under our credit facility.

On March 7, 2013, we entered into a $500 million senior secured revolving credit facility with Wells Fargo. The amount that may be borrowed under our credit facility will generally be based on the lower of 50% of the value of our qualifying leased and un-leased properties and certain other measures based in part on the net income generated by our qualifying leased and un-leased properties, which we refer to as the “borrowing base.” Because the borrowing base is determined in part by the estimated value of, and the net income generated by, our qualifying leased and un-leased properties and the quantity, value and rentability of properties in our portfolio may fluctuate from time to time, we may be limited in the amounts we are able to borrow under our credit facility. Further, due to limitations on mortgaging and pledging properties in the AH LLC Portfolio, we will not be permitted to include those properties in our borrowing base. These limitations will cease upon the conversion of the Series C units into Class A units, which may occur at any time, at the option of the holders of the Series C units, but not later than the earlier of (i) the third anniversary of the original issuance of the Series C units or (ii) the date of commencement of the dissolution, liquidation or winding up of our operating partnership (at which time we would not be able to borrow under our credit facility), at which time the Series C units will automatically convert into Class A units.

Our credit facility contains financial and operating covenants that could restrict our business and investment activities. Failure to satisfy these covenants could result in a default under our credit facility that could accelerate the maturity of our debt obligations, which would have a material adverse effect on our business, liquidity, results of operations and financial condition and our ability to make distributions to our shareholders.

Our credit facility contains financial and operating covenants, such as debt ratios, minimum liquidity and adjusted tangible net worth tests and other limitations that may restrict our ability to make distributions or other payments to our shareholders and may restrict our investment activities. Among others, our credit facility requires that we maintain financial covenants relating to the following matters: (i) cash and cash equivalents in an aggregate amount of at least $7.5 million; (ii) a maximum leverage ratio of 1.5 to 1; and (iii) adjusted tangible net worth being not less than $500 million. These covenants may restrict our ability to engage in transactions that we believe would otherwise be in the best interests of our shareholders. Further, such restrictions could make it difficult for us to satisfy the requirements necessary to maintain our qualification as a REIT for federal income tax purposes. Failure to meet our financial covenants could result from, among other things, changes in our results of operations, the incurrence of additional debt, substantial impairments in the value of our properties or changes in general economic conditions. If we violate covenants in our credit facility or future agreements, we could be required to repay all or a portion of our indebtedness before maturity at a time when we might be unable to arrange financing for such repayment on attractive terms, or at all.

Our credit facility permits us to incur significant indebtedness, which could require that we generate significant cash flow to satisfy the payment and other obligations under our credit facility.

We may incur significant indebtedness in connection with draws under our credit facility. This indebtedness may exceed our cash on hand and/or our cash flows from operating activities. Our ability to meet the payment and other obligations under our credit facility depends on our ability to generate sufficient cash flow in the future. Our ability to generate cash flow, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors, as well as other factors that are beyond our control. It is possible that our business will not generate cash flow from operations, or that future borrowings will be available to us, in amounts sufficient to enable us to meet our payment obligations under our credit facility. If we are not able to generate sufficient cash flow to service our credit facility and other debt obligations, as well as satisfy the REIT distribution requirement, we may need to refinance or restructure our debt, reduce or delay capital investments, or seek to raise additional capital. If we are unable to implement one or more of these alternatives, we may not be able to meet our payment obligations under our credit facility, which could materially and adversely affect our liquidity.

Disruptions in the financial markets may materially and adversely affect our ability to secure additional financing.

The credit markets continue to experience significant price volatility, dislocations and liquidity disruptions, the concern of which has led many lenders and institutional investors to reduce, and in some cases cease, to provide credit to businesses and has caused spreads on prospective debt financings to widen considerably. Continued uncertainty in these markets may affect our ability to obtain additional debt financing at all or on terms favorable or acceptable to us. These events also may make it more difficult or costly for us to raise capital through the issuance of our equity securities. Our inability to secure additional financing may impede our ability acquire new properties. Disruptions in the financial markets could have a material adverse effect on us, including our business, results of operations and our financial condition.

Interest expense on our debt may limit our cash available to fund our growth strategies and shareholder distributions.

Higher interest rates could increase debt service requirements on floating rate debt, to the extent we have any, and could reduce funds available for operations, distributions to our shareholders, future business opportunities or other purposes. If we need to repay existing debt during periods of rising interest rates, we could be required to liquidate one or more of our investments in properties at times which may not permit realization of the maximum return on such investments and could result in significant losses.

Failure to hedge effectively against interest rate changes may adversely affect our results of operations and our ability to make shareholder distributions.

Subject to complying with the requirements for REIT qualification, we may obtain in the future one or more forms of interest rate protection—in the form of swap agreements, interest rate cap contracts or similar agreements—to hedge against the possible negative effects of interest rate fluctuations. However, we cannot assure you that any hedging will adequately relieve the adverse effects of interest rate increases or that counterparties under these agreements will honor their obligations thereunder. In addition, we may be subject to risks of default by hedging counterparties. Adverse economic conditions could also cause the terms on which we borrow to be unfavorable. We could be required to liquidate one or more of our investments at times which may not permit us to receive an attractive return on our investments in order to meet our debt service obligations.

Risks Related to the Real Estate Industry

Our performance and the value of our properties are subject to general economic conditions and risks associated with our real estate assets.

If the properties we acquire do not generate income sufficient to meet operating expenses, including debt service and capital expenditures, our ability to make distributions to our shareholders could be adversely affected. There are significant expenditures associated with an investment in real estate (such as debt service, real estate taxes, insurance and maintenance costs) that generally do not decline when circumstances reduce the income from the property. Income from and the value of the properties we acquire may be adversely affected by the following factors:

•	downturns in international, national, regional and local economic conditions (particularly increases in unemployment);

•	the attractiveness of the properties we acquire to potential tenants and competition from other properties;

•	increases in the supply of or decreases in the demand for similar or competing properties in our target markets;

•	bankruptcies, financial difficulties or lease defaults by our tenants;

•	changes in interest rates, availability and terms of debt financing;

•	changes in operating costs and expenses and our ability to control rents;

•

changes in, or increased costs of compliance with, governmental laws, rules, regulations and fiscal policies, including changes in tax, real estate, environmental and zoning laws, and our potential liability thereunder;

•	our ability to provide adequate maintenance;

•	changes in the cost or availability of insurance, including coverage for mold or asbestos;

•	environmental conditions or retained liabilities for such conditions;

•	tenant turnover;

•	the illiquidity of real estate investments generally;

•	residents’ perceptions of the safety, convenience and attractiveness of our properties and the neighborhoods where they are acquired;

•	the ongoing need for capital improvements, particularly in older properties;

•	the ability or unwillingness of residents to pay rent increases;

•	civil unrest, acts of God, including earthquakes, floods and other natural disasters, which may result in uninsured losses, and acts of war or terrorism;

•	rent control or rent stabilization or other housing laws, which could prevent us from raising rents; and

•	increases in property-level maintenance and operating expenses.

For these and other reasons, we cannot assure you that we will be profitable or that we will realize growth in the value of our real estate properties.

Environmentally hazardous conditions may adversely affect our financial condition, cash flows and operating results.

Under various federal, state and local environmental laws, a current or previous owner or operator of real property may be liable for the cost of removing or remediating hazardous or toxic substances on such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Even if more than one person may have been responsible for the contamination, each person covered by applicable environmental laws may be held responsible for all of the clean-up costs incurred. In addition, third parties may sue the owner or operator of a site for damages based on personal injury, natural resources or property damage or other costs, including investigation and clean-up costs, resulting from the environmental contamination. The presence of hazardous or toxic substances on one of our properties, or the failure to properly remediate a contaminated property, could give rise to a lien in favor of the government for costs it may incur to address the contamination, or otherwise adversely affect our ability to sell or lease the property or borrow using the property as collateral. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated. A property owner who violates environmental laws may be subject to sanctions which may be enforced by governmental agencies or, in certain circumstances, private parties. In connection with the acquisition and ownership of our properties, we may be exposed to such costs. The cost of defending against environmental claims, of compliance with environmental regulatory requirements or of remediating any contaminated property could materially adversely affect our business, financial condition, results of operations and, consequently, amounts available for distribution to our shareholders.

Compliance with new or more stringent environmental laws or regulations or stricter interpretation of existing laws may require material expenditures by us. We may be subject to environmental laws or regulations relating to our properties, such as those concerning lead-based paint, mold, asbestos, proximity to power lines or other issues. We cannot assure you that future laws, ordinances or regulations will not impose any material environmental liability, or that the current environmental condition of our properties will not be affected by the operations of residents, existing conditions of the land, operations in the vicinity of the properties or the activities of unrelated third parties. In addition, we may be required to comply with various local, state and federal fire, health, life-safety and similar regulations. Failure to comply with applicable laws and regulations could result in fines and/or damages, suspension of personnel, civil liability and/or other sanctions.

Tenant relief laws and rent control laws may negatively impact our rental income and profitability.

As landlord of numerous properties, we will be involved regularly in evicting tenants who are not paying their rent or are otherwise in material violation of the terms of their lease. Eviction activities will impose legal and managerial expenses that will raise our costs. The eviction process is typically subject to legal barriers, mandatory “cure” policies and other sources of expense and delay, each of which may delay our ability to gain possession and stabilize the property. Additionally, state and local landlord tenant laws may impose legal duties to assist tenants in relocating to new housing, or restrict the landlord’s ability to recover certain costs or charge tenants for damage tenants cause to the landlord’s premises. Because such laws vary by state and locality, we and any regional and local property managers we hire will need to be familiar with and take all appropriate steps to comply with all applicable landlord tenant laws, and we will need to incur supervisory and legal expenses to ensure such compliance. To the extent that we do not comply with state or local laws, we may be subjected to civil litigation filed by individuals, in class actions or by state or local law enforcement. We may be required to pay our adversaries’ litigation fees and expenses if judgment is entered against us in such litigation, or if we settle such litigation.

Furthermore, rent control laws may affect our rental income. Especially in times of recession and economic slowdown, rent control initiatives can acquire significant political support. If rent controls unexpectedly became applicable to certain of our properties, our revenue from and the value of such properties could be adversely affected.

Class action, tenant rights and consumer demands and litigation could directly limit and constrain our operations and may impose on us significant litigation expenses.

Numerous tenants’ rights and consumers’ rights organizations exist throughout the country and operate in our target markets, and as we grow in scale, we may attract attention from some of these organizations and become a target of legal demands or litigation. Many such consumer organizations have become more active and better funded in connection with mortgage foreclosure-related issues, and with the large settlements identified below and the increased market for single-family rentals arising from displaced homeownership, some of these organizations may shift their litigation, lobbying, fundraising and grass roots organizing activities to focus on landlord tenant issues. While we intend to conduct our business lawfully and in compliance with applicable landlord-tenant and consumer laws, such organizations might work in conjunction with trial and pro bono lawyers in one state or multiple states to attempt to bring claims against us on a class action basis for damages or injunctive relief. We cannot anticipate what form such legal actions might take, or what remedies they may seek. Additionally, these organizations may lobby local county and municipal attorneys or state attorneys general to pursue enforcement or litigation against us, or may lobby state and local legislatures to pass new laws and regulations to constrain our business operations. If they are successful in any such endeavors, they could directly limit and constrain our operations and may impose on us significant litigation expenses, including settlements to avoid continued litigation or judgments for damages or injunctions.

Acquiring properties during periods when the single-family home sector is experiencing substantial inflows of capital and intense competition may result in inflated purchase prices and increase the likelihood that our properties will not appreciate in value and may, instead, decrease in value.

The allocation of substantial amounts of capital for investment in the single-family home sector and significant competition for income producing real estate may inflate the purchase prices for such assets. To the extent we purchased, or in the future purchase, real estate in such an environment, it is possible that the value of our properties may not appreciate and may, instead, decrease in value, perhaps significantly, below the amount we paid for such properties. In addition to macroeconomic and local economic factors, technical factors, such as a decrease in the amount of capital allocated to the single-family home sector and the number of investors participating in the sector, could cause the value of our properties to decline.

Mortgage loan modification programs and future legislative action may adversely affect the number of available properties that meet our investment criteria.

The U.S. government, through the Federal Reserve, the Federal Housing Administration and the Federal Deposit Insurance Corporation, or FDIC, has implemented a number of programs designed to provide homeowners with assistance in avoiding residential mortgage loan foreclosures, including the Home Affordable Modification Program, which seeks to provide relief to homeowners whose mortgages are in or may be subject to foreclosure, and the Home Affordable Refinance Program, which allows certain borrowers who are underwater on their mortgage but current on their mortgage payments to refinance their loans. Several states, including states in which our current target markets are located, have adopted or are considering similar legislation. These programs and other loss mitigation programs may involve, among other things, modifying or refinancing mortgage loans or providing homeowners with additional relief from loan foreclosures. Such loan modifications and other measures are intended and designed to lead to fewer foreclosures, which will decrease the supply of properties that meet our investment criteria.

The pace of residential foreclosures is subject to numerous factors. Recently, there has been a backlog of foreclosures due to a combination of volume constraints and legal actions, including those brought by the U.S. Department of Justice, or DOJ, the Department of Housing and Urban Development, or HUD, and State Attorneys General against mortgage servicers alleging wrongful foreclosure practices. Financial institutions also have been subjected to regulatory restrictions and limitations on foreclosure activity by the FDIC. Legal claims brought or threatened by DOJ, HUD and 49 State Attorneys General against the five largest residential mortgage servicers in the country were settled in 2012. As part of this approximately $25 billion settlement, a portion of the settlement funds will be directed to homeowners seeking to avoid foreclosure through mortgage modifications, and servicers are required to adopt specified measures to reduce mortgage obligations in certain situations. It is expected that the settlement will help many homeowners to avoid foreclosures that would otherwise have occurred in the near term, and with lower monthly payments and mortgage debts, for years to come. It is also foreseeable that other residential mortgage servicing companies that were not among the five included in the initial $25 billion settlement will agree to similar settlements that will further reduce the supply of houses in the process of foreclosure.

In addition, numerous federal and state legislatures have considered, proposed or adopted legislation to constrain foreclosures, or may do so in the future. The Dodd-Frank Act also created the Consumer Financial Protection Bureau, which supervises and enforces federal consumer protection laws as they apply to banks, credit unions, and other financial companies, including mortgage servicers. It remains uncertain as to whether any of these measures will have a significant impact on foreclosure volumes or what the timing of that impact would be. If foreclosure volumes were to decline significantly, we would expect real estate owned inventory levels to decline or to grow at a slower pace, which would make it more difficult to find target assets at attractive prices and might constrain our growth or reduce our long-term profitability. Also, the number of families seeking rental housing might be reduced by such legislation, reducing rental housing demand in our target markets.

In addition, allegations of deficiencies in foreclosure practices could result in claims challenging the validity of some foreclosures that have occurred to date, potentially placing our claim of ownership to the properties at risk. We cannot be assured that such proceedings would not result in a complete dispossession of property from us without compensation.

Each state has its own laws governing the procedures to foreclose on mortgages and deeds of trust, and state laws generally require strict compliance with these laws in both judicial and non-judicial foreclosures. Recently, courts and administrative agencies have been more actively involved in enforcing state laws governing foreclosures, and in some circumstances have imposed new rules and requirements regarding foreclosures. Some courts have delayed or prohibited foreclosures based on alleged failures to comply with proper transfers of title, notice, identification of parties in interest, documentation and other legal requirements. The increase in the number of foreclosures since 2007 has led legislatures in many states to consider modifications to foreclosure laws to restrict and reduce foreclosures. For example, in 2012, California enacted a law imposing new limitations on foreclosures while a request for a loan modification is pending. Further, foreclosed owners and their legal representatives, including some prominent and well-financed law firms, have brought litigation questioning the validity and finality of foreclosures that have already occurred. These developments may slow or reduce the supply of foreclosed houses available to us for purchase and may call into question the validity of our title to houses acquired at foreclosure, or result in rescission rights or other borrower remedies, which could result in a loss of a property purchased by us, an increase in litigation and property maintenance costs incurred with respect to properties obtained through foreclosure, or delays in stabilizing and leasing such properties promptly after acquisition.

We may have difficulty selling our real estate investments, and our ability to distribute all or a portion of the net proceeds from such sale to our shareholders may be limited.

Real estate investments are relatively illiquid and, as a result, we may have a limited ability to sell our properties. When we sell any of our properties, we may recognize a loss on such sale. We may elect not to distribute any proceeds from the sale of properties to our shareholders. Instead, we may use such proceeds for other purposes, including:

•	purchasing additional properties;

•	repaying debt, if any;

•	buying out interests of any co-venturers or other partners in any joint venture in which we are a party;

•	creating working capital reserves; or

•	making repairs, maintenance or other capital improvements or expenditures to our remaining properties.

Our ability to sell our properties may also be limited by our need to avoid the 100% prohibited transactions tax that is imposed on gain recognized by a REIT from the sale of property characterized as dealer property. In order to ensure that we avoid such characterization, we may be required to hold our properties for a minimum period of time and comply with certain other requirements in the Code or dispose of our properties through a taxable REIT subsidiary or “TRS.” For more information on taxable REIT subsidiaries see “Material U.S. Federal Income Tax Considerations—Requirements for Qualification as a REIT—Effect of Subsidiary Entities—Ownership of Interests in Taxable REIT Subsidiaries.”

Risks Related to Conflicts of Interest

AH LLC may have interests that diverge from the interests of our shareholders.

We are subject to conflicts of interest arising out of our relationship with AH LLC. AH LLC, and its affiliates, officers, directors, employees or personnel, may engage in any business (other than acquiring, renovating, leasing and operating single-family homes as rental properties without the approval of the board of trustees) and may render services of any kind to any person (other than to us), including advisory services to other investors, even if such investors pursue investments that meet our principal investment objectives, as long as any remuneration received for any services that relate to the acquisition of single-family homes are on a fee for service basis only and do not include any equity interest, promoted interest or other compensation arrangement intended to resemble the performance of an equity investment in the recipient of such services. Some of these individuals could make substantial profits as a result of investment opportunities allocated to entities other than us. As a result, these individuals could pursue transactions that may not be in our best interest, which could have a material adverse effect on our business and operating results.

Conflicts of interest will exist to the extent we compete with AH LLC or its affiliates to acquire or sell single-family assets or to the extent we compete with AH LLC or its affiliates for tenants. If our interests and those of AH LLC and its affiliates are not aligned, the execution of our business and our results of operations could be adversely affected.

The Management Internalization exposes us to new and additional responsibilities, costs and risks.

The Management Internalization exposes us to new and additional responsibilities, costs and risks. For example, while we no longer bear the external costs of the advisory management fee paid to our former manager, our direct overhead will increase, as we are now responsible for compensation and benefits of our officers and other employees that were previously paid by our former manager. If our properties do not perform as anticipated or if we fail to raise additional financing, we may not be able to cover such additional overhead. As a direct employer, we are also now subject to those potential liabilities that are commonly faced by employers, such as workers disability and compensation claims, potential labor disputes and other employee-related liabilities and grievances. Accordingly, the Management Internalization could adversely affect our financial condition and operating results.

Our fiduciary duties as the general partner of our operating partnership could create conflicts of interest, which may impede business decisions that could benefit our shareholders.

As the sole general partner of our operating partnership, we have a fiduciary duty to the other limited partners in the operating partnership, the discharge of which may conflict with the interests of our shareholders. AH LLC is the limited partner of our operating partnership. AH LLC, as the limited partner of our operating partnership, has agreed that, in the event of a conflict in the fiduciary duties owed by us to our shareholders and in our capacity as the general partner of our operating partnership, to such limited partner, we are under no obligation to give priority to the interests of such limited partner.

In addition, AH LLC, as well as any other limited partners, has the right to vote on certain amendments to the operating partnership agreement and to approve certain amendments that would adversely affect their rights. These voting rights may be exercised in a manner that conflicts with the interests of our shareholders.

The contribution agreement we entered into in connection with the Management Internalization was negotiated between a special committee of our board of trustees and AH LLC. Therefore, the terms of the agreement may not be as favorable to us as if it had been negotiated with unaffiliated third parties.

The contribution agreement we entered into in connection with the Management Internalization was negotiated between a special committee comprised of all of our independent trustees and AH LLC, and its terms, including the consideration payable to AH LLC, may not be as favorable to us as if it had been negotiated with unaffiliated third parties. In addition, although Robert A. Stanger & Co., Inc. was retained by the special committee as a financial advisor and issued an opinion that the consideration to be paid in the transaction was fair, from a financial point of view, to our company, we did not obtain a third-party appraisal of our former manager or our former property manager.

If AH LLC breaches any of the representations, warranties or covenants made by it in the contribution agreement related to the Management Internalization, we may choose not to enforce, or to enforce less vigorously, our rights because of our desire to maintain our ongoing relationship with AH LLC. Moreover, the representations, warranties, covenants and indemnities in the contribution agreement are subject to limits and qualifiers, which may also limit our ability to enforce any remedy under the agreement.

Risks Related to Our Organization and Structure

Provisions of our declaration of trust may limit the ability of a third party to acquire control of us by authorizing our board of trustees to issue additional securities.

Our board of trustees may, without shareholder approval, amend our declaration of trust to increase or decrease the aggregate number of our shares or the number of shares of any class or series that we have the authority to issue and to classify or reclassify any unissued common or preferred shares, and set the preferences, rights and other terms of the classified or reclassified shares. As a result, our board of trustees may authorize the issuance of additional shares or establish a series of common or preferred shares that may delay or prevent a change in control of our company, including transactions at a premium over the market price of our shares, even if shareholders believe that a change in control is in their interest. These provisions, along with the restrictions on ownership and transfer contained in our declaration of trust and certain provisions of Maryland law described below, could discourage unsolicited acquisition proposals or make it more difficult for a third party to gain control of us, which could adversely affect the market price of our securities. See “Material Provisions of Maryland Law and of Our Declaration of Trust and Bylaws.”

Provisions of Maryland law may limit the ability of a third party to acquire control of us by requiring our board of trustees or shareholders to approve proposals to acquire our company or effect a change in control.

Certain provisions of the Maryland General Corporation Law, or the MGCL, applicable to Maryland real estate investment trusts may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change in control under circumstances that otherwise could provide our shareholders with the opportunity to realize a premium over the then-prevailing market price of their shares, including:

•

“business combination” provisions that, subject to limitations, prohibit certain business combinations between us and an “interested shareholder” (defined generally as any person who beneficially owns 10% or more of the voting power of our outstanding voting share or an affiliate or associate of us who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of our then outstanding share) or an affiliate of any interested shareholder for five years after the most recent date on which the shareholder becomes an interested shareholder, and thereafter imposes two super-majority shareholder voting requirements on these combinations, unless, among other conditions, our common shareholders receive a minimum price, as defined in the MGCL, for their shares and the consideration is received in cash or in the same form as previously paid by the interested shareholder for its shares; and

•

“control share” provisions that provide that our “control shares” (defined as voting shares which, when aggregated with all other shares controlled by the shareholder, entitle the shareholder to exercise one of three increasing ranges of voting power in electing trustees) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of issued and outstanding “control shares”) have no voting rights except to the extent approved by our shareholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding shares owned by the acquirer, by our officers or by our employees who are also trustees of our company.

By resolution of our board of trustees, we have opted out of the business combination provisions of the MGCL and provided that any business combination between us and any other person is exempt from the business combination provisions of the MGCL, provided that the business combination is first approved by our board of trustees (including a majority of trustees who are not affiliates or associates of such persons). In addition, pursuant to a provision in our bylaws, we have opted out of the control share provisions of the MGCL. However, our board of trustees may by resolution elect to opt in to the business combination provisions of the MGCL and we may, by amending our bylaws, opt in to the control share provisions of the MGCL in the future.

In addition, the “unsolicited takeover” provisions of Title 3, Subtitle 8 of the MGCL permits our board of trustees, without shareholder approval and regardless of what is currently provided in our declaration of trust or bylaws, to implement certain takeover defenses, including adopting a classified board or increasing the vote required to remove a trustee. Such takeover defenses may have the effect of inhibiting a third party from making an acquisition proposal for us or of delaying, deferring or preventing a change in control of us under the circumstances that otherwise could provide our common shareholders with the opportunity to realize a premium over the then-current market price.

Our rights and the rights of our shareholders to take action against our trustees and officers are limited, which could limit your recourse in the event of actions not in your best interests.

Under Maryland law, generally, a trustee will not be liable if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. In addition, our declaration of trust limits the liability of our trustees and officers to us and our shareholders for money damages, except for liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or

•	active and deliberate dishonesty by the trustee or officer that was established by a final judgment as being material to the cause of action adjudicated.

Our declaration of trust authorizes us to indemnify our trustees and officers for actions taken by them in those capacities to the maximum extent permitted by Maryland law. Our bylaws require us to indemnify each trustee and officer, to the maximum extent permitted by Maryland law, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service to us. In addition, we may be obligated to advance the defense costs incurred by our trustees and officers. As a result, we and our shareholders may have more limited rights against our trustees and officers than might otherwise exist absent the current provisions in our declaration of trust and bylaws or that might exist with other companies. See “Material Provisions of Maryland Law and of Our Declaration of Trust and Bylaws—Limitation of Trustees’ and Officers’ Liability and Indemnification.”

Our board of trustees may change our strategy or investment policies, financing strategy or leverage policies without shareholder consent.

Our board of trustees may change any of our strategies, policies or procedures with respect to property acquisitions and divestitures, asset allocation, growth, operations, indebtedness, financing and distributions at any time without the consent of shareholders, which could result in the acquisition of properties that are different from, and possibly riskier than, the types of single-family residential real estate investments described in this prospectus. These changes could adversely affect our financial condition, risk profile, results of operations, the market price of our Class A common shares and our ability to make distributions to shareholders.

The ability of our board of trustees to revoke our REIT election without shareholder approval may cause adverse consequences to our shareholders.

Our declaration of trust provides that our board of trustees may revoke or otherwise terminate our REIT election, without the approval of our shareholders, if it determines that it is no longer in our best interest to continue to qualify as a REIT. If we cease to be a REIT, we would become subject to federal income tax on our taxable income and would no longer be required to distribute most of our taxable income to our shareholders, which may have adverse consequences on the total return to our shareholders.

Risks Related to This Offering and Ownership of Our Class A Common Shares

There is currently no public market for our Class A common shares, a trading market for our Class A common shares may never develop following this offering and the price of our Class A common shares may be volatile and could decline substantially following this offering.

Prior to this offering, there has not been a public market for our Class A common shares. An active trading market for our Class A common shares may never develop or be sustained, which may affect your ability to sell your Class A common shares and could depress their market price. In addition, the initial public offering price will be determined through negotiations between us and the representatives of the underwriters and may bear no relationship to the price at which the Class A common shares may trade upon completion of this offering.

We expect to list our Class A common shares on the NYSE. The stock markets, including the NYSE, have experienced significant price and volume fluctuations. As a result, the market price of our common shares is likely to be similarly volatile, and investors in our Class A common shares may experience a decrease in the value of their shares, including decreases unrelated to our operating performance or prospects. The price of our common shares could be subject to wide fluctuations in response to a number of factors, including those listed in this “Risk Factors” section of this prospectus, our financial performance, government regulatory action or inaction, tax laws, interest rates and general market conditions and others such as:

•	actual or anticipated variations in our quarterly operating results, financial condition, liquidity or changes in business strategy or prospects;

•	equity issuances by us or resales by our shareholders, or the perception that such issuances or resales may occur;

•	increases in market interest rates that may lead investors to demand a higher dividend yield or seek alternative investments paying higher rates;

•	publication of research reports about us or the real estate industry;

•	changes in market valuations of similar companies;

•	adverse market reaction to any increased indebtedness we incur in the future;

•	additions or departures of key personnel;

•	actions by shareholders;

•	speculation in the press or investment community;

•	general market, economic and political conditions, including an economic slowdown or dislocation in the global credit or capital markets;

•	our operating performance and the performance of other similar companies;

•	failure to maintain our REIT qualification;

•	changes in accounting principles or actual or anticipated accounting problems; and

•	passage of legislation or other regulatory developments that adversely affect us or our industry.

The NYSE or another nationally recognized exchange may not continue to list our securities, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

We intend to apply to list our Class A common shares on the NYSE under the symbol “ ,” subject to official notice of issuance. In order to remain listed, we will be required to meet the continued listing requirements of the NYSE or, in the alternative, any other nationally recognized exchange to which we may apply. We may be unable to satisfy these listing requirements, and there is no guarantee that our Class A common shares will remain listed on a nationally recognized exchange. If our Class A common shares are delisted from the NYSE or any other nationally recognized exchange, we could face significant material adverse consequences, including:

•	a limited availability of market quotations for our Class A common shares;

•	reduced liquidity with respect to the market for our Class A common shares;

•

a determination that our Class A common shares are “penny shares,” which will require brokers trading in our Class A common shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our Class A common shares;

•	a limited amount of news and analyst coverage; and

•	a decreased ability to issue additional Class A common shares or obtain additional financing in the future.

We are an “emerging growth company,” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A common shares less attractive to investors.

We currently qualify as an “emerging growth company” as defined in the JOBS Act and may take advantage of certain exemptions from various reporting and disclosure requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our Class A common shares less attractive because we may rely on these exemptions. If some investors find our Class A common shares less attractive as a result, there may be a less active trading market for our Class A common shares, and our share price may be more volatile.

The availability and timing of cash distributions is uncertain.

Our board of trustees determines the amount and timing of distributions. In making this determination, our trustees will consider all relevant factors, including the amount of cash available for distribution, capital expenditures, applicable laws and general operational requirements. We intend over time to make regular quarterly distributions to holders of our Class A common shares. However, we bear all expenses incurred by our operations, and the funds generated by our operations, after deducting these expenses, may not be sufficient to cover desired levels of distributions to our shareholders. In addition, our board of trustees, in its discretion, may retain any portion of such cash in excess of the amount required to satisfy the REIT distribution requirements for working capital. We cannot assure you how long it may take to generate sufficient available cash flow to fund distributions nor can we assure you that sufficient cash will be available to make distributions to you. With no prior operations, we cannot predict the amount of distributions you may receive, and we may be unable to pay, maintain or increase distributions over time.

There are many factors that can affect the availability and timing of cash distributions to shareholders. Because we may receive income from interest or rents at various times during our fiscal year, distributions paid may not reflect our income earned in that particular distribution period. The amount of cash available for distributions will be affected by many factors, including without limitation, the amount of time it takes for us to deploy the net proceeds of this offering in our target assets, the amount of income we earn from those investments, the levels of our operating expense and many other variables. Actual cash available for distribution may vary substantially from estimates.

While we intend to fund the payment of quarterly distributions to our shareholders entirely from distributable cash flows, we may fund our quarterly distributions to our shareholders from a combination of available net cash flows, equity capital and proceeds from borrowings. In the event we are unable to consistently fund future quarterly distributions to our shareholders entirely from distributable cash flows, the value of our shares may be negatively impacted.

Holders of OP units that acquire our Class B common shares will have a significant vote in matters submitted to a vote of our shareholders.

In connection with contributions of assets by AH LLC in December 2012, AH LLC has an option to elect to receive one share of our Class B common shares instead of one OP unit for every 50 OP units it would otherwise receive in the contribution. Each outstanding Class B common share entitles the holder thereof to 50 votes on all matters on which Class A common shareholders are entitled to vote, including the election of trustees. Notwithstanding the foregoing, holders of our Class B common shares will not be entitled to vote on any matter requiring Partnership Approval, including as described in “Operating Partnership and Partnership Agreement—Partnership Approval for Transfers, Mergers, Sales of Assets.” In addition, in no event may holders of shares beneficially owned by Mr. Hughes or HF Investments 2010, LLC, as determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, vote more than 30% of the total votes entitled to be cast on any particular matter nor more than 18% of the total votes of the Class A common shares. Holders of the Class B common shares will be entitled to share equally, on a per share basis, in all distributions payable with respect to our Class A common shares. Holders of the Class B common shares may have interests that differ from those holders of our Class A common shares, including by reason of their interest in our operating partnership, and may accordingly vote as a shareholder in ways that may not be consistent with the interests of holders of our Class A common shares. This significant voting influence over certain matters may have the effect of delaying, preventing or deterring a change of control of our company, or could deprive holders of our Class A common shares of an opportunity to receive a premium for their Class A common shares as part of a sale of our company.

Members of our executive team, our board of trustees, continuing investors and AH LLC collectively own a significant amount of our Class A common shares or OP units exchangeable for our Class A common shares, and future sales by these holders of our Class A common shares, or the perception that such sales could occur in the future, could have a material adverse effect on the market price of our Class A common shares.

Members of our executive team, our board of trustees, continuing investors and AH LLC will beneficially own, upon completion of this offering, an aggregate of approximately     % of our outstanding Class A common shares. Future sales by these holders of our Class A common shares, or the perception that such sales could occur in the future, could have a material adverse effect on the market price of our Class A common shares.

In connection with our initial private placement and our follow-on private placement, we entered into registration rights agreements requiring us to use commercially reasonable efforts to file with the SEC, no later than November 21, 2013, shelf registration statements with respect to the shares sold in those private placements and to use commercially reasonable efforts to cause the shelf registration statements to become effective under the Securities Act as soon as practicable after filing, and in any event, subject to certain exceptions, no later than 180 days after the initial filing of the shelf registration statement. As a result, holders of 82,079,648 of our Class A common shares acquired in those private placements have registration rights that obligate us to register their shares under the Securities Act. Once we register the shares, they can be freely sold in the public market, subject to any applicable lock-up agreements. See “Shares Eligible for Future Sale.”

All holders of the Class A common shares sold in our initial private placement in November 2012 may elect to participate in this offering as selling shareholders. The holders of the Class A common shares sold in our follow-on private placement in March 2013 do not have the right to elect to participate in this offering as selling shareholders. Further, in connection with the Management Internalization, we have also agreed to use our commercially reasonable efforts to file one or more resale registration statements for AH LLC covering the Class A common shares issued to AH LLC and the Class A common shares issuable upon redemption of any Class A units held by AH LLC at the time of filing of such resale registration statements. We are obligated to file any such resale registration statements with respect to the Class A common shares currently owned by AH LLC at the later of November 21, 2013 or six months after this offering and, with respect to any Class A common shares issuable upon redemption of Class A units, upon the first anniversary of the issuance of any such Class A units. The aggregate number of Class A common shares that AH LLC will be permitted to include in the resale shelf registration statements will be limited to                     Class A common shares. See “Description of Equity Shares—Registration Rights” for more discussion on the registration rights of our continuing investors and AH LLC.

Future sales of our Class A common shares or other securities convertible into our Class A common shares or the exercise of AH LLC’s option could cause the market value of our Class A common shares to decline and could result in dilution of your shares.

Our board of trustees is authorized, without shareholder approval, to cause us to issue additional common shares or to raise capital through the issuance of preferred shares (including equity or debt securities convertible into Class A common shares), options, warrants and other rights, on terms and for consideration as our board of trustees in its sole discretion may determine. In addition, pursuant to the subscription agreement with AH LLC, AH LLC has the option to purchase $50 million of our Class A common shares at $                     per share not later than November 21, 2015 or at the time of our initial public offering, whichever is earlier. Sales of substantial amounts of our Class A common shares or the exercise of AH LLC’s option could cause the market price of our Class A common shares to decrease significantly. We cannot predict the effect, if any, of future sales of our Class A common shares, the availability of our Class A common shares for future sales, or the exercise of AH LLC’s option on the value of our Class A common shares.

We and the selling shareholders are offering                     Class A common shares, as described in this prospectus. Sales of substantial amounts of our Class A common shares, the exercise of AH LLC’s option, or the perception that such sales or exercise could occur, may adversely affect the market price of our Class A common shares. Immediately prior to this offering, we had 85,389,248 Class A common shares issued and outstanding.

The Series C units we issued in connection with our acquisition of the AH LLC Portfolio may limit our control over the AH LLC Portfolio.

Without the approval of the holders of the Series C units we issued in connection with our acquisition of the AH LLC Portfolio, we may not sell, mortgage, pledge or make available for financings any property within the AH LLC Portfolio until conversion of the Series C units, which may limit our ability to dispose of, or incur debt secured by, these properties. These limitations will end upon the conversion of the Series C units into Class A units, which may occur at any time, at the option of the holders of the Series C units, but not later than the earlier of (i) the third anniversary of the original issuance of the Series C units or (ii) the date of commencement of the dissolution, liquidation or winding up of our operating partnership, at which time the Series C units will automatically convert into Class A units.

Distributions on the Series C units will initially be higher than distributions on the Class A units.

Holders of the Series C units will be entitled to distributions equal to the actual net cash flow of the properties in the AH LLC Portfolio up to a maximum of 3.9% per unit per annum based on a price per unit of $15.50 but will not be entitled to any distributions of income generated by any other properties or operations of our company or any liquidating distributions. Holders of Class A units, including our company and AH LLC, will be entitled to any net cash flow from the AH LLC Portfolio above the maximum yield on the Series C units, as well as distributions of all other cash available for distribution from our operating partnership, subject to the distribution requirements of the 3.5% convertible perpetual preferred units. Initially, per unit distributions to the holders of Series C units will be more than per unit distributions to holders of Class A units. If holders of the Series C units have not exercised their right to convert the Series C units into Class A units by the earlier of (i) the third anniversary of the original issuance of the Series C units or (ii) the date of commencement of the dissolution, liquidation or winding up of our operating partnership, then the Series C units will automatically convert into Class A units.

Future issuances of our or our operating partnership’s debt and equity securities that rank senior to our Class A common shares may adversely affect the market price of our Class A common shares.

We and our operating partnership are permitted, without shareholder approval, to issue debt or equity securities, such as the 3.5% convertible perpetual preferred units, that have priority over our Class A common shares. Upon bankruptcy or liquidation, holders of our or our operating partnership’s debt securities and preferred shares or units and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our Class A common shares. These securities have, and our preferred shares, if issued, could have, a preference on liquidating distributions or a preference on dividend payments or both that limit our ability to pay a dividend or other distribution to the holders of our Class A common shares. Our decision to issue securities in the future will depend on market conditions and other factors beyond our control. As a result, we cannot predict or estimate the amount, timing or nature of our future issuances, and purchasers of our Class A common shares in this offering bear the risk of our future issuances reducing the market price of our Class A common shares and diluting their ownership interest in our company.

An increase in market interest rates may have an adverse effect on the market price of our Class A common shares and our ability to pay distributions to our shareholders.

One of the factors that investors may consider in deciding whether to buy or sell our Class A common shares is our dividend rate as a percentage of our share price, relative to market interest rates. If market interest rates increase, prospective investors may demand a higher dividend rate on our Class A common shares or seek alternative investments paying higher dividends or interest. As a result, interest rate fluctuations and capital market conditions can affect the market price of our Class A common shares. For instance, if interest rates rise without an increase in our dividend rate, the market price of our Class A common shares could decrease because potential investors may require a higher dividend yield on our Class A common shares as market rates on our interest-bearing instruments such as bonds rise. In addition, to the extent we have variable rate debt, rising interest rates would result in increased interest expense on our variable rate debt, thereby adversely affecting our cash flow and our ability to service our indebtedness and pay distributions to our shareholders.

Risks Related to Qualification and Operation as a REIT

Qualifying as a REIT involves highly technical and complex provisions of the Code.

Qualification as a REIT involves the application of highly technical and complex Code provisions for which only limited judicial and administrative authorities exist. Even a technical or inadvertent violation could jeopardize our REIT qualification. Our qualification as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, shareholder ownership and other requirements on a continuing basis. New legislation, court decisions or administrative guidance, in each case possibly with retroactive effect, may make it more difficult or impossible for us to qualify as a REIT. Certain rules applicable to REITs are particularly difficult to interpret or to apply in the case of REITs investing in real estate mortgage loans that are acquired at a discount, subject to work-outs or modifications, or reasonably expected to be in default at the time of acquisition. In addition, our ability to satisfy the requirements to qualify as a REIT depends in part on the actions of third parties over which we have no control or only limited influence, including in cases where we own an equity interest in an entity that is classified as a partnership for U.S. federal income tax purposes.

Failure to qualify as a REIT, or failure to remain qualified as a REIT, would cause us to be taxed as a regular corporation, which would substantially reduce funds available for distributions to our shareholders.

We believe that we have been organized and have operated in conformity with the requirements for qualification and taxation as a REIT and that our current organization and proposed method of operation will enable us to continue to qualify as a REIT. However, we cannot assure you that we will qualify and remain qualified as a REIT. In connection with this offering, we will receive an opinion from Hogan Lovells US LLP that, commencing with our initial taxable year ended December 31, 2012, we have been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the federal income tax laws commencing with our taxable year ended December 31, 2012 and that our proposed method of operations will enable us to satisfy the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws for our taxable year ending December 31, 2013, and subsequent taxable years. Investors should be aware that Hogan Lovells US LLP’s opinion is based upon customary assumptions, will be conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our assets and the conduct of our business, is not binding upon the Internal Revenue Service, or the IRS, or any court and speaks as of the date issued. In addition, Hogan Lovells US LLP’s opinion will be based on existing U.S. federal income tax law governing qualification as a REIT, which is subject to change either prospectively or retroactively. Moreover, our qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the federal tax laws. Hogan Lovells US LLP will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that our actual results of operations for any particular taxable year will satisfy such requirements.

If we fail to qualify as a REIT in any taxable year, we will face serious tax consequences that will substantially reduce the funds available for distributions to our shareholders because:

•	we would not be allowed a deduction for dividends paid to shareholders in computing our taxable income and would be subject to federal income tax at regular corporate rates;

•	we could be subject to the federal alternative minimum tax and possibly increased state and local taxes; and

•	unless we are entitled to relief under certain U.S. federal income tax laws, we could not re-elect REIT status until the fifth calendar year after the year in which we failed to qualify as a REIT.

In addition, if we fail to qualify as a REIT, we will no longer be required to make distributions. As a result of all these factors, our failure to qualify as a REIT could impair our ability to expand our business and raise capital, and it would adversely affect the value of our common shares. See “Material U.S. Federal Income Tax Considerations” for a discussion of material U.S. federal income tax consequences relating to us and our common shares.

Even if we qualify as a REIT, we may face other tax liabilities that reduce our cash flow.

Even if we qualify for taxation as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, and state or local income, property and transfer taxes. In addition, we could, in certain circumstances, be required to pay an excise or penalty tax (which could be significant in amount) in order to utilize one or more relief provisions under the Code to maintain our qualification as a REIT. See “Material U.S. Federal Income Tax Considerations—Taxation of the Company as a REIT.” Any of these taxes would decrease cash available for distribution to our shareholders. In addition, in order to meet the REIT qualification requirements, or to avert the imposition of a 100% tax that applies to certain gains derived by a REIT from dealer property or inventory, we hold some of our assets through a TRS or other subsidiary corporations that are subject to corporate-level income tax at regular rates. Our TRS may have tax liability with respect to “phantom income” if it is treated as a “dealer” for U.S. federal income tax purposes which would require the TRS to mark to market its assets at the end of each taxable year. Any of these taxes would decrease cash available for distribution to our shareholders. For more information on taxable REIT subsidiaries see “Material U.S. Federal Income Tax Considerations—Requirements for Qualification as a REIT—Effect of Subsidiary Entities—Ownership of Interests in Taxable REIT Subsidiaries.”

Failure to make required distributions would subject us to U.S. federal corporate income tax.

We believe that we have operated and we intend to continue to operate in a manner so as to qualify as a REIT for U.S. federal income tax purposes. In order to qualify as a REIT, we generally are required to distribute at least 90% of our “REIT taxable income,” determined without regard to the dividends paid deduction and excluding any net capital gain, each year to our shareholders. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our REIT taxable income, we will be subject to U.S. federal corporate income tax on our undistributed taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our shareholders in a calendar year is less than a minimum amount specified under the Code. We intend to make distributions to our shareholders to comply with the REIT requirements of the Code.

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends, which could adversely affect the value of our Class A common shares if they are perceived as less attractive investments.

The American Taxpayer Relief Act of 2012, or the ATRA, was enacted on January 3, 2013. Under the ATRA, for taxable years beginning after 2012, for non-corporate taxpayers, the maximum rate applicable to “qualified dividend income” paid by regular “C” corporations to U.S. shareholders generally is 20%. Dividends payable by REITs, however, generally are not eligible for the current reduced rate, except to the extent that certain holding requirements have been met and a REIT’s dividends are attributable to dividends received by a REIT from taxable corporations (such as a REIT’s taxable REIT subsidiaries), to income that was subject to tax at the REIT/corporate level, or to dividends properly designated by the REIT as “capital gains dividends.” Although the ATRA does not adversely affect the taxation of REITs or dividends payable by REITs, it could cause non-corporate taxpayers to perceive investments in REITs to be relatively less attractive than investments in the shares of regular “C” corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our Class A common shares.

The prohibited transactions tax may limit our ability to engage in transactions.

A REIT’s net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property other than foreclosure property, held primarily for sale to customers in the ordinary course of business. We may be subject to the prohibited transactions tax equal to 100% of net gain upon a disposition of real property or debt instruments that we hold. Although a safe harbor to the characterization of the sale of property by a REIT as a prohibited transaction is available, we cannot assure you that we can comply with the safe harbor or that we will avoid owning property that may be characterized as held primarily for sale to customers in the ordinary course of business. Consequently, we may choose not to engage in certain sales of our properties or debt instruments or may conduct such sales through our TRS, which would be subject to U.S. federal and state income taxation. For example, if we decide to acquire properties or debt instruments opportunistically to renovate in anticipation of immediate resale, we will need to conduct that activity through our TRS to avoid the 100% prohibited transactions tax.

We may pay taxable dividends in our Class A common shares and cash, in which case shareholders may be required to pay income taxes in excess of the cash dividends they receive.

We may distribute taxable dividends that are payable in cash and Class A common shares at the election of each shareholder. The IRS has issued private letter rulings to other REITs treating certain distributions that are paid partly in cash and partly in shares as taxable dividends that would satisfy the REIT annual distribution requirement and qualify for the dividends paid deduction for U.S. federal income tax purposes. Those rulings may be relied upon only by taxpayers to whom they were issued, but we could request a similar ruling from the IRS. In addition, the IRS previously issued a revenue procedure authorizing publicly traded REITs to make elective cash/share dividends, but that revenue procedure does not apply to our 2012 and future taxable years. Various aspects of such a taxable cash/share dividend are uncertain and have not yet been addressed by the IRS. No assurance can be given that the IRS will not impose additional requirements in the future with respect to taxable cash/share dividends, including on a retroactive basis, or assert that the requirements for such taxable cash/share dividends have not been met. Accordingly, it is unclear whether and to what extent we will be able to make taxable dividends payable in cash and Class A common shares.

If we made a taxable dividend payable in cash and Class A common shares, taxable shareholders receiving such dividends will be required to include the full amount of the dividend as ordinary income to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. As a result, shareholders may be required to pay income tax with respect to such dividends in excess of the cash dividends received. We do not currently intend to pay taxable dividends of our Class A common shares and cash, although we may choose to do so in the future.

If the operating partnership fails to qualify as a partnership for federal income tax purposes, we could fail to qualify as a REIT and suffer other adverse consequences.

We believe that the operating partnership is organized and will be operated in a manner so as to be treated as a partnership and not an association or a publicly traded partnership taxable as a corporation, for U.S. federal income tax purposes. As a partnership, the operating partnership will not be subject to U.S. federal income tax on its income. Instead, each of the partners will be allocated its share of the operating partnership’s income. No assurance can be provided, however, that the IRS will not challenge the operating partnership’s status as a partnership for U.S. federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in treating the operating partnership as an association or publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, we could fail to meet the gross income tests and certain of the asset tests applicable to REITs and, accordingly, could cease to qualify as a REIT. Also, the failure of the operating partnership to qualify as a partnership would cause it to become subject to U.S. federal corporate income tax, which would reduce significantly the amount of its cash available for distribution to its partners, including us.

The ability of our board of trustees to revoke our REIT qualification without shareholder approval may cause adverse consequences to our shareholders.

Our declaration of trust provides that our board of trustees may revoke or otherwise terminate our REIT election, without shareholder approval, if it determines that it is no longer in our best interest to continue to qualify as a REIT. If we cease to qualify as a REIT, we would become subject to U.S. federal income tax on our taxable income and would no longer be required to distribute most of our taxable income to our shareholders, which may have adverse consequences on our total return to our shareholders.

Our ownership of our TRS will be subject to limitations and our transactions with our TRS will cause us to be subject to a 100% penalty tax on certain income or deductions if those transactions are not conducted on arm’s-length terms.

Overall, no more than 25% of the value of a REIT’s assets may consist of shares or securities of one or more taxable REIT subsidiaries. In addition, the Code limits the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. The Code also imposes a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm’s-length basis. We will monitor the value of our respective investments in our TRS for the purpose of ensuring compliance with TRS ownership limitations and will structure our transactions with our TRS on terms that we believe are arm’s-length to avoid incurring the 100% excise tax described above. There can be no assurance, however, that we will be able to comply with the 25% taxable REIT subsidiaries limitation or to avoid application of the 100% excise tax. For more information on taxable REIT subsidiaries see “Material U.S. Federal Income Tax Considerations—Requirements for Qualification as a REIT—Effect of Subsidiary Entities—Ownership of Interests in Taxable REIT Subsidiaries.”

You may be restricted from acquiring or transferring certain amounts of our common shares.

The share ownership restrictions of the Code for REITs and the 8.0% common share ownership limit that applies to all shareholders, other than the Hughes family which is subject to the “excepted holder limit” (as defined in the declaration of trust) and “designated investment entities” (as defined in the declaration of trust) which are subject to a 9.9% common share ownership limit, all as provided in our declaration of trust may inhibit market activity in our equity shares and restrict our business combination opportunities. See “Description of Equity Shares—Restrictions on Ownership and Transfer.”

In order to qualify as a REIT for each taxable year after 2012, five or fewer individuals, as defined in the Code, may not own, beneficially or constructively, more than 50% in value of our issued and outstanding equity shares at any time during the last half of a taxable year. Attribution rules in the Code determine if any individual or entity beneficially or constructively owns our equity shares under this requirement. Additionally, at least 100 persons must beneficially own our equity shares during at least 335 days of a taxable year for each taxable year after 2012. To help insure that we meet these tests, our declaration of trust restricts the acquisition and ownership of our equity shares.

Our declaration of trust, with certain exceptions, authorizes our trustees to take such actions as are necessary and desirable to preserve our qualification as a REIT. Unless exempted by our board of trustees, our declaration of trust prohibits any person, other than the Hughes family which is subject to the “excepted holder limit” (as defined in the declaration of trust) and “designated investment entities” (as defined in the declaration of trust), from beneficially or constructively owning more than 8.0% in value or number of shares, whichever is more restrictive, of our outstanding common shares. Our board of trustees may not grant an exemption from these restrictions to any proposed transferee whose ownership in excess of 8.0% of the value of our outstanding common shares would result in our failing to qualify as a REIT. These restrictions on ownership and transfer will not apply, however, if our board of trustees determines that it is no longer in our best interest to continue to qualify as a REIT.

We may be subject to adverse legislative or regulatory tax changes that could reduce the market price of our common shares.

At any time, the U.S. federal income tax laws governing REITs or the administrative interpretations of those laws may be amended. We cannot predict when or if any new federal income tax law, regulation or administrative interpretation, or any amendment to any existing U.S. federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation, or interpretation may take effect retroactively. We and our shareholders could be adversely affected by any such change in the federal income tax laws, regulations or administrative interpretations.

We may be required to report taxable income for certain investments in excess of the economic income that we ultimately realize from them.

We may invest in mortgages, including NPLs, for less than their face amount. The amount of such discount will generally be treated as “market discount” for U.S. federal income tax purposes. Accrued market discount is reported as income when, and to the extent that, any payment of principal of the debt instrument is made, unless we elect to include accrued market discount in income as it accrues. Principal payments on certain loans are made monthly, and consequently accrued market discount may have to be included in income each month as if the debt instrument were assured of ultimately being collected in full. If we collect less on the debt instrument than our purchase price plus the market discount we had previously reported as income, we may not be able to benefit from any offsetting loss deductions.

In the event that any debt instruments acquired by us are delinquent as to mandatory principal and interest payments, or in the event payments with respect to a particular debt instrument are not made when due, we may nonetheless be required to continue to recognize the unpaid interest as taxable income as it accrues, despite doubt as to its ultimate collectability. While we would in general ultimately have an offsetting loss deduction available to us when such interest was determined to be uncollectible, the utility of that deduction could depend on our having taxable income in that later year or thereafter.

Finally, we or our TRS may recognize taxable “phantom income” as a result of modifications, pursuant to agreements with borrowers, of debt instruments that we acquire if the amendments to the outstanding debt are “significant modifications” under the applicable Treasury regulations. In addition, our TRS may be treated as a “dealer” for U.S. federal income tax purposes, in which case the TRS would be required to mark to market its assets at the end of each taxable year and recognize taxable gain or loss on those assets even though there has been no actual sale of those assets.

ERISA Risks

If our restrictions on transfer are not effectively implemented, improper transfers of our Class A common shares could result in our assets being deemed to constitute “plan assets” of investing Plans and certain of our transactions being deemed prohibited transactions under ERISA.

We intend that, prior to the date that each class of our outstanding securities becomes a “publicly-offered security” or another exception applies for purposes of the DOL Plan Asset Regulations, the ownership of our securities will be restricted so that our assets will not be considered “plan assets” under the DOL Plan Asset Regulations. We intend (on the basis of representations to be given by the original purchasers of our Class A common shares in this offering and by each subsequent transferee) that, with respect to each class of our securities, until such time as each class of outstanding securities is “publicly-offered” for purposes of the DOL Plan Asset Regulations or another exception applies, participation in any class of our securities by “Benefit Plan Investors” will be limited to less than 25% in the aggregate, disregarding for such purposes any securities held by Controlling Persons. Under such circumstances, our declaration of trust limits ownership by Benefit Plan Investors of our Class A common shares, in the aggregate, to less than the 25% threshold established under the DOL Plan Asset Regulations. We cannot, however, assure you that ownership or holding of any class of our securities by or on behalf of Benefit Plan Investors will always remain below the 25% threshold or that our assets will not otherwise constitute “plan assets” under the DOL Plan Asset Regulations. To the extent that our assets become assets of ERISA Plans that invest in our securities, our declaration of trust provides that we will have the power to take certain actions to avoid having our assets characterized as “plan assets” under the DOL Plan Asset Regulations. See “ERISA Considerations.”

If our assets were deemed to constitute “plan assets” of investing ERISA Plans pursuant to the DOL Plan Asset Regulations, this could result, among other things, in the possibility that certain transactions that we might enter into in the ordinary course of our business might constitute non-exempt prohibited transactions under ERISA or the Code. See “ERISA Considerations.”

FORWARD-LOOKING STATEMENTS

Various statements contained in this prospectus, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. These forward-looking statements may include projections and estimates concerning the timing and success of specific projects and our future production, revenues, income and capital spending. Our forward-looking statements are generally accompanied by words such as “estimate,” “project,” “predict,” “believe,” “expect,” “intend,” “anticipate,” “potential,” “plan,” “goal” or other words that convey the uncertainty of future events or outcomes. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These and other important factors, including those discussed under “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. These risks, contingencies and uncertainties include, but are not limited to, the following:

•	We are employing a new and untested business model with no proven track record.

•

We are a recently organized REIT with a limited operating history, and we may not be able to successfully operate our business or generate sufficient operating cash flows to make or sustain distributions to our shareholders.

•	We may not be able to effectively manage our growth.

•

Because we have not yet identified any specific properties to acquire with the net proceeds of this offering, you will be unable to evaluate the allocation of net proceeds from this offering or the economic merits of our investments made with these proceeds.

•

We intend to continue to rapidly expand our scale of operations and make acquisitions even if the rental and housing markets are not as favorable as they have been in recent months, which could adversely impact anticipated yields.

•

Our credit facility contains financial and operating covenants that could restrict our business and investment activities. Failure to satisfy these covenants could result in a default under our credit facility that could accelerate the maturity of our debt obligations, which would have a material adverse effect on our business, liquidity, results of operations and financial condition and our ability to make distributions to our shareholders.

•

Our success depends, in part, upon our ability to hire and retain highly skilled managerial, investment, financial and operational personnel, and the past performance of our senior management may not be indicative of future results.

•

Our investments are and will continue to be concentrated in our target markets and the single-family properties sector of the real estate industry, which exposes us to downturns in our target markets or in the single-family properties sector.

•

We face significant competition for acquisitions of our target properties. We also face significant competition in the leasing market for quality tenants, which may limit our ability to rent our single-family homes on favorable terms or at all.

•

Single-family properties that are being sold through short sales or foreclosure sales are subject to risks of theft, mold, infestation, vandalism, deterioration or other damage that could require extensive renovation prior to renting and adversely impact our operating results.

•

We depend on our tenants and their willingness to renew their leases for substantially all of our revenues. Poor tenant selection and defaults and nonrenewals by our tenants may adversely affect our reputation, financial performance and ability to make distributions to our shareholders.

•

The large quantity of foreclosed houses and low residential mortgage rates may result in potential renters purchasing residences rather than leasing them and, as a result, cause a decline in the number and quality of potential tenants.

•	Declining real estate values and impairment charges could adversely affect our earnings and financial condition.

•

We are self-insured against many potential losses, and uninsured or underinsured losses relating to properties may adversely affect our financial condition, operating results, cash flows and ability to make distributions on our Class A common shares.

•	Mortgage loan modification programs and future legislative action may adversely affect the number of available properties that meet our investment criteria.

•	The Management Internalization exposes us to new and additional responsibilities, costs and risks.

•

The contribution agreement we entered into in connection with the Management Internalization was negotiated between a special committee of our board of trustees and AH LLC. Therefore, the terms of the agreement may not be as favorable to us as if it had been negotiated with unaffiliated third parties

•	Our board of trustees has approved a very broad investment policy and does not review or approve each acquisition decision made by AH LLC.

•	We may be adversely affected by lawsuits alleging trademark infringement.

•	Our fiduciary duties as the general partner of our operating partnership could create conflicts of interest, which may impede business decisions that could benefit our shareholders.

•	AH LLC may have interests that diverge from the interests of our shareholders.

•

There is currently no public market for our Class A common shares, a trading market for our Class A common shares may never develop following this offering and the price of our Class A common shares may be volatile and could decline substantially following this offering.

•

Members of our executive team, our board of trustees, continuing investors and AH LLC collectively own a significant amount of our Class A common shares or OP units exchangeable for our Class A common shares, and future sales by these holders of our Class A common shares, or the perception that such sales could occur in the future, could have a material adverse effect on the market price of our Class A common shares.

•

Failure to qualify as a REIT, or failure to remain qualified as a REIT, would cause us to be taxed as a regular corporation, which would substantially reduce funds available for distribution to our shareholders.

While forward-looking statements reflect our good faith beliefs, assumptions and expectations, they are not guarantees of future performance, and you should not unduly rely on them. The forward-looking statements in this prospectus speak only as of the date of this prospectus. We are not obligated to update or revise these statements as a result of new information, future events or otherwise, unless required by applicable law.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of our Class A common shares in this offering will be approximately $                    , based on the midpoint of the price range set forth on the cover of this prospectus (or approximately $                     if the underwriters exercise their option to purchase up to                     additional shares in full), after deducting the underwriting discount and other estimated offering expenses payable by us.

We will contribute the net proceeds of this offering to our operating partnership in exchange for OP units. Our operating partnership intends to use the net proceeds received from our contribution (i) to acquire and renovate single-family properties in accordance with our business strategy described in this prospectus, (ii) to repay the indebtedness we have incurred or expect to incur under our credit facility and (iii) for general business purposes. At April 5, 2013, there were no borrowings outstanding under our credit facility. Our credit facility bears interest at 30 day LIBOR plus 2.75%. We may borrow under our credit facility until March 7, 2015, which period may be extended for an additional year, subject to the satisfaction of certain financial covenant tests. Our credit facility will mature one year after the expiration of such period.

Pending application of any portion of the net proceeds, we or our operating partnership will invest such funds in interest-bearing accounts and short-term interest-bearing securities consistent with our intention to qualify for taxation as a REIT. These investments are expected to provide lower net returns than we will seek to achieve with our target assets.

We will not receive any of the net proceeds from the sale of our Class A common shares in this offering by the selling shareholders.

DISTRIBUTION POLICY

To qualify as a REIT, we must distribute annually to our shareholders an amount at least equal to 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gain. We will be subject to income tax on our taxable income that is not distributed and to an excise tax to the extent that certain percentages of our taxable income are not distributed by specified dates. See “Material U.S. Federal Income Tax Considerations.” Income as computed for purposes of the foregoing tax rules will not necessarily correspond to our income as determined for financial reporting purposes.

The amount, timing and frequency of distributions authorized by our board of trustees will be based upon a variety of factors, including:

•	actual results of operations;

•	our level of retained cash flows;

•	the timing of the investment of the net proceeds of this offering;

•	restrictions under Maryland law;

•	any debt service requirements;

•	our taxable income;

•	the annual distribution requirements under the REIT provisions of the Code; and

•	other factors that our board of trustees may deem relevant.

Our ability to make distributions to our shareholders will depend upon the ability of our management team to invest the net proceeds of this offering in our target assets in accordance with our business strategy and the performance of our properties. Distributions will be made in cash to the extent that cash is available for distribution. We may not be able to generate sufficient net interest income to pay distributions to our shareholders. In addition, our board of trustees may change our distribution policy in the future. We may not pay an initial distribution until a significant portion of the proceeds of this offering have been invested. See “Risk Factors.”

Our declaration of trust allows us to issue preferred shares that could have a preference on distributions. If we do issue preferred shares, the distribution preference on the preferred shares could limit our ability to make distributions to the holders of our common shares. Our board of trustees will set the level of distributions. We intend to distribute our taxable income to our shareholders and retain the balance of our cash available for distribution for reinvestment in properties. However, our cash available for distribution may be less than the amount required to meet the distribution requirements for REITs under the Code, and we may be required to borrow money, sell assets or make taxable distributions of our equity shares or debt securities to satisfy the distribution requirements. Additionally, we may pay future distributions from the proceeds from this offering or other securities offerings and thus all or a portion of such distributions may constitute a return of capital for federal income tax purposes. We also may elect to pay all or a portion of any distribution in the form of a taxable distribution of our shares or debt securities.

The timing and frequency of distributions authorized by our board of trustees in its sole discretion and declared by us will be based upon a variety of factors deemed relevant by our board of trustees, which may include among others: our actual and projected results of operations; our liquidity, cash flows and financial condition; revenue from our properties; our operating expenses; economic conditions; debt service requirements; limitations under our financing arrangements; applicable law; capital requirements and the REIT requirements of the Code. We cannot guarantee whether or when we will be able to make distributions or that any distributions will be sustained over time. Distributions to our shareholders generally will be taxable to our shareholders as ordinary income, although a portion of such distributions may be designated by us as capital gain dividends or qualified dividend income, or may constitute a return of capital. We will furnish annually to each of our shareholders a statement setting forth distributions paid during the preceding year and their federal income tax treatment. For a discussion of the federal income tax treatment of our distributions, see “Material U.S. Federal Income Tax Considerations.”

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2012 on an actual basis and as adjusted to give effect to the sale by us of                      Class A common shares in this offering at an assumed initial public offering price of $                     share, based on the mid-point of the price range set forth on the front cover of this prospectus, less underwriting discounts and commissions and other estimated offering expenses payable by us. You should read this table together with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2012
	Historical	As Adjusted
	(dollars in thousands)
Debt:	—		—
Shareholders’ equity:
Preferred shares—$0.01 par value per share, 100,000,000 shares authorized, no shares issued and outstanding	$—		$—
Class A common shares—$0.01 par value per share, 450,000,000 shares authorized, 38,663,998 shares issued and outstanding at December 31, 2012,(1) and shares as adjusted	387
Class B common shares—$0.01 par value per share, 50,000,000 shares authorized, 667 shares issued and outstanding at December 31, 2012,(2) and shares as adjusted	—
Additional paid-in capital	914,565

Shareholders’ equity	914,952

Noncontrolling interest	490

Total capitalization	$915,442	$

(1)	Excludes: (i) an aggregate of 670,000 of our Class A common shares issuable upon exercise of options previously granted to members of our board of trustees and our Manager’s executive team, employees and other service providers under the 2012 Incentive Plan that vest ratably over a period of four years from the date of grant; (ii) 830,000 of our Class A common shares available for issuance in the future under the 2012 Incentive Plan; (iii) Class A common shares issuable upon the exercise in full by the underwriters of their option to purchase additional Class A common shares from us at the initial public offering price; (iv) Class A common shares issuable upon exercise of AH LLC’s option to purchase Class A common shares for an aggregate purchase price of approximately $50 million; (v) an aggregate of 46,718,750 Class A common shares issued in our follow-on private placement in March 2013 and (vi) 653,492 3.5% convertible perpetual preferred units issued in connection with our operating partnership’s acquisition of AH LLC’s approximately one-third interest in RJ1 in December 2012 and 31,085,974 Series C units issued in connection with our operating partnership’s acquisition of the AH LLC Portfolio, each of which are convertible into Class A units, and 32,667 Class A units issued in connection with our operating partnership’s acquisition of 367 single-family properties from AH LLC in December 2012. In general, beginning 12 months after the date of issuance, holders of our Class A units have the right to require our operating partnership to redeem part or all of their Class A units for cash or, at our election, our Class A common shares on a one-for-one basis.
(2)	Excludes 634,408 Class B common shares issued in connection with our operating partnership’s acquisition of the AH LLC Portfolio.

DILUTION

Purchasers of our Class A common shares offered in this prospectus will experience an immediate dilution in the net tangible book value per Class A common share from the initial public offering price. As of December 31, 2012, we had a pro forma combined net tangible book value of $             million, or $             per Class A common share. After giving effect to the sale of our Class A common shares offered hereby, including the use of proceeds as described under “Use of Proceeds,” and the deduction of underwriting discounts and commissions and estimated offering expenses, the pro forma net tangible book value as of December 31, 2012 attributable to common shareholders would have been $             million, or $             per Class A common share, assuming the redemption of Class A units representing limited partner interests in our operating partnership for our Class A common shares on a one-for-one basis. This amount represents an immediate increase in net tangible book value of $             per share to existing investors and an immediate dilution in pro forma net tangible book value of $             per share to new public investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share based on the midpoint of the price range set forth on the cover page of this prospectus	$
Net tangible book value per share at December 31, 2012, before this offering	$
Net increase in pro forma net tangible book value per share attributable to this offering	$
Pro forma net tangible book value per share after this offering	$
Dilution in pro forma net tangible book value per share to investors in this offering	$

Differences Between New Investors and Existing Investors

The table below summarizes, as of December 31, 2012, on a pro forma basis after giving effect to this offering, the differences between the average price per share paid by our existing investors and the new investors purchasing shares in this offering, the total consideration paid and the average price per common share or OP unit paid by the existing investors in and paid in cash by the new investors purchasing shares in this offering (based on the midpoint of the price range set forth on the cover page of this prospectus).

	Shares / OP Units Issued/Granted		Pro Forma Net Tangible Book Value of Contribution / Cash		Average Price
	Number	Percentage	Amount	Percentage	Per Share
Existing investors
New investors

Total

SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents selected historical consolidated financial information and selected portfolio data as of December 31, 2012 and 2011 and for the year ended December 31, 2012 and the period from June 23, 2011 to December 31, 2011. The selected consolidated financial information presented below under the captions “Consolidated Statements of Operations Data” and “Consolidated Balance Sheets Data” have been derived from our audited consolidated financial statements. Under the provisions of ASC 805, Business Combinations, we have reflected transactions between businesses under common control retroactively based on the date AH LLC commenced acquiring properties on June 23, 2011. As such, the statements of operations reflect activity prior to our date of formation, and the properties contributed to us by AH LLC on December 31, 2012 are reflected retroactively on the balance sheets based on AH LLC’s net book value. Therefore, our selected consolidated financial data may not be indicative of our past or future results and does not reflect our financial position or results of operations had it been presented as if we had been operating independently during the period presented. Since the information presented below is only a summary and does not provide all of the information contained in our historical consolidated financial statements, including the related notes, you should read it in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the related notes, included elsewhere in this prospectus.

Consolidated Statements of Operations Data

	Year Ended December 31, 2012	Period from June 23, 2011 to December 31, 2011
	(in thousands, except per share amounts)	(in thousands, except per share amounts)
Revenue:
Rents from single-family properties	$4,540	$65

Total revenue	4,540	65

Expenses:
Property operating and expenses:
Leased single-family properties	2,011	27
Vacant single-family properties	1,579	12
General and administrative expense	7,199	47
Noncash share-based compensation expense	70	—
Acquisition fees and costs expensed	869	—
Advisory fees	937	—
Depreciation	2,111	21

Total expenses	14,776	107

Net loss	$(10,236)	$(42)

Net loss per share—basic and diluted	$(1.42)	$(0.01)

Consolidated Balance Sheets Data

	As of December 31, 2012	As of December 31, 2011
	(in thousands)	(in thousands)
Single-family properties, net	$505,713	$3,495
Investment in real estate entity	—	—
Cash and cash equivalents	397,198	—
Rent and other receivables	6,586	11
Escrow deposits	10,968	—
Prepaid expenses and other assets	993	17

Total assets	$921,458	$3,523

Total liabilities	$16,294	$49
Total equity	905,164	3,474

Total liabilities and equity	$921,458	$3,523

Selected Other Portfolio Data

	As of December 31, 2012	As of December 31, 2011
Leased single-family properties	1,164	19
Vacant single-family properties available for lease	623	2
Single-family properties being renovated	1,857	12

Total single-family properties owned	3,644	33

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with the “Selected Consolidated Financial Data,” “Our Business and Properties,” and consolidated financial statements and related notes that are included elsewhere in this prospectus. The following discussion includes information derived from our December 31, 2012 and 2011 consolidated financial statements located elsewhere in this prospectus which do not include the effects of the Management Internalization or this offering. We expect to complete the Management Internalization prior to this offering. This discussion contains forward-looking statements based upon our current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors,” “Forward-Looking Statements” or in other parts of this prospectus. As used in this section, unless the context otherwise requires,

•	“we,” “us,” “our,” and “our company” means American Homes 4 Rent as referred to in our consolidated financial statements and related notes thereto appearing elsewhere in this prospectus;

•	“our manager” refers to American Homes 4 Rent Advisor, LLC; and

•	“our property manager” refers to American Homes 4 Rent Management Holdings, LLC, which, along with our manager is a subsidiary of AH LLC.

Assuming the Management Internalization is completed as currently anticipated prior to this offering, we expect that in future reporting periods, we will have internalized the services currently performed by our manager and our property manager.

Overview

Our Company

We are a Maryland REIT focused on acquiring, renovating, leasing and operating single-family homes as rental properties. We commenced operations in November 2012 to continue the investment activities of AH LLC, which was founded by our chairman, Mr. Hughes, in 2011 to take advantage of the dislocation in the single-family home market. Mr. Hughes has over 40 years of experience in the real estate business and a successful track record as co-founder and former chairman and chief executive officer of Public Storage, a REIT listed on the NYSE. Upon consummation of the Management Internalization, we will have an integrated operating platform that consists of approximately 120 employees dedicated to property management, financial, marketing and leasing and administrative functions. Our acquisition and renovation functions are performed by AH LLC, to whom we pay an acquisition and renovation fee.

As of February 28, 2013, we owned 6,006 single-family properties for an estimated total investment of $889.3 million and had an additional 1,241 properties in escrow that we expected to acquire, subject to customary closing conditions, for an estimated total investment of $198.1 million. As of February 28, 2013, we owned properties in selected sub-markets of MSAs in 19 states, and we continually evaluate potential new target markets that fit our underwriting criteria and are located where we believe we can achieve sufficient scale for internalized property management.

We intend to become a leader in the single-family home rental industry by aggregating a geographically diversified portfolio of high quality single-family homes and developing “American Homes 4 Rent” into a nationally recognized brand that is well-known for quality, value and tenant satisfaction and is well respected in our communities. Our objective is to generate attractive, risk-adjusted returns for our shareholders through dividends and capital appreciation. We intend to use the net proceeds of this offering to (i) to continue to acquire and renovate single-family properties in accordance with our business strategy described in this prospectus, (ii) to repay the indebtedness we have incurred or expect to incur under our credit facility and (iii) for general business purposes.

Our consolidated financial statements retroactively reflect two transactions between us and AH LLC as transactions between businesses under common control. In December 2012, AH LLC contributed 367 properties to us with an agreed-upon value of $49,444,000 and made a cash investment of $556,000, in exchange for 3,300,000 Class A common shares, 667 Class B common shares, and 32,667 Class A units of our operating partnership. In February 2013, AH LLC contributed the AH LLC Portfolio to us with an agreed-upon value of $491,666,000, in exchange for 31,085,974 Series C units and 634,408 of our Class B common shares. The accounts relating to the properties acquired in those transactions have been reflected retroactively at AH LLC’s net book value.

AH LLC commenced acquiring these properties on June 23, 2011, the date of inception for our consolidated financial statements, and accordingly, the statements of operations reflect activity prior to our date of formation. Because we commenced operations in November 2012, a discussion of the financial condition and historical operations of our company alone would not be meaningful. Our consolidated financial statements are not indicative of our past or future results and do not reflect our financial position, results of operations, changes in equity, and cash flows had they been presented as if we had been operated independently during the period presented. Accordingly, this discussion of our financial statements encompasses certain aspects of the historical operations of AH LLC.

Substantially all of our operations are conducted through our operating partnership. We are the sole general partner, and, as of December 31, 2012, we owned approximately 99.9% of the Class A units. As general partner, we have the exclusive power to manage and conduct the business of our operating partnership. AH LLC is the sole limited partner and owns approximately 0.1% of the Class A units and has no authority to transact business on behalf of our operating partnership or participate in management activities of our operating partnership. Class A units may be redeemed for cash or, at our option, exchanged for our Class A common shares on a one-for-one basis.

We are advised by our manager, and our properties are managed by our property manager, both of which are subsidiaries of AH LLC. Upon completion of our initial private placement, we entered into an advisory management agreement with our manager and a property management agreement with our property manager. Under the terms of these and other agreements, AH LLC and its affiliates provide services that are essential to us. As a result of these relationships, we are dependent upon AH LLC and its affiliates. In the event that AH LLC and its affiliates are unable to provide us with their services, we will be required to find other alternative providers for these services, the suitability and cost of which is uncertain. Assuming the Management Internalization is completed as currently anticipated, such fees will no longer be paid to our manager and our property manager.

We have been organized and operated in conformity with the requirements for qualification and taxation as a REIT under U.S. federal income tax laws, commencing with our taxable year ended December 31, 2012, and we expect to satisfy the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws for our taxable year ending December 31, 2013, and subsequent taxable years.

Factors That Affect Our Results of Operations and Financial Condition

Our results of operations and financial condition are affected by numerous factors, many of which are beyond our control. Key factors that impact our results of operations and financial condition include our ability to identify and acquire properties, our pace of property acquisitions, the time and cost required to remove any existing occupants and then to renovate and lease a newly acquired property at acceptable rental rates, occupancy levels, rates of tenant turnover, the length of vacancy in properties between tenant leases, our expense ratios, our ability to raise capital and our capital structure.

Property Acquisitions

We have rapidly but systematically grown our portfolio of single-family homes and intend to continue to do so. Our ability to identify and acquire single-family homes that meet our investment criteria is impacted by home prices in our target markets, the inventory of properties available for sale through our acquisition channels and competition for our target assets.

AH LLC’s acquisition and renovation platform, together with the breadth and depth of our executive team has provided processes and systems to accumulate and regularly evaluate relevant data on a real-time basis to track and manage key aspects of our business, such as acquisition costs, renovation costs and the amount of time required to convert an acquired single-family home to a rental property. See “Our Business and Properties – Our Business and Growth Strategies.”

Property Operations

Once a home is acquired, if it is not occupied, we access, renovate, market and lease the property. The acquisition of properties involves capital expenditures in addition to payment of the purchase price, including payments for acquisition fees, property inspections, closing costs, title insurance, transfer taxes, recording fees, broker commissions, property taxes and HOA fees (when applicable). In addition, AH LLC typically incurs between $5,000 and $20,000 to renovate a home to prepare it for rental. Renovation work varies, but may include paint, flooring, carpeting, cabinetry, appliances, plumbing hardware and other items required to prepare the home for rental. The time and cost involved in accessing our homes and preparing them for rental can significantly impact our financial performance. The time to renovate a newly acquired property can vary significantly among properties for several reasons, including the property’s acquisition channel, the age and condition of the property and whether the property was vacant when acquired. Our operating results also are impacted by the amount of time it takes to market and lease a property, as well as the length of stay by our tenants. The period of time to market and lease a property can vary greatly and is impacted by local demand, our marketing techniques and the size of our available inventory. We actively monitor these measures and trends.

Revenue

Our revenue is derived primarily from rents collected under lease agreements related to our single-family properties. These include short-term leases that we enter into directly with our tenants, which typically have a term of six months to two years. Our rental revenue was approximately $4,540,000 and $65,000 for the year ended December 31, 2012 and the period from June 23, 2011 (inception) through December 31, 2011, respectively. The most important drivers of revenue, aside from the overall growth of our portfolio, are rental rates and occupancy levels. Our rental rates and occupancy levels are affected by macroeconomic factors and local and property-level factors, including market conditions, seasonality and tenant defaults, and the amount of time it takes AH LLC to renovate and re-lease properties when tenants vacate. For a more detailed discussion of important factors that impact our revenue, see “Our Business and Properties.”

The growth of our portfolio has been significant in recent months, as AH LLC has increased the rate at which it acquires properties. To fuel its acquisition pipeline, AH LLC continues to broaden its targeted markets, and it is now currently active in selected sub-markets of MSAs in 19 states.

We expect that the occupancy of our portfolio will increase as the proportion of recently acquired properties declines relative to the size of our entire portfolio. Nevertheless, in the near term, our ability to drive revenue growth will depend in large part on AH LLC’s ability to efficiently renovate and lease newly acquired properties, maintain occupancy in the rest of our portfolio and acquire additional properties, both leased and vacant. For more information on our leasing performance, properties under renovation, rent-ready occupancy and average scheduled monthly rents for leased properties, see the table entitled “Our Leasing Performance” in the prospectus summary.

For the period from January 1, 2013 to April 5, 2013, AH LLC acquired 4,055 single-family homes on our behalf, excluding 109 homes we acquired in the AH LLC Portfolio.

Expenses

We monitor the following categories of expenses that we believe most significantly affect our results of operations.

Property Expenses

Once a property is ready to be leased, which we refer to as “rent-ready,” we incur ongoing property-related expenses, primarily marketing expenses, HOA fees (when applicable), property taxes and insurance, which may not be subject to our control.

Property Management

Historically, our property manager has provided all property management functions for our properties. These functions included overseeing and directing the leasing, management and advertising of our single-family properties, including collecting rents and interacting with our tenants. We paid our property manager a fee equal to 6% of collected rents and a leasing fee equal to one-half of the monthly rent for a twelve-month term (prorated for the actual term of the lease) upon execution of each lease and renewal. Such fees have been reflected in our consolidated statements of operations. In addition to these fees, we also were responsible for all direct property expenses. Assuming the Management Internalization is completed as currently anticipated, we expect our operating partnership to acquire our property manager and that we will assume the responsibility to perform these functions internally. Following the Management Internalization, we will incur costs such as salary expenses for property management personnel, lease expenses for property management offices, technology expenses for maintaining the property management platform and property management and leasing fees will be discontinued.

Overhead

In our consolidated statements of operations appearing elsewhere in this prospectus, advisory fees payable to our manager have been reflected as an expense. General and administrative expenses includes costs directly incurred by us during the periods presented and include audit and tax fees, trustees’ fees and trustee and officers’ insurance costs. It also includes allocated general and administrative expenses incurred by AH LLC that are either clearly applicable to or have been reasonably allocated to the operations of the properties contributed by AH LLC in connection with our initial private placement and the AH LLC Portfolio.

Following the Management Internalization, we will incur significant general and administrative expenses, including those related our internal management platform. In the near term, as our business grows, and as a result of the Management Internalization, we expect to hire additional employees, which will increase our general and administrative expenses. In addition, we will incur additional costs related to operating as a public company due to increased legal, insurance, accounting and other expenses related to corporate governance, SEC reporting and other compliance matters. Over time, we expect these costs to decline as a percentage of revenue as our portfolio grows.

Results of Operations

The following table sets forth our statements of operations data for the year ended December 31, 2012 and the period from June 23, 2011 (inception) to December 31, 2011.

	Year ended December 31, 2012	Period From June 23, 2011 to December 31, 2011
	(in thousands)	(in thousands)
Revenue:
Rents from single-family properties	$4,540	$65

Total revenue	4,540	65
Expenses:
Property operating and expenses:
Leased single-family properties	2,011	27
Vacant single-family properties	1,579	12
General and administrative expense	7,199	47
Noncash share-based compensation expense	70	—
Acquisition fees and costs expensed	869	—
Advisory fees	937	—
Depreciation	2,111	21

Total expenses	14,776	107

Net loss	$(10,236)	(42)

Property Operations

Rental income consists primarily of income from the rental of single-family properties. As of December 31, 2012 and 2011, we owned 3,644 and 33 single-family properties (including contributed properties), respectively, 32% and 58% of which were leased, respectively, generating rental revenue of approximately $4,540,000 and $65,000, respectively. As of December 31, 2012 and 2011, 51% and 36% of our properties were in the process of being renovated, respectively, 17% and 6% of which had been renovated and were available for lease, respectively. We deem a property to be in service when renovations are complete and it is available for lease. Accordingly, we capitalize all costs incurred related to a property until renovations are completed. Once a property is available for lease, all operating costs are expensed and are reflected in our statement of operations. The following is a summary of property operations by category.

	Year ended December 31, 2012
	Vacant Properties (Renovated and Not Leased)	Leased Properties	Total
		(in thousands, except for number of properties)
Property revenues	$—	$4,540	$4,540
Property operating expense	1,579	2,011	3,590

Net property operating income (loss)	$(1,579)	$2,529	$950

Number of properties at December 31, 2012	623	1,164	1,787

	Period From June 23, 2011 to December 31, 2011
	Vacant Properties (Renovated and Not Leased)	Leased Properties	Total
		(in thousands, except for number of properties)
Property revenues	$—	$65	$65
Property operating expense	12	27	39

Net property operating income (loss)	$(12)	$38	$26

Number of properties at December 31, 2011	2	19	21

In 2012, our property manager earned an aggregate property management fee of $12,000 and an additional $55,000 in leasing fees, which have been included in property operating expense in the consolidated statements of operations. We paid our property manager a fee equal to 6% of collected rents and a leasing fee equal to one-half of the monthly rent for a twelve-month term (prorated for the actual term of the lease) upon execution of each lease and renewal, and we were also responsible for all direct property expenses. Assuming the Management Internalization is completed as currently anticipated, the property management agreement will be terminated, and we will no longer pay the corresponding fees.

General and Administrative Expense

General and administrative expense consists of trustees’ and officers’ insurance expenses, audit fees, trustee fees and other expenses associated with our operations. General and administrative expense for the year ended December 31, 2012 was $250,000. General and administrative expense also includes allocated general and administrative expenses incurred by AH LLC that are either clearly applicable to or reasonably allocated to the operations of the properties contributed by AH LLC in connection with our initial private placement and our acquisition of the AH LLC Portfolio. Allocated general and administrative expenses for the year ended December 31, 2012 were $6,949,000, and for the period from June 23, 2011 (inception) to December 31, 2011 were $47,000. Allocated general and administrative expense includes salaries, rent, consulting services, travel expenses, temporary services and accounting and legal services.

Noncash Share-Based Compensation Expense

Noncash share-based compensation expense for the year ended December 31, 2012 was $70,000 and relates to options to purchase Class A common shares issued to our trustees and certain officers and directors of AH LLC and our property manager.

Acquisition Fees and Costs Expensed

Acquisition fees and costs expensed are incurred in connection with the acquisition of properties with existing leases (including AH LLC’s acquisition and renovation fee equal to 5% of the actual purchase price and renovation costs of a property), and other costs incurred in connection with the acquisitions of our properties. For properties that are leased at the time of acquisition, these costs are expensed, rather than capitalized as a component of the acquisition cost. For the year ended December 31, 2012 and the period from June 23, 2011 (inception) through December 31, 2011, acquisition fees and costs expensed include $414,000 and $0 of acquisition fees associated with single-family properties acquired with in-place leases, respectively, and $455,000 and $0 of costs to transfer title to us for single-family properties we acquired from AH LLC, respectively. Assuming the Management Internalization is completed as currently anticipated, we will continue to pay AH LLC’s acquisition and renovation fee for a period of two years from the date of this prospectus when, at our option, we may acquire AH LLC’s acquisition and renovation systems and personnel at no additional cost to us.

Advisory Fees

Advisory fees represent fees payable to our manager pursuant to the terms of an advisory management agreement. Under the terms of this agreement, our manager has responsibility for designing and implementing our business strategy and administrating our business activities and day-to-day operations, subject to oversight by our board of trustees. Our manager also is responsible for conducting our acquisition activities and performing all of our ongoing administrative functions. The advisory fee is calculated as 1.75% per year of a defined shareholders’ equity calculated and paid quarterly in arrears. Concurrently with our acquisition of the AH LLC Portfolio, our manager agreed to a permanent reduction in the advisory fee of $9.8 million per year. Assuming the Management Internalization is completed as currently anticipated, we expect that the advisory agreement will be terminated and that we will no longer pay the corresponding advisory fee.

Depreciation and Amortization

Depreciation and amortization expense consists primarily of depreciation of buildings. Depreciation of our assets is calculated over their useful lives, which is calculated on a straight-line basis over 5 to 30 years. Depreciation expense for the year ended December 31, 2012 was $2,111,000 and for the period from June 23, 2011 (inception) to December 31, 2011 was $21,000.

Cash Flows

Our cash flows from (or used in) operating activities primarily depends on numerous factors, including the occupancy level of our properties, the rental rates achieved on our leases, the collection of rent from our tenants and the level of property operating expenses, advisory fee and general and administrative expenses. As of December 31, 2012 and 2011, we owned 3,644 and 33 single-family properties, respectively, 32% and 58% of which were leased, respectively. For the year ended December 31, 2012 and from June 23, 2011 (inception) to December 31, 2011, net cash used in operating activities was $6,549,000 and $21,000, respectively. Before any property we own begins generating revenue, we take possession of, renovate, market and lease a property.

Our net cash used in investing activities primarily consists of the acquisition cost of properties (including acquisition fees that were payable to our property manager) and costs of renovating our properties. For the year ended December 31, 2012 and for the period from June 23, 2011 (inception) to December 31, 2011, net cash used in investing activities was $97,470,000 and $0, respectively.

Our net cash provided by financing activities consists of proceeds from the issuance of our Class A common shares and our Class B common shares. Proceeds from the issuance of our Class A common shares consist primarily of proceeds from our initial private placement totaling $494,839,000, net of offering costs and proceeds from the issuance of our Class A common shares to AH LLC in connection with its December 2012 contribution to us totaling $490,000. For the year ended December 31, 2012 and the period from June 23, 2011 (inception) to December 31, 2011, net cash provided by financing activities totaled $501,217,000 and $21,000, respectively.

Critical Accounting Policies and Estimates

Our discussion and analysis of our historical financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could ultimately differ from those estimates. For a discussion of recently-issued and adopted accounting standards, see “Notes to Consolidated Financial Statements, Note 2—Significant accounting policies.”

Investment in Real Estate

Single-family properties acquired but not subject to an existing lease are treated as asset acquisitions, and as such are recorded at their purchase price including acquisition fees, allocated between land, building and improvements based upon their relative fair values at the date of acquisition. Transactions in which single-family properties acquired with an existing lease are recorded as business combinations under the guidance of ASC, 805, Business Combinations, and as such are recorded at fair value (approximated by the purchase price), allocated to land, building and the existing lease based upon their relative fair values at the date of acquisition, with acquisition fees and other costs expensed as incurred. The cost of single-family properties is allocated between land and building based upon their relative fair values at the date of acquisition. Fair value is determined based on ASC 820, Fair Value Measurements and Disclosures, primarily based on unobservable data inputs. In making estimates of fair values for purposes of allocating purchase price, we utilize our own market knowledge and published market data. In this regard, we also utilize information obtained from county tax assessment records to assist in the determination of the fair value of the land and building. Single-family properties contributed by AH LLC are deemed to be transactions under common control. Accordingly, the assets and liabilities (if any) of the properties we have acquired from AH LLC are recorded by us at AH LLC’s net book value.

For single-family properties acquired with in-place leases, the estimated fair value of acquired in-place leases are the estimated costs we would have incurred to lease the property under similar terms. Such cost is amortized over the remaining life of the lease. Acquired leases are generally short-term in nature (six months to two years). For these properties, acquisition fees are expensed as incurred and are included in acquisition fees and costs expensed in our consolidated statements of operations.

The nature of our business requires that in certain circumstances we acquire single-family properties subject to existing liens. Liens that we expect to be extinguished in cash are estimated and accrued on the date of acquisition and recorded as a cost of the property.

We incur costs to prepare our acquired properties to be rented. These costs, along with related holding costs during the period of renovation, are capitalized to the cost of the building. Upon completion of the renovation of our properties, all costs of operations, including repairs and maintenance, are expensed as incurred.

Impairment of Long-Lived Assets

We evaluate our long-lived assets for impairment periodically or whenever events or circumstances indicate that their carrying amount may not be recoverable. Significant indicators of impairment may include, but are not limited to, declines in home values, rental rates and occupancy percentages and significant changes in the economy. If an impairment indicator exists, we compare the expected future undiscounted cash flows against its net carrying amount. If the sum of the estimated undiscounted cash flows is less than the net carrying amount, we would record an impairment loss for the difference between the estimated fair value of the individual property and the carrying amount of the property at that date. No impairments were recorded during the period from June 23, 2011 (inception) through December 31, 2012.

Leasing Costs

Direct and incremental costs that we incur to lease the properties are capitalized and amortized over the term of the leases, which generally have a term of six months to two years. Amortization of leasing costs is included in property operating expenses. Under the property management agreement, we paid our property manager a leasing fee equal to one-half of each lease’s monthly rent. See “Notes to Consolidated Financial Statements, Note 8—Related party transactions.”

Depreciation and Amortization

Depreciation is computed on the straight-line basis over the estimated useful lives of the buildings and improvements; buildings are depreciated on a straight-line basis over 30 years, and improvements are generally depreciated over five years. We consider the value of in-place leases in the allocation of the purchase price, and the amortization period reflects the remaining terms of the leases. The remaining terms of in-place leases are usually very short, usually less than one year. The unamortized portion of in-place leases is included in other assets.

Cash and Cash Equivalents

We consider all demand deposits, cashier’s checks, money market accounts and certificates of deposit with a maturity of three months to be cash equivalents. We maintain our cash and cash equivalents and escrow deposits at financial institutions. The combined account balances typically exceed the FDIC insurance coverage, and, as a result, there is a concentration of credit risk related to amounts on deposit. We believe that the risk is not significant.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses that may result from the inability of tenants or borrowers to make required rent or other payments. This allowance is estimated based on payment history and current credit status. As of December 31, 2012 and 2011, we had recorded no allowance for doubtful accounts.

Rescinded Properties

In certain jurisdictions, our purchases of single-family properties at foreclosure and judicial auctions are subject to the right of rescission. When we are notified of a rescission, the amount of the purchase price is reclassified as a receivable. For the year ended December 31, 2012 and for the period from June 23, 2011(inception) to December 31, 2011, rescission receivables totaled $1,612,000, and $0, respectively.

Escrow Deposits

Escrow deposits include refundable and non-refundable cash earnest money deposits for the purchase of properties of $2,162,000 and $0, as of December 31, 2012 and 2011, respectively. In addition, as of December 31, 2012, escrow deposits include $8,806,000 in amounts paid for single-family properties in certain states that require a judicial order when the risk and rewards of ownership of the property are transferred and the purchase is finalized.

Revenue and Expense Recognition

We lease single-family properties that we own directly to tenants who occupy the properties under operating leases, generally, with terms of six months to two years. Rental revenue, net of any concessions, is recognized on a straight-line basis over the term of the lease, which is not materially different than if it were recorded when due from tenants and recognized monthly as it is earned. We estimate losses that may result from the inability of our tenants to make rental payments required under the terms of the lease. As of December 31, 2012, and 2011, we had no allowances for such losses.

We accrue for property taxes and HOA assessments based on amounts billed, and, in some circumstances, estimates and historical trends when bills or assessments are not available. If these estimates are not correct, the timing and amount of expenses recorded could be incorrect.

Accrued and Other Liabilities

Accrued and other liabilities consist primarily of trade payables, HOA fees, property tax accruals and accrued fees that are payable to our manager and our property manager as of the end of the respective period presented. It also consists of contingent loss accruals, if any. Such losses are accrued when they are probable and estimable. When it is reasonably possible that a significant contingent loss has occurred, we disclose the nature of the potential loss and, if estimable, a range of exposure.

Income Taxes

We intend to elect to be taxed as a REIT under Sections 856 to 860 of the Code, commencing with our taxable year ended December 31, 2012. We believe that we have operated in such a manner as to satisfy the requirements for qualification as a REIT. Accordingly, we will not be subject to federal income tax, provided that we qualify as a REIT and our distributions to our shareholders equal or exceed our REIT taxable income.

However, qualification and taxation as a REIT depend upon our ability to meet the various qualification tests imposed under the Code related to the percentage of income that we earn from specified sources, the percentage of our assets that fall within specified categories, the diversity of our equity share ownership, and the percentage of our earnings that we distribute. Accordingly, no assurance can be given that we will be organized or be able to operate in a manner so as to qualify or remain qualified as a REIT. If we fail to qualify as a REIT in any taxable year, we will be subject to federal and state income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate tax rates, and we may be ineligible to qualify as a REIT for four subsequent tax years. Even if we qualify as a REIT, we may be subject to certain state or local income taxes, and our TRS will be subject to federal, state and local taxes on its income.

Share-based Compensation

Our 2012 Incentive Plan is accounted for under the provisions of ASC 718, Compensation – Stock Compensation, and ASC 505-50, Equity-Based Payments to Non-Employees. Noncash share-based compensation expense related to options to purchase our Class A common shares issued to trustees is based on the fair value of the options on the grant date and amortized over the service period. Noncash share-based compensation expense related to options granted to employees of our property manager and manager who were considered non-employees is based on the estimated fair value of the options and is re-measured each period until the earlier of the performance commitment date or the performance completion date. See “Notes to Consolidated Financial Statements, Note 7—Shareholders’ equity.” These options are recognized in expense over the service period.

Fair Value of Financial Instruments

The fair value of a financial instrument is the amount at which the instrument could be exchanged in an orderly transaction between two willing parties. The carrying amount of rents and other receivables, escrow deposits, prepaid expenses, accounts payable and accrued expenses and amounts payable to affiliates approximate fair value because of the short maturity of these amounts.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” These exemptions provide that, so long as a company qualifies as an “emerging growth company,” it will, among other things:

•

be exempt from the “say on pay” provisions (requiring a non-binding shareholder vote to approve compensation of certain executive officers) and the “say on golden parachute” provisions (requiring a non-binding shareholder vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of the Dodd-Frank Act and certain disclosure requirements of the Dodd-Frank Act relating to compensation of its chief executive officer;

•

be permitted to omit the detailed compensation discussion and analysis from proxy statements and reports filed under the Exchange Act and instead provide a reduced level of disclosure concerning executive compensation; and

•	be exempt from any rules that may be adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report on the financial statements.

Although we are still evaluating the JOBS Act, we currently may take advantage of some or all of the reduced regulatory and reporting requirements that will be available to us so long as we qualify as an “emerging growth company,” except that we have irrevocably elected not to take advantage of the extension of time to comply with new or revised financial accounting standards available under Section 102(b) of the JOBS Act.

We could remain as an “emerging growth company” for up to five years, or until the earliest of:

•	the last day of the first fiscal year in which our annual gross revenues exceed $1.0 billion;

•

the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, which would occur if the market value of our Class A common shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or

•	the date on which we have issued more than $1.0 billion in non-convertible debt during the preceding three-year period.

Liquidity and Capital Resources

Our liquidity and capital resources as of December 31, 2012 and 2011 included cash and cash equivalents of $397,198,000 and $0, respectively.

Liquidity is a measure of our ability to meet potential cash requirements, maintain our assets, fund our operations, make distributions to our shareholders and meet other general requirements of our business. Our liquidity, to a certain extent, is subject to general economic, financial, competitive and other factors beyond our control. Our near-term liquidity requirements consist primarily of acquiring properties in our target markets, renovating newly-acquired rental properties, and funding our operations. Our long-term liquidity requirements consist primarily of funds necessary to pay for the acquisition, restoration and maintenance of our properties, HOA fees (as applicable), real estate taxes, non-recurring capital expenditures, interest and principal payments on our indebtedness, payment of distributions to our shareholders and general and administrative expenses.

The nature of our business, our growth plans and the requirement that we distribute at least 90% of our REIT taxable income may cause us to have substantial liquidity needs over the long term, although we have not had any taxable income to date. We will seek to satisfy our long-term liquidity needs through cash provided by operations, long-term secured and unsecured borrowings, the issuance of debt and equity securities (including OP units), property dispositions and joint venture transactions. We have financed our operations and acquisitions to date through the issuance of equity securities. Going forward, we expect to meet our operating liquidity requirements generally through cash on hand and cash provided by operations. We believe our rental income net of operating expenses will generally provide cash flow sufficient to fund our operations and dividend distributions. However, our properties are not fully stabilized. In addition, our real estate assets are illiquid in nature. A timely liquidation of assets might not be a viable source of short-term liquidity should a cash flow shortfall arise, and we may need to source liquidity from other financing alternatives.

To date, we have not declared any dividends. To qualify as a REIT, we are required to distribute annually at least 90% of our REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains, and to pay tax at regular corporate rates to the extent that we annually distribute less than 100% of our net taxable income. We intend to pay quarterly dividends to our shareholders, which in the aggregate approximately equal our net taxable income in the relevant year. The commencement and amount of future dividends cannot be determined at this time.

Bridge Loan

In February 2013, we entered into a $250 million bridge loan with Wells Fargo. The bridge loan has a 90—day term, bears interest at a variable rate of LIBOR plus 1.5% and provides for a $250,000 loan origination fee. The bridge loan is guaranteed by Tamara Hughes Gustavson, the daughter of Mr. Hughes, the chairman of our board of trustees. Ms. Gustavson received no payment or other forms of compensation from us in connection with the guarantee. We borrowed $115 million under this bridge loan through March 14, 2013, and on March 14, 2013, we repaid the bridge loan with the proceeds from the follow-on private placement.

Credit Facility

On March 7, 2013, we entered into a $500 million senior secured revolving credit facility with Wells Fargo. The amount that may be borrowed under our credit facility will generally be based on the borrowing base. In addition, our credit facility has an accordion feature that allows us to increase the total amount of our credit facility from $500 million up to $1 billion, subject to obtaining lender commitments and satisfying customary closing conditions. Due to limitations on mortgaging and pledging properties in the AH LLC Portfolio, we are not permitted to include those properties in our borrowing base without the approval of AH LLC. These limitations will end upon the conversion of the Series C units into Class A units, which may occur at any time, at the option of the holders of the Series C units, but not later than the earlier of (i) the third anniversary of the original issuance of the Series C units or (ii) the date of commencement of dissolution, liquidation or winding up of our operating partnership ( at which time we would not be able to borrow under our credit facility), at which time the Series C units will automatically convert into Class A units. Borrowings under our credit facility are available for a period of two years following the closing of our credit facility, which period may be extended for an additional year, subject to the satisfaction of certain financial covenant test. Our credit facility will mature one year after the expiration of such period. Our credit facility bears interest at 30 day LIBOR plus 2.75%. As of February 28, 2013 (and April 5, 2013), there were no borrowings outstanding under our credit facility. Our credit facility contains financial and operating covenants, such as debt ratios, minimum liquidity and adjusted tangible net worth tests and other limitations that may restrict our ability to make distributions or other payments to our shareholders and may restrict our investment activities. Among others, our credit facility requires that we maintain financial covenants relating to the following matters: (i) cash and cash equivalents in an aggregate amount of at least $7.5 million; (ii) a maximum leverage ratio of 1.5 to 1; and (iii) adjusted tangible net worth being not less than $500 million.

Other Transactions with AH LLC and its Affiliates

December 2012 Acquisition of Properties Owned by AH LLC

In connection with our initial private placement, on December 31, 2012, AH LLC contributed 367 single-family properties with an agreed-upon value of approximately $49.4 million and made a cash investment of approximately $0.6 million. In connection with this acquisition, AH LLC received 3,300,000 of our Class A common shares, 667 of our Class B common shares and 32,667 Class A units. See “Notes to Consolidated Financial Statements, Note 7—Shareholders’ equity.” The agreed-upon value of this contribution was $50.0 million, with the value of the single-family properties contributed based on their purchase price together with renovation costs, holding costs and transfer costs incurred by AH LLC, and a 5% acquisition fee to AH LLC. Because the transaction has been deemed to be between “entities under common control” under the provisions of ASC 805 “Business Combinations”, the single-family properties acquired have been recorded at AH LLC’s net carrying cost of approximately $46.7 million as of the date of the acquisition, without consideration of the acquisition fees which were expensed. Costs to transfer title to the properties of approximately $0.5 million to us have been expensed and are included in acquisition fees and costs expensed in our consolidated statements of operations.

In connection with the contribution agreement, we are required to reimburse AH LLC for renovation costs incurred from November 5, 2012 to December 31, 2012. At December 31, 2012, we had $1,369,000 accrued in amounts payable to affiliates related to these costs.

Acquisition of AH LLC’s Interest in and Financing of RJ1

Under the terms of a contribution agreement entered into in December 2012, our operating partnership acquired AH LLC’s approximate one-third equity interest in RJ1 represented by a Class B membership interest in RJ American Homes 4 Rent Investments, LLC, or RJ LLC, which is the sole managing member of RJ1, and 20% of the promoted interest in exchange for 653,492 3.5% convertible perpetual preferred units, at a price per unit of $15.00, with an aggregate liquidation preference of approximately $9.8 million. The promoted interest held by AH LLC is earned after RJ1’s investors achieve certain preferred returns. This promoted interest in RJ1 is equal to 15% after investors in RJ1 receive a 6% return, 25% after an 8.5% return to investors is achieved, and 35% after an 11.5% return to investors is achieved. As of December 31, 2012, RJ1 had total assets of $25,211,000, total liabilities of $673,000 and total equity of $24,538,000.

Prior to the exchange, AH LLC owned 100% of RJ LLC, and therefore, the 3.5% convertible perpetual preferred units were issued directly to AH LLC. Since no consideration was received by RJ LLC for the Class B membership interest from AH LLC, the carryover basis was determined to be zero. This exchange represented a transaction among entities under common control and the equity interest in RJ LLC was recorded at the net book value of the Class B membership interest issued. As a result, the 3.5% convertible perpetual preferred units had no initial basis and are included in the noncontrolling interest in the equity section of the consolidated balance sheet. Our investment in RJ LLC is recorded on the equity method, as our operating partnership has more than minor influence over RJ LLC’s operations, and, as such, is reflected in our consolidated balance sheet as an investment in real estate entity.

Our investment in RJ LLC is represented by our ownership of the sole Class B membership interest in RJ LLC, and we therefore have rights to all distributions of operating cash flow and loan proceeds of RJ1. AH LLC is the sole owner of Class A membership interest of RJ LLC and is also the managing member. RJ LLC’s only investment is a 30% equity interest in RJ1. RJ1 owns 177 single-family properties which had been contributed by AH LLC in September 2012. AH LLC’s net book value was approximately $4.4 million at December 31, 2012. In connection with RJ LLC’s investment in RJ1, we are also entitled to 20% of the promoted interest in RJ1 held by AH LLC.

Acquisition of the AH LLC Portfolio

On February 28, 2013, pursuant to a contribution agreement with AH LLC, we acquired the AH LLC Portfolio with an agreed-upon value of approximately $491.7 million in exchange for 31,085,974 Series C units and 634,408 Class B common shares, in each case based on a price per unit or share of $15.50. Because the transaction is also considered to be between businesses under common control, the accounts relating to the properties acquired have been reflected retroactively in our consolidated financial statements based on the results of operations and net book value recorded by AH LLC, approximately $377,425,000 as of February 28, 2013. Holders of the Series C units are entitled to distributions equal to actual net cash flow of the properties in the AH LLC Portfolio up to a maximum of 3.9% per unit per annum based on a price per unit of $15.50. Pursuant to the contribution agreement, AH LLC is responsible for all costs of transfer of the properties and for paying costs associated with the completion of initial renovation of the properties after we acquire them. Concurrently with this transaction, our manager agreed to a permanent reduction in the advisory management fee of $9.8 million per year in connection with the increased shareholder’s equity.

Holders of the Series C units have a one-time right to convert all such units into Class A units. If on the date of conversion, the contributed properties are not initially leased for at least 98% of the scheduled rents (determined on an aggregate basis), the Series C units with respect to the single-family properties leased for at least 98% of the scheduled rents (determined on an aggregate basis) will convert into Class A units on a one for one basis, and the Series C units associated with the remaining single-family properties will convert into a number of Class A units determined by dividing AH LLC’s “aggregate cost” of the properties (including the acquisition fees) by $15.50, with proportionate reductions in our Class B common shares.

Off-Balance Sheet Arrangements

We have no obligations, assets or liabilities that would be considered off-balance sheet arrangements. We have not participated in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements.

Contractual Obligations

In connection with the renovation of single-family properties after they are purchased, we enter into contracts for necessary improvements. As of December 31, 2012, we had aggregate outstanding commitments of $1,694,000 in connection with these contracts. As of December 31, 2012, we had commitments to acquire 462 single-family properties with an aggregate purchase price of approximately $70.1 million and escrow deposits of approximately $2.2 million. See “Notes to Consolidated Financial Statements, Note 12—Commitments and contingencies.” It is likely that some of these properties will not be acquired for various reasons.

We have no contractual obligations beyond 2013.

Quantitative and Qualitative Disclosures about Market Risk

Our future income, cash flows and fair values relevant to financial instruments are dependent upon prevalent market interest rates. Market risk refers to the risk of loss from adverse changes in market prices and interest rates. We may in the future use derivative financial instruments to manage, or hedge, interest rate risks related to any borrowings we may have. We expect to enter into such contracts only with major financial institutions based on their credit ratings and other factors. We do not currently have any market risk sensitive instruments.

INDUSTRY OVERVIEW AND MARKET OPPORTUNITY

Over the last five years, the United States housing market has experienced numerous challenges that have resulted in an unprecedented rate of foreclosures, a reduction in homeownership demand and a significant decrease in home prices compared to the peak in 2005. We believe that these factors have also created an opportunity to acquire a large number of single-family homes at prices significantly below replacement costs that provide for attractive potential yields and potential capital appreciation. In addition, we expect that the large number of displaced single-family homeowners, the tight credit standards currently imposed by financial institutions, lack of stability in the job market and negative perceptions of home ownership will drive demand for single-family home rentals and growth in rental rates in our target markets. Furthermore, we believe there is an opportunity to institutionalize the market for single-family home rentals, which has historically been fragmented and dominated by smaller players with less scale and capabilities.

Supply of Single-Family Homes

Starting in 2009, the single-family home market began experiencing a surplus of homes available for acquisition from various sources, primarily foreclosure auctions. The number of homes in foreclosure or approaching foreclosure remains significant. According to CoreLogic, from September 2008 through December 2012, there were approximately 4.1 million completed loan foreclosures, and approximately 1.2 million homes (or 3.0% of all mortgaged homes) in the United States were in foreclosure as of December 2012. California, Florida, Michigan, Texas and Georgia accounted for almost half of all the foreclosures in the United States for the 12 months ending in December 2012. The chart below illustrates the foreclosure rates by state as of January 31, 2013.

Foreclosure Rates by State

(As of January 31, 2013)

Source: RealtyTrac

We expect that the financial challenges many families continue to face will lead to additional foreclosures and short sales as a means of reducing outstanding debt burdens (which are often in excess of current housing values) and cumbersome monthly mortgage payments. As of December 31, 2012, there were approximately 17.3 million excess vacant single-family homes and homes that had negative equity or equity of less than 5%. According to CoreLogic, Nevada, Florida, Arizona, Georgia and Michigan combined accounted for 34% of the total $658 billion of homes with negative equity in the United States. In addition to foreclosures and short sales, we expect that a large quantity of single-family homes suitable for conversion into rental properties will be available for acquisition due to normal property turnover, aging baby boomers seeking to downsize and a large shadow inventory of properties owned or controlled by financial institutions and government agencies. We also believe that a number of institutions and private entities that have acquired portfolios of single-family homes over the past five years will begin to sell to larger, better-capitalized entities. We believe we are well-positioned to capitalize on the multiple sources of supply for single-family homes.

Pricing of Single-Family Homes

Single-family home prices in the United States increased substantially from early 2000 through 2005. Prices generally peaked in late 2005 before declining dramatically to their pre-2000 levels in 2009. The chart below illustrates the home price index percentage change from January 2002 to December 2012.

Changes in Home Price Index

(From January 2002 to December 2012)

Source: CoreLogic as of December 2012

While in recent months home prices have begun to stabilize or even increase in many markets (including our target markets), prices remain well below peak levels and often below replacement costs, as illustrated by the chart below. The following chart summarizes changes in the CoreLogic Home Price Index, from its most recent peak levels to its most recent trough levels, as well as from trough levels to current levels, as of November 2012, for our top ten markets.

Source: CoreLogic Home Price Index; data from January 2006 to December 2012 and CoreLogic Home Price Index Forecasts Note: Peak Home Price Index levels occurred between May 2006 and August 2007 for all markets shown. Trough Home Price Index levels occurred in January, February and March 2009 for Houston, Indianapolis and Dallas/Fort Worth, respectively. All other markets shown experienced trough Home Price Index between February 2011 and March 2012. Forecasts from January 2013 to December 2014.

We believe that we are in the early stages of a multi-year housing recovery, and based on current trends, we believe that we will be able to acquire properties at an attractive cost basis, often below replacement costs, for the next several years.

Single-Family Rental Housing Supply and Demand

According to the American Community Survey, single-family homes in the United States accounted for 34% of the total residential rental market, or approximately 13.5 million of the 39.8 million rental properties in the United States as of December 31, 2012.

U.S. Housing Inventory

Source: US Census Bureau, 2011 American Community Survey, American Housing Survey 2011, 4Q2012 Housing and Vacancy Survey; CoreLogic as of 3Q2012

Although we believe the future supply of single-family rental homes will increase, as discussed above, we believe the demand for these homes will grow as well.

The recent state of the housing market has displaced many owners of single-family homes. This displacement has created additional demand for single-family home rentals from tenants looking to live in a house with similar characteristics and amenities to their former home rather than the typical multifamily complex. According to a January 2012 Federal Reserve white paper entitled “The U.S. Housing Market: Current Conditions and Policy Considerations,” completed foreclosures from January 1, 2009 to December 31, 2011 were expected to transform more than three million homeowners into potential renters. In the white paper, the Federal Reserve estimates that the majority of these former homeowners move to single-family rentals. The chart below shows the percentage of U.S. homeowners and renters from January 1, 2000 through December 31, 2012.

Percentage of U.S. Homeowners and Renters

(January 1, 2000 to December 31, 2012)

Source: Department of Commerce, U.S. Census Bureau

In addition, we believe that many families are unwilling or unable to purchase a home due to a previous foreclosure or short sale, strict lending standards, a lack of stability in the job market and a negative perception of home ownership. At the same time, household formations are increasing, and, although single-family housing starts have shown modest increases recently, they still remain significantly below historical averages. The chart below shows the historical household formations and single-family housing starts from 1980 through 2012.

Household Formations Versus Single-Family Housing Starts

(In Thousands)

Source: U.S. Census Bureau

We believe these factors will increase the demand for single-family home rentals over the next several years and that many tenants will seek to rent quality single-family homes from property managers with a nationally recognized brand. Additionally, we believe that rental rates will rise with an improving economy and job growth rates.

OUR BUSINESS AND PROPERTIES

Our Company

We are an internally managed Maryland REIT focused on acquiring, renovating, leasing and operating single-family homes as rental properties. We commenced operations in November 2012 to continue the investment activities of AH LLC, which was founded by our chairman, B. Wayne Hughes, in 2011 to take advantage of the dislocation in the single-family home market. Mr. Hughes has over 40 years of experience in the real estate business and a successful track record as co-founder and former chairman and chief executive officer of Public Storage, a REIT listed on the NYSE. We have an integrated operating platform that consists of approximately 120 employees dedicated to property management, financial, marketing and leasing and administrative functions. Our acquisition and renovation functions are performed by AH LLC, to whom we pay an acquisition and renovation fee.

As of February 28, 2013, we owned 6,006 single-family properties for an estimated total investment of $889.3 million and had an additional 1,241 properties in escrow that we expected to acquire, subject to customary closing conditions, for an estimated total investment of $198.1 million. As of February 28, 2013, we owned properties in selected sub-markets of MSAs in 19 states, and we continually evaluate potential new target markets that fit our underwriting criteria and are located where we believe we can achieve sufficient scale for internalized property management.

We intend to become a leader in the single-family home rental industry by aggregating a geographically diversified portfolio of high quality single-family homes and developing “American Homes 4 Rent” into a nationally recognized brand that is well-known for quality, value and tenant satisfaction and is well respected in our communities. Our objective is to generate attractive, risk-adjusted returns for our shareholders through dividends and capital appreciation.

We intend to use the net proceeds of this offering to continue to acquire and renovate single-family properties. In addition to single-family properties, we may also seek to invest in condominium units, townhouses and real estate-related debt investments. Our investments may be made directly or through investment vehicles with third-party investors. In addition to individual property purchases, we may pursue bulk acquisitions from financial institutions, government agencies and competitors.

We have been organized and operated in conformity with the requirements for qualification and taxation as a REIT under U.S. federal income tax laws, commencing with our taxable year ended December 31, 2012, and we expect to satisfy the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws for our taxable year ending December 31, 2013, and subsequent taxable years.

Our Properties

The table below summarizes certain information with respect to our properties as of February 28, 2013.

Our Properties(1)

(As of February 28, 2013)

	Properties Owned		Estimated Total Investment		Average Acquisition Cost Per Property	Average Estimated Renovation Cost Per Property	Average Estimated Total Investment Per Property(2)	Average Square Footage(3)	Average Age(3)	Average Annual Scheduled Rent Per Leased Property as a Percentage of Average Estimated Investment
State	Units	% of Total	$ millions	% of Total						Per Leased Property(4)
Texas	861	14.3%	$110.8	12.5%	$117,731	$10,914	$128,645	2,155 sf	10.0 years
Florida	851	14.2%	135.5	15.2%	149,034	10,248	159,281	2,030 sf	11.1 years
Arizona	704	11.7%	91.4	10.3%	120,071	9,759	129,830	1,788 sf	10.1 years
Illinois(5)	583	9.7%	75.4	8.5%	120,996	8,260	129,256	1,764 sf	12.5 years
Georgia(6)	559	9.3%	77.2	8.7%	126,065	12,087	138,152	2,170 sf	13.4 years
Indiana	430	7.2%	54.1	6.1%	117,459	8,278	125,738	1,815 sf	11.5 years
Ohio	425	7.1%	58.4	6.6%	128,690	8,757	137,447	1,791 sf	12.8 years
North Carolina	409	6.8%	64.3	7.2%	150,826	6,451	157,277	1,889 sf	9.8 years
Tennessee	351	5.8%	66.2	7.4%	177,938	10,562	188,500	2,208 sf	9.3 years
Nevada	234	3.9%	35.3	4.0%	141,568	9,084	150,651	1,889 sf	12.0 years
All Other(7)	599	10.0%	120.8	13.6%	190,959	10,680	201,640	1,993 sf	11.8 years

Total / Average	6,006	100.0%	$889.3	100.0%	$138,294	$9,775	$148,069	1,966 sf	11.2 years

(1)	Excludes 5,423 properties owned by AH LLC and its other affiliates. See “—Outside Business Interests of AH LLC.”
(2)	Estimated average total investment per property is the sum of the average acquisition cost per property and the estimated average renovation costs per property.
(3)	Information based in part on estimates generated in connection with the closing and transfer process conducted by AH LLC.
(4)	Average annual scheduled rent represents monthly contractual rent (defined as cash rent) under existing leases on an annualized basis. Does not include provision for payment of ongoing property expenses (such as insurance, taxes, HOA fees and maintenance) or an allocation of our general and administrative expense, all of which materially impact our results. Accordingly, it should not be interpreted as a measure of profitability, and its utility in evaluating our business is limited. Average annual scheduled rent for leased properties may not be indicative of average rents we may achieve on our vacant properties.
(5)	In Illinois, for properties purchased at judicial auctions, we do not obtain title until the purchase is ratified by the court, a process that varies depending on the jurisdiction, but which we estimate, on average, takes 90 days. As a result, although we paid the actual purchase price for all 583 of the Illinois properties reflected in the above table as owned by us, our receipt of title with respect to 38 of these properties remained subject to ratification by the court as of February 28, 2013.
(6)	In Georgia, for properties acquired at foreclosure auctions, we do not have access to properties until the expiration of a 30-day statutory rescission period.
(7)	Includes California, Colorado, Idaho, Oklahoma, Oregon, South Carolina, Utah, Washington and Wisconsin.

Property and Management Footprint (As of February 28, 2013)(1)

(1)	Shaded states represent states in which we currently own properties. Stars represent markets in which we currently maintain, or are in the process of establishing, in-house property management operations.

The chart below sets forth certain MSA—and neighborhood-level characteristics of our top five target markets.

	AH LLC’s Combined Top Five Markets(1)
	Atlanta-Sandy Springs- Marietta, GA	Dallas-Plano- Irving, TX	Houston- Sugar Land- Baytown, TX	Las Vegas- Paradise, NV	Phoenix-Mesa- Glendale, AZ
MSA Characteristics
Population (2010)(2)	5,268,860	4,235,751	5,946,800	1,951,269	4,192,887
Population Growth 2000-2010(2)	24.0%	23.4%	26.1%	41.8%	28.9%
Total Households(3)	2,165,495	1,660,144	2,308,205	840,343	1,798,501
Vacant Housing Units(3)	228,270	134,057	235,580	124,978	261,328
Median Household Income(4)	$67,829	$67,501	$64,179	$63,888	$64,408
Unemployment Rate (August 2012)(5)	8.9%	6.9%	7.0%	12.3%	7.4%
Housing Stock (July 2012)(6)	1,697,183	1,181,439	1,696,406	618,051	1,363,185
Median House Price (July 2012)(6)	$145,000	$187,500	$195,898	$116,000	$148,430

Total Housing Stock Value(7)	$246 billion	$222 billion	$332 billion	$72 billion	$202 billion
Number of Homes Sold
12 months ended July 2012(8)	65,372	68,516	89,297	53,849	105,000
12 months ended August 2011(8)	55,814	64,800	87,908	61,031	103,484
Replacement Cost (psf)(9)	$91.70	$89.51	$82.93	$118.21	$96.33
AH4R Neighborhood Characteristics(10)
Neighborhood Single-Family Residential Concentration	93.9%	68.6%	86.8%	98.7%	93.0%
1995 or Newer	25.8%	28.6%	77.9%	35.8%	55.0%
3-4 Bedroom Concentration	76.0%	63.0%	79.1%	82.8%	88.6%
Renter Occupancy Rate	11.6%	30.1%	10.1%	25.6%	21.2%
Vacancy Rate	8.4%	0.4%	4.6%	7.4%	10.4%

(1)	This table includes properties owned by AH LLC and its other affiliates.
(2)	Source: U.S. Census Bureau. 2000 and 2010 Census
(3)	Source: U.S. Census Bureau. 2010 Census. P.L. 94-171 data files
(4)	Source: FFIEC. 2012 Census Information
(5)	Source: United States Department of Labor, Unemployment Rates for Metropolitan Areas. August 2012. Last Modified October 3, 2012
(6)	Source: CoreLogic. Real Estate Analytics, Market Trends data provided by CoreLogic on October 6, 2012. The Housing Stock number is represented by both single family attached and detached. The total includes townhouses, duplexes, triplexes, and condos
(7)	Calculated as the product of Median House Price (July 2012) and Housing Stock (July 2012)
(8)	Source: CoreLogic. Real Estate Analytics, Market Trends data provided by CoreLogic September 2012
(9)	Source: Marshall & Swift as of February 2013. Calculated using good quality, good condition, two-story homes. Does not include value of land, landscaping or light fixtures.
(10)	Source: Location Inc. Data as of October 22, 2012. Single-Family residential concentration defined as total percentage of housing stock that is single-family homes. All percentages, except neighborhood concentration and education index, are as a percentage of total housing stock

Our Competitive Strengths

We believe that the following strengths enable us to implement our business and growth strategies and compete effectively in the single-family home rental market:

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Experienced and tenured management team. We believe the significant experience, expertise and relationships of our executive team drive our business and growth. Our executive team, headed by Mr. Hughes, our Chairman, Mr. Singelyn, our Chief Executive Officer, Mr. Corrigan, our Chief Operating Officer and Chief Investment Officer, and Mr. Nelson, our Chief Financial Officer, each of whom is a former executive of Public Storage, has a successful track record of managing and growing a publicly traded REIT through all stages of the real estate investment cycle. Among other executive positions they have held, Mr. Singelyn was treasurer of Public Storage and is chief executive officer of Public Storage Canada, a real estate company previously listed on the Toronto Stock Exchange, and ACE; Mr. Corrigan was the chief financial officer of PS Business Parks, a NYSE-listed REIT; and Mr. Nelson was the chief financial officer of Lennar Partners, Inc. and Alexandria Real Estate Equities, Inc., a NYSE-listed REIT.

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Large, diversified portfolio of high-quality properties. As of February 28, 2013, we owned 6,006 single-family properties concentrated in select sub-markets of MSAs within 19 states. These homes are located in neighborhoods of cities that we believe remain desirable places to live, despite significantly impacted home prices. In addition, we continually evaluate potential new markets across the country. We are focused on acquiring homes with a number of key property characteristics, including: (i) construction after 1990; (ii) three or more bedrooms; (iii) two or more bathrooms; (iv) range of $70,000 estimated minimum valuation to $400,000 maximum bid price; and (v) estimated renovation costs not in excess of 25% of estimated value. We target areas with above average median household incomes, well-regarded school districts and access to desirable lifestyle amenities. We believe that homes in these areas will attract tenants with strong credit profiles, produce high occupancy and rental rates and generate long-term property appreciation.

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Demonstrated property acquisition track record and processes. Since its inception in June 2011, AH LLC has developed an effective acquisition process, supported by analytics and dedicated personnel within our target markets, that is capable of efficiently deploying large amounts of capital. As of February 28, 2013, AH LLC and its affiliates acquired 11,429 properties (including our 6,006 properties) with an estimated total investment exceeding $1.7 billion and had approximately 1,327 properties in escrow. The acquisition process begins with an analysis of housing markets in select MSAs based on numerous economic and real estate characteristics. AH LLC then targets sub-markets at the neighborhood and street levels, where its system allows it to screen broadly and rapidly for potential acquisitions with key attributes, such as property age, size, number of bedrooms/bathrooms, potential renovation costs and potential rental rates.

AH LLC underwrites potential property acquisitions and has implemented an efficient bid management system where homes are screened and underwritten based on our established property acquisition parameters, including date of construction, number of bedrooms and bathrooms, underwritten valuation range and renovation costs. Through this disciplined approach to acquisitions, we estimate that in January 2013 AH LLC screened approximately 40,000 homes, underwrote approximately 35% of the homes screened and placed bids on approximately 8.5% of the homes underwritten. AH LLC ultimately acquired 1,217, or approximately 3.0%, of the homes screened.

AH LLC purchases properties through a variety of acquisition channels, including foreclosure auctions, broker sales (through MLS, REO sales and short sales) and portfolio (or bulk) sales. To date, foreclosure auctions and broker sales (primarily MLS and short sales) have presented the most attractive channels to access a significant supply of quality homes at attractive prices. AH LLC has developed an efficient process for bidding on large numbers of homes at auctions consistent with local and state laws, which has contributed to our significant pace of capital deployment. In addition, AH LLC has developed an extensive network of real estate brokers that facilitates a large volume of acquisitions through the retail sales process. Through February 28, 2013, we have acquired approximately 58.5% of our properties through foreclosure auctions and 41.5% through broker sales and other acquisition channels. AH LLC’s acquisition process remains flexible, and we expect its acquisition channel focus to shift as it strategically sources opportunities in this evolving market.

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Substantial Renovation Capabilities. AH LLC employs an in-house team of 180 employees to oversee the renovation process. This team focuses on ensuring each home meets our quality standards prior to leasing. Once a home is acquired, AH LLC promptly performs a comprehensive inspection followed immediately with a renovation capital expenditures plan. The renovation plan is designed to address any quality issues identified through the inspection and minimize future maintenance costs. We believe this process makes our properties more attractive to potential tenants and reduces lease-up time. We have found that a rapid response to renovating our homes improves our relationship with the local communities and HOAs, enhancing the “American Homes 4 Rent” brand recognition and loyalty. We estimate that AH LLC generally completes property renovations within six to ten weeks after a property is available for renovation. During the first quarter of 2013, 1,880 properties were renovated and became rent ready.

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Institutional quality management platform and systems. Our management platform and systems are fully integrated with AH LLC’s acquisition and renovation platform to ensure oversight and coordination of our key functions, including acquisitions, renovations, leasing, property management and accounting. We have developed an extensive property management infrastructure with modern systems and technology, dedicated personnel and local offices in certain of our target markets. Our property management operations maintain a disciplined focus on controlling costs, driving occupancy and maximizing rental rates through all phases of our properties’ lifecycles. Within in-house markets, property managers oversee or execute all property management functions, including property rehabilitation and renovation, marketing, tenant sourcing and leasing, rent collection and processing, tenant relations, property repairs and maintenance and accounts payable, including payment processing for property taxes and HOA dues. We currently provide in-house property management services in 18 of our largest target markets, representing approximately 75% of our portfolio, and expect to continue to internalize property management services in additional markets where we believe we can achieve sufficient scale. In addition, we expect to continue to benefit from our established finance, accounting and administration functions, which include legal, compliance, information technology and operational personnel.

The following table summarizes our leasing performance as of February 28, 2013.

Our Leasing Performance(1)

(As of February 28, 2013)

State	Total Properties	Properties Under Renovation(2)	Total Rent Ready and Leased Properties (3)	Total Rent Ready Properties as a Percentage of Total Properties(3)	Leased Properties	Occupancy(4)	Average Estimated Total Investment Per Rent Ready Property	Average Annual Scheduled Rent Per Leased Property(5)	Average Annual Scheduled Rent Per Leased Property as a Percentage of Average Estimated Investment Per Leased Property
Texas	861	620	241	28.0%	228	94.6%	$121,433
Florida	851	364	487	57.2%	403	82.8%	150,836
Arizona	704	248	456	64.8%	315	69.1%	129,531
Illinois(6)	583	454	129	22.1%	82	63.6%	131,096
Georgia(7)	559	237	322	57.6%	291	90.4%	132,954
Indiana	430	302	128	29.8%	64	50.0%	116,437
Ohio	425	287	138	32.5%	90	65.2%	132,049
North Carolina	409	304	105	25.7%	91	86.7%	135,060
Tennessee	351	142	209	59.5%	169	80.9%	192,334
Nevada	234	19	215	91.9%	201	93.5%	153,157
All Other(8)	599	404	195	32.6%	104	53.3%	198,813

Total / Average	6,006	3,381	2,625	43.7%	2,038	77.6%	$145,034

(1)	Excludes 5,423 properties owned by AH LLC and its other affiliates. See “—Outside Business Interests of AH LLC.”
(2)	Includes properties that are being renovated or are otherwise not ready to be occupied by our tenants because they are subject to legal or other waiting periods.
(3)	Rent ready properties include properties that are ready for rental to tenants.
(4)	Represents leased properties as a percentage of total rent ready and leased properties.
(5)	Average annual scheduled rent represents monthly contractual rent (defined as cash rent) under existing leases on an annualized basis. Does not include provision for payment of ongoing property expenses (such as insurance, taxes, HOA fees and maintenance) or an allocation of our general and administrative expense, all of which materially impact our results. Accordingly, it should not be interpreted as a measure of profitability, and its utility in evaluating our business is limited. Average annual scheduled rent per leased properties may not be indicative of average rents we may achieve on our vacant properties.
(6)	In Illinois, for properties purchased at judicial auctions, we do not obtain title until the purchase is ratified by the court, a process that varies depending on the jurisdiction, but which we estimate, on average, takes 90 days. As a result, although we paid the actual purchase price for all 583 of the Illinois properties reflected in the above table as owned by us, our receipt of title with respect to 38 of these properties remained subject to ratification by the court as of February 28, 2013.
(7)	In Georgia, for properties acquired at foreclosure auctions, we do not have access to properties until the expiration of a 30-day statutory rescission period.
(8)	Includes California, Colorado, Idaho, Oklahoma, Oregon, South Carolina, Utah, Washington and Wisconsin.

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Substantial alignment of interests of AH LLC and management with our shareholders. Upon completion of this offering, AH LLC will own approximately                     % of our Class A common shares on a fully diluted basis (or                     % if the underwriters exercise their option to purchase additional shares in full), and members of our executive team will collectively own approximately                     % of our Class A common shares on a fully diluted basis (or                     % if the underwriters exercise their option to purchase additional shares in full). In addition, in the Management Internalization, our operating partnership acquired our former manager and former property manager from AH LLC, and we became an internally managed REIT with an integrated operating platform, other than the acquisition and renovation services that AH LLC will continue to provide us. As a result, we believe that the economic interests of AH LLC and management are substantially aligned with those of our shareholders.

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Successful track record raising capital and strong balance sheet. We have a proven ability to raise significant amounts of debt and equity capital. Since November 2012, we have raised net proceeds of approximately $1.2 billion in connection with two private placements of Class A common shares. In addition, in March 2013, we entered into a two-year, $500 million senior secured revolving credit facility with Wells Fargo that is subject to extension in certain circumstances. Our credit facility has an accordion feature that allows us to increase the total amount of the facility from $500 million to $1 billion, subject to obtaining lender commitments and satisfying customary closing conditions. As of April 5, 2013, there were no borrowings outstanding under our credit facility.

Our Business and Growth Strategies

Our primary objective is to generate attractive risk-adjusted returns for our shareholders through dividends and capital appreciation. We believe we can achieve this objective by pursuing the following strategies:

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Secure early-mover advantage and position as a dominant owner/operator of single-family rental properties. Historically, the single-family home rental market has been extremely fragmented, comprised primarily of private and individual property investors in local markets. Until recently, there have been no large-scale, national market owners/operators due primarily to the challenge of efficiently scaling the acquisition and management of many individual homes. With an unprecedented opportunity to acquire a large number of homes at attractive prices, we intend to continue to leverage our expertise and experience in rapidly building an institutional-quality, professionally managed business. We believe that being one of the first in our industry to do so on a large scale will provide us the “early mover” advantage to continue aggregating a large, geographically diversified portfolio of high quality properties at prices that provide attractive potential yields and capital appreciation.

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Employ a robust and disciplined property acquisition process. We have exclusive access to AH LLC’s established acquisition and renovation platform to acquire high quality single-family homes. AH LLC has more than 120 full-time employees dedicated to identifying, evaluating, inspecting and acquiring homes. To date, AH LLC has primarily acquired properties at foreclosure auctions and through broker sales (primarily MLS and short sales). It also may source property acquisition opportunities through portfolio (or bulk) sales from government agencies, financial institutions and competitors. In addition, we may explore NPL portfolios as possible investments. We pay AH LLC a fee equal to 5% of the sum of the purchase price and initial renovation costs of each property that we acquire, and AH LLC pays all expenses related to acquisition and renovation personnel, including all internal and third-party costs related to the investigation of properties not acquired by us.

The following table summarizes AH LLC’s acquisitions by quarter through February 28, 2013.

Estimated Total Investment

(Through February 28, 2013)

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Assemble a geographically diversified portfolio. We will monitor and manage the diversification of our portfolio in order to reduce the risks associated with adverse developments affecting a particular market. We currently are focusing on acquiring single-family homes in selected sub-markets of MSAs within 19 states, including, Texas, Florida, Arizona, Illinois, Georgia, Indiana, Ohio, North Carolina, Tennessee and Nevada, with an emphasis on achieving critical mass within each target market. We continually evaluate potential new markets where we may make investments and establish operations as opportunities emerge. We select our markets based on steady population growth, strong rental demand and a high level of distressed sales of new homes that can be acquired below replacement cost, providing for attractive potential yields and capital appreciation. In addition, if we are unable to gain desired critical mass within a market to operate efficiently, we may pursue ways to exit those markets in a manner designed to maximize shareholder value.

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Efficiently manage and operate properties. Building on the experience of our executive team at Public Storage and our significant in-house property management capabilities, we strive to create a leading, comprehensive single-family home property management business. As was the case with the self-storage industry, we believe the key to efficiently managing a large number of relatively low-cost properties is to strike the appropriate balance between centralization and decentralization. We utilize local, in-house property management for our properties in all markets where we believe it is economical to do so. We believe that in-house property management enables us to optimize rental revenues, effectively manage expenses, realize significant economies of scale and maintain direct contact with our tenants. We currently provide property management services in 18 of our largest target markets, representing approximately 75% of our portfolio, and continually evaluate markets to determine when to internalize property management based on various factors, including the number of properties owned in a target market, pace of acquisitions and cost of third-party management. We expect the internally managed percentage of our portfolio to increase over the near term.

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Establish a nationally recognized brand. We are striving to establish “American Homes 4 Rent” as a nationally recognized brand because we believe that establishing a brand well-known for quality, value and tenant satisfaction will help attract and retain tenants and qualified employees, as well as support higher rental rates. Based on our executive team’s experience at Public Storage, we believe that creating brand awareness will facilitate the growth and success of our company. We have established a toll-free number and a website to provide a direct portal to reach potential tenants and to drive our brand presence. We believe our brand is gaining recognition within a number of our markets.

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Optimize capital structure. We may use leverage to increase our potential returns to our shareholders, but we will seek to maintain a conservative and flexible balance sheet. As our company grows, we may seek to access additional financing markets, including asset securitizations and issuances of preferred shares. Based in part on our executive team’s experience at Public Storage, we believe that preferred shares may provide an attractive source of permanent capital. We also may participate in investment vehicles with third-party investors as an alternative source of equity to grow our business. Our executive officers have substantial experience organizing and managing investment vehicles with third-party investors, including during their time at Public Storage.

Our Business Activities

Property Acquisition, Renovation, Leasing and Property Management

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Property Acquisition. We have exclusive access to AH LLC’s disciplined acquisition platform that is capable of deploying large amounts of capital across all acquisition channels and in multiple markets simultaneously. AH LLC’s acquisition team, led by Mr. Corrigan, our chief operating officer and chief investment officer, has approximately 100 employees to identify potential acquisitions and deploy capital. We are focused on acquiring homes with a number of key property characteristics, including: (i) construction after 1990; (ii) three or more bedrooms; (iii) two or more bathrooms; (iv) range of $70,000 estimated minimum valuation to $400,000 maximum bid price; and (v) estimated renovation costs not in excess of 25% of estimated value. We expect that certain homes we purchase will be outside these parameters, and we may revise these parameters from time to time. The acquisition process begins with an analysis of housing markets, where target markets are selected based on steady population growth, strong rental demand and a high level of distressed sales of newer homes that can be acquired below replacement cost, providing for attractive potential yields and potential capital appreciation. Our target markets currently include selected sub-markets of MSAs in 19 states, including Texas, Florida, Arizona, Illinois, Georgia, Indiana, Ohio, North Carolina, Tennessee and Nevada. Within AH LLC’s target markets, AH LLC’s system allows it to screen broadly and rapidly for potential acquisitions and is designed to identify highly targeted sub-markets at the neighborhood and street levels.

AH LLC purchases properties through a variety of acquisition channels, including foreclosure auctions, broker sales and portfolio (bulk) sales. To date, foreclosure auctions and broker sales (primarily MLS and short sales) have presented the most attractive channels to access a significant supply of quality homes at attractive prices. AH LLC has developed an efficient process for bidding on large number of homes at auctions consistent with local and state laws, which has contributed to our significant pace of capital deployment. Properties become available at auction when a person with a lien on the property forecloses on the lien. The property is then sold at auction, either by a court or trustee, in order to satisfy the debt owed to the lien holder. Auction processes vary significantly between jurisdictions driven by differences in state and local laws. While properties acquired at foreclosure auctions have a limited time frame for due diligence, AH LLC has developed a process that rigorously focuses on the material issues that we believe will affect potential yields before determining a maximum bid amount. Significant issues considered in underwriting homes going through the trustee sale process include an evaluation of our acquisition parameters, as well as the property’s location. This evaluation includes a drive-by inspection of the property. Potential eviction and renovation costs are estimated, as well as expected rents and expenses. The property is also researched for the existence of any senior liens. AH LLC’s local teams have experience in evaluating homes in foreclosure, conducting due diligence and bidding at auctions, which we believe positions AH LLC to bid effectively against other competitors. In addition, AH LLC underwrites acquisition candidates and has implemented an efficient bid management system and closing and transfer processes that we believe results in acquisitions at an attractive estimated total investment.

AH LLC has and will continue to source property acquisition opportunities through broker sales (including traditional MLS, REO sales and short sales) and portfolio (or bulk) sales from government agencies, financial institutions and competitors. In particular, AH LLC has developed an extensive network of real estate brokers that facilitate a large volume of acquisitions through broker sales. AH LLC has a team dedicated to identifying opportunities for homes sold in bulk by institutions or competitors. Acquisitions through these channels generally allow more time for underwriting to determine the expected rents, expenses and renovation costs, obtain title insurance and review local covenant conditions and restrictions.

Overall, our acquisition process remains flexible, and we expect AH LLC’s acquisition channel focus to shift as we strategically source opportunities in this evolving market.

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Property Renovation. AH LLC employs a team of approximately 180 employees to oversee the renovation process. This team focuses on maximizing the benefit of our investment in property renovation. Once a home is acquired, if it is not occupied, AH LLC promptly begins the renovation process, during which all aspects of each property are evaluated. Any resulting work is presented for bid to approved contractors in each of our markets. AH LLC has negotiated substantial quantity discounts in each of our markets for products that we regularly use during the renovation process, such as paint, window blinds, carpet and flooring. By establishing and enforcing best practices and quality consistency, we believe that AH LLC is able to reduce the costs of both materials and labor. We have found that a rapid response to renovating our homes improves our relationship with the local communities and HOAs, enhancing the “American Homes 4 Rent” brand recognition and loyalty. For homes that are occupied, property renovation is generally delayed. We estimate that AH LLC generally (1) completes property renovations within six to ten weeks after a property is available for renovation and (2) leases a property approximately 30 days after it is placed on the market, based on properties leased to date.

If a home that is acquired remains occupied, AH LLC typically postpones the renovation process. However, an assessment is usually immediately made of potential renovation work that must be addressed once the property can be accessed.

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Existing Occupant Transition. Upon acquisition, AH LLC must often interact with and replace existing occupants of the homes acquired, whether they are prior homeowners or existing tenants. AH LLC’s primary objective in this process is to quickly transition these occupants to tenants of ours, and, if that is not possible, to arrange for them to voluntarily vacate the home promptly. Occasionally, AH LLC may offer a modest incentive to existing occupants to vacate. Such a cost is viewed as appropriate in relation to value gained from accelerating AH LLC’s access to the home to begin renovation. As a last resort, the existing occupants will be evicted. AH LLC has attorneys on staff familiar with the laws of the locales of our properties to handle this process.

Existing occupants who are tenants sometimes have a bona fide lease under state and federal regulations that must be honored. In these instances, AH LLC will honor such leases, while continuing to work with the tenants to transition them to a lease under our form and rental structure at the conclusion of the existing lease. Renovations are typically not conducted in this instance.

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Property Management. We have developed an extensive in-house property management infrastructure, with modern systems, dedicated personnel and local offices in certain of our target markets. In these markets, property managers who are our employees will execute all property management functions. In the markets we do not have in-house property management, we will engage experienced local third-party property managers to provide these services. We continually evaluate our existing markets to determine when it is appropriate to establish in-house property management. This decision is based on many factors, including the number of properties in the market, the pace of property acquisitions and the cost of third-party property management. We are providing, or are in the process of establishing capabilities to provide, property management services in 18 of our largest target markets. We employ approximately 90 people at the property management level.

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Marketing and Leasing. We are responsible for establishing rental rates, marketing and leasing properties (including screening prospective tenants) and collecting and processing rent. We establish rental rates based on analysis by the local property management teams in each market. Factors considered in establishing the rental rates include a competitive analysis of rents, the size and age of the house, and many qualitative factors, such as neighborhood characteristics and access to quality schools, transportation and services.

We advertise the available properties through multiple channels, including our website, Craigslist, MLS, yard signs and local brokers. In some markets, we utilize a network of local real estate agents to show homes to prospective tenants. We believe that utilizing local agents will make the process more efficient and creates an additional marketing channel for properties under management.

Prospective tenants may submit an application through the website, Craigslist posting or in person. We evaluate prospective tenants in a standardized manner. Our application and evaluation process includes obtaining appropriate identification, a thorough evaluation of credit and income, a review of the applicant’s rental history, and a background check for criminal activity.

We collect the majority of rent electronically via Automated Clearing House transfer or direct debit to the tenant’s checking account via a secure “Tenant Portal” on our website. An auto-pay feature is offered to facilitate rent payment. Tenants’ charges and payment history are available to tenants online through the Tenant Portal. Tenants who do not pay rent by the late date (typically the third or fifth calendar day of the month) will receive notification and are assessed a late fee. Eviction is a last resort, and the eviction process is managed in compliance with local and state regulations. The eviction process will be documented through a property management system with all correspondence and documentation stored electronically.

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Tenant Relations and Property Maintenance. We are also responsible for property repairs and maintenance and tenant relations. We offer a 24/7 emergency line to handle after hours issues, and our tenants can contact us through our local property management office and through the convenient and secure “Tenant Portal” on our website. As part of our ongoing property management, we conduct routine repairs and maintenance as appropriate to maximize long-term rental income and cash flows from our portfolio. In addition, our local property managers are involved in periodic visits to our properties to help foster positive, long-term relationships with our tenants, to monitor the condition and use of our homes and to ensure compliance with homeowners’ association rules and regulations.

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Systems and Technology. As with Public Storage, effective systems and technology is an essential component of our process. We have made significant investments in our lease management system, accounting systems and our asset management systems. They have been designed to be scalable, as we anticipate our portfolio of homes to grow rapidly. Our website is fully integrated into the tenant accounting and leasing system. From the website, prospective tenants can browse homes available for rent, request additional information and apply to rent a specific home. Through the “Tenant Portal” existing tenants can set up automatic payments and initiate maintenance requests. The system is designed to handle the accounting requirements of residential property accounting, including accounting for security deposits and paying property-level expenses. The system also interfaces with the credit agency, Experian, expediting evaluations of prospective tenant rental applications.

We have worked with a search engine optimization firm to ensure we place high in search engine lists and will continue to monitor our placement on search engines. In addition, sponsored key words are generally purchased in selected markets as needed. We are developing a second generation website that will provide a user with better identification of available properties through maps, have the ability to attach documents (e.g., paycheck stubs) to rental applications and be accessible from mobile devices.

Our History and Capitalization

Since commencing operations in November 2012, we have engaged in the following major transactions to raise capital and acquire single-family properties to lease in accordance with our business strategy:

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Raised capital through private placements. We issued an aggregate of 82,079,648 of our Class A common shares, resulting in net proceeds of approximately $1.2 billion, in two private placements, an initial private placement of 35,360,898 of our Class A common shares at a price of $15.00 per share in November 2012 and a follow-on private placement of 46,718,750 of our Class A common shares at a price of $16.00 per share in March 2013. We used the net proceeds from both private placements to acquire and renovate single-family properties;

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Acquired single-family properties from AH LLC. Through contribution transactions in December 2012 and February 2013, we acquired an aggregate of 3,137 single-family properties located in 29 markets in 14 states from AH LLC, valued at approximately $541.7 million, in exchange for a total of 3,300,000 of our Class A common shares, 635,075 of our Class B common shares, 32,667 Class A units and 31,085,974 Series C units. As contemplated in our initial private placement, on December 31, 2012, AH LLC made an approximately $50.0 million investment in our company and our operating partnership through the contribution to us of 367 single-family properties (substantially all of which were not yet leased to tenants) valued at approximately $49.4 million, or AH LLC’s “cost,” and approximately $0.6 million in cash in exchange for 3,300,000 Class A common shares, 667 Class B common shares and 32,667 Class A units of our operating partnership, at $15.00 per share or unit. On February 28, 2013, pursuant to a contribution agreement with AH LLC, we acquired the AH LLC Portfolio of 2,770 properties for a maximum agreed upon value of approximately $491.7 million in exchange for 31,085,974 Series C units and 634,408 of our Class B common shares (in the ratio of one Class B common share for each 49 Series C units), in each case based on a price per unit or share of $15.50;

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Acquired AH LLC’s interest in and financing of a joint venture with Raymond James to own and operate residential homes. The first investment vehicle of the joint venture, RJ1, deployed $21 million raised from high net worth individual investors to purchase an aggregate of 177 properties in seven states. Under the terms of a contribution agreement entered into in December 2012, our operating partnership acquired AH LLC’s approximately one-third equity interest in RJ1 represented by a Class B membership interest in RJ LLC, which is the sole managing member of RJ1, and 20% of its promoted interest in exchange for 653,492 3.5% convertible perpetual preferred units, at a price per unit of $15.00, with an aggregate liquidation preference of $9.8 million. The 3.5% convertible perpetual preferred units are convertible, at any time after June 30, 2013, into Class A units, on a one for one basis. Following this acquisition, AH LLC made an $11 million loan to RJ1 on January 14, 2013 that bears interest at a rate of LIBOR plus 1.5%, adjusted monthly, and matures on January 13, 2014. Our operating partnership has guaranteed approximately $3.6 million of this loan. The loan proceeds were distributed to each of the members of RJ1 in accordance with RJ1’s limited liability company agreement. Our operating partnership, as the Class B member of RJ LLC, received approximately $3.4 million of the loan proceeds; and

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Entered into a $500 million senior secured revolving credit facility. In March 2013, we entered into a $500 million senior secured revolving credit facility with Wells Fargo. The amount that may be borrowed under our credit facility will generally be based on the borrowing base. In addition, our credit facility has an accordion feature that allows us to increase the total amount of our credit facility from $500 million up to $1 billion, subject to obtaining lender commitments and satisfying customary closing conditions. Borrowings under our credit facility are available for a period of two years following the closing, which period may be extended for an additional year, subject to the satisfaction of certain financial covenant tests. Our credit facility will mature one year after the expiration of such period. Our credit facility bears interest at 30 day LIBOR plus 2.75%. As of April 5, 2013, there were no outstanding borrowings under our credit facility.

Outside Business Interests of AH LLC

In July 2012, AH LLC entered into an investment vehicle with the Alaska Permanent Fund Corporation, or APFC, which we refer to as the “Alaska Joint Venture.” APFC contributed $600 million and AH LLC contributed an additional $150 million to the Alaska Joint Venture. AH LLC has a promoted interest in the Alaska Joint Venture in addition to owning 20% of its equity. The Alaska Joint Venture had investment priority over us in certain markets until all of its funds had been committed to the purchase of properties or, with respect to any particular market, it has reached its investment limit in that market. All of the Alaska Joint Venture’s funds are now invested or committed. As of February 28, 2013, the Alaska Joint Venture had 4,783 homes with an Estimated Total Investment of $673.4 million.

In addition to the Alaska Joint Venture, AH LLC has formed two investment vehicles with accredited investors identified by Raymond James, which we refer to as the RJ joint ventures, to own and operate residential homes as rental properties. The RJ joint ventures have raised a total of approximately $47 million from high net worth individual investors and own an aggregate of 391 homes in 12 markets. Our former property manager manages the homes in both the Alaska Joint Venture and the RJ joint ventures. Under the terms of a contribution agreement entered into in December 2012, our operating partnership acquired from AH LLC its one-third equity interest and 20% of the promoted interest in RJ1 in exchange for 653,492 3.5% convertible perpetual preferred units at a price per unit of $15.00. In connection with this transaction, AH LLC made an $11 million loan to RJ1 that will mature on January 13, 2014. Our operating partnership has guaranteed approximately $3.6 million of this loan. See “Certain Relationships and Related Party Transactions—Acquisition of AH LLC’s Interest in and Financing of RJ1.” AH LLC owns approximately one-third of the equity, and has a promoted interest, in the second RJ joint venture. We have no interest in the second RJ joint venture.

Management Internalization

Initially, we were externally managed and advised by our former manager, and the leasing, managing and advertising of our properties was overseen and directed by our former property manager. On                  , 2013, our operating partnership acquired our former manager and our former property manager on the terms described below.

Acquisition of Former Manager and Former Property Manager

Our operating partnership acquired our former manager and former property manager from AH LLC in exchange for OP units, and Class B common shares. All administrative, financial, property management, marketing and leasing personnel, including executive management (other than our chief operating officer and chief investment officer, Mr. Corrigan) became our employees and are fully dedicated to us. Acquisition and renovation personnel remained employees of AH LLC. Mr. Corrigan, whose primary responsibility is overall supervision of property acquisition and renovation activity, remained an employee of AH LLC and is paid directly by AH LLC. He will continue to focus his efforts on our acquisitions and renovations. Other than equity grants through the 2012 Incentive Plan no portion of Mr. Corrigan’s compensation is paid by us.

Amendment to Agreement on Investment Opportunities

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Exclusive Acquisition Vehicle. Upon completion of our initial private placement in November 2012, we entered into an agreement on investment opportunities with AH LLC under which we were AH LLC’s exclusive vehicle for acquiring single-family properties, subject to certain limited exceptions. However, AH LLC was permitted to render property management and investment advisory fee services for third parties. After the Management Internalization, we now render these services, and AH LLC is precluded from doing so.

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Future Investment Vehicles. Under the agreement on investment opportunities, AH LLC received 80% of the promoted interests in respect of outside capital invested in any investment vehicles formed after our initial private placement and before November 21, 2015 throughout the terms of those vehicles. Under an amendment to this agreement, AH LLC has foregone any right to receive any promoted interests in any investment vehicles formed after completion of this offering. AH LLC retains its share of any promoted interests in investment vehicles formed before completion of this offering unless those interests are transferred to us.

AH LLC Option to Purchase Shares

Under the terms of a subscription agreement, AH LLC had an option to purchase $50 million of our Class A common shares at an exercise price of $15.00 per share exercisable not later than November 21, 2015 or the completion of this offering, whichever is earlier. In connection with the Management Internalization, this option has been amended to provide for our issuance of net shares to AH LLC representing the excess of the price in this offering over $15.00 per share, or                      shares (based on an assumed offering price of $                     per share, based on the midpoint of the price range set forth on the front cover of this prospectus). Following this issuance of Class A common shares, this option will expire.

Registration Rights Agreement

Under the terms of a registration rights agreement, we have agreed to use our commercially reasonable efforts to file one or more resale registration statements for AH LLC covering the Class A common shares issued to AH LLC and the Class A common shares issuable upon redemption of any Class A units held by AH LLC at the time of filing of such resale registration statements. We are obligated to file any such resale registration statements with respect to the Class A common shares currently owned by AH LLC at the later of November 21, 2013 or six months after this offering and, with respect to any Class A common shares issuable upon redemption of Class A units, upon the first anniversary of the issuance of any such Class A units. The aggregate number of Class A common shares that AH LLC will be permitted to include in the resale shelf registration statements will be limited to                      Class A common shares.

Risk Management

We face various forms of risk in our business ranging from broad economic, housing market and interest rate risks, to more specific factors, such as credit risk related to our tenants, re-leasing of properties and competition for properties. We believe that the systems and processes developed by our experienced executive team since commencing our operations in November 2012 will allow us to monitor, manage and ultimately navigate these risks.

Insurance

AH LLC established a comprehensive general liability and property insurance program that covers all properties owned by AH LLC and its affiliates, including us. A component of our property and liability insurance is provided by affiliates of AH LLC, AH InsuRe Corporation and KS InsuRe Corporation, captive insurance companies organized under the laws of the state of Hawaii and administered by an affiliate of Arthur J. Gallagher & Co. We believe that the terms of any insurance provided by affiliates of AH LLC will be equal or lesser in cost than comparable coverage currently available in the market from third parties. AH LLC’s insurance program has been designed to provide reduced premiums for property and liability insurance to us. AH InsuRe Corporation currently charges an annual premium per property that was determined in consultation with a third-party risk management consultant. We also maintain corporate level insurance coverage related to our business, including crime and fidelity, property management errors and omissions, trustees and officers errors and omissions, employment practice liability and workers’ compensation. We believe the policy specifications and insured limits under our insurance program are appropriate and adequate for our business and properties given the relative risk of loss, the cost of the coverage and industry practice. However, AH LLC’s insurance coverage is subject to substantial deductibles and carveouts, and we will be self-insured up to the amount of such deductibles and carveouts. See “Risk Factors—Risks Related to Our Business—We are self-insured against many potential losses, and uninsured or underinsured losses relating to properties may adversely affect our financial condition, operating results, cash flows and ability to make distributions on our Class A common shares.”

Competition

We face competition from different sources in each of our two primary activities: acquiring properties and renting our properties. We believe our primary competitors in acquiring our target properties through individual acquisitions are individual investors, small private investment partnerships looking for one-off acquisitions of investment properties that can either be rented or restored and sold, and larger investors, including private equity funds and other REITs, that are seeking to capitalize on the same market opportunity that we have identified. Our primary competitors in acquiring portfolios are private equity investors, other REITs and sizeable institutional investors. These same competitors may also compete with us for tenants. Competition may increase the prices for properties that we would like to purchase, reduce the amount of rent we may charge at our properties, reduce the occupancy of our portfolio and adversely impact our ability to achieve attractive yields. However, we believe that our acquisition platform, our extensive in-house property management infrastructure and market knowledge in markets that meet our selection criteria provide us with competitive advantages.

Regulation

General

Our properties are subject to various covenants, laws and ordinances, and certain of our properties are also subject to the rules of the various HOAs where such properties are located. We believe that we are in material compliance with such covenants, laws, ordinances and rules, and we also require that our tenants agree to comply with such covenants, laws, ordinances and rules in their leases with us.

Fair Housing Act

The Fair Housing Act, or FHA, its state law counterparts and the regulations promulgated by HUD and various state agencies, prohibit discrimination in housing on the basis of race or color, national origin, religion, sex, familial status (including children under the age of 18 living with parents or legal custodians, pregnant women and people securing custody of children under the age of 18), handicap or, in some states, financial capability. We believe that our properties are in substantial compliance with the FHA and other regulations.

Environmental Matters

As a current or prior owner of real estate, we are subject to various federal, state and local environmental laws, regulations and ordinances, and we could be liable to third parties as a result of environmental contamination or noncompliance at our properties, even if we no longer own such properties. See “Risk Factors—Risks Related Our Business—Contingent or unknown liabilities could adversely affect our financial condition, cash flows and operating results.”

REIT Qualification

We intend to qualify and will elect to be taxed as a REIT, commencing with our first taxable year ended December 31, 2012. Our qualification as a REIT, and maintenance of such qualification, will depend upon our ability to meet, on a continuing basis, various complex requirements under the Code relating to, among other things, the sources of our gross income, the composition and values of our assets, our distributions to our shareholders and the concentration of ownership of our equity shares. We believe that, commencing with our initial taxable year ended December 31, 2012, we are organized in conformity with the requirements for qualification and taxation as a REIT.

As a REIT, we generally will not be subject to U.S. federal income tax on our REIT taxable income that we currently distribute to our shareholders, but taxable income generated by any taxable REIT subsidiary that we may form or acquire will be subject to federal, state and local income tax. Under the Code, REITs are subject to numerous organizational and operational requirements, including a requirement that they distribute annually at least 90% of their REIT taxable income to their shareholders. If we fail to qualify as a REIT in any taxable year and do not qualify for certain statutory relief provisions, our income would be subject to U.S. federal income tax, and we would likely be precluded from qualifying for treatment as a REIT until the fifth calendar year following the year in which we fail to qualify. Even if we qualify as a REIT, we may still be subject to certain U.S. federal, state and local taxes on our income and assets and to U.S. federal income and excise taxes on our undistributed income.

Investment Company Act of 1940

We intend to conduct our operations so that neither we nor any of our subsidiaries are required to register as an investment company under the Investment Company Act of 1940, as amended, or the 1940 Act.

Legal Proceedings

We are not involved in any material litigation nor, to our knowledge, is any material litigation threatened against us.

Employees

We have approximately 120 employees. We do not expect any of our employees to be covered by a collective bargaining agreement.

MANAGEMENT

Our Trustees and Executive Officers

Our board of trustees consists of eight members. Of these eight trustees, five, constituting a majority, are considered “independent” within the meaning of the listing standards of the NYSE.

The following table sets forth certain information concerning our trustees and executive officers.

Name	Age	Position
B. Wayne Hughes	79	Non-Executive Chairman
David P. Singelyn	51	Chief Executive Officer and Trustee
John Corrigan (1)	52	Chief Operating Officer, Chief Investment Officer and Trustee
Peter J. Nelson	55	Chief Financial Officer
David Goldberg	63	Executive Vice President
Sara H. Vogt-Lowell	37	Chief Legal Officer
Vincent Chan	42	Chief Accounting Officer
Dann V. Angeloff (2)	77	Independent Trustee
Matthew J. Hart (3)(4)	60	Independent Trustee
James H. Kropp (2)(3)	64	Independent Trustee
Lynn Swann (2)(4)	61	Independent Trustee
Kenneth Woolley (3)(4)	66	Independent Trustee

(1)	Mr. Corrigan is an employee of AH LLC and is paid by AH LLC. Despite certain other responsibilities to us, no portion of Mr. Corrigan’s compensation is paid by us, other than equity grants under our 2012 Incentive Plan.
(2)	Member of Nominating and Corporate Governance Committee.
(3)	Member of Audit Committee.
(4)	Member of Compensation Committee.

Trustees

B. Wayne Hughes—Non-Executive Chairman. Mr. Hughes has served as our Non-Executive Chairman since October 2012. In June 2011, Mr. Hughes co-founded AH LLC, a private company formed to capitalize on the dislocation in the single-family home market and an affiliate of our company. In 1972, Mr. Hughes founded Public Storage (NYSE: PSA), one of the nation’s largest REITs, where he served as a Trustee from 1980 to 2012 and retired as Chief Executive Officer in November 2002. In 2006, Mr. Hughes founded ACE, a real estate management company with 62 retail and office properties across California and Hawaii. Mr. Hughes earned a B.A. in Business from the University of Southern California and is qualified to serve as a Trustee due to his more than 40 years of real estate, financial and operational expertise, including the organization of Public Storage in 1972 and its management until 2002.

David P. Singelyn—Chief Executive Officer and Trustee. Mr. Singelyn has served as a Trustee and our Chief Executive Officer since October 2012. Mr. Singelyn co-founded AH LLC with Mr. Hughes in June 2011 and served as the Chief Executive Officer of our former manager until the Management Internalization. Since 2003, Mr. Singelyn has acted as the Chairman and President of Public Storage Canada, a real estate company previously listed on the Toronto Stock Exchange, where he built a management team that restructured the operations of the company, including building an operations team and installing accounting and operating computer systems. In 2010, Mr. Singelyn facilitated the restructuring of the ownership entity that was traded on the Toronto stock exchange resulting in the company “going private.” In 2005, Mr. Singelyn, along with Mr. Hughes, founded ACE, and he now serves as a co-manager of ACE where his responsibilities include overall responsibility for the company’s operations. Mr. Singelyn served as the Treasurer for Public Storage, from 1989 through 2003, where he was responsible for equity capital raising, debt issuances, corporate cash management and financial management for many of Public Storage’s subsidiary operations. During his tenure, and with his direct involvement, Public Storage raised funds through the public and institutional marketplaces, including from a number of state pensions. Mr. Singelyn started his career at Arthur Young and Company (now a part of Ernst & Young LLP) and also served as Controller of Winchell’s Donut Houses where he was responsible for all accounting functions. Mr. Singelyn earned a B.S. in Accounting and a B.S. in Computer Information Systems from California Polytechnic University—Pomona and is qualified to serve as a Trustee due to his extensive real estate, financial and operational experience with private and public companies.

John “Jack” Corrigan—Chief Operating Officer, Chief Investment Officer and Trustee. Mr. Corrigan has served as a Trustee and our Chief Operating Officer and Chief Investment Officer since October 2012. Since November 2011, Mr. Corrigan has been the Chief Operating Officer and Chief Investment Officer of our former manager. From 2006 to 2011, Mr. Corrigan was the Chief Executive Officer of A & H Property and Investments, a full service leasing and property management company in Los Angeles County with a portfolio of residential, retail, industrial and office properties where he was responsible for acquisitions, dispositions, development, financing and management operations. Mr. Corrigan served as Chief Financial Officer of PS Business Parks Inc. (NYSE: PSB), a publicly-traded REIT specializing in office and industrial properties throughout the United States, from 1998 to 2004. Prior to his tenure at PS Business Parks, Mr. Corrigan was a partner in the accounting firm of LaRue, Corrigan & McCormick where he was responsible for the audit and consulting practice of that firm. Mr. Corrigan started his career at Arthur Young and Company (now a part of Ernst & Young LLP) and also served as Vice President and Controller of Storage Equities, Inc. (a predecessor entity to Public Storage). Mr. Corrigan earned a B.S. in Accounting from Loyola Marymount University. He is a Certified Public Accountant licensed in the state of California and a California-licensed real estate broker. Mr. Corrigan is qualified to serve as a Trustee due to his extensive real estate, financial and operational experience with public and private companies.

Dann V. Angeloff—Trustee. Mr. Angeloff has served as a Trustee since November 2012. Mr. Angeloff founded The Angeloff Company, a corporate financial advisory firm advising top management of small and mid-sized companies in the areas of capital sourcing, merger-acquisition and other financial services and has served as its President since 1976. He is and has been active in the capital markets as an investment banker and corporate financial advisor for over 50 years and has been responsible for over 80 financial transactions with a major emphasis in initial public offerings. He currently serves on the board of Electronic Recyclers International, Inc. Within the last five years, Mr. Angeloff has served on the following boards: Bjurman, Barry Fund, Inc., Nicholas-Applegate Growth Equity Fund, Public Storage and SoftBrands, Inc. Mr. Angeloff received a B.S. in Finance and an M.B.A. in Finance from the University of Southern California. Mr. Angeloff is qualified to serve as a Trustee due to his investment banking background and knowledge of capital markets and his public company board experience. In addition, he is one of the founders of the National Association of Corporate Directors, or NACD, and former Chairman and President and currently chairman emeritus of the Southern California NACD Chapter and brings his extensive knowledge of corporate governance practices to our board of trustees and to our Nominating and Corporate Governance Committee, which he chairs.

Matthew J. Hart—Trustee. Mr. Hart has served as a Trustee since November 2012. Mr. Hart served as President and Chief Operating Officer of Hilton Hotels Corporation, or Hilton, a global hospitality company, from May 2004 until the buyout of Hilton by the Blackstone Group in October 2007. He also served as Executive Vice President and Chief Financial Officer of Hilton from 1996 to 2004. Prior to joining Hilton, Mr. Hart served as the Senior Vice President and Treasurer of the Walt Disney Company (NYSE: DIS), Executive Vice President and Chief Financial Officer for Host Marriott Corp., Senior Vice President and Treasurer for Marriott Corporation and Vice President, Corporate Lending, for Bankers Trust Company. Mr. Hart currently serves on the board of directors of US Airways Group, Inc. (NYSE: LCC), Air Lease Corporation (NYSE: AL) and Great American Group, Inc. Mr. Hart received a B.A. in Economics and Sociology from Vanderbilt University and an M.B.A. in Finance and Marketing from Columbia University. Mr. Hart is qualified to serve as a Trustee due to his financial expertise, risk management experience, extensive experience as a senior operating and finance executive in developing strategies for large public companies, his mergers and acquisitions experience, and his service as a public company director.

James H. Kropp—Trustee. Mr. Kropp has served as a Trustee since November 2012. Since 2009, Mr. Kropp has been the Chief Investment Officer of SLKW Investments LLC, a family investment office and the successor to i3 Funds LLC. Since 2011, he has been a Manager of Microproperties LLC, an investor and asset manager of net leased restaurant properties. From 2009 until its sale in February 2012, he served as Interim CFO of TaxEase LLC, a tax lien finance company. Mr. Kropp was Senior VP of Investments for Gazit Group USA, Inc., a real estate investor, from 2006 to December 2008. Since 1998, Mr. Kropp has served as a director of PS Business Parks Inc., and is the Chair of its Compensation Committee and a member of its Nominating/Corporate Governance Committee. Since its founding in 2011, he has been a director of Corporate Capital Trust, a registered investment company, and Chair of its Audit Committee and a member of its Nominating/Corporate Governance Committee. He was a director of Trustreet Properties Inc. and its predecessor, US Restaurant Properties Inc., from 2002 through February 2007 and served as Chairman of its Audit Committee and Compensation Committee and was a member of the Nominating and Corporate Governance Committees during his tenure. From May 2007 until its sale in February 2010, Mr. Kropp was a Trustee as well as Chairman of the Audit Committee and a member of the Governance and Independent Trustee Committees of The CNL Funds, a registered investment company. Mr. Kropp earned a B.B.A. in Finance from St. Francis College. He completed the CPA preparation program at New York University and was licensed as a CPA while at Arthur Young and Company (now a part of Ernst & Young LLP). Mr. Kropp is qualified to serve as a Trustee due to his knowledge of investment banking and capital markets, specializing in real estate securities, his extensive experience with real estate businesses, including other REITs, and his experience as a member of several public company boards.

Lynn Swann—Trustee. Mr. Swann has served as a Trustee since November 2012. Mr. Swan has been the President of Swann, Inc., a marketing and consulting company, since 1976 and the Managing Director of the LS Group which is a third party capital fundraising firm, since 2011. Since 1979 Mr. Swann has been the National Spokesman for Big Brothers Big Sisters of America, served on their National Board from the mid-1980’s to 2011 and was Chairman of the Board from 1993 to 1995. Mr. Swann also played 18 seasons in the National Football League (NFL) for the Pittsburgh Steelers, was selected to three Pro Bowls, won four Super Bowls, and was inducted into the Pro Football Hall of Fame in 2001. After his NFL career, Mr. Swann engaged in television sports broadcasting for ABC Sports. Mr. Swann is a board member of H.J. Heinz Co. (NYSE: HNZ), Caesar’s Entertainment Corp. (NASDAQ:CZR) and Hershey Entertainment and Resorts. Mr. Swann earned a B.A. in Public Relations from the University of Southern California and is qualified to serve as a Trustee due to his media and public relations experience, consumer awareness skills, diverse business and political background and management-level decision-making experience.

Kenneth M. Woolley—Trustee. Mr. Woolley has served as a Trustee since November 2012. He is the founder of Extra Space Storage, Inc. (NYSE: EXR), or Extra Space, a self-storage REIT, and he currently serves as its Executive Chairman. He served as Chairman and Chief Executive Officer from its inception in 2004 through March 2009 and was formerly Chief Executive Officer of Extra Space’s predecessor. From 1994 to 2002, he was an active participant on Storage USA’s Advisory Board. From 1983 to 1989 he acted as a preferred developer for Public Storage, Inc. Mr. Woolley has also developed over 9,000 apartment units in 32 projects and acquired over 15,000 apartment units in the past 25 years and is the founder of several companies in the retail, electronics, food manufacturing, airline and natural resources industries. Mr. Woolley received a B.A. in Physics from Brigham Young University and an M.B.A. and Ph.D. in Business Administration from Stanford University, Graduate School of Business. Mr. Woolley is qualified to serve as a Trustee due to his extensive experience with public companies, including his executive experience with Extra Space, and experience with multi-family properties.

Executive Officers

Set forth below is biographical information for each of our executive officers, other than Mr. Singelyn and Mr. Corrigan who also serve on our board of trustees and whose biographical information is set forth above

Peter J. Nelson—Chief Financial Officer. Mr. Nelson has served as our Chief Financial Officer since October 2012. Mr. Nelson held the same position with our former manager from September 2012 until the Management Internalization. From 2004 to 2012, Mr. Nelson was the managing partner of Morecambe Partners, LLC, an advisory and consultancy firm focused on early stage companies, workout situations and real estate businesses and transactions. During his tenure at Morecambe Partners, Mr. Nelson structured and invested in several commercial real estate transactions, including the acquisition, re-repositioning and disposition of industrial properties. From 1997 until 2004, Mr. Nelson served in several executive positions with Alexandria Real Estate Equities, Inc. (NYSE: ARE), or ARE, including Chief Financial Officer, Senior Vice President—Operations and Treasurer. ARE is a REIT with a portfolio primarily consisting of office properties that provide research laboratories for scientific organizations. Mr. Nelson was responsible for debt and equity capital raising activities for ARE. Mr. Nelson was involved in ARE’s property acquisition and growth strategies throughout United States, and his responsibilities included overseeing ARE’s risk management activities and all accounting and financial reporting functions, including the supervision of audits. From 1995 until 1997, Mr. Nelson served as Chief Financial Officer of Lennar Partners, Inc., now known as LNR Property Corporation, formerly a subsidiary of Lennar Corporation (NYSE: LEN), where he oversaw all financial and operational aspects of the company’s investment in and operation of commercial properties. Mr. Nelson graduated from California State University, Northridge with a B.S. in Accounting. He is an inactive Certified Public Accountant in the state of California.

David Goldberg—Executive Vice President. Mr. Goldberg has served as our Executive Vice President since October 2012. Mr. Goldberg held the same position with our former manager from 2011 until the Management Internalization. Since 2006, Mr. Goldberg has been a co-manager of ACE, and since 2006 he has served as a legal consultant and senior counsel for Public Storage. From 1991 until 2005, Mr. Goldberg held various legal positions with Public Storage, including Senior Vice President and General Counsel. In such capacity, Mr. Goldberg was responsible for all Public Storage securities, real estate and property management activities and was involved in capital raising, real estate acquisition, corporate reorganization and property management transactions. From 1974 until

1991, Mr. Goldberg was an associate in the law firm of Agnew, Miller & Carlson, a partner with the law firm of Sachs & Phelps and a partner with the law firm of Hufstedler, Miller, Carlson & Beardsley. Mr. Goldberg earned an A.B. in History and Social Studies from Boston University and a Juris Doctor from the University of California, Berkeley (Boalt School of Law) and is a member of the California State Bar.

Sara H. Vogt-Lowell—Chief Legal Officer. Ms. Vogt-Lowell has served as our Chief Legal Officer since October 2012. As Chief Legal Officer she coordinates legal matters and real estate transactions, guides the defense of our company against prospective and pending claims and lawsuits and monitors applicable legal, regulatory and compliance developments. From 2011 until the Management Internalization, Ms. Vogt-Lowell held the same position with our former manager. Since March 2006, she has served as General Counsel for Malibu Management, Public Storage Canada and ACE where her responsibilities include managing, directing and providing guidance over all legal affairs, preparing, negotiating and reviewing real estate acquisition contracts, leases, financing instruments and other legal instruments, overseeing all real estate transactions, corporate governance matters and litigation, monitoring legal, regulatory and compliance developments, and anticipating, assessing and mitigating legal risks for each company. Ms. Vogt-Lowell began her legal career at the law firm of Latham & Watkins LLP in 2002 as a member of the finance department where she specialized in real estate transactions. There, she represented a variety of clients, including lenders, residential and commercial developers, landlords, tenants, buyers, sellers and owners of commercial, industrial, residential and other real estate projects, with specific experience in multi-site, multi-state property portfolios. Ms. Vogt-Lowell earned a B.A. in Political Science from the University of California, Los Angeles and a Juris Doctor from the University of California, Berkeley (Boalt School of Law). Ms. Vogt-Lowell is a member of the California State Bar and is an active member of the Business Law and Real Property Law sections.

Vincent Chan—Chief Accounting Officer. Mr. Chan has served as our Chief Accounting Officer since October 2012. From 2011 until the Management Internalization, Mr. Chan held the same position with our former manager. Since 2010, Mr. Chan has served as the President of KS InsuRe Corporation and AH InsuRe Corporation, captive insurance companies affiliated with our former manager, where he is responsible for forming these entities to manage the various risk components of our company, our former manager and its affiliated entities. Mr. Chan has served as the Chief Financial Officer of ACE and Public Storage Canada since 2004. At ACE and Public Storage Canada, Mr. Chan has responsibility for accounting, finance, treasury, insurance, investor relations and management information systems. From 1998 to 2002, Mr. Chan served as the corporate Controller of PS Business Parks Inc., where he oversaw accounting and reporting matters with the SEC. Prior to his employment with PS Business Parks Inc., Mr. Chan was a senior auditor of Ernst & Young LLP, where he earned his California Certified Public Accountant license. Mr. Chan earned a B.S. in Business Administration from California State University of Northridge with an emphasis in accounting.

Other Key Employees

Set forth below is biographical information for each of our other key employees.

Raymond Huning—Senior Vice President and Director of Tax. Mr. Huning has served as our Senior Vice President and Director of Tax since the completion of the Management Internalization. From 2011 until the Management Internalization, Mr. Huning held the same position with our former manager. Mr. Huning currently serves as Director of Taxes for ACE and Public Storage Canada and has held these positions since 2004. In these positions he is responsible for providing oversight, guidance, and direction regarding all aspects of the income, business, sales, and property tax requirements. Mr. Huning worked at Kenneth Leventhal & Company from 1987 until its merger with Ernst & Young LLP in 1995. From 1995 to 2003, Mr. Huning worked at Ernst & Young as a Senior Tax Manager. He specialized in US and foreign real estate income taxes and was responsible for income tax filings for a variety of clients, including investment funds with multi-state and foreign real estate holdings, residential and commercial developers, and owners of commercial, industrial, residential and other real estate projects. Mr. Huning earned a B.A. degree in Economics from University of California, Los Angeles. He is an inactive Certified Public Accountant in the state of California.

Bryan Smith—Senior Vice President of Property Management. Mr. Smith has served as Senior Vice President of Property Management since the completion of the Management Internalization, and is responsible for establishing property management operations nationwide, with an initial focus of hiring and training property management teams and establishing public-facing leasing offices across the country. From 2011 to 2012, Mr. Smith was the Senior Vice President of Acquisitions for our former manager and he was the Senior Vice President of Property Management for our former manager from 2012 until the Management Internalization. From 2009 to 2011, Mr. Smith was a Partner at Tax Review Group , a property tax consulting firm that focuses on reducing the tax liabilities of large residential, commercial, hospitality and land properties located in the western United States, where his responsibilities included business development and operational management of the firm’s property tax appeal practice. Prior to joining the Tax Review Group, he was a Partner and Chief Financial Officer at the Watermark Group, a California-based residential and commercial real estate development firm, from 2006 to 2009. His responsibilities included strategic planning, fundraising, and financial reporting and management. Mr. Smith earned a B.A. in Business Economics from the University of California, Los Angeles and an M.B.A. from the UCLA Anderson School of Management. He is a licensed real estate broker and a Certified Public Accountant in the state of California.

Don Wing—Senior Vice President of Construction. Mr. Wing has served as Senior Vice President of Construction since the completion of the Management Internalization. He is responsible for the development and execution of our renovation and maintenance programs. From 2011 until the Management Internalization, Mr. Wing held the same position with our former manager. From 2009 to 2011, Mr. Wing was the President of Arriba Realty, LLC, a residential real estate company focused on purchasing, rehabilitating and disposing distressed properties where his responsibilities included oversight and management of all day-to-day operations, including analyzing and selecting assets to purchase, determining level of rehabilitation to be performed, overseeing the management of each asset under Arriba Realty’s control. From 1989 to 2010, Mr. Wing served as a member of the United States Air Force where he served as a Survival Evasion, Resistance, and Escape Specialist. Mr. Wing served three tours of duty in Afghanistan and Iraq where he was awarded multiple accommodations and medals. Mr. Wing earned a B.S. Degree in Liberal Studies from Excelsior College and is a licensed real estate agent in the state of Nevada.

Tom Hallock—Senior Vice President of Acquisitions. Mr. Hallock has served as a Senior Vice President of Acquisitions since the completion of the Management Internalization. Mr. Hallock is responsible for integrating new markets into our operations, managing the acquisitions of homes through trustee and MLS sales in Arizona, California and Nevada, and identifying alternative acquisition channels. From 2011 until the Management Internalization, Mr. Hallock held the same position with our former manager. From 2009 to 2011, Mr. Hallock served as the Chief Operating Officer of Granite-Excell Management, a consulting firm providing workout and risk management oversight for the FDIC. During his tenure with Granite-Excell Management, Mr. Hallock directed administration and disbursement management of a $1 billion construction advance facility to complete over 18,000 units in hundreds of high-risk assets. From 1997 until 2008, Mr. Hallock served as the senior vice president of Construction Lending Executive, and was responsible for the development and oversight of single-family and commercial construction portfolios in excess of $5 billion. Mr. Hallock earned a B.S. in Business Administration from the Marshall School of Business at the University of Southern California and an M.B.A. from Cal Lutheran University.

Zack Johnson—Vice President of Acquisitions. Mr. Johnson has served as a Vice President of Acquisitions since the completion of the Management Internalization. Mr. Johnson is responsible for executing our growth strategy by identifying and underwriting new residential real estate markets, establishing key relationships with local real estate professionals and executing our acquisition strategy through the retail (MLS) and auction channels in the Southeastern, Mountain and Northwestern regions of the United States. From 2012 until the Management Internalization, Mr. Johnson held the same position with our former manager. From 2011 to 2012, Mr. Johnson was the Acquisitions Manager at ATEL Properties, a wholly owned subsidiary of ATEL Capital Group, or ATEL, a multinational asset management company based in San Francisco. While at ATEL, Mr. Johnson acquired and managed real estate valued in excess of $100 million. From 2010 to 2011, he was an Acquisition Associate with Waypoint Homes, or Waypoint, formerly Wiel Brien, a California based residential real estate investment company where he underwrote and acquired single-family properties in the San Francisco East Bay and Northern California Central Valley markets. Prior to joining Waypoint, Mr. Johnson was a co-founder and managing partner of NSP investments, a single-family real estate investment company that specialized in acquiring, rehabbing and selling homes in the Northern California Central Valley from 2009 to 2010. From 2006 to 2008, Mr. Johnson worked at CB Richard Ellis, where he worked in the Valuation and Advisory department appraising commercial properties. Mr. Johnson earned a B.S. in Business Administration from San Francisco State and is a licensed real estate agent and real estate appraiser in the state of California.

Carrie Leonard—Vice President of Asset Management. Ms. Leonard has served as Vice President of Asset Management since the completion of the Management Internalization. Ms. Leonard is responsible for overseeing corporate operations for our Asset Management division. From 2011 until the Management Internalization, Ms. Leonard served in the same position with our former manager. From 2008 to 2011, Ms. Leonard served as a member of the property management division of ACE where she was responsible for tenant relations and maintenance of asset management files, including tenant communications, vendor files and accounts payable/accounts receivable records. Prior to joining ACE, Ms. Leonard managed a sizeable portfolio of second mortgages for Oakmont Mortgage. For the past 10 years, Ms. Leonard has contributed her talents and experiences as an executive operations professional managing ministry programs for a 2,500-member church and currently serves on the Ministry Board for Providence Southern California Health Services. Ms. Leonard earned a B.A. in Psychology and Economics from the University of California, Los Angeles and is pursuing a Master’s degree in global leadership from Fuller Theological Seminary.

Board of Trustees

The number of members on our board of trustees will be determined from time-to-time by resolution of the existing members of the board. Our board of trustees currently consists of eight persons. Our trustees are nominated each year by the Nominating and Corporate Governance Committee of our Board of Trustees.

Upon completion of this offering, we will become subject to the rules of the NYSE. Generally, these rules require a number of trustees serving on our board to meet standards of independence. Our board of trustees has determined that the trustees listed above as “Independent Trustee” meet the independence standards of the NYSE. Our independent trustees meet regularly in executive sessions without members of management present.

Our board of trustees believes its members collectively have the experience, qualifications, attributes and skills to effectively oversee the management of our company, including a high degree of personal and professional integrity, an ability to exercise sound business judgment on a broad range of issues, sufficient experience and background to have an appreciation of the issues facing our company, a willingness to devote the necessary time to board duties, a commitment to representing the best interests of our company and a dedication to enhancing shareholder value.

Committees of the Board of Trustees

Our board has established three committees: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. Each of these committees consists of three members, each of whom meets the independence standards of the NYSE. Matters put to a vote by any one of our three independent committees of our board of trustees must be approved by a majority of the trustees on the committee who are present at a meeting, in person or as otherwise permitted by our bylaws, at which there is a quorum or by the unanimous written consent of the trustees serving on the committee. Additionally, our board of trustees may from time to time establish other committees to facilitate the board’s oversight of management of the business and affairs of our company.

Audit Committee. The Audit Committee is composed of Messrs. Hart, Kropp and Woolley, and Mr. Kropp currently serves as its chairman. Our board has affirmatively determined that each of the Audit Committee members meets the definition of “independent trustee” for purposes of the NYSE rules and the independence requirements of Rule 10A-3 of the Exchange Act. Our board has also determined that each member of our Audit Committee qualifies as an “audit committee financial expert” under SEC rules and regulations. The Audit Committee’s principal functions consist of overseeing:

•	review of all related party transactions in accordance with our related party transactions policy;

•	our accounting and financial reporting processes;

•	the integrity of our consolidated financial statements and financial reporting process;

•	our systems of disclosure controls and procedures and internal control over financial reporting;

•	our compliance with financial, legal and regulatory requirements;

•	the evaluation of the qualifications, independence and performance of our independent registered public accounting firm;

•	the performance of our internal audit functions; and

•	our overall risk exposure and management.

Compensation Committee. The Compensation Committee is composed of Messrs. Woolley, Hart and Swann, and Mr. Woolley currently serves as its chairman. The Compensation Committee’s principal functions consist of supporting the board of trustees in fulfilling its oversight responsibilities relating to the following:

•	assisting the board of trustees in developing and evaluating potential candidates for executive officer positions and overseeing the development of executive succession plans;

•	annually reviewing and approving our compensation arrangements for our trustees and senior management; and

•	administering the 2012 Incentive Plan.

Nominating and Governance Committee. The Nominating and Governance Committee is composed of Messrs. Angeloff, Kropp and Swann, and Mr. Angeloff currently serves as its chairman. The Nominating and Governance Committee’s principal functions consists of:

•	identifying individuals qualified to become members of our board of trustees and ensuring that our board of trustees has the requisite expertise;

•	developing, and recommending to the board of trustees for its approval, qualifications for trustee candidates and periodically reviewing these qualifications with the board of trustees;

•	reviewing the committee structure of the board of trustees and recommending trustees to serve as members or chairs of each committee of the board of trustees;

•	reviewing and recommending committee slates annually and recommending additional committee members to fill vacancies as needed;

•

developing and recommending to the board of trustees a set of corporate governance guidelines applicable to us and, at least annually, reviewing such guidelines and recommending changes to the board of trustees for approval as necessary;

•	overseeing the annual self-evaluations of the board of trustees and management; and

•	overseeing our board of trustees’ compliance with the code of business conduct and ethics.

Code of Business Conduct and Ethics

Our board of trustees has adopted a code of business conduct and ethics that applies to our officers, trustees and employees. Among other matters, our code of business conduct and ethics is designed to deter wrongdoing and to promote the following:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	full, fair, accurate, timely and understandable disclosure in our SEC reports and other public communications;

•	compliance with applicable governmental laws, rules and regulations;

•	prompt internal reporting of violations of the code to appropriate persons identified in the code; and

•	accountability for adherence to the code of business conduct and ethics.

Any waiver of the code of business conduct and ethics for our executive officers, trustees or any employees may be made only by our Nominating and Corporate Governance Committee and will be promptly disclosed as required by law or stock exchange regulations.

Limitations on Liabilities and Indemnification of Trustees and Officers

For information concerning limitations of liability and indemnification applicable to our trustees, executive officers and, in certain circumstances, employees, see “Material Provisions of Maryland Law and of Our Declaration of Trust and Bylaws,” and “Certain Relationships and Related Party Transactions.”

Compensation Committee Interlocks and Insider Participation

None of our executive officers serve as a member of our Compensation Committee or other committee serving an equivalent function of any other entity that has one or more of its executive officers serving as a member of our board of trustees or compensation committee.

Trustee Compensation

Our board of trustees has established a compensation program for our independent trustees. Pursuant to this compensation program, we pay the following fees to each of our independent trustees:

•	an annual cash retainer of $75,000;

•	an additional annual cash retainer of $10,000 to the chair of our Audit Committee;

•	an additional annual cash retainer of $7,500 to the chair of our Compensation Committee; and

•	an additional annual cash retainer of $7,500 to the chair of our Nominating and Corporate Governance Committee.

Upon completion of our initial private placement in November 2012, we also made an initial grant to each independent trustee of options to purchase 10,000 of our Class A common shares pursuant to our 2012 Incentive Plan. The options have an exercise price of $15.00 and vest ratably over a period of four years from the date of the grant. We also reimburse our independent trustees for reasonable out-of-pocket expenses incurred in connection with the performance of their duties as trustees, including without limitation, travel expenses in connection with their attendance in-person at board and committee meetings. Trustees who are employees do not receive any compensation for their services as trustees.

In addition, in April 2013, we awarded each of the members of the special committee of our board of trustees, which is comprised of our independent trustees, 6,500 Class A common shares with an aggregate grant date fair value of approximately $112,000 pursuant to the 2012 Incentive Plan.

Trustee Compensation Table

The following table presents information relating to the total compensation of our five independent trustees for the fiscal year ended December 31, 2012.

Name	Fees Earned or Paid in Cash ($)	Share Awards ($)	Option Awards(1)(2)(3) ($)	Total ($)
Dann V. Angeloff	20,625	—	42,400	63,025
Matthew J. Hart	18,750	—	42,400	61,150
James H. Kropp	21,250	—	42,400	63,650
Lynn Swann	18,750	—	42,400	61,150
Kenneth Woolley	20,625	—	42,400	63,025

(1)	The amounts in the “Option Awards” column reflect the grant date fair value of share options granted to our trustees pursuant to the 2012 Incentive Plan utilizing the methodology described in Note 7 to our consolidated financial statements.
(2)	The grant date fair value for share options granted in fiscal year 2012 was $4.24 per share.
(3)	During 2012, each of Messrs. Angeloff, Hart, Kropp, Swann and Woolley were awarded 10,000 share options, and at December 31, 2012, the aggregate number of outstanding unvested share options awards was 50,000.

Executive Compensation

Compensation Discussion and Analysis

We believe that the primary goal of executive compensation is to align the interests of our executive officers with those of our shareholders in a way that allows us to attract and retain the best executive talent. The Compensation Committee of our board of trustees oversees executive compensation. We expect the Compensation Committee to adopt compensation policies with respect to, among other things, setting base salaries, awarding bonuses or making future grants of equity awards to our executive officers. We anticipate that our Compensation Committee will design a compensation program that rewards, among other things, favorable shareholder returns, share appreciation, our company's competitive position within our segment of the real estate industry and each executive officer's long-term career contributions to our company. We expect that compensation incentives designed to further these goals will take the form of annual cash compensation and equity awards, and long-term cash and equity incentives measured by performance targets to be established by our Compensation Committee. In addition, our Compensation Committee may decide to make awards to new executive officers in order to attract talented professionals to serve us. We will pay base salaries and annual bonuses and have made and expect to continue to make equity grants under the 2012 Incentive Plan to our executive officers. Our “named executive officers” during 2013 are expected to be: David P. Singelyn, our Chief Executive Officer and a trustee; John Corrigan, our Chief Operating Officer, Chief Investment Officer and a trustee; Peter J. Nelson, our Chief Financial Officer; David Goldberg, our Executive Vice President; and Sara Vogt-Lowell, our Chief Legal Officer. This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following completion of this offering may differ materially from the currently planned programs summarized in this discussion.

Elements of Executive Officer Compensation

The following is a summary of the elements of and amounts expected to be paid under our compensation plans for fiscal year 2013 to our executive officers. Because we were only recently formed and were previously externally managed, meaningful and historical individual compensation information is not available for prior periods.

Annual Base Salary

Base salaries will be designed to compensate our executive officers at a fixed level of compensation that serves as a retention tool throughout the executive's career. In determining base salaries, we expect that our Compensation Committee will consider each executive officer's role and responsibilities, unique skills, future potential with our company, salary levels for similar positions in our core markets and internal pay equity.

Annual Cash Bonus

Annual cash bonuses will be designed to incentivize our executive officers at a variable level of compensation based on the performance of both our company and such individual. In connection with our annual cash bonus program, we expect that our Compensation Committee will determine annual performance criteria that are flexible and that change with the needs of our business. Our annual cash bonus plan will be designed to reward the achievement of specific, pre-established financial and operational objectives.

Equity Awards

We will provide equity awards pursuant to our 2012 Incentive Plan. Equity awards will be designed to focus our executive officers on and reward them for their continued service and enhancing shareholder value. In determining equity awards, we anticipate that our Compensation Committee will take into account our company's overall financial performance. The awards expected to be made under the 2012 Incentive Plan in 2013 will be granted to recognize such individuals' efforts on our behalf in connection with this offering, and to provide a retention element to their compensation. The amounts, timing and vesting schedules for these equity awards have not been determined.

Termination of Employment

Each of our named executive officers serves at the pleasure of our board of trustees. We have not entered into employment agreements with any of our named executive officers. Participants in our 2012 Incentive Plan, including our named executive officers, are entitled to accelerated vesting of their outstanding equity awards if (1) the awards are not assumed or continued in connection with a change in control or (2) the awards are assumed or continued and the participant’s employment is terminated without cause within two years following the consummation of the change in control, and the participant will be able to exercise the awards, if applicable, for a period of one year immediately following such termination.

Retirement Savings Opportunities

All full-time employees will be able to participate in a 401(k) Retirement Savings Plan, or 401(k) plan. We intend to provide this plan to help our employees save some amount of their cash compensation for retirement in a tax efficient manner. Under the 401(k) plan, employees will be eligible to defer a portion of their salary, and we, at our discretion, may make a matching contribution and/or a profit-sharing contribution commencing six months after they begin their employment.

Health and Welfare Benefits

We intend to provide to all full-time employees a competitive benefits package, which is expected to include health and welfare benefits, such as medical, dental, short—and long-term disability insurance, and life insurance benefits.

2013 Summary Compensation Table

The following table sets forth, on an annualized basis, the annual base salary and other compensation expected to be payable to each of our named executive officers for the fiscal year ended December 31, 2013.

Name and Principal Position	Year	Salary ($)	Target Bonus ($)(1)	Share Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)

David P. Singelyn	2013
Chief Executive Officer

John Corrigan	2013
Chief Operating Officer and Chief Investment Officer

Peter J. Nelson	2013
Chief Financial Officer

David Goldberg	2013
Executive Vice President

Sara Vogt-Lowell	2013
Chief Legal Officer

(1)	Bonuses for 2013 will be awarded by our Compensation Committee after the end of the 2013 fiscal year based on a combination of individual and corporate performance.

Summary Compensation Table

The following table sets forth information for the fiscal year ended December 31, 2012 regarding compensation awarded to or earned by our named executive officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Share Awards ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
David P. Singelyn	2012	—	—	—	106,000	—	—	106,000
Chief Executive Officer
John Corrigan	2012	—	—	—	106,000	—	—	106,000
Chief Operating Officer and Chief Investment Officer
Peter J. Nelson	2012	—	—	—	424,000	—	—	424,000
Chief Financial Officer
David Goldberg	2012	—	—	—	212,000	—	—	212,000
Executive Vice President
Sara Vogt-Lowell	2012	—	—	—	212,000	—	—	212,000
Chief Legal Officer

(1)	The amounts in the “Option Awards” column reflect the grant date fair value of share options granted to our executive officers in November 2012, which was $4.24 per share, pursuant to the 2012 Incentive Plan utilizing the methodology described in Note 7 to our consolidated financial statements.

Outstanding Equity Awards at Fiscal Year Ended December 31, 2012

The following table sets forth information for each named executive officer with respect to the outstanding unvested equity awards as of fiscal year-end 2012:

	Number of Securities Underlying Unexercised Options(1)	Number of Securities Underlying Unexercised Options	Option Exercise Price ($)	Option Expiration Date
Name and Principal Position	(#) Exercisable	(#) Unexercisable
David P. Singelyn	0	25,000	15.00	November 20, 2022
Chief Executive Officer
John Corrigan	0	25,000	15.00	November 20, 2022
Chief Operating Officer and Chief Investment Officer
Peter J. Nelson	0	100,000	15.00	November 20, 2022
Chief Financial Officer
David Goldberg	0	50,000	15.00	November 20, 2022
Executive Vice President
Sara Vogt-Lowell	0	50,000	15.00	November 20, 2022
Chief Legal Officer

(1)	Option awards vest ratably over a period of four years from the date of grant (November 20, 2012). As of December 31, 2012, no portion of the options was exercisable.

2012 Incentive Plan

Prior to completion of our initial private placement in November 2012, our board of trustees adopted and our shareholders approved the 2012 Incentive Plan pursuant to which awards may be provided to certain employees, trustees and consultants providing services us and our affiliates. Prior to completion of this offering, our board of trustees will have adopted an amendment and restatement of the 2012 Incentive Plan. We have granted an aggregate of (1) 280,000 options to purchase our Class A common shares to our executive team and (2) 50,000 options to purchase our Class A common shares to our independent trustees under the 2012 Incentive Plan that vest ratably over a period of four years from the date of grant. In addition, 830,000 of our Class A common shares are available for issuance in the future under the 2012 Incentive Plan.

Equity Compensation Plan Information Table

The following table presents information relating to our Class A common shares remaining available for future issuance under our 2012 Incentive Plan for the fiscal year ended December 31, 2012.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders(1)	670,000	15.00	830,00
Equity compensation plans not approved by security holders	—	—	—
Total	670,000	15.00	830,00

(1)	Represents our 2012 Incentive Plan.

Key Features of 2012 Incentive Plan

As described below, the terms of the 2012 Incentive Plan, though generally broad, include certain restrictions that may be significant to shareholders:

•	Share option and share appreciation rights may be awarded only at an exercise price at least equal to fair market value on the grant date;

•	Share options and share appreciation rights may not have a maximum term in excess of ten years;

•	Following the completion of this offering, repricing of share options or share appreciation rights or cancellation of any such awards for consideration will require prior shareholder approval; and

•	Reload or “evergreen” share replenishment features are not authorized.

Summary of Material Provisions of 2012 Incentive Plan

Unless the context requires otherwise, references to the “Company” in the following summary refer solely to American Homes 4 Rent and not to its subsidiaries. The material terms of the 2012 Incentive Plan are summarized below.

Purpose. The 2012 Incentive Plan is intended to (1) provide participants in the 2012 Incentive Plan with an incentive to contribute to the Company’s success and to manage the Company’s business in a manner that will provide for the Company’s long-term growth and profitability to benefit its shareholders and other important stakeholders and (2) provide a means of obtaining, rewarding and retaining key personnel.

Eligible Participants. Awards may be granted under the 2012 Incentive Plan to trustees, employees or consultants of the Company or our affiliates.

Effective Date. The Company’s board of trustees initially adopted the 2012 Incentive Plan on November 19, 2012, and our shareholders approved the 2012 Incentive Plan on November 19, 2012. Prior to completion of this offering, our board of trustees will have adopted an amendment and restatement of the 2012 Incentive Plan.

Term. The 2012 Incentive Plan will terminate automatically ten years after its effective date, unless it is earlier terminated by the board of trustees.

Administration. The 2012 Incentive Plan generally will be administered by the Compensation Committee.

The Compensation Committee may delegate to a designated officer the power and authority to grant awards to non-executive employees.

The board of trustees will retain the authority under the 2012 Incentive Plan to exercise any or all of the powers and authorities related to the administration and implementation of the 2012 Incentive Plan.

Except where the authority to act on such matters is specifically reserved to the board of trustees under the 2012 Incentive Plan or applicable law, the Compensation Committee will have full power and authority to interpret and construe all provisions of the 2012 Incentive Plan, any award or any award agreement, and to make all related determinations, including the power and authority to:

•	designate grantees of awards;

•	determine the type or types of awards to be made to a grantee;

•	determine the number of Class A common shares subject to an award;

•	establish the terms and conditions of each award;

•	prescribe the form of each award agreement; and

•	subject to limitations in the 2012 Incentive Plan, amend, modify or supplement the terms of any outstanding award.

Amendment and Termination. The board of trustees will be authorized to amend, suspend or terminate the 2012 Incentive Plan as to any of the Company’s Class A common shares as to which awards have not been made. Any amendment to the 2012 Incentive Plan, however, will be subject to receipt of the approval of the Company’s shareholders if shareholder approval of the amendment is required by any law or regulation or to the extent determined by the board of trustees. Without the consent of the affected grantee of an outstanding award, no amendment, suspension or termination of the 2012 Incentive Plan may impair the rights or obligations under that award.

Awards. The following type of awards may be made under the 2012 Incentive Plan, subject to the limitations set forth in the plan:

•	share options, which may be either incentive share options or non-qualified share options;

•	restricted shares;

•	restricted share units (and deferred share units);

•	performance shares or other performance-based awards;

•	dividend equivalent rights;

•	share appreciation rights, or SARs;

•	unrestricted shares;

•	other equity-based awards;

•	a unit of limited partnership interest in our operating partnership that is intended to constitute a “profits interest” within the meaning of the Code, or LTIP units; and

•	cash incentive awards.

An incentive share option is an option that meets the requirements of Section 422 of the Code, and a non-qualified share option is an option that does not meet those requirements. Restricted shares are awards of Class A common shares that impose vesting restrictions that subject the shares to a substantial risk of forfeiture, as defined in Section 83 of the Code. Restricted share units (or deferred share units) are awards that represent a conditional right to receive Class A common shares in the future and that may be made subject to the same types of restrictions and risk of forfeiture as restricted shares. Performance-based awards are awards of options, restricted shares, restricted share units (and deferred share units), SARs, or other equity awards or cash made subject to the achievement of one or more pre-established performance goals over a performance period established by the Compensation Committee. An award of performance shares is a performance-based award representing a right or interest denominated or payable in shares, valued by reference to shares, or otherwise based on or related to shares that is made subject to the achievement of one or more pre-established performance goals over a performance period of up to ten years. Dividend equivalent rights are awards entitling the grantee to receive cash, shares, other awards under the 2012 Incentive Plan or other property equal in value to dividends or other periodic payments paid or made with respect to a specified number of shares. A SAR is a right to receive upon exercise, in the form of Class A common shares, cash or a combination of Class A common shares and cash, the excess of the fair market value of one Class A common share on the exercise date over the strike price of the SAR. Unrestricted shares are awards of Class A common shares that are free of restrictions other than those imposed under federal or state securities laws. An other equity-based award is an award representing a right or other interest that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Class A common shares, other than a share option, restricted shares, restricted share units (or deferred share units), performance share award, dividend equivalent right, a SAR or unrestricted shares.

The 2012 Incentive Plan provides that each award will be evidenced by an award agreement, which may specify terms and conditions of the award that differ from the terms and conditions that would apply under the 2012 Incentive Plan in the absence of the different terms and conditions in the award agreement.

Awards under the 2012 Incentive Plan may be granted alone or in addition to, in tandem with, or in substitution or exchange for any other award under the 2012 Incentive Plan, other awards under another compensatory plan of the Company or any of its affiliates (or any business entity that has been a party to a transaction to the Company or any of the Company’s affiliates), or other rights to payment from the Company or any of its affiliates. Awards granted in addition to or in tandem with other awards may be granted either at the same time or at different times.

The Compensation Committee may permit or require the deferral of any payment pursuant to any award into a deferred compensation arrangement, which may include provisions for the payment or crediting of interest or dividend equivalent rights, in accordance with rules and procedures established by the Compensation Committee. Awards under the 2012 Incentive Plan generally will be granted for no consideration other than past services by the grantee of the award or, if provided for in the award agreement or in a separate agreement, the grantee’s promise to perform future services to the Company or one of its subsidiaries or other affiliates.

Clawback; Forfeiture. Awards granted under the 2012 Incentive Plan will be subject to mandatory repayment by the grantee to the Company to the extent the grantee of the award is, or in the future becomes, subject to any Company “clawback” or recoupment policy that is adopted to comply with the requirements of any applicable law, rule or otherwise, or any rule that imposes mandatory recoupment.

In addition, the Compensation Committee may reserve the right in an award agreement to cause a forfeiture of the gain realized by a grantee with respect to an award on account of actions taken by, or failed to be taken by, such grantee in violation or breach of, or in conflict with, any employment agreement, non-competition agreement, agreement prohibiting solicitation of employees or clients of the Company or any affiliate, confidentiality obligation with respect to the Company or any affiliate, Company policy or procedure, other agreement or any other obligation of the grantee to the Company or any affiliate, to the extent specified in such award agreement. The Compensation Committee may annul an outstanding award if the grantee thereof is an employee and is terminated for “cause” as defined in the 2012 Incentive Plan or the applicable award agreement or for “cause” as defined in any other agreement between the Company or such affiliate and such grantee, as applicable.

Shares Available for Issuance. Subject to the adjustments described below, the maximum number of the Company’s Class A common shares that are available for issuance under the 2012 Incentive Plan is equal to 1.5 million shares.

The foregoing number of shares available for issuance under the 2012 Incentive Plan will be increased by the number of shares subject to (1) awards previously granted under a compensatory plan by another business entity and assumed by the Company in connection with a merger, reorganization, separation or other transaction which involves the other business entity and to which section 424(a) of the Code applies, and (2) awards under the 2012 Incentive Plan granted in substitution for such assumed awards. Further, subject to any applicable listing rules, shares available for issuance under a shareholder-approved plan of a business entity that is a party to one of the foregoing types of transactions (adjusted as necessary to reflect the transaction) may be used for awards under the 2012 Incentive Plan and will not reduce the number of shares otherwise available for issuance under the 2012 Incentive Plan.

Shares subject to an award granted under the 2012 Incentive Plan will be counted against the maximum number of the Company’s Class A common shares available for issuance under the plan as one share for every one common share subject to the award.

Shares subject to an award granted under the 2012 Incentive Plan will again become available for issuance under the 2012 Incentive Plan if the award terminates by expiration, forfeiture, cancellation, or otherwise without the issuance of such shares (except as set forth below). Shares tendered or withheld or subject to an award other than an option or SAR surrendered in connection with the purchase of Class A common shares or deducted or delivered from payment of an award other than an option or SAR in connection with the Company’s tax withholding obligations will again become available for issuance under the 2012 Incentive Plan.

The number of shares available for issuance under the 2012 Incentive Plan will not be increased by the number of shares:

•	tendered or withheld or subject to an award surrendered in connection with the purchase of shares upon exercise of an option;

•	deducted or delivered from payment of an award of an option or SAR in connection with the Company’s tax withholding obligations; or

•	purchased by the Company with proceeds from option exercises.

The 2012 Incentive Plan contains limitations on the number of shares available for issuance with respect to specified types of awards. During any time when the Company has a class of equity securities registered under Section 12 of the Exchange Act:

•

the maximum number of Class A common shares subject to share options or SARs that may be granted under the 2012 Incentive Plan in a calendar year to any person eligible for an award will be 750,000 shares;

•

the maximum number of Class A common shares that may be granted under the 2012 Incentive Plan, other than pursuant to share options or SARs, in a calendar year to any person eligible for an award will be 750,000 shares; and

•

the maximum amount that may be paid under the 2012 Incentive Plan as a cash-settled performance-based award for a performance period of 12 months or less to any person eligible for an award will be $5 million and the maximum amount that may be paid under the 2012 Incentive Plan as a cash-settled performance award for a performance period of greater than 12 months to any person eligible for an award will be $7.5 million.

The maximum number of shares available for issuance pursuant to incentive share options granted under the 2012 Incentive Plan will be the same as the number of shares available for issuance under the 2012 Incentive Plan.

The number and kinds of shares for which awards may be made under the 2012 Incentive Plan, including the share limits described above, will be adjusted proportionately and accordingly by the Compensation Committee if the number of the outstanding Class A common shares of the Company is increased or decreased or the Company’s Class A common shares are changed into or exchanged for a different number of shares or kind of equity shares or other securities of the Company on account of any recapitalization, reclassification, share split, reverse share split, spin-off, combination of shares, exchange of shares, share dividend or other distribution payable in equity shares, or other increase or decrease in the Company’s Class A common shares effected without receipt of consideration by the Company.

Class A common shares to be issued under the 2012 Incentive Plan will be authorized and unissued shares or, to the extent permitted under applicable laws, treasury shares or issued shares that have been reacquired by the Company.

Fair Market Value Determination. If the Company’s Class A common shares are listed on the NYSE, fair market value will be determined by reference to the closing price of the Class A common shares on the applicable date as reported on the NYSE. If there is no reported closing price on such date, fair market value will be the closing price of the Class A common shares on the next preceding date on which any sale of shares has been reported on the NYSE.

If the Company’s Class A common shares are not listed on the NYSE but are listed on another established national or regional stock exchange or traded on another established securities market, fair market value will similarly be determined by reference to the closing price of the Class A common shares on the applicable date as reported on such stock exchange or established securities market.

If the Company’s Class A common shares are not listed on an established national or regional stock exchange or traded on another established securities market, the Compensation Committee will determine the fair market value of the Class A common shares by the reasonable application of a reasonable valuation method in a manner consistent with section 409A of the Code.

Repricings. During any time when the Company has a class of equity securities registered under Section 12 of the Exchange Act, except in connection with a corporate transaction involving the Company (including any share dividend, distribution (whether in the form of cash, shares, other securities or other property), share split, extraordinary cash dividend, recapitalization, change in control, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of shares or other securities or similar transaction), the Company may not, without obtaining shareholder approval, (1) amend the terms of outstanding options or SARs to reduce the exercise price or strike price of such outstanding options or SARs, (2) cancel outstanding options or SARs in exchange for options or SARs with an exercise price or strike price that is less than the exercise price or strike price of the original options or SARs, (3) cancel outstanding options or SARs with an exercise price or strike price above the current share price in exchange for cash or other securities or (4) take any other action that is treated as a repricing under GAAP.

During any time when the Company does not have a class of equity securities registered under Section 12 of the Exchange Act, the Company may, with the consent of any adversely affected grantee of an award, (1) amend the terms of outstanding options or SARs to reduce the exercise price or strike price of such outstanding options or SARs, (2) cancel outstanding options or SARs in exchange for options or SARs with an exercise price or strike price that is less than the exercise price or strike price of the original options or SARs, (3) cancel outstanding options or SARs with an exercise price or strike price above the current share price in exchange for cash or other securities or (4) take any other action that is treated as a repricing under GAAP.

Share Options. An option granted under the 2012 Incentive Plan will be exercisable only to the extent that it is vested. Each option will become vested and exercisable at such times and under such conditions as the Compensation Committee may approve consistent with the terms of the 2012 Incentive Plan. In general, options granted under the 2012 Incentive Plan will vest at a rate of 25% per year over a period of four years beginning on the grant date of the option, subject to the grantee’s continued service with the company through each vesting date. No option may be exercisable more than ten years after the option grant date. The Compensation Committee may include in the option agreement provisions specifying the period during which an option may be exercised following termination of the grantee’s service.

The exercise price per share under each option granted under the 2012 Incentive Plan may not be less than 100%, or 110% in the case of an incentive share option granted to a Ten Percent Shareholder (as defined in the 2012 Incentive Plan), of the fair market value of the Class A common shares on the option grant date, except in the case of an option granted upon assumption of, or in substitution for, outstanding awards previously granted under a compensatory plan by a business entity acquired or to be acquired by the Company or an affiliate or with which the Company or an affiliate has combined or will combine.

The aggregate fair market value of the Class A common shares determined on the option grant date with respect to which incentive share options are exercisable for the first time during any calendar year may not exceed $100,000.

Payment of the exercise price for shares purchased pursuant to the exercise of an option may be made cash or in cash equivalents acceptable to the Company or in such forms as are approved by the Compensation Committee. These forms may include, in the Compensation Committee’s discretion, the Company’s Class A common shares, through a broker-assisted cashless exercise or in any other form that is of consideration that is consistent with applicable law, including by withholding Class A common shares that would otherwise vest.

Awards of share options will be nontransferable, except for transfers by will or the laws of descent and distribution. The Compensation Committee may authorize a transfer in the applicable award agreement, “not for value,” of all or part of a non-qualified share option to a Family Member (as defined in the 2012 Incentive Plan) of the grantee.

Share Appreciation Rights. SARs may be granted in conjunction with all or a part of any option or other award granted under the 2012 Incentive Plan, or without regard to any option or other award. The Compensation Committee will determine at the SAR grant date or thereafter the time or times at which and the circumstances under which a SAR may be exercised in whole or in part, the time or times at which and the circumstances under which a SAR will cease to be exercisable, the method of exercise, the method of settlement, the form of consideration payable in settlement, the method by which shares will be delivered or deemed delivered to grantees, and any other terms or conditions of any SAR.

Exercisability of SARs may be subject to future service requirements, to the achievement of one or more of the performance measures described above or to such other terms and conditions as the Compensation Committee may impose.

Upon exercise of a SAR, the grantee will be entitled to receive, in the specified form of consideration, the excess of the fair market value of one Class A common share on the exercise date over the exercise price of the SAR, as determined by the Compensation Committee. The exercise price of a SAR may not be less than the fair market value of a Class A common share on the grant date.

Awards of SARs will be nontransferable, except for transfers by will or the laws of descent and distribution. The Compensation Committee may authorize a transfer in the applicable award agreement, “not for value,” of a SAR to a Family Member (as defined in the 2012 Incentive Plan) of the grantee.

Restricted Shares, Restricted Share Units and Deferred Share Units. Subject to the provisions of the 2012 Incentive Plan, the Compensation Committee will determine the terms and conditions of each award of restricted shares, restricted share units and deferred share units, including the restricted period for all or a portion of the award, the restrictions applicable to the award and the purchase price, if any, for the Class A common shares subject to the award. A grantee of restricted shares will have all the rights of a shareholder, including the right to vote the shares and receive dividends, except to the extent limited by the Compensation Committee. Grantees of restricted share units and deferred share units will have no voting or dividend rights or other rights associated with share ownership, although the Compensation Committee may award dividend equivalent rights on such units.

The Compensation Committee may subject dividends and dividend equivalent rights paid on time-vested awards of restricted shares, restricted share units and deferred share units to such forfeiture and repayment obligations if the underlying awards are forfeited before they vest. Grantees will not vest in dividends paid on performance-based awards of restricted shares or in dividend equivalent rights paid on performance-based awards of restricted share units or deferred share units, and will be required to forfeit and repay to the Company such dividends and dividend equivalent rights if the performance goals for the underlying awards are not achieved or such awards otherwise do not vest.

Awards of restricted shares, restricted share units and deferred share units may vest solely by the passage of time and/or pursuant to the achievement of performance goals.

The restrictions and the restricted period may differ with respect to each grantee of an award and with respect to each award. An award will be subject to forfeiture if events specified by the Compensation Committee occur before the lapse of the restrictions.

Awards of restricted shares, restricted share units and deferred share units will be nontransferable during the restricted period or before satisfaction of any other restrictions applicable to the awards.

Dividend Equivalent Rights. The Compensation Committee will be authorized to grant rights to dividend equivalents to a participant in connection with an award under the 2012 Incentive Plan, or without regard to any other award. Dividend equivalent rights will entitle the participant to receive cash, shares, other awards under the 2012 Incentive Plan or other property equal in value to dividends paid, or other periodic payments made, with respect to a specified number of Class A common shares. Dividend equivalent rights may not be granted in connection with, or related to, an award of a share option or SAR. The terms and conditions of awards of dividend equivalent rights will be specified in the applicable award agreement.

Dividend equivalents credited to the grantee of a dividend equivalent right may be paid currently (with or without being subject to forfeiture or a repayment obligation) or may be deemed to be reinvested in additional shares, which may thereafter accrue additional dividend equivalent rights (with or without being subject to forfeiture or a repayment obligation). Any such reinvestment will be at the fair market value of the shares on the reinvestment date. Dividend equivalent rights may be settled in cash, shares, or a combination thereof, in a single installment or in multiple installments, as determined by the Compensation Committee.

A dividend equivalent right granted as a component of another award may provide that the dividend equivalent right will be settled upon exercise, settlement, or payment of, or lapse of restrictions on, the other award, and that the dividend equivalent right will expire or be forfeited or annulled under the same conditions as the other award. A dividend equivalent right granted as a component of another award also may contain terms and conditions that are different from the terms and conditions of the other award. A dividend equivalent right granted as a component of another award also may contain terms and conditions that are different from the terms and conditions of the other award, except that dividend equivalent rights credited pursuant to a dividend equivalent right granted as a component of another award that vests or is earned based upon the achievement of performance goals may not vest unless the performance goals for the underlying award are achieved and the underlying award vests.

Performance Shares and Other Performance-Based Awards. The Compensation Committee may award performance shares, cash incentives and other performance-based awards in such amounts and upon such terms as the Compensation Committee may determine. Each grant of a performance-based award will have an initial cash value or an actual or target number of Class A common shares that is established by the Compensation Committee at the time of grant. The Compensation Committee may set performance goals in its discretion which, depending on the extent to which they are met, will determine the value and number of performance shares or other performance-based awards that will be paid out to a grantee. The performance goals generally will be based on one or more of the performance measures described below. The Compensation Committee will establish the performance periods for performance-based awards. Performance-based awards are payable in cash or Class A common shares, or a combination thereof, as determined by the Compensation Committee.

The 2012 Incentive Plan identifies some conditions that may warrant revision or alteration of performance goals after they are established by the Compensation Committee. Such conditions may include the following:

•	asset write-downs;

•	litigation or claims, judgments or settlements;

•	the effect of changes in tax laws, accounting principles or other laws or provisions affecting reported results;

•	any reorganization or restructuring events or programs;

•	extraordinary, non-core, non-operating or non-recurring items;

•	acquisitions or divestitures; and

•	foreign exchange gains and losses.

Performance Measures. The 2012 Incentive Plan is designed to permit the Compensation Committee to grant awards to covered executive officers that will constitute qualified performance-based compensation, including awards that comply with the exemption for performance-based compensation under section 162(m) of the Code for a publicly traded company if certain additional requirements are satisfied.

Section 162(m) generally provides that no federal income tax business expense deduction is allowed for annual compensation in excess of $1 million paid by a publicly traded corporation to its principal executive officer or any of the three other most highly compensated officers (excluding the principal financial officer), as determined in accordance with the applicable rules under the Exchange Act. Under the Code, however, there is no limitation on the deductibility of compensation paid to such officers, who are referred to as “covered executive officers,” that represents qualified performance-based compensation as determined under the Code. To constitute qualified performance-based compensation, the compensation paid by the Company to its covered executive officers must be paid solely on account of the achievement of one or more objective performance goals established in writing by the Compensation Committee while the achievement of such goals is substantially uncertain. Performance goals may be based on one or more performance measures consisting of business criteria that apply to the covered executive officer, a business unit, or the Company, a subsidiary or other affiliate on an individual or a consolidated basis, but need not be based on an increase or positive result under the business criteria selected. The Compensation Committee is prohibited from increasing the amount of compensation payable if a performance goal is met, but may reduce or eliminate compensation even if the performance goal is achieved.

The 2012 Incentive Plan authorizes the establishment of performance goals based on any one or more of the following performance measures:

•	net earnings or net income;

•	operating earnings or operating income;

•	pre-tax earnings or after-tax earnings;

•	earnings per share (basic or diluted);

•	share price, including growth measures and total shareholder return;

•	earnings before interest and taxes;

•	earnings before or after interest, taxes, depreciation and/or amortization;

•

earnings before or after interest, taxes, depreciation and/or amortization as adjusted to exclude any one or more of the following: share-based compensation expense; income from discontinued operations; gain on cancellation of debt; debt extinguishment and related costs; restructuring, separation and/or integration charges and costs; impairment charges; gain or loss related to investments; sales and use tax settlement; gain on non-monetary transactions; or other extraordinary or special items or book value per share (which may exclude nonrecurring items);

•	sales or revenue, revenue growth or rate of revenue growth, whether in general, by type of product or service, or by type of customer;

•	gross or operating margins;

•	return measures, including return on assets, return on invested capital, return on investment, return on equity, return on sales or return on revenue;

•

cash flow (before or after dividends), including: operating cash flow; free cash flow (defined as earnings before interest, taxes, depreciation and/or amortization, as adjusted to exclude any one or more of the items that may be excluded pursuant to the performance measure of earnings before interest, taxes, depreciation and/or amortization above less capital expenditures; levered free cash flow (defined as free cash flow less interest expense); cash flow return on equity; cash flow return on investment (discounted or otherwise); cash flow in excess of cost of capital; or cash flow per share (before or after dividends);

•	productivity measures, consisting of one or more objective goals based on meeting specified expense targets, market share, rental income, move-in activity, or occupancy levels;

•	financial ratios as provided in credit agreements of the Company and its subsidiaries;

•	working capital targets;

•	funds from operations (FFO);

•	funds available for distribution (FAD):

•	intrinsic business value;

•	implementation or completion of critical or strategic projects, acquisitions, divestitures or processes;

•	economic value created;

•	operational efficiency measures, including the ratio of earnings to fixed charges or cost targets, reductions or savings;

•

strategic business criteria, consisting of one or more objective goals based on meeting specified market penetration, geographic business expansion, customer satisfaction, employee satisfaction, human resources management, litigation supervision and information technology objectives; and

•	any combination of the foregoing performance measures.

Performance under any of the foregoing performance measures may be used to measure the performance of (1) the Company and its subsidiaries and other affiliates as a whole, (2) the Company, any subsidiary, and/or any other affiliate or any combination thereof or (3) any one or more business units of the Company, any subsidiary, and/or any other affiliate, as the Compensation Committee deems appropriate. In addition, performance under any of the performance measures may be compared to the performance of one or more other companies or one or more published or special indices designated or approved by the Compensation Committee. The Compensation Committee may select performance under the performance measure of share price for comparison to performance under one or more stock market indices designated or approved by the Compensation Committee. The Compensation Committee will have the authority to provide for accelerated vesting of any performance-based award based on the achievement of performance goals pursuant to the performance measures.

The Compensation Committee will have the discretion to adjust awards that are intended to qualify as performance-based compensation, either on a formula or discretionary basis, or on any combination thereof, as the Compensation Committee determines in a manner consistent with the requirements of Section 162(m) for deductibility.

LTIP Units. The Compensation Committee will be authorized to grant LTIP units under the 2012 Incentive Plan to a grantee only for the performance of services to or for the benefit of our operating partnership in the grantee’s capacity as a partner, or in anticipation of the grantee becoming a partner, in our operating partnership or as otherwise determined by the Compensation Committee. LTIP Units are intended to constitute “profits interests” within the meaning of the Code. LTIP units will vest at such times and will be subject to the operating partnership agreement and such additional conditions as the Compensation Committee may determine.

Other Equity-Based Awards. The Compensation Committee may grant other types of equity-based or equity-related awards in such amounts and subject to such terms and conditions as the Compensation Committee may determine. Any such awards may involve the transfer of Class A common shares to a grantee, or payment in cash or otherwise of amounts based on the value of Class A common shares. Any other equity-based awards granted by the Compensation Committee may be subject to performance goals established by the Compensation Committee based on one or more of the performance measures described above.

Effect of Corporate Transactions. The 2012 Incentive Plan contains provisions, which are described below, that provide for adjustments to the terms of some types of outstanding awards upon the occurrence of specified kinds of corporate transactions, including transactions that would be deemed to constitute a change in control of the Company within the meaning of the 2012 Incentive Plan, which we refer to as a “Change in Control.” The provisions of the 2012 Incentive Plan governing such transactions will apply unless a different treatment of the applicable award is specified in the applicable award agreement at the time of grant, in another agreement with the grantee of the award, or in another writing entered into after the time of grant with the consent of the grantee.

Change in Capitalization. The Compensation Committee will adjust the terms of outstanding awards under the 2012 Incentive Plan to preserve the proportionate interests of the grantees in such awards if the number of outstanding shares of the Company is increased or decreased or the Company’s Class A common shares are changed into or exchanged for a different number of shares of kind of equity shares or other securities of the Company on account of any recapitalization, reclassification, share split, reverse share split, spin-off, combination of shares, exchange of shares, share dividend or other distribution payable in equity shares, or other increase or decrease in the Company’s Class A common shares effected without receipt of consideration by the Company. The adjustments will include proportionate adjustments to (1) the number and kind of shares subject to outstanding awards and (2) the per share exercise price of outstanding options and the per share strike price of outstanding SARs.

Reorganization not Constituting a Change in Control. If the Company is the surviving entity in any reorganization, merger or consolidation of the Company with one or more other entities that does not constitute a Change in Control, any outstanding option or SAR will pertain to the securities to which a grantee of the number of shares subject to such option or SAR would have been entitled immediately after the transaction, with a corresponding proportionate adjustment to the per share exercise price for such option and per share strike price. Further, in the event of any such transaction, performance-based awards (and the related performance measures if deemed appropriate by the Compensation Committee) will be adjusted to apply to the securities that a grantee of the number of shares subject to such performance-based awards would have been entitled to receive immediately after the transaction.

Change in Control in which Awards are not Assumed. Except as otherwise provided in an award agreement, another agreement with the grantee, or another writing, upon the occurrence of a Change in Control in which outstanding awards of options, SARs, restricted shares, deferred share units, dividend equivalent rights or other equity-based awards are not assumed or continued, the following provisions will apply to the awards (to the extent the awards are not assumed or continued):

•

Except with respect to performance-based awards, all outstanding awards of restricted shares, deferred share units and deferred equivalent rights will be deemed to have vested, and the shares subject to such deferred share units and dividend equivalent rights will be delivered immediately before the Change in Control, and either of the following two actions will be taken:

•

15 days before the scheduled completion of the Change in Control, all outstanding options and SARs will become immediately exercisable and will remain exercisable for a period of 15 days, with the exercise effective upon the completion of the Change in Control; or

•

the Compensation Committee may elect to cancel any outstanding awards of options, SARs, restricted shares, deferred share units and/or dividend equivalent rights and require payment or delivery to the grantee of such awards an amount in cash or securities having a value (as determined by the Compensation Committee), (1) in the case of restricted shares or deferred share units and dividend equivalent rights (for shares subject thereto), equal to the price per share paid to holders of shares pursuant to the Change in Control and (2) in the case of options or SARs, equal to the product of the number of shares subject to such options or SARs multiplied by the amount, if any, by which (a) the price per share paid to holders of shares pursuant to the Change in Control exceeds (b) the exercise price or strike price applicable to such options and SARs.

•

For performance-based awards denominated in shares, (1) if less than half of the performance period has lapsed, the awards will be converted into restricted shares or performance shares assuming target performance has been achieved (or into unrestricted shares if no further restrictions apply), (2) if at least half of the performance period has lapsed, the awards will be converted into restricted shares or performance shares based on actual performance to date (or into unrestricted shares if no further restrictions apply), and (3) if actual performance is not determinable, the awards will be converted into restricted shares or performance shares assuming target performance has been achieved, based on the discretion of the Compensation Committee (or into unrestricted shares if no further restrictions apply).

•	Other equity-based awards will be governed by the terms of the applicable award agreement.

Change in Control in which Awards are Assumed. Except as otherwise provided in the applicable award agreement, another agreement with the grantee, or another writing, upon the occurrence of a Change in Control in which outstanding awards of options, SARs, restricted shares, deferred share units, dividend equivalent rights or other equity-based awards are being assumed or continued, the 2012 Incentive Plan and such awards (to the extent the awards are assumed or continued) will continue in the manner and under the terms specified in any writing providing for assumption or continuation of such awards, which may specify the substitution for such awards of new common share options, share appreciation rights, restricted shares, common share units, dividend equivalent rights and other equity-based awards relating to the shares of a successor entity, or a parent or subsidiary thereof. In the event of such a substitution, appropriate adjustments will be made to the number of shares subject to the original awards (disregarding any transaction consideration that is not Class A common shares) and to exercise prices and strike prices. If an award is assumed, continued or substituted upon the consummation of a Change in Control and the employment of the grantee with the Company or an affiliate is terminated without Cause (as defined in the 2012 Incentive Plan) within two years following the consummation of the Change in Control, the award will be fully vested and may be exercised in full, if applicable, for the one-year period immediately following such termination or a longer period as determined by the Compensation Committee.

Definition of Change in Control. The 2012 Incentive Plan generally defines a “Change in Control” to mean the first to occur of any of the following events:

•	the dissolution or liquidation of the Company or a merger, consolidation, or reorganization of the Company with one or more other entities in which the Company is not the surviving entity;

•	a consummated sale of substantially all of the assets of the Company to another person or entity;

•

a consummated merger in which the Company is the surviving entity but after which the Company’s shareholders immediately prior to such merger cease to own their shares or other equity interest in the Company;

•	a consummated acquisition, sale or transfer of more than 50% of the Company’s outstanding equity shares by tender offer or similar transaction; or

•	any transaction that the board of trustees specifies constitutes a Change in Control, in its sole discretion.

If required for compliance with Section 409A of the Code, in no event will a Change in Control be deemed to have occurred with respect to an Award if the transaction is not also a “change in the ownership or effective control” of the Company or a “change in the ownership of a substantial portion of the assets of” the Company, each within the meaning of Section 409A.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Advisory Management Agreement

Upon completion of our initial private placement in November 2012, we entered into an advisory management agreement with our former manager under which our former manager designed and implemented our business strategy and administered our business activities and day-to-day operations, subject to oversight by our board of trustees. Under the advisory management agreement, our former manager provided us with accounting, tax, legal and administrative services. The cost of these employees was paid by our former manager, and we paid the cost of third-party service providers, such as auditors, tax preparers and outside counsel plus an advisory management fee in an amount equal to 1.75% of our shareholders’ equity (pro form to include any OP units or other securities convertible into our common shares if not already included). For the period from October 19, 2012 (our inception) to December 31, 2012, our former manager earned an advisory management fee of $937,000. The advisory management agreement was terminated in connection with our Management Internalization. Our former manager and our former property manager are subsidiaries of AH LLC, and HF Investments 2010, LLC, which is comprised of trusts established by our chairman, Mr. Hughes, for certain of his heirs, owns an approximately 88.66% membership interest in AH LLC.

Property Management Agreement

Upon completion of our initial private placement in November 2012, we also entered into a property management agreement with our former property manager, under which our former property manager generally oversaw and directed the leasing, management and advertising of the properties in our portfolio, including collecting rents and acting as a liaison with the tenants. Our former property manager either provided these services through its direct or indirect subsidiaries or engaged third-party property managers to provide these services. When our former property manager engaged third-party providers, it was responsible for the fees of these third-party property management companies and all cooperating broker fees. We were responsible for all direct property level expenses. We paid our former property manager a property management fee equal to 6% of collected rents and a leasing fee equal to one-half of the monthly rent for a twelve month term (prorated for the actual term of the lease) upon execution of each lease and renewal. For the period from October 19, 2012 (our inception) to December 31, 2012, our former property manager earned a property management fee of $12,000 and an additional $55,000 for leasing fees. The property management agreement was terminated in connection with our Management Internalization.

Agreement on Investment Opportunities

•

Exclusive Acquisition Vehicle. Upon completion of our initial private placement in November 2012, we entered into an agreement on investment opportunities with AH LLC under which we were AH LLC’s exclusive vehicle for acquiring single-family properties, subject to certain limited exceptions. However, AH LLC was permitted to render property management and investment advisory fee services for third parties. Upon consummation of the Management Internalization, we now render these services, and AH LLC is precluded from doing so.

•

Acquisition Fees. Under the agreement on investment opportunities, we pay AH LLC a fee equal to 5% of the sum of the purchase and initial renovation costs of each property that we acquire, and AH LLC pays all expenses related to acquisition and renovation personnel, including all internal and third-party costs related to the investigation of properties not acquired by us. Future Investment Vehicles. Under the agreement on investment opportunities, AH LLC received 80% of the promoted interests in respect of outside capital invested in any investment vehicles formed after our initial private placement and before November 21, 2015 throughout the terms of those vehicles. Under an amendment to this agreement, AH LLC has foregone any right to receive any promoted interests in any investment vehicles formed after completion of this offering. AH LLC retains its share of any promoted interests in investment vehicles formed before completion of this offering unless those interests are transferred to us.

Subscription Agreement

Upon completion of our initial private placement in November 2012, we entered into a subscription agreement with AH LLC under which we provided AH LLC the option to purchase $50 million of our Class A common shares at an exercise price of $15.00 per share not later than November 21, 2015 or upon completion of this offering, whichever is earlier. We will not pay any underwriting fees in connection with the sale of shares if the option is exercised. In addition, if the option is exercised, the Class A common shares purchased by AH LLC will be subject to restrictions on resale. Concurrently with the closing of this offering, we plan to issue Class A common shares in respect of this option.

December 2012 Acquisition of Properties Owned by AH LLC

As contemplated in our initial private placement, on December 31, 2012, AH LLC made an approximately $50.0 million investment in our company and our operating partnership through the contribution to us of 367 single-family properties (substantially all of which were not yet leased to tenants) valued at approximately $49.4 million, AH LLC’s “cost,” and approximately $0.6 million in cash. For these purposes, “cost” means AH LLC’s purchase price plus renovation costs incurred through November 5, 2012, an acquisition fee of 5% (based on the purchase price plus renovation costs incurred through November 5, 2012) and all other out-of-pocket costs anticipated to have been incurred by AH LLC in connection with the contribution of the properties, including transfer costs, title insurance premiums and legal fees. At the time of this contribution, we issued 3,300,000 Class A common shares and 667 Class B common shares, and our operating partnership issued 32,667 Class A units to AH LLC in exchange for the properties at $15.00 per share or unit. We are responsible for paying all costs of renovating the properties incurred after November 5, 2012 and the acquisition fees related to such renovation costs.

Acquisition of AH LLC’s Interest in and Financing of RJ1

Under the terms of a contribution agreement entered into in December 2012, our operating partnership acquired AH LLC’s approximately one-third equity interest in RJ1 represented by a Class B membership interest in RJ LLC, which is the sole managing member of RJ1, and 20% of its promoted interest in exchange for 653,492 3.5% convertible perpetual preferred units, at a price per unit of $15.00, with an aggregate liquidation preference of approximately $9.8 million. The 3.5% convertible perpetual preferred units are convertible, at any time after June 30, 2013, into Class A units, on a one for one basis. Following this acquisition, AH LLC made an $11 million loan to RJ1 on January 14, 2013 that bears interest at a rate of LIBOR plus 1.5%, adjusted monthly, and matures on January 13, 2014. Our operating partnership has guaranteed approximately $3.6 million of this loan. The loan proceeds were distributed to each of the members of RJ1 in accordance with RJ1’s limited liability company agreement. Our operating partnership, as the Class B member of RJ LLC, received approximately $3.4 million of the loan proceeds. In connection with this acquisition, our operating partnership agreed to certain matters intended to preserve the tax deferred nature of the acquisition for AH LLC, including guaranteeing a portion of the loan slightly greater than the amount of the loan proceeds distributed to it for the benefit of AH LLC and for the entire term of the loan (including any extensions).

Bridge Loan

In anticipation of our entry into our credit facility, in February 2013, we entered into a $250 million bridge loan with Wells Fargo. The bridge loan was guaranteed by Tamara Hughes Gustavson, the daughter of Mr. Hughes, the chairman of our board of trustees. Ms. Gustavson received no payment or other forms of compensation from us in connection with the guarantee. On March 14, 2013, we repaid the bridge loan with the proceeds from the follow-on private placement.

Acquisition of the AH LLC Portfolio

On February 28, 2013, pursuant to a contribution agreement with AH LLC, we acquired the AH LLC Portfolio for a maximum agreed upon value of approximately $491.7 million in exchange for approximately 31 million Series C units and approximately 634,000 Class B common shares (in the ratio of one Class B common share for each 49 Series C units), in each case based on a price per unit or share of $15.50. On the Conversion Date, the Series C units may be converted into Class A units.

In addition to the properties we acquired (and the excluded homes as discussed above), at the time of the acquisition, AH LLC had approximately 224 homes in escrow or subject to outstanding offers for an estimated total investment of approximately $33.5 million. AH LLC will either assign us the contracts and offers for these homes (if assignable) for no consideration or acquire these homes and immediately sell them to us for cash at its cost. In either circumstance, we will acquire these homes for cost plus a fee of 5% of the acquisition and estimated renovation costs.

The advisory management agreement, property management agreement, the agreement on investment opportunities, the December 2012 contribution agreement related to AH LLC’s approximately $50 million investment in us, the contribution agreement we entered into to acquire AH LLC’s interest in RJ1 and the contribution agreement relating to our acquisition of the AH LLC Portfolio were negotiated between related parties, and their terms, including fees and other amounts payable, may not be as favorable to us as if they had been negotiated with unaffiliated third parties.

Management Internalization

On             , 2013, we completed our Management Internalization under which our operating partnership acquired our former manager and former property manager from AH LLC in exchange for             OP units. As discussed above, our TRS acquired a captive insurance company for no additional consideration, and we also amended the agreement on investment opportunities. See “Our Business and Properties—Management Internalization” for more discussion on the Management Internalization.

2012 Incentive Plan

Prior to completion of our initial private placement in November 2012, our board of trustees adopted and our shareholders approved the 2012 Incentive Plan, pursuant to which awards may be provided to certain employees, trustees and consultants providing services to us and our affiliates. We have granted an aggregate of (1) 280,000 options to purchase our Class A common shares to our executive team and (2) 50,000 options to purchase our Class A common shares to our independent trustees under the 2012 Incentive Plan that vest ratably over a period of four years from the date of grant. In addition, 830,000 of our Class A common shares are available for issuance in the future under the 2012 Incentive Plan.

Indemnification Agreements

We have entered into indemnification agreements with each of our trustees and our executive officers that provide for indemnification and advance of expenses to the maximum extent permitted by Maryland law.

Registration Rights Agreement

Under the terms of a registration rights agreement with AH LLC, we have agreed to use our commercially reasonable efforts to file one or more resale registration statements for AH LLC covering the Class A common shares issued to AH LLC and the Class A common shares issuable upon redemption of any Class A units held by AH LLC at the time of filing of such resale registration statements. We are obligated to file any such resale registration statements with respect to the Class A common shares currently owned by AH LLC at the later of November 21, 2013 or six months after this offering and, with respect to any Class A common shares issuable upon redemption of Class A units, upon the first anniversary of the issuance of any such Class A units. The aggregate number of Class A common shares that AH LLC will be permitted to include in the resale shelf registration statements will be limited to             Class A common shares.

Related Party Transaction Policy

We have adopted a written policy for the review and approval of related party transactions requiring disclosure under Item 404(a) of Regulation S-K. This policy provides that either the Audit Committee of our board of trustees or our full board of trustees is responsible for reviewing and approving or disapproving all interested transactions, meaning any transaction, arrangement or relationship in which (1) the amount involved may be expected to exceed $120,000 in any fiscal year, (2) our company or one of our subsidiaries will be a participant and (3) a related person has a direct or indirect material interest. A related person is defined as an executive officer, trustee or nominee for election as trustee, or a greater than 5% beneficial owner of our Class A common shares, or an immediate family member of the foregoing. The policy may deem certain interested transactions to be pre-approved.

INVESTMENT POLICIES AND POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

Our Investment Policies

The following is a discussion of our investment policies and our policies with respect to certain other activities, including financing matters and conflicts of interest. These policies may be amended or revised from time to time at the discretion of our board of trustees without shareholder approval. We cannot assure you that our investment objectives will be attained.

Investment in Real Estate and Interests in Real Estate

We conduct substantially all of our investment activities through our operating partnership and its subsidiaries. Our investment objectives are to generate attractive, risk-adjusted returns for our shareholders through dividends and capital appreciation. We have not established a specific policy regarding the relative priority of these investment objectives. For a discussion of our business and growth strategies, see “Our Business and Properties—Our Business and Growth Strategies.”

We pursue our investment objectives primarily through the ownership by our operating partnership of single-family rental properties. Future investment activities will not be limited to any geographic area, property type or to a specified percentage of our assets. While we may diversify in terms of property locations, size and market, we do not have any limit on the amount or percentage of our assets that may be invested in any one property or any one geographic area. We intend to engage in such future investment activities in a manner that is consistent with the maintenance of our status as a REIT for U.S. federal income tax purposes. In addition, we may purchase or lease other income-producing properties for long-term investment or sell such properties, in whole or in part, when circumstances warrant.

We may also participate with third parties in property ownership through investment vehicles, including joint ventures, partnership arrangements or other types of co-ownership. These types of investments may permit us to own interests in larger portfolios of properties and, therefore, provide us with flexibility in structuring our portfolio. We may participate in these investment vehicles even if we have funds available for investment. We will not, however, enter into an investment vehicle that would not otherwise meet our investment policies, as established or modified by our board of trustees from time to time, including the following guidelines:

•	We intend to make an investment of at least 10% of the aggregate investment by all parties in such investment vehicle;

•	Our investment in such investment vehicles shall not be subject to any promoted interests;

•

None of our trustees, officers or employees may invest personally in such investment vehicles (other than indirectly through their respective ownership of our common shares or OP units in our operating partnership);

•

We may invest jointly in such investment vehicles with AH LLC or its affiliates if our board of trustees believes that such joint investment is the best alternative for acquiring properties at that time; and

•	Any of our investments in such investment vehicles must be approved by a majority of our independent trustees.

These guidelines do not apply to our former manager’s existing investment vehicles.

We expect that the terms of future investment vehicles we form will be similar to the investment vehicles organized to date by AH LLC, including ownership of 20% to 35% of the equity and a subordinated promoted interest (that we will share with AH LLC). The structure and terms of the investment vehicles may vary and will depend on market conditions. We will manage the residences owned by these investment vehicles. Any of these transactions would require approval by a majority of our independent trustees.

We do not have a specific policy to acquire assets primarily for capital gain or primarily for income.

Investments in Real Estate Mortgages

While our business and growth strategies emphasize equity investments in single-family rental properties, we may, at the discretion of our board of trustees, invest in mortgages, including NPLs, consistent with our qualification as a REIT. Investments in real estate mortgages run the risk that one or more borrowers may default under the mortgages and that the collateral securing those mortgages may not be sufficient to enable us to recoup our full investment.

Investments in Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers

Subject to the percentage of ownership limits and gross income and asset tests necessary for REIT qualification, we may invest in securities of other REITs, other entities engaged in real estate activities or securities of other issuers, including for the purpose of exercising control over such entities. We do not intend to underwrite securities of other issuers.

Purchase and Sale of Investments

We expect to invest in our properties primarily for generation of current rental income and long-term capital appreciation. Although we do not currently intend to sell our properties, we may deliberately and strategically dispose of certain properties in the future and redeploy funds into new acquisitions that align with our strategic objectives.

Lending Policies

We do not expect to engage in any significant lending in the future. However, we do not have a policy limiting our ability to make loans to other persons, although our ability to do so may be limited by applicable law, such as the Sarbanes-Oxley Act of 2002. Subject to tax rules applicable to REITs, we may choose to guarantee debt of certain joint ventures with third parties. Our board of trustees may adopt a formal lending policy in the future without notice to or consent of our shareholders.

Issuance of Additional Securities

If our board of trustees determines that obtaining additional capital would be advantageous to us, we may, without shareholder approval, issue debt or equity securities, including causing our operating partnership to issue additional OP units, retain earnings (subject to the REIT distribution requirements for U.S. federal income tax purposes) or pursue a combination of these methods. As long as our operating partnership is in existence, the proceeds of all equity capital raised by us will be contributed to our operating partnership in exchange for additional OP units, which will dilute the ownership interests of any other limited partners.

We may offer our common shares, OP units, or other debt or equity securities in exchange for cash, real estate assets or other investment targets, and to repurchase or otherwise re-acquire our common shares, OP units or other debt or equity securities. We may issue preferred shares from time to time, in one or more classes or series, as authorized by our board of trustees without the need for shareholder approval. We have not adopted a specific policy governing the issuance of senior securities at this time.

Reporting Policies

We intend to make available to our shareholders audited annual financial statements and annual reports. Upon completion of this offering, we will become subject to the information reporting requirements of the Exchange Act, pursuant to which we will file periodic reports, proxy statements and other information, including audited financial statements, with the SEC.

Investment Company Act of 1940

We intend to conduct our operations so that neither we nor any of our subsidiaries are required to register as an investment company under the 1940 Act. Investments are also subject to our policy not to be treated as an investment company under the 1940 Act.

Our Financing Strategy

Although we do not believe we need to use leverage to execute our business strategy, we may use leverage to increase potential returns to our shareholders in the future. Our decision to use leverage will be based on our assessment of a variety of factors, including the terms of available credit and our outlook for borrowing costs relative to the unleveraged yield on our assets. Any decision as to the use of leverage and the terms of any financings will be made by our board of trustees and will not be subject to shareholder approval. While we are not restricted by our governing documents in the amount of leverage that we may use, we do not anticipate that the ratio of loan-to-value (based on the estimated value of our assets at the time of incurrence) will exceed 50%.

As our company grows, we may seek to access financing sources other than indebtedness. These sources may include securitizations, issuances of common or preferred shares by us and issuances of OP units, including classes or series of common or preferred OP units. Based in part on the experience of our executive team at Public Storage, we believe that preferred shares may provide an attractive source of permanent capital. In addition, we will seek to participate in investment vehicles with third-party investors as an alternative source of equity to grow our business. Our executive officers have substantial experience organizing and managing investment vehicles with third-party investors, including during their time at Public Storage. There can be no assurance that we will be able to access these financing sources on favorable terms or at all.

On March 7, 2013, we entered into a $500 million senior secured revolving credit facility with Wells Fargo. The amount that we may borrow under our credit facility will generally be based on the borrowing base. Borrowings under our credit facility are available for a period of two years following the closing of our credit facility, which period may be extended for an additional year, subject to the satisfaction of certain financial covenant tests. Our credit facility will mature one year after the expiration of such period. Our credit facility bears interest at 30 day LIBOR plus 2.75%. As of April 5, 2013, there were no outstanding borrowings under our credit facility.

Policies with Respect to Certain Transactions

We have adopted a written policy for the review and approval of related party transactions requiring disclosure under Item 404(a) of Regulation S-K. See “Certain Relationships and Related Party Transactions—Related Party Transaction Policy.”

STRUCTURE AND FORMATION OF OUR COMPANY

Our Structure

We were formed as a Maryland REIT on October 19, 2012. The following chart illustrates our organizational structure, after giving effect to this offering (assuming no exercise by the underwriters’ option to purchase additional shares):

*	Members of our board of trustees and our executive team, employees and other service providers have been granted options to purchase an aggregate of 670,000 of our Class A common shares under the 2012 Incentive Plan.
**	Includes 653,492 3.5% convertible perpetual preferred units and 31,085,974 Series C units discussed in “Operating Partnership and the Partnership Agreement—3.5% Convertible Perpetual Preferred Units” and “Operating Partnership and the Partnership Agreement—Series C Convertible Units.”

PRINCIPAL SHAREHOLDERS

The following table sets forth the beneficial ownership of our common shares and OP units immediately following completion of this offering by (1) AH LLC, (2) each of the executive officers named in the table appearing under the caption “Management—Our Trustees and Executive Officers,” (3) each of our trustees, (4) all of our executive officers and trustees as a group, and (5) each person known by us to be the beneficial owner of 5% or more of our common shares and OP units.

The SEC has defined “beneficial” ownership of a security to mean the possession, directly or indirectly, of voting power and/or investment power. A security holder is also deemed to be, as of any date, the beneficial owner of all securities that such security holder has the right to acquire within 60 days after that date through (i) the exercise of any option, warrant or right, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement, or (iv) the automatic termination of a trust, discretionary account or similar arrangement. The percentages disclosed in the following table reflect beneficial ownership immediately after the completion of this offering as determined in accordance with Rule 13d-3 under the Exchange Act and are based on                 of our common shares and OP units outstanding as of the date immediately following the completion of this offering. The percentages assume no exercise by underwriters of their option to purchase up to an additional                 of our Class A common shares after the date of this prospectus. Each person named in the table has sole voting and investment power with respect to all of the common shares shown as beneficially owned by such person, except as otherwise set forth in the notes to the table. Unless otherwise indicated, the address of each named person is c/o American Homes 4 Rent, 22917 Pacific Coast Highway, Suite 300, Malibu, California 90265. The following table sets forth information, as of April 5, 2013, known to us about the beneficial ownership of our common shares and our OP units prior to and immediately after this offering.

Percentage of Common Shares and OP Units Outstanding
	Immediately Prior to this Offering				Immediately After this Offering
Name of Beneficial Owner	Number of Common Shares and OP Units Beneficially Owned		Percentage of All Class A Common Shares (1)	Percentage of All Common Shares and OP Units Beneficially Owned(2)	Number of Common Shares and OP Units Beneficially Owned	Percentage of All Class A Common Shares	Percentage of All Common Shares and OP Units Beneficially Owned
Five Percent or Greater Beneficial Owners
AH LLC	35,708,209	(3)(4)	41.8%	17.5%		%	%
Alleghany Insurance Holdings LLC(5)	6,250,000		7.3%	3.1%
BlueMountain Capital Management, LLC(6)	5,000,000		5.9%	2.5%
Claren Road Asset Management, LLC(7)	6,646,250		7.8%	3.3%
EJF Capital LLC(8)	7,197,333		8.4%	3.5%
Executive Officers and Trustees
B. Wayne Hughes	—	(3)(9)	*	*
David P. Singelyn	20,100	(3)(9)	*	*
John Corrigan	100	(3)(9)	*	*
Peter J. Nelson	13,333	(9)	*	*
David Goldberg	100	(3)(9)	*	*
Sara H. Vogt-Lowell	3,875	(9)	*	*
Vincent Chan	1,000	(9)	*	*
Dann V. Angeloff	22,400	(10)	*	*
Matthew J. Hart	12,500	(10)	*	*
James H. Kropp	11,000	(10)	*	*
Lynn Swann	1,000	(10)	*	*
Kenneth Woolley	130,241	(10)	*	*
All trustees and executive officers as a group (12 persons)	215,649	(9)(10)	*	*

*	Represents less than 1.0%.
(1)	Assumes 85,389,248 Class A common shares are outstanding as of the date of this prospectus. In addition, amounts shown for individuals assume that all OP units held by the person are exchanged for our Class A common shares on a one-for-one basis. The total number of our Class A common shares outstanding used in calculating this percentage assumes that none of the OP units held by other persons are exchanged for our Class A common shares.

(2)	Assumes a total of 203,820,780 common shares and OP units (which OP units may be redeemed for cash or, at our option, exchanged for our Class A common shares) outstanding as of the date of this prospectus. Does not reflect Class A common shares reserved for potential future issuance under our 2012 Incentive Plan.
(3)	HF Investments 2010, LLC, which is comprised of trusts established by Mr. Hughes for certain of his heirs, owns an approximately 88.66% membership interest in AH LLC and, accordingly, has voting and dispositive power over these shares. Mr. Hughes disclaims any beneficial ownership in such trusts. The balance of the membership interest of AH LLC is owned by family members or trusts for family members of Mr. Singelyn (4.93% membership interest), Mr. Corrigan (4.93% membership interest), Mr. Marvin M. Lotz (0.5% membership interest) and Mr. Goldberg (1% membership interest). Mr. Singelyn is the manager of HF Investments 2010, LLC and as such has voting and dispositive powers over the shares and disclaims any beneficial ownership in such trusts except for the 4.93% membership interest he owns in AH LLC. The address of AH LLC is 22917 Pacific Coast Highway, Suite 300, Malibu, California 90265.
(4)	Includes:

(i) 3,300,000 Class A common shares, 667 Class B common shares and 32,667 Class A units issued by us and our operating partnership, respectively, in connection with the contribution by AH LLC of 367 single-family properties in December 2012;

(ii) 653,492 3.5% convertible perpetual preferred units, which are convertible into Class A units any time after June 30, 2013, issued by our operating partnership in connection with our operating partnership’s acquisition of a Class B membership interest in RJ LLC from AH LLC; and

(iii) 634,408 Class B common shares and 31,085,974 Series C units issued by us and our operating partnership, respectively, in connection with our acquisition of the AH LLC Portfolio.

(5)

The address of Alleghany Insurance Holdings LLC, a Delaware limited liability company, is 7 Times Square Tower, 17th Floor, New York, NY 10036. Voting and dispositive power over the 6,250,000 Class A common shares owned by Alleghany Insurance Holdings LLC has been delegated to Messrs. Weston Hicks, Roger Gorham and Joseph Brandon, managers of Alleghany Insurance Holdings LLC.

(6)

The address of the principal business office BlueMountain Capital Management, LLC, a Delaware limited liability company, is 280 Park Avenue, 5th Floor East, New York, NY 10017. BlueMountain Capital Management, LLC acts as investment manager to, exercises investment discretion with respect to and has voting and dispositive power over the Class A common shares directly owned by, the following entities:

(i) Blue Mountain Credit Alternatives Master Fund L.P., a Cayman Islands exempted limited partnership, with respect to the 2,378,819 Class A common shares directly owned by it;

(ii) BlueMountain Long/Short Credit Master Fund L.P., a Cayman Islands exempted limited partnership, with respect to the 934,876 Class A common shares directly owned by it;

(iii) BlueMountain Timberline Ltd., a Cayman Islands exempted limited company, with respect to the 254,509 Class A common shares directly owned by it;

(iv) BlueMountain Kicking Horse Fund L.P., a Cayman Islands exempted limited partnership, with respect to the 204,656 Class A common shares directly owned by it;

(v) BlueMountain Long Short Grasmoor Fund Ltd., a Cayman Islands exempted limited partnership, with respect to the 149,865 Class A common shares directly owned by it; and

(vi) BlueMountain Long Short Credit and Distressed Reflection Fund P.L.C., a sub-fund of AAI BlueMountain Fund PLC and an Irish open-ended umbrella fund investment company incorporated as a public limited company with variable capital and with segregated liability between its sub-funds, with respect to the 77,275 Class A common shares directly owned by it; and

(vii) BlueMountain Credit Opportunities Master Fund I LP, a Cayman Islands exempted limited partnership, with respect to the 1,000,000 Class A common shares directly owned by it.

(7)	The address of Claren Road Asset Management, LLC, a Delaware limited liability company, is 900 Third Avenue, Floor 29, New York, NY 10022. Claren Road Asset Management, LLC serves as the investment manager to each of Claren Road Credit Master Fund, Ltd., a Cayman Islands exempted company, and Claren Road Credit Opportunities Master Fund, Ltd., a Cayman Islands exempted company, with respect to the Class A common shares each such entity owns. Investment decisions and voting and dispositive power have been delegated to Messrs. John Eckerson, Sean Fahey, Brian Riano and Albert Marino, members of Claren Road Asset Management, LLC.
(8)	The address of EJF Capital LLC, a Delaware limited liability company, is 2107 Wilson Blvd., Suite 140, Arlington, VA 22201. Each of EJF Debt Opportunities Master Fund, L.P., EJF Debt Opportunities Master Fund II, LP and EJF Financial Services Fund, LP are the record owners of our Class A common shares. EJF Debt Opportunities GP, LLC serves as the general partner and investment manager of EJF Debt Opportunities Master Fund, L.P. and may be deemed to share beneficial ownership of the 4,178,780 Class A common shares of which EJF Debt Opportunities Master Fund, L.P. is the record owner. EJF Debt Opportunities II GP, LLC serves as the general partner and investment manager of EJF Debt Opportunities Master Fund II, LP and may be deemed to share beneficial ownership of the 2,763,124 Class A common shares of which EJF Debt Opportunities Master Fund II, LP is the record owner. EJF Financial Services, GP serves as the general partner and investment manager of EJF Financial Services Fund, LP is and may be deemed to share beneficial ownership of the 255,429 Class A common shares of which EJF Financial Services Fund, LP is the record owner.

EJF Capital LLC is the sole member and manager of each of EJF Debt Opportunities GP, LLC, EJF Debt Opportunities II GP, LLC and EJF Financial Services, GP and may be deemed to share beneficial ownership of the Class A common shares over which such entities may share beneficial ownership. Emmanuel J. Friedman is the chief executive officer and controlling member of EJF Capital LLC and has voting and dispositive power over, and may be deemed to share beneficial ownership of, the Class A common shares over which EJF Capital LLC may share beneficial ownership.

(9)	Excludes an aggregate of 280,000 options to purchase our Class A common shares granted to our executive team under the 2012 Incentive Plan upon the completion of our initial private placement that vest ratably over a period of four years from the date of grant.
(10)	Includes an aggregate of 6,500 Class A common shares awarded to members of the special committee of our board of trustees, which is comprised of our independent trustees, in connection with the acquisition of the AH LLC Portfolio and the Management Internalization. Does not reflect the initial grant of 10,000 options to purchase Class A common shares made to each independent trustee upon completion of our initial private placement in November 2012 that vest ratably over a period of four years from the date of grant.

SELLING SHAREHOLDERS

The following table sets forth information, as of                 , 2013, with respect to the selling shareholders and Class A common shares beneficially owned by the selling shareholders that the selling shareholders propose to offer pursuant to this prospectus. In accordance with SEC rules, each listed person’s beneficial ownership includes:

•	all shares the investor actually owns beneficially or of record;

•	all shares over which the investor has or shares voting or dispositive control; and

•

all shares the investor has the right to acquire within 60 days (such as upon exercise of options that are currently vested or which are scheduled to vest within 60 days or warrants that are immediately exercisable or exercisable within 60 days). The shares issuable under those options are treated as if they were outstanding for computing the percentage ownership of the person holding those options but are not treated as if they were outstanding for purposes of computing percentage ownership of any other person.

The Class A common shares offered by the selling shareholders pursuant to this prospectus were originally issued and sold by us in connection with our initial private placement in November 2012. The term selling shareholders includes the holders of our Class A common shares listed below and the beneficial owners of our Class A common shares and their transferees, pledgees, donees or other successors.

Percentage ownership calculations are based on                 Class A common shares outstanding as of                 , 2013. To our knowledge, except as indicated in the footnotes to the following table and under applicable community property laws, the persons or entities identified in the table below have sole voting and investment power with respect to all of the Class A common shares shown as beneficially owned by them.

Name of Beneficial Owner	Class A Common Shares Beneficially Owned Before the Offering		Number of Class A Common Shares to Be Sold in the Offering	Class A Common Shares Beneficially Owned After the Offering
	Shares	Percentage		Shares	Percentage

Except as indicated above, the selling shareholders do not have, and have not had since our inception, any position, office or other material relationship with us or any of our affiliates. The selling shareholders identified above may have sold, transferred or otherwise disposed of all or a portion of their securities (other than the securities to be sold in this offering) since the date on which they provided the information regarding their securities, in transactions exempt from the registration requirements of the Securities Act.

Each selling shareholder has agreed with us not to directly or indirectly sell, offer to sell, grant any option or otherwise transfer or dispose of our Class A common shares not sold in this offering for 60 days after the date of this prospectus. We have agreed not to waive or otherwise modify this agreement without the prior written consent of the representatives of the underwriters of this offering.

DESCRIPTION OF EQUITY SHARES

The following is a summary of the material terms of our equity shares and certain terms of our declaration of trust and bylaws.

General

We are authorized to issue 500,000,000 common shares, consisting of 450,000,000 Class A common shares of beneficial interest, $0.01 par value per share (“Class A common shares”), 50,000,000 Class B common shares of beneficial interest, $0.01 par value per share (“Class B common shares”, together with the Class A Shares, the “Common Shares”) and 100,000,000 preferred shares of beneficial interest, $0.01 par value per share (“Preferred Shares”). Except as provided below, the Class A common shares and Class B common shares have the same rights and privileges, rank equally and are otherwise identical in all respects. Our declaration of trust authorizes our board of trustees, with the approval of a majority of the entire board and without any action on the part of our shareholders, to amend our declaration of trust to increase or decrease the aggregate number of authorized shares or the number of authorized shares of any class or series without shareholder approval. Maryland law provides, and our declaration of trust provides, that none of our shareholders are personally liable for any of our obligations solely as a result of that shareholder’s status as a shareholder.

Prior to the completion of this offering, there will be                 Class A common shares outstanding and                     shareholders of record and                 Class B common shares outstanding and                 shareholders of record. Upon completion of this offering,                 Class A common shares will be issued and outstanding (assuming the option granted to the underwriters to purchase up to an additional                 Class A common shares is not exercised) and                 Class B common shares will be issued and outstanding.

Common Shares

Subject to the preferential rights, if any, of holders of any other class or series of shares and to the provisions of our declaration of trust regarding restrictions on ownership and transfer of our shares, holders of our common shares:

•	have the right to receive ratably any distributions from funds legally available therefor, when, as and if authorized by our board of trustees and declared by us; and

•

are entitled to share ratably in the assets of our company legally available for distribution to the holders of our common shares in the event of our liquidation, dissolution or winding up of our affairs.

There are generally no redemption, sinking fund, conversion, preemptive or appraisal rights with respect to our common shares.

Under Title 8, a Maryland REIT generally cannot amend its declaration of trust or merge with another entity unless declared advisable by a majority of the board of trustees and approved by the affirmative vote of shareholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter, is set forth in the REIT’s declaration of trust. Our declaration of trust provides that such actions (other than certain amendments to the provisions of our declaration of trust related to the removal of trustees, the restrictions on ownership and transfer of our shares and termination of the trust) may be taken if declared advisable by a majority of our board of trustees and approved by the vote of shareholders holding a majority of the votes entitled to be cast on the matter.

Subject to the provisions of our declaration of trust regarding the restrictions on ownership and transfer of our shares and except as may otherwise be specified in our declaration of trust, each outstanding Class A common share entitles the holder to one vote, and each outstanding Class B common share entitles the holder to 50 votes, on all matters on which the shareholders of Class A shares are entitled to vote, including the election of trustees, and, except as provided with respect to any other class or series of shares, the holders of Class A shares and Class B common shares will vote together as a single class and will possess the exclusive voting power. Notwithstanding the foregoing, holders of Class B Shares are not entitled to vote on any matter requiring Partnership Approval, including as described in “Operating Partnership and Partnership Agreement – Partnership Approval for Transfers, Mergers, Sales of Assets.” In addition, in no event may holders of shares beneficially owned by Mr. Hughes or HF Investments 2010, LLC, as determined in accordance with Rule 13d-3 under the Exchange Act, vote more than 30% of the total votes entitled to be cast on any particular matter nor more than 18% of the total votes of the Class A common shares. There is no cumulative voting in the election of our trustees, which means that the shareholders entitled to cast a majority of the votes of the outstanding common shares can elect all of the trustees then standing for election, and the holders of the remaining shares will not be able to elect any trustees. Trustees are elected by a plurality of all the votes cast in the election of trustees. Under a plurality voting standard, trustees who receive the greatest number of votes cast in their favor are elected to the board of trustees.

Power to Reclassify and Issue Shares

Our board of trustees may classify any unissued preferred shares, and reclassify any unissued common shares or any previously classified but unissued preferred shares into other classes or series of shares, including one or more classes or series of shares that have priority over our common shares with respect to voting rights or distributions or upon liquidation, and authorize us to issue the newly classified shares. Prior to the issuance of shares of each class or series, our board of trustees is required by Title 8 and our declaration of trust to set, subject to the provisions of our declaration of trust regarding the restrictions on ownership and transfer of our shares, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption for each such class or series. These actions can be taken without shareholder approval, unless shareholder approval is required by applicable law, the terms of any other class or series of our shares or the rules of any stock exchange or automated quotation system on which our shares may be then listed or quoted.

Conversion of Class B Common Shares

Certain holders of Class B common shares will own the OP units in our operating partnership. In the event a holder of Class B common shares transfers its OP units to a transferee, other than a “qualified transferee”, which includes family members and affiliates of or other entities controlled by such holder, then one Class B common share held by such holder automatically converts into one Class A common share for every 49 OP units transferred by the holder. If the holder of Class B common shares transfers any OP units to a qualified trustee, and then such qualified trustee in turn transfers the same OP units to another qualified trustee of the original transferor, then one Class B common share held by the first qualified transferee will automatically convert into one Class A common share for every 49 OP units transferred by the first qualified transferee, In such case, if the first qualified transferee does not own a sufficient number of Class B common shares, then the initial transferor will be responsible for the deficiency in Class B common shares, and a number of Class A common shares equal to such deficiency held by the initial transferor (or, if the initial transferor does now own sufficient Class B common shares, then one or more other qualified transferees of such initial transferor) will automatically convert into one Class A common share for every 49 OP units. Notwithstanding the foregoing, any Class B common shares transferred to a transferee other than a qualified transferee will automatically convert into an equal number of Class A common shares.

Power to Increase or Decrease Authorized Shares and Issue Additional Shares of Our Common and Preferred Shares

Our declaration of trust authorizes our board of trustees, with the approval of a majority of the entire board, to amend our declaration of trust to increase or decrease the aggregate number of authorized shares or the number of authorized shares of any class or series without shareholder approval. We believe that the power of our board of trustees to increase or decrease the number of authorized shares and to classify or reclassify unissued common shares or preferred shares and thereafter to cause us to issue such shares will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. The additional classes or series, as well as the additional shares, will be available for issuance without further action by our shareholders, unless such action is required by applicable law, the terms of any other class or series of shares or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our board of trustees does not intend to do so, it could authorize us to issue a class or series that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change in control of our company that might involve a premium price for our shareholders or otherwise be in their best interests.

Restrictions on Ownership and Transfer

In order to qualify as a REIT under the Code, our shares must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year.

Due to limitations on the concentration of ownership of REIT shares imposed by the Code, subject to certain exceptions, our declaration of trust provides that:

•

no person may beneficially own more than 8.0% (in value or in number of shares, whichever is more restrictive) of the outstanding common shares, other than an “excepted holder” and a “designated investment entity;”

•

no “excepted holder,” which refers to certain members of the Hughes family, certain trusts established for the benefit of members of the Hughes family, certain related entities, as well as persons whose ownership of shares would cause members of the Hughes family to be deemed to own shares pursuant to application attribution rules under the Code, may own directly or indirectly common shares if, under the applicable tax attribution rules of the Code, (i) any single excepted holder who is treated as an individual would beneficially own more than 17.9% (in value or number, whichever is more restrictive) of any class or series of the outstanding common shares; (ii) any two excepted holders treated as individuals would beneficially own more than 25.9% (in value or number, whichever is more restrictive) of any class or series of the outstanding common shares; (iii) any three excepted holders treated as individuals would beneficially own more than 33.9% (in value or number, whichever is more restrictive) of any class or series of the outstanding common shares; (iv) any four excepted holders treated as individuals would beneficially own more than 41.9% (in value or number, whichever is more restrictive) of any class or series of the outstanding common shares; or (v) any five excepted holders treated as individuals would beneficially own more than 49.9% (in value or number, whichever is more restrictive) of any class or series of the outstanding common shares;

•

no “designated investment entity,” which refers to certain pension trusts, regulated investment companies and qualified investment managers may own no more than 9.9% (in value or in number of shares, whichever is more restrictive) of the outstanding common shares; and

•	no person may beneficially own more than 9.9% (in value or in number of shares, whichever is more restrictive) of any class or series of outstanding preferred shares.

Our declaration of trust defines a “designated investment entity” as:

•	an entity that is a pension trust that qualifies for look-through treatment under Section 856(h) of the Code;

•	an entity that qualifies as a regulated investment company under Section 851 of the Code; or

•

an entity (referred to in our declaration of trust as a “qualified investment manager”) that (i) for compensation engages in the business of advising others as to the value of securities or as to the advisability of investing in, purchasing or selling securities; (ii) purchases securities in the ordinary course of its business and not with the purpose or effect of changing or influencing control of the Company, nor in connection with or as a participant in any transaction having such purpose or effect, including any transaction subject to Rule 13d-3(b) of the Securities Exchange Act of 1934, as amended; and (iii) has or shares voting power and investment power under the Securities Exchange Act of 1934, as amended; so long as each beneficial owner of such entity, or in the case of a qualified investment manager holding shares solely for the benefit of its customers, each such customer, would satisfy the ownership limit described above, if such beneficial owner owned directly its proportionate share of the common shares that are held by such designated investment entity.

Our declaration of trust also prohibits any person from, among other matters:

•

beneficially owning equity shares if such ownership would result in our being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a year) effective upon the completion of this offering;

•	transferring equity shares if such transfer would result in our equity shares being owned by less than 100 persons, effective beginning on the date on which we first have 100 shareholders; and

•	beneficially owning equity shares if such beneficial ownership would otherwise cause us to fail to qualify as a REIT under the Code.

To attempt to prevent our assets from being treated as “plan assets” under ERISA, our declaration of trust limits equity participation in any class of our equity shares by Benefit Plan Investors to less than 25% in the aggregate, disregarding for such purposes any shares held by Controlling Persons. Our declaration of trust also contains other restrictions, including a restriction on the transfer or assignment of any interest in our common shares to any Covered Plans or Controlling Person. This restriction and the 25% limitation on ownership by Benefit Plan Investors will lapse if and when our common shares become a “publicly-offered security” or another exception applies for purposes of the DOL Plan Asset Regulations. In addition, our declaration of trust contains various other restrictions on the ownership and transfer of our equity shares.

Our board of trustees may exempt a person from the 8.0% common share ownership limit, the 9.9% preferred share ownership limit, or the 9.9% designated investment entity limit, if such Person submits to the board of trustees information satisfactory to the board of trustees, in its sole and absolute discretion:

•	demonstrating that such person is not an individual for purposes of Section 542(a)(2) of the Code (determined taking into account Section 856(h)(3)(A) of the Code);

•

relevant to demonstrating that no person who is an individual for purposes of Section 542(a)(2) of the Code (determined taking into account Section 856(h)(3)(A) of the Code) would be considered to beneficially own equity shares in excess of the common share ownership limit, the preferred share ownership limit, the excepted holder limit, or the designated investment entity limit, as applicable, by reason of such person’s ownership of equity shares in excess of the common share ownership limit, the preferred share ownership limit, or the designated investment entity limit, as the case may be, pursuant to an exemption granted under the declaration of trust; and

•

relevant to demonstrating that such person’s ownership of equity shares in excess of the common share ownership limit, the preferred share ownership limit, or the designated investment entity limit pursuant to an exemption granted under the declaration of trust will not cause any assets of the Trust to be deemed “plan assets” (within the meaning of the “Plan Asset Regulations”) in the case of certain exemptions granted under the declaration of trust.

Prior to granting an exemption, our board of trustees, in its sole and absolute discretion, may require a ruling from the IRS or an opinion of counsel, in either case in form and substance satisfactory to our board of trustees, in its sole and absolute discretion as it may deem necessary or advisable in order to (i) determine or ensure the our status as a REIT, or (ii) in the case of an exception from the limits with respect to Benefit Plan Investors, determine that we will not fail to qualify for the “insignificant participation exception” or another applicable exception to avoid having the assets of the Trust be deemed “plan assets” (within the meaning of the “Plan Asset Regulations”). Notwithstanding the receipt of any ruling or opinion, our board of trustees may impose such conditions or restrictions as it deems appropriate in connection with granting such exception; provided, however, that our board of trustees will not be obligated to require obtaining a favorable ruling or opinion in order to grant an exemption hereunder.

Our declaration of trust also provides that any ownership or purported transfer of our shares (whether or not such transfer is the result of a transaction entered into through the facilities of the NYSE or any other national securities exchange or automated inter-dealer quotation system) in violation of the foregoing restrictions will result in the shares owned or transferred in such violation being automatically transferred to one or more charitable trusts for the benefit of a charitable beneficiary and the purported owner or transferee acquiring no rights in such shares, except that any transfer that results in the violation of the restriction relating to our equity shares being beneficially owned by fewer than 100 persons will be void ab initio. In either case, the proposed transferee will not acquire any rights in those shares. The automatic transfer will be deemed to be effective as of the close of business on the business day prior to the date of the purported transfer or other event that results in the transfer to the trust. Shares held in the trust will be issued and outstanding shares. The proposed transferee will not benefit economically from ownership of any shares held in the trust, will have no rights to dividends or other distributions and will have no rights to vote or other rights attributable to the shares held in the trust. The trustee of the trust will have all voting rights and rights to dividends or other distributions with respect to shares held in the trust. These rights will be exercised for the exclusive benefit of the charitable beneficiary. Any dividend or other distribution paid prior to our discovery that shares have been transferred to the trust will be paid by the recipient to the trustee upon demand. Any dividend or other distribution authorized but unpaid will be paid when due to the trustee. Any dividend or other distribution paid to the trustee will be held in trust for the charitable beneficiary. Subject to Maryland law, the trustee will have the authority (i) to rescind as void any vote cast by the proposed transferee prior to our discovery that the shares have been transferred to the trust and (ii) to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary. However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote.

Within 20 days of receiving notice from us that our shares have been transferred to the trust, the trustee will sell the shares to a person, designated by the trustee, whose ownership of the shares will not violate the above ownership and transfer limitations. Upon the sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee and to the charitable beneficiary as follows. The proposed transferee will receive the lesser of (i) the price paid by the proposed transferee for the shares or, if the proposed transferee did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., a gift, devise or other similar transaction), the market price (as defined in our declaration of trust) of the shares on the day of the event causing the shares to be held in the trust and (ii) the price per share received by the trustee (net of any commission and other expenses of sale) from the sale or other disposition of the shares. The trustee may reduce the amount payable to the proposed transferee by the amount of dividends and other distributions that have been paid to the proposed transferee and are owed by the proposed transferee to the trustee. Any net sale proceeds in excess of the amount payable to the proposed transferee will be paid immediately to the charitable beneficiary. If, prior to our discovery that our shares have been transferred to the trust, the shares are sold by the proposed transferee, then (i) the shares shall be deemed to have been sold on behalf of the trust and (ii) to the extent that the proposed transferee received an amount for the shares that exceeds the amount he or she was entitled to receive, the excess shall be paid to the trustee upon demand.

In addition, shares held in the trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in the transfer to the trust (or, in the case of a devise or gift, the market price at the time of the devise or gift) and (ii) the market price on the date we, or our designee, accept the offer, which we may reduce by the amount of dividends and distributions that have been paid to the proposed transferee and are owed by the proposed transferee to the trustee. We will have the right to accept the offer until the trustee has sold the shares. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee.

If a transfer to a charitable trust, as described above, would be ineffective for any reason to prevent a violation of the restriction, the transfer that would have resulted in such violation will be void ab initio, and the proposed transferee shall acquire no rights in those shares.

Any certificate representing our equity shares, and any notices delivered in lieu of certificates with respect to the issuance or transfer of uncertificated shares, will bear a legend referring to the restrictions described above. We do not expect to issue certificates representing our equity shares.

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of our equity shares that will or may violate any of the foregoing restrictions on ownership and transfer, or any person who would have owned our equity shares that resulted in a transfer of shares to a charitable trust, is required to give written notice immediately to us, or in the case of a proposed or attempted transaction, to give at least 15 days’ prior written notice, and provide us with such other information as we may request in order to determine the effect of the transfer on our status as a REIT. The foregoing restrictions on ownership and transfer will not apply if our board of trustees determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

Every owner of more than 5% (or any lower percentage as required by the Code or the regulations promulgated thereunder) in number or value of the outstanding equity shares, within 30 days after the end of each taxable year, is required to give us written notice, stating his or her name and address, the number of shares of each class and series of our equity shares that he or she beneficially owns and a description of the manner in which the shares are held. Each of these owners must provide us with additional information that we may request in order to determine the effect, if any, of his or her beneficial ownership on our status as a REIT and to ensure compliance with the ownership limits. In addition, each shareholder will upon demand be required to provide us with information that we may request in good faith in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine our compliance.

These ownership limitations could delay, defer or prevent a transaction or a change in control that might involve a premium price for our common shares or otherwise be in the best interest of our shareholders.

Transfer Agent and Registrar

We have retained American Stock Transfer & Trust Company, LLC as the transfer agent and registrar for our common shares.

Registration Rights

The purchasers of Class A common shares in our initial private placement and our follow-on private placement are entitled to the benefits of registration rights agreements between us and the initial purchaser and placement agent in those offerings, acting for itself and for the benefit of the investors in those offerings, the forms of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

Under the registration rights agreements, we agreed, at our expense, to use our commercially reasonable efforts to file with the SEC as soon as reasonably practicable but in no event later than November 21, 2013 (unless otherwise extended upon approval by our board of trustees, in which case we may defer such filing until not later than May 20, 2014) a shelf registration statement registering for resale the registrable shares (as defined in the registration rights agreements) plus any additional Class A common shares issued in respect thereof whether by share dividend, share distribution, share split, or otherwise. We refer to this registration statement as the “resale shelf registration statement.” We are obligated to use our commercially reasonable efforts to cause the resale shelf registration statement to be declared effective by the SEC as soon as practicable after the filing of the resale shelf registration statement, and in any event, subject to certain exceptions, no later than 180 days after the initial filing of the resale shelf registration statement.

If, by November 22, 2013 (unless the initial filing of the shelf registration statement is otherwise extended upon approval by our board of trustees, in which case, by May 21, 2014), we have not filed the resale shelf registration statement, other than as a result of the SEC being unable to accept such filings, then the registration rights agreements provide that our former manager will be penalized in an amount equal to the elimination of 50% of the management fee. In connection with the Management Internalization, our operating partnership acquired our former manager. Therefore, our former manager no longer receives a management fee, and this penalty is no longer payable.

In addition, if, prior to May 21, 2014 (unless the initial filing of the shelf registration statement is otherwise extended upon approval by our board of trustees, in which case, by November 17, 2014), either (1) a shelf registration statement for the resale of the registrable shares has not been declared effective by the SEC or (2) our Class A common shares have not been listed for trading on a national securities exchange, then the registration rights agreements and our bylaws require that we hold a special meeting of our shareholders for the purpose of considering and voting on the removal of our trustees then in office and electing the successors of any trustees so removed, unless the holders of at least 75% of the outstanding Class A common shares entitled to vote thereon (other than shares held by our executive officers) consent to a waiver or deferral of the requirement that we hold the special meeting.

All holders of the Class A common shares sold in our initial private offering in November 2012 and each of their respective direct and indirect transferees may elect to participate in this offering as selling shareholders, subject to:

•

execution of a customary underwriting agreement; completion and execution of any questionnaires, powers of attorney, indemnities, custody agreements, securities escrow agreements and other documents, including opinions of counsel, reasonably required under the terms of such underwriting agreement; and provision to us of such information as we may reasonably request in writing for inclusion in the registration statement;

•	compliance with the registration rights agreement in connection with our initial private placement; and

•	other conditions and limitations that may be imposed by the underwriters.

The holders of the Class A common shares sold in our follow-on private placement in March 2013 and each of their respective direct and indirect transferees do not have the right to elect to participate in this offering as selling shareholders.

Each selling shareholder has agreed with us not to directly or indirectly sell, offer to sell, grant any option or otherwise transfer or dispose of our Class A common shares not sold in this offering for 60 days after the date of this prospectus. We have agreed not to waive or otherwise modify this agreement without the prior written consent of the representatives of the underwriters of this offering.

We will agree to indemnify each selling shareholder for certain violations of federal or state securities laws in connection with any registration statement in which such selling shareholder sells our Class A common shares pursuant to these registration rights.

In connection with the Management Internalization, we entered into a registration rights agreement with AH LLC under which we agreed to use our commercially reasonable efforts to file one or more resale registration statements for AH LLC covering the Class A common shares issued to AH LLC and the Class A common shares issuable upon redemption of any Class A units held by AH LLC at the time of filing of such resale registration statements. We are obligated to file any such resale registration statements with respect to the Class A common shares currently owned by AH LLC at the later of November 21, 2013 or six months after this offering and, with respect to any Class A common shares issuable upon redemption of Class A units, upon the first anniversary of the issuance of any such Class A units. The aggregate number of Class A common shares that AH LLC will be permitted to include in the resale shelf registration statements will be limited to                      Class A common shares.

The preceding summary of certain provisions of the registration rights agreements is not intended to be complete, and is subject to, and qualified in its entirety by reference to, all of the provisions of the registration rights agreements, the forms of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

SHARES ELIGIBLE FOR FUTURE SALE

General

Upon the completion of this offering, we will have              Class A common shares outstanding (assuming the option to purchase up to an additional             Class A common shares granted to the underwriters is not exercised). Of these shares, the shares sold in this offering (             shares if the underwriters exercise their option to purchase additional shares in full) will be freely transferable without restriction or further registration under the Securities Act, subject to the limitations on ownership set forth in our charter, except for any shares held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Any Class A common shares received upon exchange of common units will be “restricted shares” as defined in Rule 144. See “—Rule 144” below.

Our Class A common shares are newly issued securities for which there is no established public trading market. No assurance can be given as to (1) the likelihood that an active market for our Class A common shares will develop, (2) the liquidity of any such market, (3) the ability of the holders of common shares to sell their common shares or (4) the prices that holders of common shares may obtain for any of their common shares. No prediction can be made as to the effect, if any, that future sales of common shares or the availability of common shares for future sale will have on the market price prevailing from time to time. Sales of substantial amounts of common shares, or the perception that such sales could occur, may affect adversely prevailing market prices of our common shares. See “Risk Factors—Risks Related to This Offering and Ownership of Our Class A Common Shares.”

Rule 144

Our Class A common shares that are “restricted” securities under the meaning of Rule 144 under the Securities Act may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption provided by Rule 144.

In general, under Rule 144 under the Securities Act, a person (or persons whose Class A common shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those common shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those common shares without regard to the other provisions of Rule 144.

A person (or persons whose Class A common shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding Class A common shares or the average weekly trading volume of our Class A common shares during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us (which requires that we are current in our periodic reports under the Exchange Act).

2012 Incentive Plan

Prior to the completion of our initial private placement in November 2012, we adopted the 2012 Incentive Plan. As of the date of this prospectus, we have granted an aggregate of 670,000 options to purchase our Class A common shares to members of our board of trustees and our executive team, employees and other service providers under the 2012 Incentive Plan, and 830,000 Class A common shares remain available for future issuance under the 2012 Incentive Plan. The aggregate number of our Class A common shares that may be issued under the 2012 Incentive Plan is equal to 1.5 million. The foregoing number of our Class A common shares available for issuance under the 2012 Incentive Plan will be increased by the number of shares subject to (1) awards previously granted under a compensatory plan by another business entity and assumed by the Company in connection with a merger, reorganization, separation or other transaction which involves the other business entity and to which section 424(a) of the Code applies, and (2) awards under the 2012 Incentive Plan granted in substitution for such assumed awards. Further, subject to any applicable listing rules, shares available for issuance under a shareholder-approved plan of a business entity that is a party to one of the foregoing types of transactions (adjusted as necessary to reflect the transaction) may be used for awards under the 2012 Incentive Plan and will not reduce the number of shares otherwise available for issuance under the 2012 Incentive Plan.

Operating Partnership Units

As of the date of this prospectus, an aggregate of 117,796,457 OP units, including 86,056,991 Class A units and 653,492 3.5% convertible perpetual preferred units, are outstanding. In connection with our acquisition of the AH LLC Portfolio, our operating partnership issued 31,085,974 Series C units to AH LLC.

In general, beginning 12 months after the date of issuance, OP units are redeemable by limited partners of our operating partnership (other than us) for cash or, at our election, our Class A common shares on a one-for-one basis. For more information, see “Operating Partnership and the Partnership Agreement—Redemption Rights.”

Under the terms of a contribution agreement entered into in December 2012, our operating partnership issued 653,492 3.5% convertible perpetual preferred units. The 3.5% convertible perpetual preferred units are convertible, at any time after June 30, 2013, into Class A units, on a one for one basis.

Under the terms of the acquisition of the AH LLC Portfolio, our operating partnership issued 31,085,974 Series C units to AH LLC. At any time, at the option of the holders, the Series C units may be converted into Class A units. If holders of the Series C units have not exercised their right to convert the Series C units into Class A units by the earlier of (i) the third anniversary of the date of original issuance of the Series C units or (ii) the date of commencement of the dissolution, liquidation or winding up of our operating partnership, then the Series C units will automatically convert into Class A units. Our operating partnership also issued 634,408 Class A units to us in consideration for that portion of the contributed assets as to which we are issuing Class B common shares.

Registration Rights

OP Unitholders

We have granted registration rights to those persons who have received or will receive Class A common shares issuable upon redemption of OP units. See “Operating Partnership and the Partnership Agreement—Registration Rights.”

AH LLC

Under the terms of a registration rights agreement, we have agreed to use our commercially reasonable efforts to file one or more resale registration statements for AH LLC covering the Class A common shares issued to AH LLC and the Class A common shares issuable upon redemption of any Class A units held by AH LLC at the time of filing of such resale registration statements. We are obligated to file any such resale registration statements with respect to the Class A common shares currently owned by AH LLC at the later of November 21, 2013 or six months after this offering and, with respect to any Class A common shares issuable upon redemption of Class A units, upon the first anniversary of the issuance of any such Class A units. The aggregate number of Class A common shares that AH LLC will be permitted to include in the resale shelf registration statements will be limited to Class A common shares.

Initial Private Placement

In our initial private placement in November 2012, we issued and sold 35,360,898 of our Class A common shares to the 2012 Investors and entered into a registration rights agreement under which the 2012 Investors are beneficiaries. Pursuant to the registration rights agreement, the 2012 Investors have a right to participate in this offering, subject to certain conditions, and holders of                  Class A common shares have exercised their rights to sell in this offering. In addition, under this registration rights agreement, we have agreed to use our commercially reasonable efforts to file a resale registration statement covering the Class A common shares sold to the 2012 Investors by November 21, 2013 (unless otherwise extended upon approval by our board of trustees, in which case we may defer such filing until not later than May 20, 2014).

Follow-on Private Placement

In our follow-on private placement in March 2013, we issued and sold 46,718,750 of our Class A common shares to the 2013 Investors and entered into a registration rights agreement under which the 2013 Investors are beneficiaries.

Pursuant to the registration rights agreement, we have agreed to use our commercially reasonable efforts to file a resale registration statement covering the Class A common shares sold to the 2013 Investors by November 21, 2013 (unless otherwise extended upon approval by our board of trustees, in which case we may defer such filing until not later than May 20, 2014).

The 2013 Investors do not have a right to participate in this offering.

Lock-Up Periods

For a description of certain lock-up periods, see “Underwriting.”

OPERATING PARTNERSHIP AND THE PARTNERSHIP AGREEMENT

The following summary of the terms of the agreement of limited partnership of our operating partnership does not purport to be complete and is subject to and qualified in its entirety by reference to the Agreement of Limited Partnership of American Homes 4 Rent, L.P. See “Where You Can Find More Information.”

General

American Homes 4 Rent, L.P., our operating partnership, was formed on October 22, 2012 to acquire, own and operate our assets. We conduct substantially all of our business through our operating partnership and its subsidiaries, and we are liable for its obligations.

Our operating partnership is structured to make distributions with respect to OP units that are equivalent to the distributions made to our common shareholders. The partnership agreement permits limited partners in our operating partnership to redeem their OP units for cash or, at our election, our common shares on a one-for-one basis (in a taxable transaction) beginning one year after the date of issuance, which enables limited partners, if our shares are then listed, to achieve liquidity for their investment.

We are the sole general partner of our operating partnership, and, upon completion of this offering, we will own approximately % of the OP units in our operating partnership. Except as otherwise expressly provided in the partnership agreement, included as described below under “—Partnership Approval for Transfers, Mergers, Sales of Assets,” we, as the sole general partner, have the exclusive power to manage and conduct the business of our operating partnership. The limited partners of our operating partnership have no authority in their capacity as limited partners to transact business for, or participate in the management activities or decisions of, our operating partnership except as required by applicable law. Consequently, we, as general partner, have full power and authority to do all things we deem necessary or desirable to conduct the business of our operating partnership, as described below. The limited partners have no power to remove us as general partner.

Capital Contributions

We will transfer substantially all of the net proceeds of this offering to our operating partnership as a capital contribution in the amount of the gross offering proceeds received from investors, and we will receive a number of OP units equal to the number of common shares issued to investors. Our operating partnership will be deemed to have simultaneously paid the selling commissions and other costs associated with this offering. If our operating partnership requires additional funds at any time in excess of capital contributions made by us or from borrowing, we may borrow funds from a financial institution or other lender and lend such funds to our operating partnership on the same terms and conditions as are applicable to our borrowing of such funds. In addition, we are authorized to cause our operating partnership to issue OP units for less than fair market value if we conclude in good faith that such issuance is in the best interest of our operating partnership and our shareholders.

Operations

The partnership agreement requires that our operating partnership be operated in a manner that will enable us to (1) satisfy the requirements for classification as a REIT for U.S. federal income tax purposes, (2) avoid any U.S. federal income or excise tax liability and (3) ensure that our operating partnership will not be classified as a “publicly traded partnership” for purposes of Section 7704 of the Code, which classification could result in our operating partnership being taxed as a corporation, rather than as a partnership.

Distributions

The partnership agreement requires that our operating partnership distribute available cash to its partners on at least a quarterly basis in accordance with their relative percentage interests or specified preferences, if any. Available cash is all cash revenues and funds received plus any reduction in reserves and minus interest and principal payments on debt, all cash expenditures (including capital expenditures) made by our operating partnership during such period, investments in any entity, any additions to reserves and other adjustments, as determined by us in our sole and absolute discretion. Distributions will be made in a manner such that a holder of one OP unit will receive the same amount of distributions from our operating partnership as the amount paid by us to a holder of one common share.

Unless we otherwise specifically agree in the partnership agreement or in an agreement entered into at the time a new class or series is created, no OP unit will be entitled to a distribution in preference to any other OP unit. A partner will not in any event receive a distribution of available cash with respect to an OP unit for a quarter or shorter period if the partner is entitled to receive a distribution out of that same available cash with respect to a share of our company for which that OP unit has been exchanged or redeemed.

Upon the liquidation of our operating partnership, after payment of debts and obligations, any remaining assets of our operating partnership will be distributed to the holders of the OP units that are entitled to any preference in distribution upon liquidation in accordance with the rights of any such class or series, and the balance, if any, will be distributed to the partners in accordance with their capital accounts, after giving effect to all contributions, distributions and allocations for all periods.

Allocations of Net Income and Net Loss

Net income and net loss of our operating partnership are determined and allocated with respect to each fiscal year of our operating partnership. Except as otherwise provided in the partnership agreement, an allocation of a share of net income or net loss is treated as an allocation of the same share of each item of income, gain, loss or deduction that is taken into account in computing net income or net loss. Except as otherwise provided in the partnership agreement, net income and net loss are allocated to the general partner and the other holders of the OP units in accordance with their respective percentage interests in the OP units at the end of each fiscal year. Upon the occurrence of certain specific events or a later issuance of additional LTIP units, our operating partnership will revalue its assets and any net increase in valuation will be allocated first to holders of LTIP units, if any, to equalize the capital accounts of such holders with the capital accounts of OP unit holders. The partnership agreement contains provisions for special allocations intended to comply with certain regulatory requirements, including the requirements of Treasury Regulations Sections 1.704-1(b), 1.704-2 and 1.752-3(a). See “Material U.S. Federal Income Tax Considerations.”

LTIP Units

We may at any time cause our operating partnership to issue LTIP units to members of our senior management. These LTIP units will vest on such terms as determined by our Compensation Committee. In general, LTIP units are a special class of OP units in our operating partnership and will receive the same quarterly per unit profit distributions as the other outstanding OP units in our operating partnership. Initially, each LTIP unit will have a capital account of zero and, therefore, the holder of the LTIP unit would receive nothing if our operating partnership were liquidated immediately after the LTIP unit is awarded. However, the partnership agreement requires that “book gain” or economic appreciation in our assets realized by our operating partnership, whether as a result of an actual asset sale or upon the revaluation of our assets, as permitted by applicable Treasury Regulations, be allocated first to LTIP units until the capital account per LTIP unit is equal to the capital account per unit of our operating partnership. The applicable Treasury Regulations provide that assets of our operating partnership may be revalued upon specified events, including upon additional capital contributions by us or other partners of our operating partnership or a later issuance of additional LTIP units. Upon equalization of the capital account of the LTIP unit with the per unit capital account of the OP units and full vesting of the LTIP unit, the LTIP unit will be convertible into an OP unit at any time. There is a risk that a LTIP unit will never become convertible because of insufficient gain realization to equalize capital accounts and, therefore, the value that a holder will realize for a given number of vested LTIP units may be less than the value of an equal number of common shares.

3.5% Convertible Perpetual Preferred Units

Under the terms of a contribution agreement entered into in December 2012, our operating partnership acquired AH LLC’s approximately one-third equity interest in RJ1 represented by a Class B membership interest in RJ LLC, which is the sole managing member of RJ1, and 20% of its promoted interest in exchange for 653,492 3.5% convertible perpetual preferred units, at $15.00 per unit, with an aggregate liquidation preference of $9.8 million. The 3.5% convertible perpetual preferred units are convertible, at any time after June 30, 2013, into Class A units, on a one for one basis, and are non-voting equity interests in our operating partnership. When authorized and declared by us, as the general partner of our operating partnership, the 3.5% convertible perpetual preferred units are entitled to a preferred annual distribution equal to $0.525 per unit. Distributions accrue on a cumulative basis from the date of original issue and are payable quarterly. The 3.5% convertible perpetual preferred units are entitled to a liquidation preference that ranks above all other equity interests in our operating partnership, except any preferred units issued by our operating partnership expressly designated as ranking senior to the 3.5% convertible perpetual preferred units, and are payable in cash or property at fair market value (as determined by us, as general partner) of $15.00 per unit, plus any accrued and unpaid distributions upon any liquidation or dissolution. On or after January 2, 2018, our operating partnership, in its sole discretion, can elect to redeem the 3.5% convertible perpetual preferred units for cash at $15.00 per unit, plus any accrued and unpaid distributions.

Series C Convertible Units

Under the terms of the acquisition of the AH LLC Portfolio, our operating partnership issued 31,085,974 Series C units, and we issued 634,408 of the Class B common shares (in the ratio of one Class B common share for each 49 Series C units), in each case based on a price per unit or share of $15.50. Our operating partnership also issued 634,408 Class A units to us in consideration for the portion of the contributed assets as to which we are issuing Class B common shares. Holders of the Series C units will be entitled to distributions equal to the actual net cash flow of the properties in the AH LLC Portfolio up to a maximum of 3.9% per unit per annum based on a price per unit of $15.50, but will not be entitled to any distributions of income generated by any other properties or operations of our company or any liquidating distributions. Holders of Class A units, including our company and AH LLC, will be entitled to any net cash flow from the AH LLC Portfolio above the maximum yield on the Series C units, as well as distributions of all other cash available for distribution from the operating partnership, subject to the distribution requirements of the 3.5% convertible perpetual preferred units. At any time, at the option of the holders, the Series C units may be converted into Class A units on the Conversion Date. If holders of the Series C units have not exercised their right to convert the Series C units into Class A units by the earlier of (i) the third anniversary of the date of original issuance of the Series C units or (ii) the date of commencement of the dissolution, liquidation or winding up of our operating partnership, then the Series C units will automatically convert into Class A units. Holders of Series C units will vote on all operating partnership matters with holders of Class A units. Without the approval of the holders of the outstanding Series C units, the properties in the AH LLC Portfolio may not be sold, mortgaged, pledged or made available for financings until conversion of the Series C units.

Partnership Approval for Transfers, Mergers, Sales of Assets

We, as general partner, may not transfer any of our units or other partnership interest, whether by sale, disposition, statutory merger or consolidation, liquidation or otherwise, unless:

•

Except as provided in the next succeeding paragraph, we receive Partnership Approval. Partnership Approval means approval obtained when the sum of the (1) the percentage interest of partners consenting to the transaction, plus (2) the product of (a) the percentage of the outstanding Class A units held by the general partner entity multiplied by (b) the percentage of the votes that were cast in favor of the transaction by the holders of the common shares of beneficial interest (or other comparable equity interest) of the general partner entity equals or exceeds the percentage required for the general partner entity’s shareholders to approve the transaction;

•	the transferee is admitted as a general partner pursuant to the terms of the partnership agreement;

•

the transferee assumes, by operation of law or express agreement, all of the obligations of the general partner under the partnership agreement with respect to such transferred partnership interest; and

•

the transferee has executed such instruments as may be necessary to effectuate such admission and to confirm the agreement of such transferee to be bound by all the terms and provisions of the partnership agreement with respect to the partnership interest so acquired and the admission of such transferee as the general partner.

We may not merge, consolidate or otherwise combine our assets with another entity, or sell all or substantially all of our assets not in the ordinary course of our business, or reclassify, recapitalize or change the terms of our outstanding shares (other than in connection with a share split, reverse share split, share dividend, change in par value, increase in authorized shares, designation or issuance of new classes of equity securities or any event that does not require the approval of our shareholders, and in which case no Partnership Approval is required), unless:

•

Partnership Approval has been obtained with respect to such transaction, and in connection with such transaction all limited partners holding partnership units will receive, or will have the right to elect to receive, for each partnership unit, consideration that is equivalent to the greatest amount of cash, securities or other property received by a holder of one of our common shares; and, if such event occurs in connection with a purchase, tender or exchange offer, each holder of partnership units has the right to receive, or elect to receive, the greatest amount of cash, securities or other property that such holder of units would have received had it exercised its right to redemption pursuant to the partnership agreement and received our common shares in exchange for its units immediately before the expiration of the purchase, tender or exchange offer and had accepted the purchase, tender or exchange offer; or

•

substantially all of the assets of our operating partnership are to be owned by a surviving entity in which our limited partners holding partnership units will hold a percentage interest based on the relative fair market value of the net assets of the operating partnership and the other net assets of such entity, which interest will be on terms that are at least as favorable as the terms of the partnership units and will include a right to redeem interests in such entity for the consideration described in the preceding bullet, cash on similar terms as those with respect to the partnership units or, if common equity securities of the person controlling the surviving entity are publicly traded, such common equity securities.

We may not voluntarily withdraw as a general partner of the operating partnership without Partnership Approval. With certain limited exceptions, the limited partners may not transfer their interests in our operating partnership, in whole or in part, without our prior written consent, which consent may be withheld in our sole and absolute discretion. With respect to limited partners that are also holders of Class B common shares, with certain limited exceptions, the general partner may only prohibit a transfer of interests if it has not received a written legal opinion that such transfer would not require the filing of a registration statement or otherwise violate federal or state securities laws or regulations applicable to the partnership. We also have the right to prohibit transfers by limited partners under certain circumstances if it would have certain adverse tax consequences to us or our operating partnership.

Except with our consent to the admission of the transferee as a limited partner, no transferee has any rights by virtue of the transfer other than the rights of an assignee, and is not entitled to vote OP units in any matter presented to the limited partners for a vote. We, as general partner, have the right to consent to the admission of a transferee of the interest of a limited partner, which consent may be given or withheld by us in our sole and absolute discretion.

Redemption Right

As a general rule, limited partners have the right to cause our operating partnership to redeem their OP units at any time beginning one year following the date of the issuance of the OP units held by any such limited partner. If we give the limited partners notice of our intention to make an extraordinary distribution of cash or property to our shareholders or effect a merger, a sale of all or substantially all of our assets, or any other similar extraordinary transaction, each limited partner may exercise its right to redeem its OP units, regardless of the length of time such limited partner has held its OP units.

Limited partners generally do not have redemption rights until one year following the date of the initial issuance of the OP units. After the one year period, the redemption amount per unit is based on the market value of our common shares at the time of redemption. If our shares are then traded on a stock exchange, the market value will be equal to the average of the closing trading price of our common shares for the 10 trading days before the day on which we received the redemption notice.

We have the right to elect to acquire the OP units being redeemed directly from a limited partner in exchange for either cash in the amount specified above or a number of our common shares equal to the number of OP units offered for redemption, adjusted as specified in the partnership agreement to take into account prior share dividends or any subdivisions or combinations of our common shares. As general partner, we have the sole discretion to elect whether the redemption right will be satisfied by us in cash or our common shares. No redemption or exchange can occur if delivery of common shares by us is prohibited either under the provisions of our declaration of trust or under applicable federal or state securities laws, in each case regardless of whether we would in fact elect to assume and satisfy the unit redemption right with shares.

Issuance of Additional Partnership Interests

We, as general partner, are authorized to cause our operating partnership to issue additional OP units or other partnership interests to its partners, including us and our affiliates, or other persons. These OP units may be issued in one or more classes or in one or more series of any class, with designations, preferences and relative, participating, optional or other special rights, powers and duties, including rights, powers and duties senior to one or more other classes of partnership interests (including OP units held by us), as determined by us in our sole and absolute discretion without the approval of any limited partner, subject to the limitations described below.

No OP unit or interest may be issued to us as general partner or limited partner unless:

•

our operating partnership issues OP units or other partnership interests in connection with the grant, award or issuance of shares or other equity interests in us having designations, preferences and other rights such that the economic interests attributable to the newly issued shares or other equity interests in us are substantially similar to the designations, preferences and other rights, except voting rights, of the OP units or other partnership interests issued to us, and we contribute to our operating partnership the proceeds from the issuance of the shares or other equity interests received by us;

•	we make an additional capital contribution to our operating partnership; or

•

our operating partnership issues the additional OP units or other partnership interests to all partners holding OP units or other partnership interests in the same class in proportion to their respective percentage interests in that class.

Indemnification and Limitation of Liability

The partnership agreement expressly limits our liability by providing that neither we, as the general partner of our operating partnership, nor any of our trustees or officers, will be liable or accountable in damages to our operating partnership, the limited partners or assignees for errors in judgment, mistakes of fact or law or for any act or omission if we, or such trustee or officer, acted in good faith. In addition, our operating partnership is required to indemnify us, and our officers, trustee, employees, agents and designees to the fullest extent permitted by applicable law from and against any and all claims arising from operations of our operating partnership, unless it is established that (1) the act or omission was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, (2) the indemnified party actually received an improper personal benefit in money, property or services or (3) in the case of a criminal proceeding, the indemnified person had reasonable cause to believe that the act or omission was unlawful. Our operating partnership also must pay or reimburse the reasonable expenses of any such person upon its receipt of a written affirmation of the person’s good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to repay any amounts paid or advanced if it is ultimately determined that the person did not meet the standard of conduct for indemnification.

Amendment of Partnership Agreement

Amendments to the partnership agreement may be proposed by us, as general partner, or by any limited partner holding partnership interests representing 25% or more of the percentage interests entitled to vote thereon. In general, the partnership agreement may be amended only with the approval of the general partner and the written consent of the partners holding partnership interests representing more than 50% of the percentage interests entitled to vote thereon. However, as general partner, we have the power, without the consent of the limited partners, to amend the partnership agreement as may be required:

•	to add to our obligations as general partner or surrender any right or power granted to us as general partner or any affiliate of ours for the benefit of the limited partners;

•	to reflect the admission, substitution, termination or withdrawal of partners in compliance with the partnership agreement;

•	to set forth the designations, rights, powers, duties and preferences of the holders of any additional partnership interests issued in accordance with the authority granted to us as general partner;

•

to reflect a change that does not adversely affect the limited partners in any material respect, or to cure any ambiguity, correct or supplement any provision in the partnership agreement not inconsistent with law or with other provisions of the partnership agreement, or make other changes with respect to matters arising under the partnership agreement that are not inconsistent with law or with the provisions of the partnership agreement;

•	to modify the manner in which capital accounts, or any debits or credits thereto, are computed;

•

to include provisions referenced in future U.S. federal income tax guidance relating to compensatory partnership interests issued and made effective after the date hereof or in connection with any elections that we determine are reasonably necessary in respect of such guidance; and

•	to satisfy any requirements, conditions or guidelines contained in any order, directive, opinion, ruling or regulation of a federal, state or local agency or contained in federal, state or local law.

The approval of a majority of the partnership interests held by limited partners other than us is necessary to amend provisions regarding, among other things:

•	the issuance of partnership interests in general and the restrictions imposed on the issuance of additional partnership interests to us in particular;

•	the prohibition against removing us as general partner by the limited partners;

•	restrictions on our power to conduct businesses other than owning partnership interests of our operating partnership and the relationship of our common shares to OP units;

•	limitations on transactions with affiliates;

•	our liability as general partner for monetary or other damages to our operating partnership; or

•	the transfer of partnership interests held by us or the dissolution of our operating partnership.

Amendments to the partnership agreement that would, among other things, (1) convert a limited partner’s interest into a general partner’s interest, (2) modify the limited liability of a limited partner, (3) alter the interest of a partner in profits or losses, or the right to receive any distributions, except as permitted under the partnership agreement with respect to the admission of new partners or the issuance of additional OP units, or (4) materially alter the unit redemption right of the limited partners, must be approved by each affected limited partner or any assignee who is a bona fide financial institution that loans money or otherwise extends credit to a holder of OP units or partnership interests that would be adversely affected by the amendment.

Registration Rights

Our operating partnership’s limited partners (other than us and our subsidiaries) will have the right to require our operating partnership to redeem part or all of their OP units for cash, or, at our election, common shares. We have granted registration rights to those persons who will receive common shares issuable upon redemption of OP units. These registration rights require us to use commercially reasonable efforts to seek to register all such common shares for sale approximately twelve months after issuance of such OP units, if we are eligible to file a registration statement on Form S-3 at the time. Our operating partnership will bear expenses incident to these registration requirements. However, neither we nor the operating partnership will bear the costs of any underwriting discounts or commissions.

Term

Our operating partnership will continue until dissolved pursuant to the partnership agreement or as otherwise provided by law.

Tax Matters

Pursuant to the partnership agreement, the general partner is the tax matters partner of our operating partnership. Accordingly, through our role as the general partner of our operating partnership, we have authority to make tax elections under the Code on behalf of our operating partnership, and to take such other actions as permitted under the partnership agreement.

Conflicts of Interest

Conflicts of interest exist or could arise in the future as a result of our relationships with our operating partnership or any limited partner of our operating partnership. Our trustees and officers have duties to our company and our shareholders under applicable Maryland law in connection with their management of our company. At the same time, we, as sole general partner, have fiduciary duties to our operating partnership and to its limited partners under Delaware law in connection with the management of our operating partnership. Our duties as sole general partner to our operating partnership and its partners may come into conflict with the duties of our trustees and officers to our company and our shareholders. The partnership agreement provides that in the event of a conflict between the interests of the limited partners of our operating partnership and our shareholders, we shall act in the interests of our shareholders, and we shall not be liable for monetary or other losses sustained, liabilities incurred or benefits not derived by limited partners in our operating partnership in connection therewith.

MATERIAL PROVISIONS OF MARYLAND LAW AND OF OUR DECLARATION OF TRUST AND BYLAWS

Our Board of Trustees

Our declaration of trust and bylaws provide that the number of trustees of our company will not be less than two and, unless our bylaws are amended, not more than 15, and the number of trustees of our company may be increased or decreased pursuant to our bylaws by a vote of the majority of our entire board of trustees. Our declaration of trust and bylaws provide that, at such time as we become eligible to elect to be subject to Title 3, Subtitle 8 of the MGCL and subject to the rights of holders of one or more classes or series of preferred shares and subject to the rights of shareholders to fill any vacancy that results from the removal of a trustee at a special election meeting as described above under the caption “Registration Rights,” any vacancy may be filled only by a majority of the remaining trustees, even if the remaining trustees do not constitute a quorum, and any trustee elected to fill a vacancy will serve for the full term of the trusteeship in which such vacancy occurred and until a successor is elected.

Pursuant to our declaration of trust and bylaws, each member of our board of trustees is elected by our shareholders to serve until the next annual meeting of shareholders and until his or her successor is duly elected and qualifies. Holders of our common shares have no right to cumulative voting in the election of trustees, and trustees are elected by a plurality of all the votes cast in the election of trustees. Consequently, at each annual meeting of shareholders, the holders of a majority of our common shares are able to elect all of our trustees.

Removal of Trustees

In general, our declaration of trust provides that, subject to the rights of holders of one or more classes or series of preferred shares to elect or remove one or more trustees, a trustee may be removed only for cause (as defined in our declaration of trust) and only by the affirmative vote of holders of shares entitled to cast at least two-thirds of the votes entitled to be cast generally in the election of trustees. Except as described below, this provision, when coupled with the exclusive power of our board of trustees to fill vacant trusteeships, may preclude shareholders from removing incumbent trustees except for cause and by a substantial affirmative vote and filling the vacancies created by such removal with their own nominees.

As described above under the caption “Registration Rights,” we may be required by the registration rights agreement and our bylaws to hold a special meeting of our shareholders for the purpose of considering and voting on the removal of our trustees then in office and electing the successors of any trustees so removed (a special election meeting) unless the requirement is waived or deferred in accordance with the registration rights agreement and our bylaws. At a special election meeting, a trustee may be removed with or without cause by the affirmative vote of holders of shares entitled to cast at least two-thirds of the votes entitled to be cast generally in the election of trustees.

Business Combinations

Under provisions of the MGCL that apply to Maryland real estate investment trusts, certain “business combinations” (including a merger, consolidation, share exchange or, in certain circumstances specified under the statute, an asset transfer or issuance or reclassification of equity securities) between a Maryland real estate investment trust and any interested shareholder, or an affiliate of such an interested shareholder, are prohibited for five years after the most recent date on which the interested shareholder becomes an interested shareholder. Maryland law defines an interested shareholder as:

•	any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the trust’s outstanding voting shares; or

•

an affiliate or associate of the trust who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then-outstanding voting shares of the trust.

A person is not an interested shareholder under the statute if the board of trustees approves in advance the transaction by which the person otherwise would have become an interested shareholder. In approving a transaction, however, the board of trustees may provide that its approval is subject to compliance at or after the time of the approval, with any terms and conditions determined by the board of trustees.

After the five-year prohibition, unless, among other conditions, the trust’s common shareholders receive a minimum price (as described under Maryland law) for their shares and the consideration is received in cash or in the same form as previously paid by the interested shareholder for its shares, any business combination between the trust and an interested shareholder generally must be recommended by the board of trustees and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding voting shares of the trust; and

•

two-thirds of the votes entitled to be cast by holders of voting shares of the trust other than shares held by the interested shareholder with whom (or with whose affiliate) the business combination is to be effected or shares held by an affiliate or associate of the interested shareholder.

These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a trust’s board of trustees prior to the time that the interested shareholder becomes an interested shareholder. As permitted by the MGCL, our board of trustees has adopted a resolution exempting any business combination between us and any other person from the provisions of this statute, provided that the business combination is first approved by our board of trustees (including a majority of trustees who are not affiliates or associates of such persons). However, our board of trustees may repeal or modify this resolution at any time in the future, in which case the applicable provisions of this statute will become applicable to business combinations between us and interested shareholders.

Control Share Acquisitions

Maryland law provides that “control shares” of a Maryland real estate investment trust acquired in a “control share acquisition” have no voting rights except to the extent approved at a special meeting of shareholders by the affirmative vote of two-thirds of the votes entitled to be cast on the matter, excluding shares in a Maryland real estate investment trust in respect of which any of the following persons is entitled to exercise or direct the exercise of the voting power of such shares in the election of trustees: (1) a person who makes or proposes to make a control share acquisition; (2) an officer of the trust; or (3) an employee of the trust who is also a trustee of the trust. “Control shares” are voting shares that, if aggregated with all other such shares previously acquired by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing trustees within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval. A “control share acquisition” means the acquisition, directly or indirectly, of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and making an “acquiring person statement” as described in the MGCL), may compel our board of trustees to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the control shares. If no request for a special meeting is made, we may present the question at any shareholders meeting.

If voting rights of control shares are not approved at the meeting or if the acquiring person does not deliver an “acquiring person statement” as required by Maryland law, then, subject to certain conditions and limitations, the trust may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of shareholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a shareholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights, unless appraisal rights are eliminated under the declaration of trust. Our declaration of trust eliminates all appraisal rights of shareholders. The control share acquisition statute does not apply (1) to shares acquired in a merger, consolidation or share exchange if we are a party to the transaction or (2) to acquisitions approved or exempted by the declaration of trust or bylaws of the trust.

Our bylaws contain a provision exempting from the control share acquisition statute any acquisition by any person of our shares. There can be no assurance that such provision will not be amended or eliminated at any time in the future.

Maryland Unsolicited Takeovers Act

Subtitle 8 of Title 3 of the MGCL permits a Maryland real estate investment trust with a class of equity securities registered under the Exchange Act and at least three independent trustees to elect to be subject, by provision in its declaration of trust or bylaws or a resolution of its board of trustees and notwithstanding any contrary provision in the declaration of trust or bylaws, to any or all of the following five provisions:

•	a classified board;

•	a two-thirds shareholder vote requirement for removing a trustee;

•	a requirement that the number of trustees be fixed only by vote of the trustees;

•	a requirement that a vacancy on the board be filled only by the remaining trustees and for the remainder of the full term of the class of trustees in which the vacancy occurred; and

•	a requirement that requires the request of the holders of at least a majority of all votes entitled to be cast to call a special meeting of shareholders.

Our declaration of trust provides that, at such time as we become eligible to make a Subtitle 8 election, we elect to be subject to the provisions of Subtitle 8 relating to the filling of vacancies on our board of trustees. Through provisions in our declaration of trust and bylaws unrelated to Subtitle 8, we also (1) require the affirmative vote of the holders of not less than two-thirds of all of the votes entitled to be cast on the matter for the removal of any trustee from our board, which removal will be allowed only for cause, (2) vest in our board the exclusive power to fix the number of trusteeships, subject to limitations set forth in our declaration of trust and bylaws, and fill vacancies and (3) require, unless called by the Executive Chairman of our board of trustees, the President or Chief Executive Officer or our board of trustees, the written request of shareholders entitled to cast a majority of all votes entitled to be cast at such meeting to call a special meeting. We have not elected to create a classified board. In the future, our board of trustees may elect, without shareholder approval, to create a classified board or adopt one or more of the other provisions of Subtitle 8.

Meetings of Shareholders

Pursuant to our bylaws, an annual meeting of our shareholders for the purpose of the election of trustees and the transaction of any business will be held on a date and at the time and place set by our board of trustees. Each of our trustees is elected by our shareholders to serve until the next annual meeting and until his or her successor is duly elected and qualifies under Maryland law. The next annual meeting of our shareholders after completion of this offering and the concurrent private placement will be held in 2013. In addition, our Chairman, Chief Executive Officer, President or our board of trustees may call a special meeting of our shareholders. Subject to the provisions of our bylaws, a special meeting of our shareholders to act on any matter that may properly be considered by our shareholders will also be called by our secretary upon the written request of shareholders entitled to cast a majority of all the votes entitled to be cast at the meeting on such matter, accompanied by the information required by our bylaws. Our Secretary will inform the requesting shareholders of the reasonably estimated cost of preparing and mailing the notice of meeting (including our proxy materials), and the requesting shareholder must pay such estimated cost before our secretary may prepare and mail the notice of the special meeting.

Amendment of Our Declaration of Trust and Extraordinary Transactions

Under Title 8, a Maryland real estate investment trust generally cannot amend its declaration of trust or merge with another entity unless declared advisable by a majority of the board of trustees and approved by the affirmative vote of shareholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter, is set forth in the real estate investment trust’s declaration of trust. Our declaration of trust provides that such actions (other than certain amendments to the provisions of our declaration of trust related to the removal of trustees, the restrictions on ownership and transfer of our shares and termination of the trust) may be taken if declared advisable by a majority of our board of trustees and approved by the vote of shareholders holding a majority of the votes entitled to be cast on the matter.

Our board of trustees has the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws.

Bylaws Amendments

Except as described below, our board of trustees has the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws.

Pursuant to our bylaws, we are required to hold a special meeting of our shareholders for the purpose of considering and voting on the removal of our trustees then in office and electing the successors of any trustees so removed (a special election meeting) if, by May 21, 2014 (unless the initial filing of the shelf registration statement is otherwise extended upon approval by our board of trustees, in which case, by November 17, 2014), the resale shelf registration statement we are required to file with the SEC pursuant to the registration rights agreement has not been declared effective by the SEC and either (i) we have not completed an initial public offering of our common shares or (ii) the common shares sold in this offering have not been listed for trading on a national securities exchange. The provisions in our bylaws relating to a special election meeting and the amendment thereof may not be amended without the affirmative vote or written or electronic consent of holders of at least 75% of the outstanding common shares entitled to vote thereon (other than shares held by our executive officers).

Advance Notice of Trustee Nominations and New Business

Our bylaws provide that, with respect to an annual meeting of shareholders, nominations of individuals for election to our board of trustees and the proposal of other business to be considered by our shareholders at an annual meeting of shareholders may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of our board of trustees or (3) by a shareholder who was a shareholder of record both at the time of giving of notice and at the time of the meeting, who is entitled to vote at the meeting on the election of the individual so nominated or such other business and who has complied with the advance notice procedures set forth in our bylaws, including a requirement to provide certain information about the shareholder and its affiliates and the nominee or business proposal, as applicable.

With respect to special meetings of shareholders, only the business specified in our notice of meeting may be brought before the meeting. Nominations of individuals for election to our board of trustees may be made at a special meeting of shareholders at which trustees are to be elected only (1) by or at the direction of our board of trustees or (2) provided that the special meeting has been properly called for the purpose of electing trustees, by a shareholder who was a shareholder of record both at the time of giving of notice and at the time of the meeting, who is entitled to vote at the meeting on the election of each individual so nominated and who has complied with the advance notice provisions set forth in our bylaws, including a requirement to provide certain information about the shareholder and its affiliates and the nominee.

Anti-Takeover Effect of Certain Provisions of Maryland Law and Our Declaration of Trust and Bylaws

Our declaration of trust and bylaws and Maryland law contain provisions that may delay, defer or prevent a change in control or other transaction that might involve a premium price for our common shares or otherwise be in the best interests of our shareholders, including:

•	business combination provisions;

•	supermajority vote and cause requirements for removal of trustees;

•

requirement that shareholders holding at least a majority of our outstanding common shares must act together to make a written request before our shareholders can require us to call a special meeting of shareholders;

•	provisions that vacancies on our board of trustees may be filled only by the remaining trustees for the full term of the trusteeship in which the vacancy occurred;

•	the power of our board to increase or decrease the aggregate number of authorized shares or the number of shares of any class or series of shares;

•	the power of our board of trustees to cause us to issue additional shares of any class or series and to fix the terms of one or more classes or series of shares without shareholder approval;

•	the restrictions on ownership and transfer of our shares; and

•	advance notice requirements for trustee nominations and shareholder proposals.

Likewise, if the resolution opting out of the business combination provisions of the MGCL were repealed or the provision in the bylaws opting out of the control share acquisition provisions of the MGCL were rescinded, these provisions of the MGCL could have similar anti-takeover effects.

Limitation of Trustees’ and Officers’ Liability and Indemnification

Title 8 permits a Maryland real estate investment trust to include in its declaration of trust a provision limiting the liability of its trustees and officers to the trust and its shareholders for money damages except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our declaration of trust contains such a provision that eliminates such liability to the maximum extent permitted by Maryland law.

Title 8 permits a Maryland real estate investment trust to indemnify and advance expenses to its trustees, officers, employees and agents to the same extent as permitted by the MGCL for directors and officers of a Maryland corporation. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or are threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under the MGCL, a Maryland corporation may not indemnify a director or officer for an adverse judgment in a suit by or in the right of the corporation or if the director or officer was adjudged liable on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses.

In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of:

•	a written affirmation by such director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

•

a written undertaking by such director or officer or on such director’s or officer’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director did not meet the standard of conduct.

Our declaration of trust and bylaws obligate us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any individual who is a present or former trustee or officer of the Trust and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity; and

•

any individual who, while a trustee or officer of the Trust and at the request of the Trust, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity.

Our declaration of trust and bylaws also permit us, with the approval of our board of trustees, to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and to any employee or agent of our company or a predecessor of our company.

In addition, we have entered into indemnification agreements with each of our trustees and executive officers that provide for indemnification to the maximum extent permitted by Maryland law.

Insofar as the foregoing provisions permit indemnification of trustees, officers or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

REIT Qualification

Our declaration of trust provides that our board of trustees may revoke or otherwise terminate our REIT election, without approval of our shareholders, if it determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax considerations relating to our qualification and taxation as a real estate investment trust, a “REIT,” and the acquisition, holding, and disposition of our common shares. For purposes of the following discussion, references to “our Company,” “we” and “us” mean only American Homes 4 Rent and not its subsidiaries or affiliates. This summary is based upon the Code of 1986, as amended, or the “Code,” the Treasury Regulations, rulings and other administrative interpretations and practices of the IRS (including administrative interpretations and practices expressed in private letter rulings which are binding on the IRS only with respect to the particular taxpayers who requested and received those rulings), and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. We have not sought and will not seek an advance ruling from the IRS regarding any matter discussed in this section. The summary is also based upon the assumption that we will operate the Company and its subsidiaries and affiliated entities in accordance with their applicable organizational documents. This summary is for general information only, and does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular investor in light of its investment or tax circumstances, or to investors subject to special tax rules, including:

•	a tax-exempt organization, except to the extent discussed below in “—Taxation of U.S. Shareholders—Taxation of Tax-Exempt Shareholders,”

•	a broker-dealer,

•

a non-U.S. corporation, non-U.S. partnership, non-U.S. trust, non-U.S. estate, or individual who is not taxed as a citizen or resident of the United States, all of which may be referred to collectively as “non-U.S. persons,”

•	a trust, estate, regulated investment company, or “RIC,” REIT, financial institution, insurance company or S corporation,

•	investors subject to the alternative minimum tax provisions of the Code,

•	investors holding the common shares as part of a hedge, straddle, conversion or other risk-reduction or constructive sale transaction,

•	investors holding the common shares through a partnership or similar pass-through entity,

•	a person with a “functional currency” other than the U.S. dollar,

•	beneficially or constructively holding 10% or more (by vote or value) of the beneficial interest in us,

•	a person who does not hold the common shares as a “capital asset,” within the meaning of Section 1221 of the Code,

•	a U.S. expatriate, or

•	investors otherwise subject to special tax treatment under the Code.

This summary does not address state, local or non-U.S. tax considerations.

Each prospective investor is advised to consult his or her tax advisor to determine the impact of his or her personal tax situation on the anticipated tax consequences of the acquisition, ownership and sale of our common shares. This includes the federal, state, local, foreign and other tax consequences of the ownership and sale of our common shares and the potential changes in applicable tax laws.

Taxation of the Company as a REIT

General

We intend to elect to be taxed as a REIT commencing with our first taxable year ended December 31, 2012. A REIT generally is not subject to U.S. federal income tax on the income that it distributes to shareholders provided that the REIT meets the applicable REIT distribution requirements and other requirements for qualification as a REIT under the Code. We believe that we are organized and that we have operated and we intend to continue to operate in a manner to qualify for taxation as a REIT under the Code. However, qualification and taxation as a REIT depends upon our ability to meet the various qualification tests imposed under the Code, including through our actual annual (or in some cases quarterly) operating results, requirements relating to income, asset ownership, distribution levels and diversity of share ownership, and the various other REIT qualification requirements imposed under the Code. Given the complex nature of the REIT qualification requirements, the ongoing importance of factual determinations and the possibility of future change in our circumstances, we cannot provide any assurances that we have been or will be organized or operated in a manner so as to satisfy the requirements for qualification and taxation as a REIT under the Code, or that we will meet in the future the requirements for qualification and taxation as a REIT. See “—Failure to Qualify as a REIT.”

The sections of the Code that relate to our qualification and operation as a REIT are highly technical and complex. This discussion sets forth the material aspects of the sections of the Code that govern the U.S. federal income tax treatment of a REIT and its shareholders. This summary is qualified in its entirety by the applicable Code provisions, relevant rules and Treasury regulations, and related administrative and judicial interpretations.

Taxation

For each taxable year in which we qualify for taxation as a REIT, we generally will not be subject to U.S. federal corporate income tax on our net income that is distributed currently to our shareholders. Shareholders generally will be subject to taxation on dividends (other than designated capital gain dividends and “qualified dividend income”) at rates applicable to ordinary income, instead of at lower capital gain rates. Qualification for taxation as a REIT enables the REIT and its shareholders to substantially eliminate the “double taxation” (that is, taxation at both the corporate and shareholder levels) that generally results from an investment in a regular corporation. Regular corporations (non-REIT “C” corporations) generally are subject to U.S. federal corporate income taxation on their income and shareholders of regular corporations are subject to tax on any dividends that are received. Currently, however, shareholders of regular corporations who are taxed at individual rates generally are taxed on dividends they receive at capital gains rates, which are currently lower for individuals than ordinary income rates, and shareholders of regular corporations who are taxed at regular corporate rates will receive the benefit of a dividends received deduction that substantially reduces the effective rate that they pay on such dividends. Subject to certain limited exceptions, dividends received from REITs are generally not eligible for taxation at the preferential dividend income rates currently available to individual U.S. shareholders who receive dividends from taxable subchapter “C” corporations, and corporate shareholders of a REIT are not eligible for the dividends received deduction. Income earned by a REIT and distributed currently to its shareholders generally will be subject to lower aggregate rates of U.S. federal income taxation than if such income were earned by a non-REIT “C” corporation, subjected to corporate income tax, and then distributed to shareholders and subjected to tax either at capital gain rates or the effective rate paid by a corporate recipient entitled to the benefit of the dividends received deduction.

Any net operating losses, foreign tax credits and other tax attributes of a REIT generally do not pass through to our shareholders, subject to special rules for certain items such as the capital gains that we recognize.

Even if we qualify for taxation as a REIT, we will be subject to U.S. federal income tax in the following circumstances:

(1)	We will be taxed at regular corporate rates on any undistributed “REIT taxable income.” REIT taxable income is the taxable income of the REIT subject to specified adjustments, including a deduction for dividends paid.

(2)	We (or our shareholders) may be subject to the “alternative minimum tax” on our undistributed items of tax preference, if any.

(3)	If we have (1) net income from the sale or other disposition of “foreclosure property” that is held primarily for sale to customers in the ordinary course of business, or (2) other non-qualifying income from foreclosure property, such income will be subject to tax at the highest corporate rate.

(4)	Our net income from “prohibited transactions” will be subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property.

(5)	If we fail to satisfy either the 75% gross income test or the 95% gross income test, as discussed below, but our failure is due to reasonable cause and not due to willful neglect and we nonetheless maintain our qualification as a REIT because of specified cure provisions, we will be subject to a 100% tax on an amount equal to (a) the greater of (1) the amount by which we fail the 75% gross income test or (2) the amount by which we fail the 95% gross income test, as the case may be, multiplied by (b) a fraction intended to reflect our profitability.

(6)	We will be subject to a 4% nondeductible excise tax on the excess of the required distribution over the sum of amounts actually distributed, excess distributions from the preceding tax year and amounts retained for which U.S. federal income tax was paid, if we fail to make the required distributions by the end of a calendar year. The required distributions for each calendar year is equal to the sum of:

•	85% of our REIT ordinary income for the year;

•	95% of our REIT capital gain net income for the year other than capital gains we elect to retain and pay tax on as described below; and

•	any undistributed taxable income from prior taxable years.

(7)	We will be subject to a 100% penalty tax on some payments we receive (or on certain expenses deducted by a taxable REIT subsidiary) if arrangements among us, our tenants, and our taxable REIT subsidiaries do not reflect arm’s-length terms.

(8)	If we acquire any assets from non-REIT “C” corporations in a transaction in which the basis of the assets in our hands is determined by reference to the basis of the asset in the hands of the C corporation, we would be liable for corporate income tax, at the highest applicable corporate rate for the “built-in gain” with respect to those assets if we disposed of those assets. To the extent that assets are transferred to us in a carry-over basis transaction by a partnership in which a corporation owns an interest, we will be subject to this tax in proportion to the non-REIT “C” corporation’s interest in the partnership. Built-in gain is the amount by which an asset’s fair market value exceeds its adjusted tax basis at the time we acquire the asset. The results described in this paragraph assume that the non-REIT corporation will not elect, in lieu of this treatment, to be subject to an immediate tax when the asset is acquired by us. The IRS has issued proposed Treasury regulations which would exclude from the application of this built-in gains tax any gain from the sale of property acquired by us in an exchange under Section 1031 (a like kind exchange) or 1033 (an involuntary conversion) of the Code. The proposed Treasury regulations described above will not be effective unless they are issued in their final form, and as of the date of this prospectus it is not possible to determine whether the proposed Treasury regulations will be finalized in their current form or at all.

(9)	We may elect to retain and pay U.S. federal income tax on our net long-term capital gain. In that case, a U.S. shareholder would include its proportionate share of our undistributed long-term capital gain (to the extent that we make a timely designation of such gain to the shareholder) in its income, would be deemed to have paid the tax we paid on such gain, and would be allowed a credit for its proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the basis of the U.S. shareholder in our common shares.

(10)	If we violate the asset tests (other than certain de minimis violations) or other requirements applicable to REITs, as described below, but our failure is due to reasonable cause and not due to willful neglect and we nevertheless maintain our REIT qualification because of specified cure provisions, we will be subject to a tax equal to the greater of $50,000 or the amount determined by multiplying the net income generated by such non-qualifying assets by the highest rate of tax applicable to regular “C” corporations during periods when such assets would have caused us to fail the asset test.

(11)	If we fail to satisfy a requirement under the Code which would result in the loss of our REIT qualification, other than a failure to satisfy a gross income test, or an asset test as described in paragraph 10 above, but nonetheless maintain our qualification as a REIT because the requirements of certain relief provisions are satisfied, we will be subject to a penalty of $50,000 for each such failure.

(12)	If we fail to comply with the requirements to send annual letters to our shareholders requesting information regarding the actual ownership of our common shares and the failure was not due to reasonable cause or was due to willful neglect, we will be subject to a $25,000 penalty or, if the failure is intentional, a $50,000 penalty.

(13)	The earnings of any subsidiaries that are subchapter “C” corporations, including any TRS, are subject to U.S. federal corporate income tax.

Notwithstanding our qualification as a REIT, we and our subsidiaries may be subject to a variety of taxes, including payroll taxes and state, local, and foreign income, property and other taxes on our assets, operations and/or net worth. We could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification as a REIT

The Code defines a “REIT” as a corporation, trust or association:

(1)	that is managed by one or more trustees or trustees;

(2)	that issues transferable shares or transferable certificates to evidence its beneficial ownership;

(3)	that would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code;

(4)	that is neither a financial institution nor an insurance company within the meaning of certain provisions of the Code;

(5)	that is beneficially owned by 100 or more persons;

(6)	not more than 50% in value of the outstanding shares or other beneficial interest of which is owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities and as determined by applying certain attribution rules) during the last half of each taxable year;

(7)	that makes an election to be a REIT for the current taxable year, or has made such an election for a previous taxable year that has not been revoked or terminated, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status;

(8)	that uses a calendar year for U.S. federal income tax purposes;

(9)	that meets other applicable tests, described below, regarding the nature of its income and assets and the amount of its distributions; and

(10)	that has no earnings and profits from any non-REIT taxable year at the close of any taxable year.

The Code provides that conditions (1), (2), (3) and (4) above must be met during the entire taxable year and condition (5) above must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxed as a REIT. Condition (6) must be met during the last half of each taxable year. For purposes of determining share ownership under condition (6) above, a supplemental unemployment compensation benefits plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes generally is considered an individual. However, a trust that is a qualified trust under Code Section 401(a) generally is not considered an individual, and beneficiaries of a qualified trust are treated as holding shares of a REIT in proportion to their actuarial interests in the trust for purposes of condition (6) above. If we fail to satisfy these share ownership requirements, we will fail to qualify as a REIT unless we qualify for certain relief provisions described in the following paragraph.

To monitor our compliance with condition (6) above, we are generally required to maintain records regarding the actual ownership of our common shares. To do so, we must demand written statements each year from the record holders of certain specified percentages of our common shares pursuant to which the record holders must disclose the actual owners of the common shares (i.e., the persons required to include in gross income the dividends paid by us). We must maintain a list of those persons failing or refusing to comply with this demand as part of our records. We could be subject to monetary penalties if we fail to comply with these record-keeping requirements. A shareholder that fails or refuses to comply with the demand is required by Treasury regulations to submit a statement with its tax return disclosing the actual ownership of our shares and other information. If we comply with the record-keeping requirement and we do not know or, exercising reasonable diligence, would not have known of our failure to meet condition (6) above, then we will be treated as having met condition (6) above.

For purposes of condition (8), we adopted December 31 as our year end, and thereby satisfy this requirement.

Effect of Subsidiary Entities

Ownership of Interests in Partnerships and Limited Liability Companies. In the case of a REIT which is a partner in a partnership or a member in a limited liability company treated as a partnership for U.S. federal income tax purposes, Treasury regulations provide that the REIT will be deemed to own its pro rata share of the assets of the partnership or limited liability company, as the case may be, based on its capital interests in such partnership or limited liability company. Also, the REIT will be deemed to be entitled to the income of the partnership or limited liability company attributable to its pro rata share of the assets of that entity. The character of the assets and gross income of the partnership or limited liability company retains the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests. Thus, our pro rata share of the assets and items of income of our operating partnership, including our operating partnership’s share of these items of any partnership or limited liability company in which we own an interest, are treated as our assets and items of income for purposes of applying the requirements described in this prospectus, including the income and asset tests described below.

We have included a brief summary of the rules governing the U.S. federal income taxation of partnerships and limited liability companies and their partners or members below in “—Tax Aspects of Our Ownership of Interests in the Operating Partnership and other Partnerships and Limited Liability Companies.” We believe that we have operated and we intend to continue to operate our operating partnership and the subsidiary partnerships and limited liability companies in which our operating partnership invests in a manner consistent with the requirements for our qualification and taxation as a REIT. In the future, we may be a limited partner or non-managing member in some of our partnerships and limited liability companies. If such a partnership or limited liability company were to take actions which could jeopardize our qualification as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause us to fail a REIT income or asset test, and that we would not become aware of such action in a time frame which would allow us to dispose of our interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, we could fail to qualify as a REIT unless entitled to relief, as described below.

Ownership of Interests in Qualified REIT Subsidiaries. We may own 100% of the stock of one or more corporations that are qualified REIT subsidiaries. A corporation will qualify as a qualified REIT subsidiary if we own 100% of its stock and it is not a taxable REIT subsidiary. A qualified REIT subsidiary will not be treated as a separate corporation, and all assets, liabilities and items of income, deduction and credit of a qualified REIT subsidiary will be treated as our assets, liabilities and such items (as the case may be) for all purposes of the Code, including the REIT qualification tests. For this reason, references in this discussion to our income and assets should be understood to include the income and assets of any qualified REIT subsidiary we own. Our ownership of the voting stock of a qualified REIT subsidiary will not violate the restrictions against ownership of securities of any one issuer which constitute more than 10% of the voting power or value of such issuer’s securities or more than 5% of the value of our total assets, as described below in “—Asset Tests Applicable to REITs.”

Ownership of Interests in Taxable REIT Subsidiaries. In general, we may jointly elect with a subsidiary corporation, whether or not wholly owned, to treat such subsidiary corporation as a taxable REIT subsidiary. We currently have one taxable REIT subsidiary. A taxable REIT subsidiary of ours is a corporation other than a REIT in which we directly or indirectly hold stock, and that has made a joint election with us to be treated as a taxable REIT subsidiary under Section 856(l) of the Code. A taxable REIT subsidiary also includes any corporation other than a REIT in which a taxable REIT subsidiary of ours owns, directly or indirectly, securities, (other than certain “straight debt” securities), which represent more than 35% of the total voting power or value of the outstanding securities of such corporation. Other than some activities relating to lodging and health care facilities, a taxable REIT subsidiary may generally engage in any business, including the provision of customary or non-customary services to our tenants without causing us to receive impermissible tenant service income under the REIT gross income tests. A taxable REIT subsidiary is required to pay regular U.S. federal income tax, and state and local income tax where applicable, as a regular “C” corporation. In addition, a taxable REIT subsidiary may be prevented from deducting interest on debt funded directly or indirectly by us if certain tests regarding the taxable REIT subsidiary’s debt to equity ratio and interest expense are not satisfied. If dividends are paid to us by one or more of our taxable REIT subsidiaries, then a portion of the dividends we distribute to shareholders who are taxed at individual rates will generally be eligible for taxation at lower capital gains rates, rather than at ordinary income rates. See “—Taxation of U.S. Shareholders—Taxation of Taxable U.S. Shareholders—Qualified Dividend Income.”

Generally, a taxable REIT subsidiary can perform impermissible tenant services without causing us to receive impermissible tenant services income under the REIT income tests. However, several provisions applicable to the arrangements between us and our taxable REIT subsidiaries ensure that such taxable REIT subsidiaries will be subject to an appropriate level of U.S. federal income taxation. For example, taxable REIT subsidiaries are limited in their ability to deduct interest payments in excess of a certain amount made directly or indirectly to us. In addition, we will be obligated to pay a 100% penalty tax on some payments we receive or on certain expenses deducted by our taxable REIT subsidiaries if the economic arrangements between us, our tenants and such taxable REIT subsidiaries are not comparable to similar arrangements among unrelated parties. Our taxable REIT subsidiary, and any future taxable REIT subsidiaries acquired by us, may make interest and other payments to us and to third parties in connection with activities related to our properties. There can be no assurance that our taxable REIT subsidiaries will not be limited in their ability to deduct interest payments made to us. In addition, there can be no assurance that the IRS might not seek to impose the 100% excise tax on a portion of payments received by us from, or expenses deducted by, our taxable REIT subsidiaries.

Gross Income Tests

To qualify as a REIT, we must satisfy two gross income tests which are applied on an annual basis. First, in each taxable year at least 75% of our gross income, excluding gross income from sales of inventory or dealer property in “prohibited transactions” and certain hedging and foreign currency transactions, must be derived from investments relating to real property or mortgages on real property, including:

•	“rents from real property”;

•	dividends or other distributions on, and gain from the sale of, shares in other REITs;

•	gain from the sale of real property or mortgages on real property, in either case, not held for sale to customers;

•	interest income derived from mortgage loans secured by real property; and

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income attributable to temporary investments of new capital in stocks and debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or issuance of debt obligations with at least a five-year term.

Second, at least 95% of our gross income in each taxable year, excluding gross income from prohibited transactions and certain hedging transactions, must be derived from some combination of income that qualifies under the 75% gross income test described above, as well as (a) other dividends, (b) interest, and (c) gain from the sale or disposition of shares or securities, in either case, not held for sale to customers.

Rents from Real Property. Rents we receive will qualify as “rents from real property” for the purpose of satisfying the gross income requirements for a REIT described above only if several conditions are met. These conditions relate to the identity of the tenant, the computation of the rent payable, and the nature of the property lease.

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First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount we receive or accrue generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts or sales;

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Second, we, or an actual or constructive owner of 10% or more of our common shares, must not actually or constructively own 10% or more of the interests in the tenant, or, if the tenant is a corporation, 10% or more of the voting power or value of all classes of stock of the tenant. Rents received from such tenant that is a taxable REIT subsidiary, however, will not be excluded from the definition of “rents from real property” as a result of this condition if either (i) at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the taxable REIT subsidiary are comparable to rents paid by our other tenants for comparable space or (ii) the property is a qualified lodging or qualified health care facility and such property is operated on behalf of the taxable REIT subsidiary by a person who is an “eligible independent contractor” (as described below) and certain other requirements are met;

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Third, rent attributable to personal property, leased in connection with a lease of real property, must not be greater than 15% of the total rent received under the lease. If this requirement is not met, then the portion of rent attributable to personal property will not qualify as “rents from real property”; and

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Fourth, for rents to qualify as rents from real property for the purpose of satisfying the gross income tests, we generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an “independent contractor” who is adequately compensated and from whom we derive no revenue or through a taxable REIT subsidiary. To the extent that impermissible services are provided by an independent contractor, the cost of the services generally must be borne by the independent contractor. We anticipate that any services we provide directly to tenants will be “usually or customarily rendered” in connection with the rental of space for occupancy only and not otherwise considered to be provided for the tenants’ convenience. We may provide a minimal amount of “non-customary” services to tenants of our properties, other than through an independent contractor or taxable REIT subsidiary, but we believe that our income from these services has not and will not in the future exceed 1% of our total gross income from the property. If the impermissible tenant services income exceeds 1% of our total income from a property, then all of the income from that property will fail to qualify as rents from real property. If the total amount of impermissible tenant services income does not exceed 1% of our total income from the property, the services will not “taint” the other income from the property (that is, it will not cause the rent paid by tenants of that property to fail to qualify as rents from real property), but the impermissible tenant services income will not qualify as rents from real property. We are deemed to have received income from the provision of impermissible services in an amount equal to at least 150% of our direct cost of providing the service.

We generally lease our properties to tenants that are individuals. Our leases typically have a term of at least one year and require the tenant to pay fixed rent. We do not currently lease and we do not anticipate leasing significant amounts of personal property pursuant to our leases. Moreover, we do not currently lease and we do not intend to perform any services other than customary ones for our tenants, unless such services are provided through independent contractors or our taxable REIT subsidiary. Accordingly, we believe that our leases produce rent that qualifies as “rents from real property” for purposes of the income tests.

Interest Income. Interest income constitutes qualifying mortgage interest for purposes of the 75% gross income test to the extent that the obligation upon which such interest is paid is secured by a mortgage on real property. If we receive interest income with respect to a mortgage loan that is secured by both real property and other property, and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date that we acquired or originated the mortgage loan, the interest income will be apportioned between the real property and the other collateral, and our income from the arrangement will qualify for purposes of the 75% gross income test only to the extent that the interest is allocable to the real property.

Although the issue is not free from doubt, we may be required to treat a portion of the gross income derived from a mortgage loan that is acquired (or modified in a manner that is treated as an acquisition of a new loan for U.S. federal income tax purposes) at a time when the fair market value of the real property securing the loan is less than the loan’s face amount and there are other assets securing the loan, as nonqualifying for the 75% gross income test even if our acquisition price for the loan (that is, the fair market value of the loan) is less than the value of the real property securing the loan. Until there is clarification of how interest income related to such loans should be treated for purposes of the 75% gross income test, we intend to measure our compliance with the 75% gross income test by treating a portion of the gross interest income as nonqualifying for such test. The amount of interest income from such a loan that we intend to treat as qualifying will equal the product of the interest income from such loan recognized during the year multiplied by a fraction the numerator of which is the fair market value of the real property securing the loan (measured as required pursuant to the applicable Treasury regulations and related guidance) and the denominator of which is the highest unpaid principal balance of such loan during the portion of the taxable year that we own the loan. Even if a loan is not secured by real property, or is undersecured, the income that it generates may nonetheless qualify for purposes of the 95% gross income test.

To the extent that we derive interest income from a mortgage loan, or income from the rental of real property where all or a portion of the amount of interest or rental income payable is contingent, such income generally will qualify for purposes of the gross income tests only if it is based upon the gross receipts or sales of the borrower or lessee, and no part is based on the net income or profits of the borrower or lessee, a tenant or subtenant of the borrower or lessee, or any other person. However, where the borrower or lessee derives substantially all of its income from leasing substantially all of its interest in the property to tenants or subtenants, to the extent that the rental income derived by the borrower or lessee, as the case may be, would qualify as rents from real property had we earned the income directly, such income will qualify for purposes of the gross income tests.

We do not currently and we do not expect in the future to derive significant amounts of interest that will not qualify under the 75% and 95% gross income tests.

Fee Income. We may receive various fees in connection with our operations. The fees generally will be qualifying income for purposes of both the 75% and 95% gross income tests if they are received in consideration for entering into an agreement to make a loan secured by real property and the fees are not determined by income and profits. Other fees are not qualifying income for purposes of either the 75% or the 95% gross income tests. Any fees earned by a TRS will not be included for purposes of determining whether we have satisfied the gross income tests.

Dividend Income. Our share of any dividends received from any corporations in which we own an interest (other than qualified REIT subsidiaries) will qualify for purposes of the 95% gross income test but not for purposes of the 75% gross income test. We do not anticipate that we will receive sufficient dividends from such corporations to cause us to exceed the limit on non-qualifying income under the 75% gross income test. Dividends that we receive from other qualifying REITs will qualify for purposes of both REIT income tests.

Income from Hedging Transactions. From time to time we may enter into hedging transactions with respect to one or more of our assets or liabilities. Any such hedging transactions could take a variety of forms, including the use of derivative instruments such as interest rate swap or cap agreements, option agreements, and futures or forward contracts. Income of a REIT, including income from a pass-through subsidiary, arising from “clearly identified” hedging transactions that are entered into to manage the risk of interest rate or price changes with respect to borrowings, including gain from the disposition of such hedging transactions, to the extent the hedging transactions hedge indebtedness incurred, or to be incurred, by the REIT to acquire or carry real estate assets, will not be treated as gross income for purposes of the 95% gross income test, and will not be treated as gross income for purposes of the 75% gross income test. Income of a REIT arising from hedging transactions that are entered into to manage the risk of currency fluctuations will not be treated as gross income for purposes of either the 95% gross income test or the 75% gross income test provided that the transaction is “clearly identified.” In general, for a hedging transaction to be “clearly identified,” (1) it must be identified as a hedging transaction before the end of the day on which it is acquired, originated, or entered into; and (2) the items of risks being hedged must be identified “substantially contemporaneously” with entering into the hedging transaction (generally not more than 35 days after entering into the hedging transaction). To the extent that we hedge with other types of financial instruments or in other situations, the resultant income will be treated as income that does not qualify under the 95% or 75% gross income tests unless the hedge meets certain requirements and we elect to integrate it with a specified asset and to treat the integrated position as a synthetic debt instrument. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT but there can be no assurance we will be successful in this regard.

Income from Prohibited Transactions. Any gain that we realize on the sale of any property held as inventory or otherwise held primarily for sale to customers in the ordinary course of business including our share of any such gain realized by our operating partnership, either directly or through its subsidiary partnerships and limited liability companies, will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances surrounding the particular transaction. However, we will not be treated as a dealer in real property with respect to a property that we sell for the purposes of the 100% tax if (i) we have held the property for at least two years for the production of rental income prior to the sale, (ii) capitalized expenditures on the property in the two years preceding the sale are less than 30% of the net selling price of the property, and (iii) we either (a) have seven or fewer sales of property (excluding certain property obtained through foreclosure) for the year of sale or (b) the aggregate tax basis of property sold during the year is 10% or less of the aggregate tax basis of all of our assets as of the beginning of the taxable year or (c) the fair market value of property sold during the year is 10% or less of the aggregate fair market value of all of our assets as of the beginning of the taxable year, and substantially all of the marketing and development expenditures with respect to the property sold are made through an independent contractor from whom we derive no income. The sale of more than one property to one buyer as part of one transaction constitutes one sale for purposes of this “safe harbor.” We structure our activities to avoid transactions that are prohibited transactions. However, the avoidance of this tax on prohibited transactions could cause us to undertake less substantial sales of property than we would otherwise undertake in order to maximize our profits. In addition, we may have to sell numerous properties to a single or a few purchasers, which could cause us to be less profitable than would be the case if we sold properties on a property-by-property basis.

Income from Foreclosure Property. We generally will be subject to tax at the maximum corporate rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that constitutes qualifying income for purposes of the 75% gross income test. Foreclosure property is real property and any personal property incident to such real property (1) that we acquire as the result of having bid on the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after a default (or upon imminent default) on a lease of the property or a mortgage loan held by us and secured by the property, (2) for which we acquired the related loan or lease at a time when default was not imminent or anticipated, and (3) with respect to which we made a proper election to treat the property as foreclosure property. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property. To the extent that we receive any income from foreclosure property that does not qualify for purposes of the 75% gross income test, we intend to make an election to treat the related property as foreclosure property.

Cash/Income Differences/Phantom Income. Due to the nature of the assets in which we may invest, we may be required to recognize taxable income from those assets in advance of our receipt of cash flow on or proceeds from disposition of such assets, and may be required to report taxable income in early periods that exceeds the economic income ultimately realized on such assets.

We may invest in mortgages, including NPLS, in the secondary market for less than their face amount. The amount of such discount generally will be treated as “market discount” for U.S. federal income tax purposes. We may elect to include in taxable income accrued market discount as it accrues rather than as it is realized for economic purposes, resulting in phantom income. Principal payments on certain loans are made monthly, and consequently accrued market discount may have to be included in income each month as if the debt instrument were assured of ultimately being collected in full. If we collect less on the debt instrument than our purchase price plus the market discount we had previously reported as income, we may not be able to benefit from any offsetting loss deductions.

We may acquire distressed debt investments that are subsequently modified by agreement with the borrower. If the amendments to the outstanding debt are “significant modifications” under the applicable Treasury Regulations, the modified debt may be considered to have been reissued to us in a debt-for-debt exchange with the borrower. In that event, we may be required to recognize income to the extent the principal amount of the modified debt exceeds our adjusted tax basis in the unmodified debt, and would hold the modified loan with a cost basis equal to its principal amount for U.S. federal tax purposes. To the extent that such modifications are made with respect to a debt instrument held by a TRS treated as a dealer as described above, such a TRS would be required at the end of each taxable year, including the taxable year in which such modification was made, to mark the modified debt instrument to its fair market value as if the debt instrument were sold. In that case, the TRS would recognize a loss at the end of the taxable year in which the modifications were made to the extent the fair market value of such debt instrument were less than its principal amount after the modification.

In addition, in the event that any debt instruments acquired by us are delinquent as to mandatory principal and interest payments, or in the event payments with respect to a particular debt instrument are not made when due, we may nonetheless be required to continue to recognize the unpaid interest as taxable income. Similarly, we may be required to accrue interest income with respect to subordinate mortgage-backed securities at the stated rate regardless of whether corresponding cash payments are received.

Finally, we may be required under the terms of indebtedness that we incur to private lenders to use cash received from interest payments to make principal payments on that indebtedness, with the effect of recognizing income but not having a corresponding amount of cash available for distribution to holders of our securities.

Due to each of these potential timing differences between income recognition or expense deduction and cash receipts or disbursements, there is a significant risk that we may have substantial taxable income in excess of cash available for distribution. In that event, we may need to borrow funds or take other action to satisfy the REIT distribution requirements for the taxable year in which this “phantom income” is recognized. See “—Requirements for Qualification as a REIT—Annual Distribution Requirements.”

Failure to Satisfy the Gross Income Tests. If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for that year if we are entitled to relief under the Code. These relief provisions will be generally available if (1) our failure to meet these tests was due to reasonable cause and not due to willful neglect and (2) following our identification of the failure to meet the 75% and/or 95% gross income tests for any taxable year, we file a schedule with the IRS setting forth a description of each item of our gross income that satisfies the gross income tests for purposes of the 75% or 95% gross income test for such taxable year in accordance with Treasury regulations. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. If these relief provisions are inapplicable to a particular set of circumstances, we will fail to qualify as a REIT. As discussed above, under “—Taxation of the Company as a REIT—General,” even if these relief provisions apply, a tax would be imposed based on the amount of non-qualifying income. We intend to take advantage of any and all relief provisions that are available to us to cure any violation of the income tests applicable to REITs.

Redetermined Rents, Redetermined Deductions or Excess Interest. Any redetermined rents, redetermined deductions or excess interest we generate will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of services furnished by one of our taxable REIT subsidiaries to any of our tenants, and redetermined deductions and excess interest represent amounts that are deducted by a taxable REIT subsidiary for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s-length negotiations. Rents we receive will not constitute redetermined rents if they qualify for the safe harbor provisions contained in the Code. Safe harbor provisions are provided where:

•	amounts are excluded from the definition of impermissible tenant service income as a result of satisfying the 1% de minimis exception;

•	a taxable REIT subsidiary renders a significant amount of similar services to unrelated parties and the charges for such services are substantially comparable;

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rents paid to us by tenants leasing at least 25% of the net leasable space of the REIT’s property who are not receiving services from the taxable REIT subsidiary are substantially comparable to the rents paid by the REIT’s tenants leasing comparable space who are receiving such services from the TRS and the charge for the service is separately stated; or

•	the taxable REIT subsidiary’s gross income from the service is not less than 150% of the taxable REIT subsidiary’s direct cost of furnishing the service.

While we anticipate that any fees paid to our taxable REIT subsidiary for tenant services will reflect arm’s-length rates, a taxable REIT subsidiary may under certain circumstances provide tenant services which do not satisfy any of the safe-harbor provisions described above. Nevertheless, these determinations are inherently factual, and the IRS has broad discretion to assert that amounts paid between related parties should be reallocated to clearly reflect their respective incomes. If the IRS successfully made such an assertion, we would be required to pay a 100% penalty tax on the redetermined rent, redetermined deductions or excess interest, as applicable.

Asset Tests

At the close of each calendar quarter, we must satisfy the following tests relating to the nature and diversification of our assets. For purposes of the asset tests, a REIT is not treated as owning the stock of a qualified REIT subsidiary or an equity interest in any entity treated as a partnership otherwise disregarded for U.S. federal income tax purposes. Instead, a REIT is treated as owning its proportionate share of the assets held by such entity.

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at least 75% of the value of our total assets must be represented by some combination of “real estate assets,” cash, cash items, U.S. government securities, and, in some circumstances, stock or debt instruments purchased with new capital. For purposes of this test, real estate assets include interests in real property, such as land and buildings, leasehold interests in real property, stock of other corporations that qualify as REITs, and some types of mortgage-backed securities and mortgage loans. Assets that do not qualify for purposes of the 75% asset test are subject to the additional asset tests described below.

•	not more than 25% of our total assets may be represented by securities other than those described in the first bullet above;

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Except for securities described in the first bullet above and securities in qualified REIT subsidiaries and taxable REIT subsidiaries, the value of any one issuer’s securities owned by us may not exceed 5% of the value of our total assets.

•

Except for securities described in the first bullet above and securities in qualified REIT subsidiaries and taxable REIT subsidiaries, the value of any one issuer’s securities owned by us may not exceed 5% of the value of our total assets.

•

Except for securities described in the first bullet above and securities in qualified REIT subsidiaries and taxable REIT subsidiaries we may not own more than 10% of any one issuer’s outstanding voting securities.

•

Except for securities described in the first bullet above and securities in qualified REIT subsidiaries and taxable REIT subsidiaries, and certain types of indebtedness that are not treated as securities for purposes of this test, as discussed below, we may not own more than 10% of the total value of the outstanding securities of any one issuer.

•	Not more than 25% of the value of our total assets may be represented by the securities of one or more taxable REIT subsidiaries.

The 10% value test does not apply to certain “straight debt” and other excluded securities, as described in the Code, including (1) loans to individuals or estates; (2) obligations to pay rent from real property; (3) rental agreements described in Section 467 of the Code; (4) any security issued by other REITs; (5) certain securities issued by a state, the District of Columbia, a foreign government, or a political subdivision of any of the foregoing, or the Commonwealth of Puerto Rico; and (6) any other arrangement as determined by the IRS. In addition, (1) a REIT’s interest as a partner in a partnership is not considered a security for purposes of the 10% value test; (2) any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by the partnership if at least 75% of the partnership’s gross income is derived from sources that would qualify for the 75% REIT gross income test; and (3) any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by a partnership to the extent of the REIT’s interest as a partner in the partnership.

For purposes of the 10% value test, debt will meet the “straight debt” safe harbor if (1) neither us, nor any of our controlled taxable REIT subsidiaries (i.e., taxable REIT subsidiaries more than 50% of the vote or value of the outstanding stock of which is directly or indirectly owned by us), own any securities not described in the preceding paragraph that have an aggregate value greater than one percent of the issuer’s outstanding securities, as calculated under the Code, (2) the debt is a written unconditional promise to pay on demand or on a specified date a sum certain in money, (3) the debt is not convertible, directly or indirectly, into stock, and (4) the interest rate and the interest payment dates of the debt are not contingent on the profits, the borrower’s discretion or similar factors. However, contingencies regarding time of payment and interest are permissible for purposes of qualifying as a straight debt security if either (1) such contingency does not have the effect of changing the effective yield of maturity, as determined under the Code, other than a change in the annual yield to maturity that does not exceed the greater of (i) 5% of the annual yield to maturity or (ii) 0.25%, or (2) neither the aggregate issue price nor the aggregate face amount of the issuer’s debt instruments held by the REIT exceeds $1,000,000 and not more than 12 months of unaccrued interest can be required to be prepaid thereunder. In addition, debt will not be disqualified from being treated as “straight debt” solely because the time or amount of payment is subject to a contingency upon a default or the exercise of a prepayment right by the issuer of the debt, provided that such contingency is consistent with customary commercial practice.

We may invest in mortgages, including NPLs. A real estate mortgage loan that we own generally will be treated as a real estate asset for purposes of the 75% asset test if, on the date that we acquire or originate the mortgage loan, the value of the real property securing the loan is equal to or greater than the principal amount of the loan. Existing IRS guidance provides that certain rules described above that are applicable to the gross income tests may apply to determine what portion of a mortgage loan will be treated as a real estate asset if the mortgage loan is secured both by real property and other assets. Pursuant to Revenue Procedure 2011-16, the IRS has announced that it will not challenge a REIT’s treatment of a loan as a real estate asset in its entirety to the extent that the value of the loan is equal to or less than the value of the real property securing the loan at the relevant testing date. However, there are uncertainties regarding the application of the principles of Revenue Procedure 2011-16, particularly relating to the proper asset test treatment of loans acquired at a discount that increase in value during periods following the acquisition. There can be no assurance that later interpretations of or any clarifications to this Revenue Procedure will be consistent with how we currently are applying it to our REIT compliance analysis.

We believe that the assets that we will hold satisfy the foregoing asset test requirements. However, we have not and will not obtain independent appraisals to support our conclusions as to the value of our assets. Moreover, the value of some assets may not be susceptible to a precise determination. As a result, there can be no assurance that the IRS will not contend that our ownership of assets violates one or more of the asset tests applicable to REITs in which case we might not satisfy the 75% asset test and the other asset tests and could fail to qualify as a REIT.

Failure to Satisfy the Asset Tests. The asset tests must be satisfied not only on the last day of the calendar quarter in which we, directly or through pass-through subsidiaries, acquire securities in the applicable issuer, but also on the last day of the calendar quarter in which we increase our ownership of securities of such issuer, including as a result of increasing our interest in pass-through subsidiaries. After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests solely by reason of changes in the relative values of our assets. If failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, we can cure this failure by disposing of sufficient non-qualifying assets within 30 days after the close of that quarter. We believe that we have maintained and we intend to continue to maintain adequate records of the value of our assets to ensure compliance with the asset tests and we intend to take any available action within 30 days after the close of any quarter as may be required to cure any noncompliance with the asset tests. Although we plan to take steps to ensure that we satisfy such tests for any quarter with respect to which testing is to occur, there can be no assurance that such steps will always be successful. If we fail to timely cure any noncompliance with the asset tests, we would cease to qualify as a REIT, unless we satisfy certain relief provisions.

The failure to satisfy the 5% asset test, or the 10% vote or value asset tests can be remedied even after the 30-day cure period under certain circumstances. Specifically, if we fail these asset tests at the end of any quarter and such failure is not cured within 30 days thereafter, we may dispose of sufficient assets (generally within six months after the last day of the quarter in which our identification of the failure to satisfy these asset tests occurred) to cure such a violation that does not exceed the lesser of 1% of our assets at the end of the relevant quarter or $10,000,000. If we fail any of the other asset tests or our failure of the 5% and 10% asset tests is in excess of the de minimis amount described above, as long as such failure was due to reasonable cause and not willful neglect, we are permitted to avoid disqualification as a REIT, after the 30-day cure period, by taking steps including the disposing of sufficient assets to meet the asset test (generally within six months after the last day of the quarter in which our identification of the failure to satisfy the REIT asset test occurred), paying a tax equal to the greater of $50,000 or the highest corporate income tax rate of the net income generated by the non-qualifying assets during the period in which we failed to satisfy the asset test, and filing in accordance with applicable Treasury regulations a schedule with the IRS that describes the assets that caused us to fail to satisfy the asset test(s). We intend to take advantage of any and all relief provisions that are available to us to cure any violation of the asset tests applicable to REITs. In certain circumstances, utilization of such provisions could result in us being required to pay an excise or penalty tax, which could be significant in amount.

Annual Distribution Requirements

To qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our shareholders each year in an amount at least equal to:

•

the sum of: (1) 90% of our “REIT taxable income,” computed without regard to the dividends paid deduction and our net capital gain; and (2) 90% of our after tax net income, if any, from foreclosure property; minus

•	the sum of specified items of non-cash income.

For purposes of this test, non-cash income means income attributable to leveled stepped rents, original issue discount included in our taxable income without the receipt of a corresponding payment, cancellation of indebtedness or a like-kind exchange that is later determined to be taxable.

We generally must make dividend distributions in the taxable year to which they relate. Dividend distributions may be made in the following year in two circumstances. First, if we declare a dividend in October, November, or December of any year with a record date in one of these months and pay the dividend on or before January 31 of the following year. Such distributions are treated as both paid by us and received by each shareholder on December 31 of the year in which they are declared. Second, distributions may be made in the following year if they are declared before we timely file our tax return for the year and if made with or before the first regular dividend payment after such declaration. These distributions are taxable to our shareholders in the year in which paid, even though the distributions relate to our prior taxable year for purposes of the 90% distribution requirement.

In order for distributions to be counted as satisfying the annual distribution requirement for REITs, and to provide us with a REIT-level tax deduction, the distributions must not be “preferential dividends.” A dividend is not a preferential dividend if the distribution is (1) pro rata among all outstanding shares within a particular class, and (2) in accordance with the preferences among different classes of shares as set forth in our organizational documents.

To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be required to pay tax on that amount at regular corporate tax rates. We believe that we have made and we intend to continue to make timely distributions sufficient to satisfy these annual distribution requirements. In certain circumstances we may elect to retain, rather than distribute, our net long-term capital gains and pay tax on such gains. In this case, we could elect for our shareholders to include their proportionate share of such undistributed long-term capital gains in income, and to receive a corresponding credit for their share of the tax that we paid. Our shareholders would then increase their adjusted basis of their shares by the difference between (1) the amounts of capital gain dividends that we designated and that they included in their taxable income, minus (2) the tax that we paid on their behalf with respect to that income.

To the extent that in the future we may have available net operating losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. Such losses, however, (1) will generally not affect the character, in the hands of our shareholders, of any distributions that are actually made as ordinary dividends or capital gains; and (2) cannot be passed through or used by our shareholders. See “—Taxation of U.S. Shareholders—Taxation of Taxable U.S. Shareholders—Distributions Generally.”

If we fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for such year, (b) 95% of our REIT capital gain net income for such year, and (c) any undistributed taxable income from prior periods, we would be subject to a non-deductible 4% excise tax on the excess of such required distribution over the sum of (x) the amounts actually distributed, and (y) the amounts of income we retained and on which we paid corporate income tax.

In addition, if we were to recognize “built-in-gain” (as defined below) on the disposition of any assets acquired from a “C” corporation in a transaction in which our basis in the assets was determined by reference to the “C” corporation’s basis (for instance, if the assets were acquired in a tax-free reorganization), we would be required to distribute at least 90% of the built-in-gain net of the tax we would pay on such gain. “Built-in-gain” is the excess of (a) the fair market value of the asset (measured at the time of acquisition) over (b) the basis of the asset (measured at the time of acquisition).

We expect that our REIT taxable income (determined before our deduction for dividends paid) will be less than our cash flow because of depreciation and other non-cash charges included in computing REIT taxable income. Accordingly, we anticipate that we will generally have sufficient cash or liquid assets to enable us to satisfy the distribution requirements described above. However, from time to time, we may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in arriving at our taxable income. If these timing differences occur, we may need to arrange for short-term, or possibly long-term, borrowings or need to pay dividends in the form of taxable dividends in order to meet the distribution requirements.

We may be able to rectify a failure to meet the distribution requirement for a year by paying “deficiency dividends” to our shareholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest to the IRS based upon the amount of any deduction claimed for deficiency dividends.

Record-Keeping Requirements

We are required to comply with applicable record-keeping requirements. Failure to comply could result in monetary fines.

Failure to Qualify as a REIT

If we fail to satisfy one or more requirements for REIT qualification other than gross income and asset tests that have the specific savings clauses, we can avoid termination of our REIT qualification by paying a penalty of $50,000 for each such failure, provided that our noncompliance was due to reasonable cause and not willful neglect.

If we fail to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. If we fail to qualify for taxation as a REIT, we will not be required to make any distributions to shareholders, and any distributions that are made to shareholders will not be deductible by us. As a result, our failure to qualify for taxation as a REIT would significantly reduce the cash available for distributions by us to our shareholders. In addition, if we fail to qualify for taxation as a REIT, all distributions to shareholders, to the extent of our current and accumulated earnings and profits, will be taxable as regular corporate dividends, which means that shareholders taxed as individuals currently would receive qualified dividend income that would be taxed at capital gains rates, and corporate shareholders generally would be entitled to a dividends received deduction with respect to such dividends. Unless entitled to relief under specific statutory provisions, we also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. There can be no assurance that we would be entitled to any statutory relief. We intend to take advantage of any and all relief provisions that are available to us to cure any violation of the requirements applicable to REITs.

Tax Aspects of Our Ownership of Interests in the Operating Partnership and other Partnerships and Limited Liability Companies

General

Substantially all of our investments are and will continue to be owned indirectly through our operating partnership. In addition, our operating partnership holds certain of its investments indirectly through subsidiary partnerships and limited liability companies that we are classified as partnerships or as disregarded entities for U.S. federal income tax purposes. In general, entities that are classified as partnerships or as disregarded entities for U.S. federal income tax purposes are “pass-through” entities which are not required to pay U.S. federal income tax. Rather, partners or members of such entities are allocated their pro rata shares of the items of income, gain, loss, deduction and credit of the entity, and are required to include these items in calculating their U.S. federal income tax liability, without regard to whether the partners or members receive a distribution of cash from the entity. We include in our income our pro rata share of the foregoing items for purposes of the various REIT gross income tests and in the computation of our REIT taxable income. Moreover, for purposes of the REIT asset tests, we include our pro rata share of assets, based on capital interests, of assets held by our operating partnership, including its share of its subsidiary partnerships and limited liability companies. See “—Requirements for Qualification as a REIT—Effect of Subsidiary Entities—Ownership of Interests in Partnerships and Limited Liability Companies.”

Entity Classification

Our interests in our operating partnership and the subsidiary partnerships and limited liability companies involve special tax considerations, including the possibility that the IRS might challenge the status of one or more of these entities as a partnership or disregarded entity, and assert that such entity is an association taxable as a corporation for U.S. federal income tax purposes. If our operating partnership, or a subsidiary partnership or limited liability company, were treated as an association, it would be taxable as a corporation and would be required to pay an entity-level tax on its income. In this situation, the character of our assets and items of gross income could change and could preclude us from satisfying the REIT asset tests and possibly the REIT income tests. See “—Requirements for Qualification as a REIT—Gross Income Tests,” and “—Asset Tests.” This, in turn, would prevent us from qualifying as a REIT. See “—Failure to Qualify as a REIT” for a discussion of the effect of our failure to meet these tests for a taxable year. In addition, a change in our operating partnership’s or a subsidiary partnership’s or limited liability company’s status as a partnership for tax purposes might be treated as a taxable event. If so, we might incur a tax liability without any related cash distributions.

We believe our operating partnership and each of our other partnerships and limited liability companies (other than our taxable REIT subsidiaries) is properly treated for U.S. federal income tax purposes as a partnership or disregarded entity. Pursuant to Treasury regulations under Section 7701 of the Code, a partnership is treated as a partnership for U.S. federal income tax purposes unless it elects to be treated as a corporation or would be treated as a corporation because it is a “publicly traded partnership.” A “publicly traded partnership” is any partnership (i) the interests in which are traded on an established securities market or (ii) the interests in which are readily tradable on a “secondary market or the substantial equivalent thereof.”

Our company and the operating partnership intend to take the reporting position for U.S. federal income tax purposes that the operating partnership is not a publicly traded partnership. There is a risk, however, that the right of a holder of operating partnership units to redeem the units for common shares could cause operating partnership units to be considered readily tradable on the substantial equivalent of a secondary market. Under the relevant Treasury regulations, interests in a partnership will not be considered readily tradable on a secondary market or on the substantial equivalent of a secondary market if the partnership qualifies for specified “safe harbors,” which are based on the specific facts and circumstances relating to the partnership. We and the operating partnership believe that the operating partnership has qualified and will qualify for at least one of these safe harbors at all times in the foreseeable future. The operating partnership cannot provide any assurance that it will continue to qualify for one of the safe harbors mentioned above.

If the operating partnership is a publicly traded partnership, it will be taxed as a corporation unless at least 90% of its gross income consists of “qualifying income” under Section 7704 of the Code. Qualifying income is generally real property rents and other types of passive income. We believe that the operating partnership has sufficient qualifying income so that it would be taxed as a partnership, even if it were a publicly traded partnership. The income requirements applicable to us in order for us to qualify as a REIT under the Code and the definition of qualifying income under the publicly traded partnership rules are very similar. Although differences exist between these two income tests, we do not believe that these differences would cause the operating partnership not to satisfy the 90% gross income test applicable to publicly traded partnerships.

If our operating partnership were taxable as a corporation, most, if not all, of the tax consequences described herein would be inapplicable. In particular, we would not qualify as a REIT because the value of our ownership interest in our operating partnership would exceed 5% of our assets and we would be considered to hold more than 10% of the voting securities (and more than 10% of the value of the outstanding securities) of another corporation (see “—Requirements for Qualification as a REIT—Asset Tests” above). In this event, the value of our common shares could be materially adversely affected (see “—Failure to Qualify as a REIT” above).

Allocations of Partnership Income, Gain, Loss and Deduction

The partnership agreement of the operating partnership generally provides that items of operating income and loss will be allocated to the holders of units in proportion to the number of units held by each such unit holder. Certain limited partners may agree in the future to guarantee debt of our operating partnership, either directly or indirectly through an agreement to make capital contributions to our operating partnership under limited circumstances. As a result of these guarantees or contribution agreements, such limited partners could under limited circumstances be allocated net loss that would have otherwise been allocable to us.

If an allocation of partnership income or loss does not comply with the requirements of Section 704(b) of the Code and the Treasury regulations thereunder, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Our operating partnership’s allocations of taxable income and loss are intended to comply with the requirements of Section 704(b) of the Code and the Treasury regulations promulgated under this section of the Code.

Tax Allocations with Respect to the Properties

Under Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership, must be allocated in a manner so that the contributing partner is charged with the unrealized gain or benefits from the unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value or book value and the adjusted tax basis of the property at the time of contribution. These allocations are solely for U.S. federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The partnership agreement requires that these allocations be made in a manner consistent with Section 704(c) of the Code.

Treasury regulations issued under Section 704(c) of the Code provide partnerships with a choice of several methods of accounting for book-tax differences. We and our operating partnership anticipate that we will use the “traditional method” for accounting for book-tax differences for properties contributed to our operating partnership by AH LLC. Under the traditional method, which is the least favorable method from our perspective, the carryover basis of contributed properties in the hands of our operating partnership (i) may cause us to be allocated lower amounts of depreciation and other deductions for tax purposes than would be allocated to us if all contributed properties were to have a tax basis equal to their fair market value at the time of the contribution and (ii) in the event of a sale of such properties, could cause us to be allocated taxable gain in excess of our corresponding economic or book gain (or taxable loss that is less than our economic or book loss) with respect to the sale, with a corresponding benefit to the contributing partners. Therefore, the use of the traditional method could result in our having taxable income that is in excess of economic income and our cash distributions from the operating partnership. This excess taxable income is sometimes referred to as “phantom income” and will be subject to the REIT distribution requirements described in “—Annual Distribution Requirements.” Because we rely on our cash distributions from the operating partnership to meet the REIT distribution requirements, the phantom income could adversely affect our ability to comply with the REIT distribution requirements and cause our shareholders to recognize additional dividend income without an increase in distributions. See “—Requirements for Qualification as a REIT” and “Requirements for Qualification as a REIT—Annual Distribution Requirements.” We and our operating partnership have not yet decided what method will be used to account for book-tax differences for other properties acquired by our operating partnership in the future. Any property acquired by our operating partnership in a taxable transaction will initially have a tax basis equal to its fair market value and, accordingly, Section 704(c) of the Code will not apply.

Taxation of U.S. Shareholders

Taxation of Taxable U.S. Shareholders

This section summarizes the taxation of U.S. shareholders that are not tax-exempt organizations. For these purposes, the term “U.S. shareholder” is a beneficial owner of our common shares that is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•

a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of a political subdivision thereof (including the District of Columbia);

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in place to be treated as a U.S. person.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common shares, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding our common shares should consult its own tax advisor regarding the U.S. federal income tax consequences to the partner of the acquisition, ownership and disposition of our common shares by the partnership.

Distributions Generally. So long as we qualify as a REIT, distributions out of our current or accumulated earnings and profits that are not designated as capital gains dividends or “qualified dividend income” will be taxable to our taxable U.S. shareholders as ordinary income and will not be eligible for the dividends-received deduction in the case of U.S. shareholders that are corporations. For purposes of determining whether distributions to holders of common shares are out of current or accumulated earnings and profits, our earnings and profits will be allocated first to any outstanding preferred shares and then to our outstanding common shares. Dividends received from REITs are generally not eligible to be taxed at the preferential qualified dividend income rates currently available to individual U.S. shareholders who receive dividends from taxable subchapter “C” corporations.

Capital Gain Dividends. We may elect to designate distributions of our net capital gain as “capital gain dividends.” Distributions that we properly designate as “capital gain dividends” will be taxable to our taxable U.S. shareholders as long-term capital gains without regard to the period for which the U.S. shareholder that receives such distribution has held its common shares. Designations made by us will only be effective to the extent that they comply with Revenue Ruling 89-81, which requires that distributions made to different classes of shares be composed proportionately of dividends of a particular type. If we designate any portion of a dividend as a capital gain dividend, a U.S. shareholder will receive an IRS Form 1099-DIV indicating the amount that will be taxable to the shareholder as capital gain. Corporate shareholders, however, may be required to treat up to 20% of some capital gain dividends as ordinary income. Recipients of capital gain dividends from us that are taxed at corporate income tax rates will be taxed at the normal corporate income tax rates on these dividends.

We may elect to retain and pay taxes on some or all of our net long-term capital gains, in which case U.S. shareholders will be treated as having received, solely for U.S. federal income tax purposes, our undistributed capital gains as well as a corresponding credit or refund, as the case may be, for taxes that we paid on such undistributed capital gains. A U.S. shareholder will increase the basis in its shares by the difference between the amount of capital gain included in its income and the amount of tax it is deemed to have paid. A U.S. shareholder that is a corporation will appropriately adjust its earnings and profits for the retained capital gain in accordance with Treasury regulations to be prescribed by the IRS. Our earnings and profits will be adjusted appropriately.

We will classify portions of any designated capital gain dividend or undistributed capital gain as either:

•

a long-term capital gain distribution, which would be taxable to non-corporate U.S. shareholders at a maximum rate of 20%, and taxable to U.S. shareholders that are corporations at a maximum rate of 35%;

•	an “unrecaptured Section 1250 gain” distribution, which would be taxable to non-corporate U.S. shareholders at a maximum rate of 25%, to the extent of previously claimed depreciation deductions.

Distributions from us in excess of our current and accumulated earnings and profits will not be taxable to a U.S. shareholder to the extent that they do not exceed the adjusted basis of the U.S. shareholder’s shares in respect of which the distributions were made. Rather, the distribution will reduce the adjusted basis of these shares. To the extent that such distributions exceed the adjusted basis of a U.S. shareholder’s common shares, the U.S. shareholder generally must include such distributions in income as long-term capital gain, or short-term capital gain if the common shares have been held for one year or less. In addition, any dividend that we declare in October, November or December of any year and that is payable to a shareholder of record on a specified date in any such month will be treated as both paid by us and received by the shareholder on December 31 of such year, provided that we actually pay the dividend before the end of January of the following calendar year.

To the extent that we have available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. See “—Taxation of the Company as a REIT” and “—Requirements for Qualification as a REIT—Annual Distribution Requirements.” Such losses, however, are not passed through to U.S. shareholders and do not offset income of U.S. shareholders from other sources, nor would such losses affect the character of any distributions that we make, which are generally subject to tax in the hands of U.S. shareholders to the extent that we have current or accumulated earnings and profits.

Qualified Dividend Income. With respect to U.S. shareholders who are taxed at the rates applicable to individuals, we may elect to designate a portion of our distributions paid to shareholders as “qualified dividend income.” A portion of a distribution that is properly designated as qualified dividend income is taxable to non-corporate U.S. shareholders as capital gain, provided that the shareholder has held the shares with respect to which the distribution is made for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which such shares become ex-dividend with respect to the relevant distribution. The maximum amount of our distributions eligible to be designated as qualified dividend income for a taxable year is equal to the sum of:

•	the qualified dividend income received by us during such taxable year from non-REIT corporations (including our taxable REIT subsidiaries);

•

the excess of any “undistributed” REIT taxable income recognized during the immediately preceding year over the U.S. federal income tax paid by us with respect to such undistributed REIT taxable income; and

•

the excess of (i) any income recognized during the immediately preceding year attributable to the sale of a built-in-gain asset that was acquired in a carry-over basis transaction from a “C” corporation with respect to which the Company is required to pay U.S. federal income tax, over (ii) the U.S. federal income tax paid by us with respect to such built-in gain.

Generally, dividends that we receive will be treated as qualified dividend income for purposes of the first bullet above if (A) the dividends are received from (i) a U.S. corporation (other than a REIT or a RIC), (ii) any of our taxable REIT subsidiaries, or (iii) a “qualifying foreign corporation,” and (B) specified holding period requirements and other requirements are met. A foreign corporation (other than a “foreign personal holding company,” a “foreign investment company,” or “passive foreign investment company”) will be a qualifying foreign corporation if it is incorporated in a possession of the United States, the corporation is eligible for benefits of an income tax treaty with the United States that the Secretary of Treasury determines is satisfactory, or the stock of the foreign corporation on which the dividend is paid is readily tradable on an established securities market in the United States. We generally expect that an insignificant portion, if any, of our distributions from us will consist of qualified dividend income. If we designate any portion of a dividend as qualified dividend income, a U.S. shareholder will receive an IRS Form 1099-DIV indicating the amount that will be taxable to the shareholder as qualified dividend income.

Passive Activity Losses and Investment Interest Limitations. Distributions we make and gain arising from the sale or exchange by a U.S. shareholder of our common shares will not be treated as passive activity income. As a result, U.S. shareholders generally will not be able to apply any “passive losses” against this income or gain. Distributions we make, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation. A U.S. shareholder may elect, depending on its particular situation, to treat capital gain dividends, capital gains from the disposition of common shares and income designated as qualified dividend income as investment income for purposes of the investment interest limitation, in which case the applicable capital gains will be taxed at ordinary income rates. We will notify shareholders regarding the portions of our distributions for each year that constitute ordinary income, return of capital and qualified dividend income.

Dispositions of Our Shares. If a U.S. shareholder sells or otherwise disposes of its common shares in a taxable transaction (other than redemption), it will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and the holder’s adjusted basis in the common shares for tax purposes. In general, a U.S. shareholder’s adjusted basis will equal the U.S. shareholder’s acquisition cost, increased by the excess for net capital gains deemed distributed to the U.S. shareholder (discussed above) less tax deemed paid on it and reduced by returns on capital.

In general, capital gains recognized by individuals and other non-corporate U.S. shareholders upon the sale or disposition of our common shares will be subject to a maximum U.S. federal income tax rate of 20%, if our common shares are held for more than one year, and will be taxed at ordinary income rates of up to 39.6% if our common shares are held for one year or less. Gains recognized by U.S. shareholders that are corporations are subject to U.S. federal income tax at a maximum rate of 35%, whether or not such gains are classified as long-term capital gains. The IRS has the authority to prescribe, but has not yet prescribed, Treasury regulations that would apply a capital gain tax rate of 25% (which is higher than the long-term capital gain tax rates for non-corporate U.S. shareholders) to a portion of capital gain realized by a non-corporate U.S. shareholder on the sale of the Company’s common shares that would correspond to the REIT’s “unrecaptured Section 1250 gain.” U.S. shareholders should consult with their own tax advisors with respect to their capital gain tax liability.

Capital losses recognized by a U.S. shareholder upon the disposition of our common shares that were held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the shareholder but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of our common shares by a U.S. shareholder who has held the common shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of distributions that we make that are required to be treated by the U.S. shareholder as long-term capital gain.

If a shareholder recognizes a loss upon a subsequent disposition of our common shares in an amount that exceeds a prescribed threshold, it is possible that the provisions of Treasury regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss-generating transaction to the IRS. These regulations, though directed towards “tax shelters,” are broadly written, and apply to transactions that would not typically be considered tax shelters. The Code imposes significant penalties for failure to comply with these requirements. U.S. shareholders should consult their tax advisors concerning any possible disclosure obligation with respect to the receipt or disposition of our common shares, or transactions that we might undertake directly or indirectly.

Medicare Tax on Unearned Income. The Health Care and Reconciliation Act of 2010 requires certain U.S. shareholders that are individuals, estates or trusts to pay an additional 3.8% tax on “net investment income,” which includes, among other things, dividends on and gains from the sale or other disposition of REIT shares. U.S. shareholders should consult their own tax advisors regarding this legislation.

Taxation of Tax Exempt Shareholders

U.S. tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. Such entities, however, may be subject to taxation on their unrelated business taxable income, or UBTI. While some investments in real estate may generate UBTI, the IRS has ruled that dividend distributions from a REIT to a tax-exempt entity generally do not constitute UBTI. Based on that ruling, and provided that (1) a tax-exempt shareholder has not held our common shares as “debt financed property” within the meaning of the Code (i.e., where the acquisition or holding of the property is financed through a borrowing by the U.S. tax-exempt shareholder), (2) our common shares is not otherwise used in an unrelated trade or business, and (3) we do not hold an asset that gives rise to “excess inclusion income,” distributions that we make and income from the sale of our common shares generally should not give rise to UBTI to a U.S. tax-exempt shareholder.

Tax-exempt shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, or qualified group legal services plans exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) or (c)(20) of the Code, respectively, or single parent title-holding corporations exempt under Section 501(c)(2) and whose income is payable to any of the aforementioned tax-exempt organizations, are subject to different UBTI rules, which generally require such shareholders to characterize distributions from us as UBTI unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in our common shares. These shareholders should consult with their tax advisors concerning these set aside and reserve requirements.

In certain circumstances, a pension trust (1) that is described in Section 401(a) of the Code, (2) is tax exempt under Section 501(a) of the Code, and (3) that owns more than 10% of our common shares could be required to treat a percentage of the dividends as UBTI, if we are a “pension-held REIT.” We will not be a pension-held REIT unless:

•

either (1) one pension trust owns more than 25% of the value of our common shares, or (2) one or more pension trusts, each individually holding more than 10% of the value of our common shares, collectively own more than 50% of the value of our common shares; and

•

we would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Code provides that shares owned by such trusts shall be treated, for purposes of the requirement that not more than 50% of the value of the outstanding shares of a REIT are owned, directly or indirectly, by five or fewer “individuals” (as defined in the Code to include certain entities), as owned by the beneficiaries of such trusts.

The percentage of any REIT dividend from a “pension-held REIT” that is treated as UBTI is equal to the ratio of the UBTI earned by the REIT, treating the REIT as if it were a pension trust and therefore subject to tax on UBTI, to the total gross income of the REIT. An exception applies where the percentage is less than 5% for any year. In which case none of the dividends would be treated as UBTI. The provisions requiring pension trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the “not closely held requirement” without relying upon the “look-through” exception with respect to pension trusts. As a result of certain limitations on the transfer and ownership of our common and preferred shares contained in our declaration of trust, we do not expect to be classified as a “pension-held REIT,” and accordingly, the tax treatment described above with respect to pension-held REITs should be inapplicable to our tax-exempt shareholders.

Taxation of Non-U.S. Shareholders

The following discussion addresses the rules governing U.S. federal income taxation of non-U.S. shareholders. For purposes of this summary, “non-U.S. shareholder” is a beneficial owner of our common shares that is not a U.S. shareholder (as defined above under “—Taxation of Taxable U.S. Shareholders”) or an entity that is treated as a partnership for U.S. federal income tax purposes. These rules are complex, and no attempt is made herein to provide more than a brief summary of such rules. Accordingly, the discussion does not address all aspects of U.S. federal income taxation and does not address state local or foreign tax consequences that may be relevant to a non-U.S. shareholder in light of its particular circumstances.

Distributions Generally. As described in the discussion below, distributions paid by us with respect to our common shares will be treated for U.S. federal income tax purposes as either:

•	ordinary income dividends;

•	long-term capital gain; or

•	return of capital distributions.

This discussion assumes that our common shares will be considered regularly traded on an established securities market for purposes of the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA, provisions described below. If our common shares are no longer regularly traded on an established securities market, the tax considerations described below would materially differ.

Ordinary Income Dividends. A distribution paid by us to a non-U.S. shareholder will be treated as an ordinary income dividend if the distribution is payable out of our earnings and profits and:

•	the distribution is not attributable to our net capital gain; or

•

the distribution is attributable to our net capital gain from the sale of U.S. Real Property Interests, or “USRPIs,” and the non-U.S. shareholder owns 5% or less of the value of our common shares at all times during the one—year period ending on the date of the distribution. As noted above, until our shares are publicly traded, this provision will not apply.

In general, non-U.S. shareholders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of our shares. In cases where the dividend income from a non-U.S. shareholder’s investment in our common shares is, or is treated as, effectively connected with the non-U.S. shareholder’s conduct of a U.S. trade or business, the non-U.S. shareholder generally will be subject to U.S. federal income tax at graduated rates, in the same manner as U.S. shareholders are taxed with respect to such dividends. Such income must generally be reported on a U.S. income tax return filed by or on behalf of the non-U.S. shareholder. The income may also be subject to the 30% branch profits tax in the case of a non-U.S. shareholder that is a corporation.

Generally, we will withhold and remit to the IRS 30% of dividend distributions (including distributions that may later be determined to have been made in excess of current and accumulated earnings and profits) that could not be treated as capital gain distributions with respect to the non-U.S. shareholder (and that are not deemed to be capital gain dividends for purposes of the FIRPTA withholding rules described below) unless:

•	a lower treaty rate applies and the non-U.S. shareholder files an IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, evidencing eligibility for that reduced treaty rate with us; or

•	the non-U.S. shareholder files an IRS Form W-8ECI with us claiming that the distribution is income effectively connected with the non-U.S. shareholder’s trade or business.

Return of Capital Distributions. Unless (A) our common shares constitute a USRPI, as described in “—Dispositions of Our Shares” below, or (B) either (1) the non-U.S. shareholder’s investment in our common shares is effectively connected with a U.S. trade or business conducted by such non-U.S. shareholder (in which case the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain) or (2) the non-U.S. shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States (in which case the non-U.S. shareholder will be subject to a 30% tax on the individual’s net capital gain for the year), distributions that we make which are not dividends out of our earnings and profits will not be subject to U.S. federal income tax. If we cannot determine at the time a distribution is made whether or not the distribution will exceed current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. The non-U.S. shareholder may seek a refund from the IRS of any amounts withheld if it subsequently is determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits. If our common shares constitute a USRPI, as described below, distributions that we make in excess of the sum of (1) the non-U.S. shareholder’s proportionate share of our earnings and profits, and (2) the non-U.S. shareholder’s basis in its shares, will be taxed under FIRPTA at the rate of tax, including any applicable capital gains rates, that would apply to a U.S. shareholder of the same type (e.g., an individual or a corporation, as the case may be), and the collection of the tax will be enforced by a refundable withholding tax at a rate of 10% of the amount by which the distribution exceeds the shareholder’s share of our earnings and profits.

Capital Gain Dividends. A distribution paid by us to a non-U.S. shareholder will be treated as long-term capital gain if the distribution is paid out of our current or accumulated earnings and profits and:

•	the distribution is attributable to our net capital gain (other than from the sale of USRPIs) and we timely designate the distribution as a capital gain dividend; or

•

the distribution is attributable to our net capital gain from the sale of USRPIs and the non-U.S. common shareholder owns more than 5% of the value of common shares at any point during the one-year period ending on the date on which the distribution is paid.

Long-term capital gain that a non-U.S. shareholder is deemed to receive from a capital gain dividend that is not attributable to the sale of USRPIs generally will not be subject to U.S. federal income tax in the hands of the non-U.S. shareholder unless:

•

the non-U.S. shareholder’s investment in our common shares is effectively connected with a U.S. trade or business of the non-U.S. shareholder, in which case the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders with respect to any gain, except that a non-U.S. shareholder that is a corporation also may be subject to the 30% branch profits tax; or

•

the non-U.S. shareholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States in which case the nonresident alien individual will be subject to a 30% tax on his capital gains.

Under FIRPTA, distributions that are attributable to net capital gain from the sale by us of USRPIs and paid to a non-U.S. shareholder that owns more than 5% of the value of our common shares at any time during the one-year period ending on the date on which the distribution is paid will be subject to U.S. tax as income effectively connected with a U.S. trade or business. The FIRPTA tax will apply to these distributions whether or not the distribution is designated as a capital gain dividend, and, in the case of a non-U.S. shareholder that is a corporation, such distributions also may be subject to the 30% branch profits tax.

Any distribution paid by us that is treated as a capital gain dividend or that could be treated as a capital gain dividend with respect to a particular non-U.S. shareholder will be subject to special withholding rules under FIRPTA. We will withhold and remit to the IRS 35% of any distribution that could be treated as a capital gain dividend with respect to the non-U.S. shareholder, to the extent that the distribution is attributable to the sale by us of USRPIs. The amount withheld is creditable against the non-U.S. shareholder’s U.S. federal income tax liability or refundable when the non-U.S. shareholder properly and timely files a tax return with the IRS.

Undistributed Capital Gain. Although the law is not entirely clear on the matter, it appears that amounts designated by us as undistributed capital gains in respect of our common shares held by non-U.S. shareholders generally should be treated in the same manner as actual distributions by us of capital gain dividends. Under this approach, the non-U.S. shareholder would be able to offset as a credit against their U.S. federal income tax liability resulting therefrom their proportionate share of the tax paid by us on the undistributed capital gains treated as long-term capital gains to the non-U.S. shareholder, and generally receive from the IRS a refund to the extent their proportionate share of the tax paid by us were to exceed the non-U.S. shareholder’s actual U.S. federal income tax liability on such long-term capital gain. If we were to designate any portion of our net capital gain as undistributed capital gain, a non-U.S. shareholder should consult its tax advisors regarding taxation of such undistributed capital gain.

Dispositions of Our Shares. Unless our common shares constitute a USRPI, a sale of our common shares by a non-U.S. shareholder generally will not be subject to U.S. federal income taxation under FIRPTA. Generally, with respect to any particular shareholder, our common shares will constitute a USRPI only if each of the following three statements is true:

•

Fifty percent or more of our assets on any of certain testing dates during a prescribed testing period consist of interests in real property located within the United States, excluding for this purpose, interests in real property solely in a capacity as creditor (which we expect to be the case);

•

We are not a “domestically-controlled qualified investment entity.” A domestically-controlled qualified investment entity includes a REIT, less than 50% of value of which is held directly or indirectly by non-U.S. shareholders at all times during a specified testing period, Although we believe that we are and will remain a domestically-controlled REIT, because our shares are publicly traded we cannot make any assurance that we are or will remain a domestically-controlled qualified investment entity; and

•

Either (a) our common shares are not “regularly traded,” as defined by applicable Treasury regulations, on an established securities market; or (b) our common shares are “regularly traded” on an established securities market and the selling non-U.S. shareholder has held over 5% of our outstanding common shares any time during the five-year period ending on the date of the sale.

Specific wash sales rules applicable to sales of shares in a domestically-controlled REIT could result in gain recognition, taxable under FIRPTA, upon the sale of our common shares even if we are a domestically-controlled qualified investment entity. These rules would apply if a non-U.S. shareholder (1) disposes of our common shares within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been taxable to such non-U.S. shareholder as gain from the sale or exchange of a USRPI, and (2) acquires, or enters into a contract or option to acquire, other common shares during the 61-day period that begins 30 days prior to such ex-dividend date.

If gain on the sale of our common shares was subject to taxation under FIRPTA, the non-U.S. shareholder would be required to file a U.S. federal income tax return and would be subject to the same treatment as a U.S. shareholder with respect to such gain, subject to the applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals, and the purchaser of the common shares could be required to withhold 10% of the purchase price and remit such amount to the IRS.

Gain from the sale of our common shares that would not otherwise be subject to FIRPTA will nonetheless be taxable in the United States to a non-U.S. shareholder as follows: (1) if the non-U.S. shareholder’s investment in our common shares is effectively connected with a U.S. trade or business conducted by such non-U.S. shareholder, the non-U.S. shareholder will be subject to the same treatment as a U.S. shareholder with respect to such gain, or (2) if the non-U.S. shareholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the United States, the nonresident alien individual will be subject to a 30% tax on the individual’s capital gain.

Information Reporting and Backup Withholding Tax Applicable to Shareholders

U.S. Shareholders—Generally

In general, information-reporting requirements will apply to payments of distributions on our common shares and payments of the proceeds of the sale of our common shares to some U.S. shareholders, unless an exception applies. Further, the payer will be required to withhold backup withholding tax on such payments (currently at the rate of 28%) if:

(1)	the payee fails to furnish a taxpayer identification number, or TIN, to the payer or to establish an exemption from backup withholding;

(2)	the IRS notifies the payer that the TIN furnished by the payee is incorrect;

(3)	there has been a notified payee under-reporting with respect to interest, dividends or original issue discount described in Section 3406(c) of the Code; or

(4)	there has been a failure of the payee to certify under the penalty of perjury that the payee is not subject to backup withholding under the Code.

Some shareholders may be exempt from backup withholding. Any amounts withheld under the backup withholding rules from a payment to a shareholder will be allowed as a credit against the shareholder’s U.S. federal income tax liability and may entitle the shareholder to a refund, provided that the required information is furnished to the IRS.

U.S. Shareholders—Legislation Relating To Foreign Accounts

Under the Hiring Incentives to Restore Employment Act (enacted in March 2010), certain future payments made to “foreign financial institutions” and “non-financial foreign entities” may be subject to withholding at a rate of 30%. U.S. shareholders should consult their tax advisors regarding the effect, if any, of this new legislation on their ownership and disposition of their common shares. See “—Information Reporting and Backup Withholding Tax Applicable to Shareholders—Non-U.S. Shareholders—Withholding on Payments to Certain Foreign Entities.”

Non-U.S. Shareholders—Generally

Generally, information reporting will apply to payments of distributions on our common shares, and backup withholding described above for a U.S. shareholder will apply, unless the payee certifies that it is not a U.S. person or otherwise establishes an exemption. The payment of the proceeds from the disposition of our common shares to or through the U.S. office of a U.S. or foreign broker will be subject to information reporting and, possibly, backup withholding as described above for U.S. shareholders, or the withholding tax for non-U.S. shareholders, as applicable, unless the non-U.S. shareholder certifies as to its non-U.S. status or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the shareholder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The proceeds of the disposition by a non-U.S. shareholder of our common shares to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, if the broker is a U.S. person, a controlled foreign corporation for U.S. federal income tax purposes, or a foreign person 50% or more of whose gross income from all sources for specified periods is from activities that are effectively connected with a U.S. trade or business, a foreign partnership 50% or more of whose interests are held by partners who are U.S. persons, or a foreign partnership that is engaged in the conduct of a trade or business in the United States, then information reporting generally will apply as though the payment was made through a U.S. office of a U.S. or foreign broker unless the broker has documentary evidence as to the non-U.S. shareholder’s foreign status and has no actual knowledge to the contrary.

Applicable Treasury regulations provide presumptions regarding the status of shareholders when payments to the shareholders cannot be reliably associated with appropriate documentation provided to the payer. If a non-U.S. shareholder fails to comply with the information reporting requirement, payments to such person may be subject to the full withholding tax even if such person might have been eligible for a reduced rate of withholding or no withholding under an applicable income tax treaty. Because the application of these Treasury regulations varies depending on the non-U.S. shareholder’s particular circumstances, non-U.S. shareholders are urged to consult their tax advisor regarding the information reporting requirements applicable to them.

Backup withholding is not an additional tax. Any amounts that we withhold under the backup withholding rules will be refunded or credited against the non-U.S. shareholder’s federal income tax liability if certain required information is furnished to the IRS. Non-U.S. shareholders should consult their own tax advisors regarding application of backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations.

Non-U.S. Shareholders—Withholding on Payments to Certain Foreign Entities

The Foreign Account Tax Compliance Act (“FATCA”), which was enacted in 2010, imposes a 30% withholding tax on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities unless certain due diligence, reporting, withholding, and certification obligations requirements are satisfied.

The Treasury Department and the IRS have issued final regulations under FATCA. As a general matter, FATCA imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, our shares if paid to a foreign entity unless either (i) the foreign entity is a “foreign financial institution” that undertakes certain due diligence, reporting, withholding, and certification obligations, or in the case of a foreign financial institution that is a resident in a jurisdiction that has entered into an intergovernmental agreement to implement FATCA, the entity complies with the diligence and reporting requirements of such agreement, (ii) the foreign entity is not a “foreign financial institution” and identifies certain of its U.S. investors, or (iii) the foreign entity otherwise is exempted under FATCA. Under delayed effective dates provided for in the regulations, the required withholding would not begin until January 1, 2014 with respect to dividends on our shares, and January 1, 2017 with respect to gross proceeds from a sale or other disposition of our shares.

If withholding is required under FATCA on a payment related to our shares, investors that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) generally will be required to seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction (provided that such benefit is available). Prospective investors should consult their tax advisors regarding the effect of FATCA in their particular circumstances.

Other Tax Consequences

State, Local and Foreign Taxes

We may be required to pay tax in various state or local jurisdictions, including those in which we transact business, and our shareholders may be required to pay tax in various state or local jurisdictions, including those in which they reside. Our state and local tax treatment may not conform to the U.S. federal income tax consequences discussed above. In addition, a shareholder’s state and local tax treatment may not conform to the U.S. federal income tax consequences discussed above. Consequently, prospective investors should consult with their tax advisors regarding the effect of state and local tax laws on an investment in our common shares.

Tax Shelter Reporting

If a holder recognizes a loss as a result of a transaction with respect to our common shares of at least (i) for a holder that is an individual, S corporation, trust or a partnership with at least one non-corporate partner, $2 million or more in a single taxable year or $4 million or more in a combination of taxable years, or (ii) for a holder that is either a corporation or a partnership with only corporate partners, $10 million or more in a single taxable year or $20 million or more in a combination of taxable years, such holder may be required to file a disclosure statement with the IRS on Form 8886. Direct shareholders of portfolio securities are in many cases exempt from this reporting requirement, but shareholders of a REIT currently are not excepted. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase of our common shares by employee benefit plans that are subject to Title I of the United States Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts, “Keogh” plans and other arrangements that are subject to Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Code or ERISA (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”). THE FOLLOWING IS MERELY A SUMMARY, HOWEVER, AND SHOULD NOT BE CONSTRUED AS LEGAL ADVICE OR AS COMPLETE IN ALL RELEVANT RESPECTS. ALL INVESTORS ARE URGED TO CONSULT THEIR LEGAL ADVISORS BEFORE INVESTING ASSETS OF A PLAN IN US AND TO MAKE THEIR OWN INDEPENDENT DECISION.

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in our Class A common shares of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of Section 406 of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code and may result in the disqualification of an IRA. In addition, the fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code.

Whether or not the underlying assets of American Homes 4 Rent (the “Issuer”) are deemed to include “plan assets,” as described below, the acquisition and/or holding of our Class A common shares by an ERISA Plan with respect to which the Issuer or the underwriter is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the United States Department of Labor (the “DOL”) has issued prohibited transaction class exemptions, or “PTCEs,” that may apply to the acquisition and holding of our Class A common shares. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide an exemption from the prohibited transaction provisions of Section 406 of ERISA and Section 4975 of the Code for certain transactions, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any ERISA Plan involved in the transaction and provided further that the ERISA Plan receives no less, and pays no more, than adequate consideration in connection with the transaction. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Because of the foregoing, our Class A common shares should not be purchased or held by any person investing “plan assets” of any Plan, unless such purchase and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code and will not constitute a similar violation of any applicable Similar Law.

Plan Asset Issues

The regulations, promulgated under ERISA by the DOL, as modified by Section 3(42) of ERISA, known as the DOL Plan Asset Regulations, generally provide that when an ERISA Plan acquires an equity interest in an entity that is neither a “publicly-offered security” nor a security issued by an investment company registered under the 1940 Act, the ERISA Plan’s assets are deemed to include both the equity interest and an undivided interest in each of the underlying assets of the entity unless it is established either that the equity participation in the entity by “Benefit Plan Investors” as defined in Section 3(42) of ERISA is not “significant” (the “insignificant participation test”) or that the entity is an “operating company.”

For purposes of the DOL Plan Asset Regulations, (i) a “publicly-offered security” generally is a security that is (a) “freely transferable,” (b) part of a class of securities that is “widely held,” and (c) either (x) sold to the Plan as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act of 1933 and the class of securities of which such security is a part is registered under the Securities Exchange Act of 1934 within 120 days after the end of the fiscal year of the issuer during which the offering of such securities to the public has occurred, or (y) is part of a class of securities that is registered under Section 12(b) or 12(g) of the Exchange Act; and (ii) an “operating company” includes an entity that is primarily engaged, directly or through a majority owned subsidiary or subsidiaries, in the production or sale of a product or service, other than the investment of capital. Our Class A common shares will not qualify as a “publicly-offered security” immediately after this offering and will not qualify until such time as we register our Class A common shares under Section 12 of the Exchange Act.

For purposes of the “insignificant participation test,” the DOL Plan Asset Regulations provide that equity participation in an entity by Benefit Plan Investors is not significant if, immediately after the most recent acquisition of an equity interest in the entity, their aggregate interest is less than 25% of the value of each class of equity securities in the entity, disregarding, for purposes of such determination, any interests held by persons and their affiliates (other than Controlling Persons), who have discretionary authority or control with respect to the assets of the entity or who provide investment advice for a fee (direct or indirect) with respect to such assets. In order to satisfy the “insignificant participation test,” our declaration of trust generally provides that until such time as each outstanding class or securities of our equity shares becomes a “publicly-offered security” under the DOL Plan Asset Regulations or we qualify for another exception under the DOL Plan Asset Regulations, equity participation in each outstanding series or class of our equity shares will be limited to less than 25% of the value of such series or class, disregarding for such purposes, any interests held by persons or their affiliates (other than Benefit Plan Investors) who have discretionary authority or control with respect to our assets or who provide investment advice for a fee with respect to our assets. In addition, our declaration of trust generally provides that until such time as each outstanding series or class or our equity shares becomes a “publicly-offered security” or we qualify for another exception under the DOL Plan Asset Regulations, no person may sell or transfer our equity shares to a Benefit Plan Investor or controlling person.

As noted above, the assets of a Benefit Plan Investor do not include the underlying assets of the entity when the Benefit Plan Investor acquires an equity interest in an “operating company.” The term “operating company” includes, among other things, a “real estate operating company” or a REOC. In general, an entity may qualify as a REOC if (i) at least 50% of its assets, valued at cost, other than short-term investments pending long-term commitment or distribution to investors, are invested in real estate which is managed or developed and with respect to which the entity has the right to substantially participate directly in the management or development activities and (ii) such entity in the ordinary course of its business is engaged directly in real estate management or development activities. We believe that the Issuer may qualify as a REOC for purposes of the DOL Plan Asset Regulations. However, there can be no assurance that such qualification will be available initially or will continue indefinitely. In order to assure that the assets of the Issuer are not deemed to be “plan assets” under ERISA, our declaration of trust includes ownership and transfer restrictions intended to satisfy the “insignificant participation test” in the event that the Issuer does not qualify as a REOC.

Plan Asset Consequences

If the assets of the Issuer were deemed to be “plan assets” under ERISA, this would result, among other things, in (i) the application of the prudence and other fiduciary responsibility standards of ERISA to investments made by the Issuer, and (ii) the possibility that certain transactions in which the Issuer might seek to engage could constitute “prohibited transactions” under ERISA and the Code.

Representation

Accordingly, by acceptance of our Class A common shares each purchaser or subsequent transferee of our Class A common shares will be deemed to have represented and warranted either that (i) it is not a Plan, and no portion of such purchaser’s or transferee’s assets used to acquire such shares constitutes assets of any Plan or (ii) the purchase of our Class A common shares by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or similar violation under any applicable Similar Laws. Each purchaser or subsequent transferee of our Class A common shares also will be deemed to have represented or warranted that the shares will not be transferred to any Benefit Plan Investor or Controlling Person until each outstanding series and class of our equity shares qualifies as a “publicly-offered security” or we qualify for another exception to the DOL Plan Asset Regulations (other than the exception for insignificant participation).

The foregoing discussion is general in nature, is not intended to be all-inclusive, and is based on laws in effect on the date of this prospectus. Such discussion should not be construed as legal advice. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing our Class A common shares on behalf of, or with the assets of, any Plan consult with counsel regarding the potential applicability of ERISA, Section 4975 of the Code and Similar Laws to such investment and whether an exemption would be applicable to the purchase of our Class A common shares.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co. and J.P. Morgan Securities LLC are acting as representatives, have severally agreed to purchase, and we and the selling shareholders have agreed to sell them, severally, and not jointly, the number of our Class A common shares indicated below.

Name	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Goldman, Sachs & Co.
J.P. Morgan Securities LLC
Wells Fargo Securities, LLC
FBR Capital Markets & Co

Total

The underwriters are offering our Class A common shares subject to their acceptance of the shares from us and the selling shareholders subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of our Class A common shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of our Class A common shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer part of our Class A common shares directly to the public at the price to public listed on the front cover of this prospectus and part to certain dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $             per share. After the initial offering of our Class A common shares, the price to public and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to             additional Class A common shares at the price to public listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option to cover sales of a greater number of shares than the total number of set forth in the preceding table. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional Class A common shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of our Class A common shares listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total price to public, underwriting discounts and commissions and proceeds before expenses to us and the selling shareholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional Class A common shares.

Total
	Per Share	No Exercise	Full Exercise
Price to public	$	$	$
Underwriting discounts and commissions to be paid by:
Us	$	$	$
The selling shareholders	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to selling shareholders	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $            .

The underwriters have informed us that they do not intend sales to accounts over which they exercise discretionary authority to exceed 5% of the total number of our Class A common shares offered by them.

We intend to apply to have our Class A common shares listed on the NYSE under the symbol “ .”

Subject to certain exceptions, we our trustees and officers and AH LLC have agreed that, without the prior written consent of on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any Class A common shares or any securities convertible into or exercisable or exchangeable for our Class A common shares;

•	file any registration statement with the SEC relating to the offering of any Class A common shares or any securities convertible into or exercisable or exchangeable for our Class A common shares; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our Class A common shares;

whether any such transaction described above is to be settled by delivery of our Class A common shares or such other securities, in cash or otherwise. Additionally, all of our other shareholders have agreed with us not to directly or indirectly sell, offer to sell, grant any option or otherwise transfer or dispose of our Class A common shares for 180 days, in the case of holders who are selling shareholders in this offering, and 60 days, in the case of holders who are not selling shares in this offering, in each case after the date of this prospectus. We have agreed not to waive or otherwise modify this agreement without the prior written consent of                 .

The restrictions described in the immediately preceding paragraph do not apply to the sale of shares to the underwriters or transactions by any person other than us, our trustees and officers and AH LLC relating to our Class A common shares or other securities acquired in this offering or in open market transactions after completion of this offering.

                            , in its sole discretion, may release, or authorize us to release, as the case may be, our Class A common shares and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.

In order to facilitate this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our Class A common shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under their option to purchase additional shares. The underwriters can close out a covered short sale by exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A common shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, our Class A common shares in the open market to stabilize the price of our Class A common shares. These activities may raise or maintain the market price of our Class A common shares above independent market levels or prevent or retard a decline in the market price of our Class A common shares. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the selling shareholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters participating in this offering. The representatives may agree to allocate a number of our Class A common shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Pricing of the Offering

Immediately prior to this offering, there was no public market for our Class A common shares. The initial price to public was determined by negotiations between us and the representatives. Among the factors considered in determining the initial price to public were our future prospects and those of our industry in general, our revenues, results of operations and certain other financial and operating information in recent periods, and the valuation measures, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

Directed Share Program

At our request, the underwriters have reserved             percent of our Class A common shares offered by this prospectus for sale, at the initial price to public, to our trustees, officers, employees, business associates and related persons. Any such shares purchased by such person will be subject to a 180-day lock-up restriction. The number of our Class A common shares available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

Other Relationships

Some of the underwriters and their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and/or our affiliates. In the future, they may receive customary fees and commissions for these transactions.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. In the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Wells Fargo, an affiliate of Wells Fargo Securities, LLC, is the lender under our $500 million senior secured revolving credit facility, for which it receives customary fees. As of April 5, 2013, there were no borrowings outstanding under our credit facility. A portion of the proceeds from this offering may be used to repay outstanding borrowings under our credit facility.

LEGAL MATTERS

Hogan Lovells US LLP will pass upon certain securities law and other legal matters for us in connection with this offering. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, Costa Mesa, California.

EXPERTS

The consolidated financial statements as of December 31, 2012 and for the period from June 23, 2011 through December 31, 2011, included in this prospectus, have been audited by BDO USA, LLP, independent registered public accountants, as stated in their report appearing herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Unless otherwise indicated, all economic and demographic data and forecasts included in this prospectus, including information relating to the historical and forecasted economic and demographic conditions in our markets contained in the sections of this prospectus captioned “Prospectus Summary,” “Industry Overview and Market Opportunity” and “Our Business and Properties,” is derived from a market study prepared for us by                     , and is included in this prospectus in reliance on                     ’s authority as an expert in such matters. We have agreed to pay a total fee of $                     for the market information and reports it provides to us, of which $                     has been paid and $                     will be paid upon completion of this offering. Under our agreement with                     , we have agreed to indemnify                     and its affiliates and employees against claims and damages, including claims and damages under the Securities Act, arising out of our use of the market information provided to us by in connection with this offering, except to the extent such claims or damages result from the bad faith, gross negligence, willful misconduct or knowing violation of law                     or its affiliates or employees.

WHERE YOU CAN FIND MORE INFORMATION

We maintain a website at http://www.americanhomes4rent.com. Information contained on our website is not incorporated by reference into this prospectus and you should not consider information contained on our website to be part of this prospectus.

We have filed with the SEC a registration statement on Form S-11, including exhibits, schedules and amendments filed with the registration statement, of which this prospectus is a part, under the Securities Act with respect to the common shares we and the selling shareholders propose to sell in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company and the common shares to be sold in this offering, reference is made to the registration statement, including the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or other document has been filed as an exhibit to the registration statement, each statement in this prospectus is qualified in all respects by the exhibit to which the reference relates. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the SEC, 100 F Street, N.E., Washington, DC 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0300. Copies of all or a portion of the registration statement can be obtained from the public reference room of the SEC upon payment of prescribed fees. In addition, the SEC maintains a website, http://www.sec.gov, that contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically with the SEC.

As a result of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and will file periodic reports and other information with the SEC. These periodic reports and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above.

INDEX TO FINANCIAL STATEMENTS

American Homes 4 Rent

Consolidated Financial Statements

As of December 31, 2012 and for the Period from June 23, 2011 Through December 31, 2011

Report of Independent Registered Public Accounting Firm

Board of Trustees and Shareholders

American Homes 4 Rent

Malibu, California

We have audited the accompanying consolidated balance sheets of American Homes 4 Rent and its subsidiaries (“the Company”) as of December 31, 2012 and 2011 and the related consolidated statements of operations, shareholders’ equity and cash flows for the year ended December 31, 2012 and for the period from June 23, 2011 to December 31, 2011. In connection with our audits of the consolidated financial statements, we have also audited the consolidated financial statement schedule listed in the accompanying index to the consolidated financial statements. These consolidated financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedules. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, the financial statements include the accounts of certain single family properties (the “Properties”) contributed to the Company by American Homes 4 Rent, LLC, a related entity, on December 31, 2012 and February 28, 2013, which were not legal stand—alone entities. The accounts of the Properties reflect the assets, liabilities, income, and expenses directly attributable to the Properties, as well as allocations deemed reasonable by management, to present the financial position, results of operations, and cash flows of the Properties and do not necessarily reflect the financial position, results of operations, and cash flows had the Properties operated as stand-alone entities during the periods presented and, accordingly, may not be indicative of the Company’s future performance.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Homes 4 Rent and its subsidiaries at December 31, 2012 and 2011, and the results of its operations and its cash flows for the year ended December 31, 2012 and for the period from June 23, 2011 to December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ BDO USA, LLP

Los Angeles, California

April 12, 2013

American Homes 4 Rent

Consolidated Balance Sheets

(Amounts in thousands, except share information)

	Pro Forma Equity as of December 31, 2012 (Notes 2 and 9) (Unaudited)	December 31, 2012	December 31, 2011
Assets
Single-family properties:
Land		$96,139	$498
Buildings and improvements		411,706	3,018

		507,845	3,516

Less: accumulated depreciation		(2,132)	(21)

Single-family properties, net		505,713	3,495
Investment in real estate entity		—	—
Cash and cash equivalents		397,198	—
Rent and other receivables		6,586	11
Escrow deposits		10,968	—
Prepaid expenses and other assets		993	17

Total assets		$921,458	$3,523

Liabilities
Accounts payable and accrued expenses		$11,282	$49
Amounts payable to affiliates		5,012	—

Total liabilities		16,294	49

Commitments and contingencies
Equity:
Shareholders’ equity:
Class A common shares, $0.01 par value per share, 450,000,000 shares authorized, 38,663,998 shares issued and outstanding at December 31, 2012	$387	387	—
Class B common shares, $0.01 par value per share, 50,000,000 shares authorized, 667 shares issued and outstanding, at December 31, 2012 635,075 shares issued and outstanding pro forma (unaudited)	6	—	—
Additional paid-in capital	549,602	914,565	3,516
Accumulated deficit	(10,278)	(10,278)	(42)

Total shareholders’ equity	539,717	904,674	3,474
Noncontrolling interest	365,447	490	—

Total equity	$905,164	905,164	3,474

Total liabilities and equity		$921,458	$3,523

The accompanying notes are an integral part of these consolidated financial statements.

American Homes 4 Rent

Consolidated Statements of Operations

(Amounts in thousands, except share information)

	Year ended December 31, 2012	Period from June 23, 2011 to December 31, 2011
Revenue:
Rents from single-family properties	$4,540	$65

Total revenue	4,540	65

Expenses:
Property operating expenses:
Leased single-family properties	2,011	27
Vacant single-family properties	1,579	12
General and administrative expense	7,199	47
Noncash share-based compensation expense	70	—
Acquisition fees and costs expensed	869	—
Advisory fees	937	—
Depreciation	2,111	21

Total expenses	14,776	107

Noncontrolling interest	—	—

Net loss attributable to common shareholders	$(10,236)	$(42)

Weighted average shares outstanding – basic and diluted	7,225,512	3,301,667

Net loss per share – basic and diluted	$(1.42)	$(0.01)

The accompanying notes are an integral part of these consolidated financial statements.

American Homes 4 Rent

Consolidated Statements of Equity

(Amounts in thousands, except share information)

	Class A common shares		Class B common shares
	Number of shares	Amount	Number of shares	Amount	Additional paid-in capital	Accumulated deficit	Shareholders’ equity	Noncontrolling interest	Total equity
Balances at June 23, 2011	—	$—	—	$—	$—	$—	$—	$—	$—
2,770 Property contribution	—	—	—	—	3,516	—	3,516	—	3,516
Net loss	—	—	—	—	—	(42)	(42)	—	(42)

Balances at December 31, 2011	—	—	—	—	3,516	(42)	3,474	—	3,474
Issuances of common equity, net of offering costs of $40,928,000	35,363,998	354	—	—	494,485	—	494,839	—	494,839
Contribution of properties and cash by our Sponsor in connection with 2012 Offering	3,300,000	33	667	—	47,123	—	47,156	490	47,646
2,770 Property Contribution	—	—	—	—	369,371	—	369,371	—	369,371
Share-based compensation	—	—	—	—	70	—	70	—	70
Net loss	—	—	—	—	—	(10,236)	(10,236)	—	(10,236)

Balances at December 31, 2012	38,663,998	$387	667	$—	$914,565	$(10,278)	$904,674	$490	$905,164

The accompanying notes are an integral part of these consolidated financial statements.

American Homes 4 Rent

Consolidated Statements of Cash Flows

(Amounts in thousands)

	Year ended December 31, 2012	Period from June 23, 2011 to December 31, 2011
Operating activities
Net loss	$(10,236)	$(42)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	2,111	21
Noncash share-based compensation	70	—
Acquisition costs attributable to contributed properties	455	—
Other changes in operating assets and liabilities:
Rent and other receivables	(82)	—
Prepaid expenses and other assets	(492)	—
Accounts payable and accrued expenses	676	—
Amounts payable to affiliates	949	—

Net cash used in operating activities	(6,549)	(21)

Investing activities
Cash paid for single-family properties	(87,506)	—
Escrow deposits for purchase of single-family properties	(7,393)	—
Improvements to single-family properties	(2,571)	—

Net cash used in investing activities	(97,470)	—

Financing activities
Implied contribution by Sponsor for historical operations	5,888	21
Proceeds from issuance of Class A common shares	494,839	—
Proceeds from issuance of Class B common shares	—	—
Proceeds from issuance of Class A units in Operating Partnership	490	—

Net cash provided by financing activities	501,217	21

Net increase in cash and cash equivalents	397,198	—
Cash and cash equivalents, beginning of year	—	—

Cash and cash equivalents, at end of year	$397,198	$—

Supplemental schedule of noncash investing and financing activities
Receivables related to property acquisitions	$3,312	$—
Accounts payable and accrued expenses related to property acquisitions	$2,306	$—
Amounts payable to affiliates related to property acquisitions	$4,180	$—
Contribution of properties (see Note 9)
Single-family properties, including related assets and liabilities	$408,639	$3,474
Issuance of Class A common shares	$47,156	$—
Additional paid in capital	$361,483	$3,474

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN HOMES 4 RENT

Notes to Consolidated Financial Statements

Note 1. Organization and operations

American Homes 4 Rent (the “Company,” “we,” “our” and “us”) is a Maryland real estate investment trust (“REIT”) formed on October 19, 2012. We are focused on acquiring, renovating, leasing and operating single-family properties as rental properties. In November and December 2012, the Company raised approximately $530,413,000 before aggregate placement agent fees and offering costs of $40,928,000, including $5,307,000 related to the value of the option issued to American Homes 4 Rent, LLC (the “Sponsor”), in an offering exempt from registration under the Securities Act of 1933 (the “2012 Offering”). As of December 31, 2012, the Company held 3,644 single-family properties in 15 states. In March 2013, the Company raised $747,500,000 before aggregate placement agent fees and offering costs of $44,003,000 in an offering exempt from registration under the Securities Act of 1933 (the “2013 Offering”). The Company is overseen by a board of trustees consisting of eight individuals.

Substantially all of the Company’s operations are conducted through our Operating Partnership. The operations of which are consolidated with those of the Company. The Company is the sole general partner and owned approximately 99.9% of the Class A common units in the Operating Partnership as of December 31, 2012. The general partner has the exclusive power to manage and conduct the business of the entity. The Sponsor is the sole limited partner and owns approximately 0.1% of the Class A common units in the Operating Partnership (see Note 7) and has no authority to transact business or participate in management activities of the entity. Holders of common units in our Operating Partnership have the right to redeem the units for cash or, at the election of the Company, exchange the units for the Company’s Class A common shares on a one-for-one basis.

The Company is advised by American Homes 4 Rent Advisor, LLC (the “Advisor”) and the Company’s single-family properties are managed by American Homes 4 Rent Management Holdings, LLC (the “Property Manager”), both of which are subsidiaries of the Sponsor. During 2012, these related parties received compensation for services provided to the Company, and will continue to receive compensation for providing on-going investment oversight and management of the Company (see Note 8). Under the terms of these and other agreements, the Sponsor and its affiliates provide services that are essential to the Company. As a result of these relationships, the Company is dependent upon the Sponsor and its affiliates. In the event that the Sponsor and its affiliates are unable to provide these services, the Company will be required to find other service providers, the cost for which could be more or less than the amounts currently charged by the Sponsors and its affiliates under these agreements.

In connection with the 2012 Offering, on December 31, 2012 the Sponsor contributed 367 properties to us with an agreed-upon value of $49,444,000 and made a cash investment of $556,000, in exchange for 3,300,000 Class A common shares, 667 Class B common shares, and 32,667 Class A common units of the Company’s Operating Partnership (see Note 9). On February 28, 2013, the Sponsor contributed 2,770 properties to us with an agreed-upon value of $491,666,000 (the “2,770 Property Contribution”), in exchange for 31,085,974 Series C convertible units in our Operating Partnership, and 634,408 of our Class B common shares. The contributions in connection with the 2012 Offering and the 2,770 Property Contribution are transactions between businesses under common control, and as such, the accounts relating to the properties contributed have been recorded by us as if they had been acquired by us on the dates such properties were acquired by our Sponsor. Accordingly, the accompanying consolidated financial statements include the Sponsor’s historical results of operations and carrying values of the properties that had been acquired by the Sponsor. The Sponsor commenced acquiring these properties on June 23, 2011, the date of inception for the accompanying consolidated financial statements, and accordingly, the statements of operations reflect activity prior to the Company’s date of formation. Therefore, the accompanying consolidated financial statements are not indicative of the Company’s past or future results and do not reflect its financial position, results of operations, changes in equity, and cash flows had they been presented as if the Company had been operated independently during the period presented.

Prior to our formation on October 19, 2012, the Sponsor performed certain corporate functions on behalf of the properties acquired in the 2012 Offering and 2,770 Property Contribution. The accompanying consolidated financial statements reflect an allocation of general and administrative expenses incurred by the Sponsor (see Note 2).

AMERICAN HOMES 4 RENT

Notes to Consolidated Financial Statements

Note 2. Significant accounting policies

Accounting principles and consolidation

The accompanying consolidated financial statements include the accounts of all subsidiaries. Intercompany accounts and transactions have been eliminated. The accounting and reporting policies conform to accounting principles generally accepted in the United States of America (“GAAP”). We conduct substantially all of our operations through American Homes 4 Rent, L.P. (our “Operating Partnership”). As of December 31, 2012, the Company owned approximately 99.9% of the Class A common units in the Operating Partnership, which is consolidated in the accompanying consolidated financial statements, with noncontrolling interest (see Note 7) reflected separately.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. These estimates are inherently subjective in nature and actual results could differ from estimates and the differences may be material.

Unaudited pro forma equity

Unaudited pro forma equity as of December 31, 2012 has been presented to reflect the reclassification of $365,447,000 from additional paid-in capital to noncontrolling interest that will occur upon consummation of the 2,770 Property Contribution on February 28, 2013 and the related issuance of 31,085,974 Series C Convertible units in our Operating Partnership (see Notes 7 and 9).

Income taxes

We intend to elect to be taxed as a REIT, as defined in the Internal Revenue Code. As a REIT, we are not subject to U.S. federal income taxes to the extent that we distribute 100% of our taxable income to our shareholders on an annual basis and do not engage in prohibited transactions. We believe we met these REIT requirements in 2012. Accordingly, we have not recorded federal income tax expense related to the REIT’s taxable income.

Our assumption that we met the REIT requirements could be incorrect because the REIT requirements are complex, require ongoing factual determinations, and there could be future unanticipated changes in our circumstances, or existing circumstances that were not identified and may affect our Company’s compliance. For any taxable year that we fail or have failed to qualify as a REIT and for which applicable statutory relief provisions did not apply, we would be taxed at the regular corporate rates on all of our taxable income. In these circumstances, we could also be subject to penalties and interest, and our net income would be materially different from our current estimates.

We incurred a net operating loss for federal and state income tax purposes in 2012, which will expire in 2033. The Company had no unrecognized tax benefits as of December 31, 2012. The Company expects no significant increases or decreases in unrecognized tax benefits due to changes in tax positions within one year of December 31, 2012. We are not required to pay a dividend for the year ended December 31, 2012.

AMERICAN HOMES 4 RENT

Notes to Consolidated Financial Statements

Significant accounting policies

Single-family properties

Transactions in which single-family properties are purchased that are not subject to an existing lease are treated as asset acquisitions, and as such are recorded at their purchase price including acquisition fees. Transactions in which single-family properties are acquired subject to an existing lease are treated as a business combination under Accounting Standards Codification (“ASC”) 805, Business Combinations, and as such are recorded at fair value (approximated by the purchase price), allocated to land, building and the existing lease based upon their relative fair values at the date of acquisition, with acquisition fees and other costs expensed as incurred. The cost of single-family properties is allocated between land and building based upon their relative fair values at the date of acquisition. Fair value is determined based on ASC 820, Fair Value Measurements and Disclosures, primarily based on unobservable data inputs. In making estimates of fair values for purposes of allocating purchase price, the Company utilizes its own market knowledge and published market data. In this regard, the Company also utilizes information obtained from county tax assessment records to assist in the determination of the fair value of the land and building.

Single-family properties contributed by our Sponsor are deemed to be transactions under common control. Accordingly, the assets and liabilities of contributed properties are recorded by the Company at the Sponsor’s net book value (see Note 9).

For single-family properties acquired with in-place leases, the fair value of acquired in-place leases is estimated to be the estimated costs we would have incurred to lease the property under similar terms. Such costs are capitalized and amortized over the remaining life of the lease. Acquired leases are generally short-term in nature (six months to two years). For these single-family properties, acquisition fees are expensed as incurred and are included in acquisition fees and costs expensed in the accompanying consolidated statement of operations.

The nature of our business requires that in certain circumstances we acquire single-family properties subject to existing liens. Liens that we expect to be extinguished in cash are estimated and accrued on the date of acquisition and recorded as a cost of the property.

We incur costs to prepare our properties to be rented, primarily renovation costs. These costs, along with related holding costs during the period of renovation, are capitalized to the cost of the building. Upon completion of the renovation of the single-family properties, all costs of operations, including repairs and maintenance, are expensed as incurred.

Impairment of long lived assets

The Company evaluates its single family properties for impairment periodically or whenever events or circumstances indicate that its carrying amount may not be recoverable. If an impairment indicator exists, we compare the expected future undiscounted cash flows against the carrying amount of an asset. If the sum of the estimated undiscounted cash flows is less than the carrying amount of the asset, we would record an impairment loss for the difference between the estimated fair value and the carrying amount of the asset.

Leasing costs

Direct and incremental costs we incur to lease the properties are capitalized and amortized over the term of the lease, usually one year. Amortization of leasing costs is included in property operating expenses. Pursuant to the property management agreement with our Property Manager, we pay a leasing fee equal to one-half of each lease’s monthly rent (see Note 8).

AMERICAN HOMES 4 RENT

Notes to Consolidated Financial Statements

Depreciation and amortization

Depreciation is computed using the straight-line method over the estimated useful lives of the buildings and improvements, which are generally between 5 and 30 years. The Company considers the value of in-place leases in the allocation of the purchase price and the amortization period reflects the remaining terms of the leases. The remaining terms are usually very short, less than one year. The unamortized portion of in-place leases is included in other assets.

Cash and cash equivalents

We consider all demand deposits, cashier’s checks, money market accounts and certificates of deposits with a maturity of three months to be cash equivalents. We maintain our cash and cash equivalents and escrow deposits at financial institutions. The combined account balances typically exceed the Federal Depository Insurance Corporation (“FDIC”) insurance coverage, and, as a result, there is a concentration of credit risk related to amounts on deposit. We believe that this risk is not significant.

Rescinded properties

In certain jurisdictions, our purchases of single-family properties in foreclosure sales are subject to the right of rescission. When we are notified of a rescission, the amount of the purchase price is reclassified as a receivable. As of December 31, 2012, rescission receivables totaled $1,612,000.

Escrow deposits

Escrow deposits include refundable and non-refundable cash earnest money deposits for the purchase of properties of $2,162,000 as of December 31, 2012. In addition, escrow deposits include $8,806,000 in amounts paid for single-family properties in certain states which require a judicial order when the risk and rewards of ownership of the property are transferred and the purchase is finalized.

Revenue and expense recognition

Rental income attributable to residential leases is recognized on a straight-line basis. Leases entered into between tenants and the Company are generally for a one-year term. We estimate losses that may result from the inability of our tenants to make payments required under the terms of the lease based on payment history and current credit status. As of December 31, 2012 and 2011, we had no allowance for such losses.

We accrue for property taxes and homeowner’s association assessments based on amounts billed, and, in some circumstances, estimates and historical trends when bills or assessments are not available. If these estimates are not reasonable, the timing and amount of expenses recorded could impact our consolidated financial statements.

Accrued and other liabilities

Accrued and other liabilities consist primarily of trade payables, property tax accruals, and accrued fees payable to our Advisor and our Property Manager. It also consists of contingent loss accruals, if any. Such losses are accrued when they are probable and estimable. When it is reasonably possible that a significant contingent loss has occurred, we disclose the nature of the potential loss and, if estimable, a range of exposure.

AMERICAN HOMES 4 RENT

Notes to Consolidated Financial Statements

Share-based compensation

The Company has an equity incentive plan for eligible persons, which is accounted for under the provisions of ASC 718, Compensation – Stock Compensation, and ASC 505-50, Equity-Based Payments to Non-Employees. Noncash share-based compensation expense related to stock options issued to trustees is based on the fair value of the options on the grant date and amortized over the service period. Noncash share-based compensation expense related to stock options granted to employees of the Company’s Property Manager and Advisor are considered non-employees and is based on the estimated fair value of the options and are re-measured each period until the earlier of the performance commitment date or the performance completion date (see Note 7). These options are recognized in expense over the service period.

Fair value of financial instruments

The fair value of a financial instrument is the amount at which the instrument could be exchanged in an orderly transaction between two willing parties. The carrying amount of rents and other receivables, escrow deposits, prepaid expenses, accounts payable and accrued expenses and amounts payable to affiliates approximate fair value because of the short maturity of these amounts.

Allocated general and administrative expense

Allocated general and administrative expense represents general and administrative expenses incurred by our Sponsor that are either clearly applicable to or have been reasonably allocated to the operations of the properties contributed by our Sponsor in connection with 2012 Offering and the 2,770 Property Contribution. In making these allocations, we have considered the guidance of Staff Accounting Bulletin Topic 1B. We have allocated expenses for each operating division of our Sponsor based on an allocation methodology we believe is reasonable for such operating division. Allocations have been based on the estimated portion of our Sponsor’s overall activity associated with the properties contributed by our Sponsor in connection with the 2012 Offering and the 2,770 Property Contribution. In general, the operating metric utilized in making these allocations was the number of single-family properties. Allocated general and administrative expenses were $6,949,000 and $47,000 for 2012 and the period from June 23, 2011 to December 31, 2011, respectively, and includes salaries, rent, consulting services, travel expenses, temporary services, and accounting and legal services. Management believes that the allocation methodology used to allocate general and administrative expense for 2012 and for the period from June 23, 2011 to December 31, 2011 results in a reasonable estimate for allocated general and administrative expense.

Segment reporting

Under the provision of ASC 280, Segment Reporting, the Company had determined that it has one reportable segment with activities related to acquiring, renovating, leasing and operating single-family homes as rental properties. 100% of the Company’s consolidated revenues are derived from rental income through the leasing of its properties. The Company’s properties are geographically dispersed and management evaluates operating performance at the state level.

Recently issued and adopted accounting standards

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS, which generally represents clarifications of Topic 820, Fair Value Measurements, but also includes certain instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. This ASU results in common principles and requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. GAAP and International Financial Reporting Standards (IFRS). The ASU was effective prospectively for interim and annual periods beginning after December 15, 2011 with earlier application not permitted. The adoption of this guidance did not have a material effect on our consolidated results of operations, financial position or cash flows.

AMERICAN HOMES 4 RENT

Notes to Consolidated Financial Statements

Note 3. Single-family properties

Single-family properties as of December 31, 2012 and 2011 consist of the following (in thousands):

	December 31, 2012	December 31, 2011
Land	$96,139	$498
Buildings and improvements	411,706	3,018

Total	507,845	3,516
Accumulated depreciation	(2,132)	(21)

Single-family properties, net	$505,713	$3,495

Single-family properties, net, as shown above, consist of the following as of December 31, 2012 and 2011 (dollars in thousands):

	December 31, 2012
	Number of properties	Net book value
Single-family properties being renovated	1,857	$261,136
Vacant single-family properties available for lease	623	86,509
Leased single-family properties	1,164	158,068

Total	3,644	$505,713

	December 31, 2011
	Number of properties	Net book value
Single-family properties being renovated	12	$1,204
Vacant single-family properties available for lease	2	248
Leased single-family properties	19	2,043

Total	33	$3,495

Single-family properties at December 31, 2012 include $131,819,000 related to properties for which the recorded deed of trust has not been received. For these properties, the trustee or seller has warranted that all legal rights of ownership have been transferred to us on the date of the sale, but there is a delay for the deeds to be recorded. Single-family properties also include $46,635,000 net book value of 367 single-family properties that were contributed by our Sponsor on December 31, 2012 related to the 2012 Offering and $365,937,000 net book value of 2,661 single-family properties contributed on February 28, 2013 related to the 2,770 Property Contribution (see Note 9). For these homes, the Sponsor has warranted that all legal rights of ownership have been transferred to us on the effective date of the transaction, but there is a delay for the deeds to be recorded. As of December 31, 2012, $44,386,000 of the properties contributed related to the 2012 Offering did not have recorded deeds. Depreciation expense related to single-family properties was $2,111,000 for 2012 and $21,000 for the period from June 23, 2011 to December 31, 2011.

AMERICAN HOMES 4 RENT

Notes to Consolidated Financial Statements

Note 4. Investment in Real Estate Entity

On December 31, 2012, the sole Class B interest in RJ American Homes 4 Rent Investments, LLC (“RJ LLC”) was contributed to us in exchange for 653,492 3.5% convertible perpetual preferred units of the Company’s Operating Partnership, which was at an agreed upon value of approximately $9,802,000. Prior to the exchange, our Sponsor owned 100% of RJ LLC and therefore, the preferred units were issued directly to our Sponsor. Since no consideration was received by RJ LLC from the Sponsor for their Class B interest, the carryover basis for the equity interest issued to the Company was determined to be zero. As a result, the 3.5% convertible perpetual preferred units of the Operating Partnership issued to the Sponsor also had no initial basis and are considered to be noncontrolling interest in Operating Partnership. Our investment in RJ LLC is recorded on the equity method, as the Operating Partnership has more than minor influence over RJ LLC’s operations, and is reflected in the accompanying consolidated balance sheet as investment in real estate entity.

Our investment in RJ LLC is represented by the ownership of the entity’s sole Class B interest, which has the rights to all distributions of operating cash flow and loan proceeds of RJ American Homes 4 Rent One, LLC (“RJ1”). Our Sponsor is the sole owner of Class A interest of RJ LLC and is the managing member. RJ LLC’s only investment is a 30% equity interest in RJ1. RJ1 owns 177 single-family properties, which had been contributed by the Sponsor in September 2012, the Sponsor’s net book value being approximately $4,391,000 at December 31, 2012. In connection with RJ LLC’s investment in RJ1, the Company is also entitled to 20% of the promoted interest in RJ1 held by the Company’s Sponsor. The promoted interest held by our Sponsor is earned after RJ1’s investors achieve certain preferred returns. This promoted interest in RJ1 is equal to 15% after investors in RJ1 receive a 6% return, 25% after an 8.5% return to investors is achieved, and 35% after an 11.5% return to investors is achieved. As of December 31, 2012, RJ1 had total assets of $25,211,000, total liabilities of $673,000 and total equity of $24,538,000.

Note 5. Lease income

We generally rent our properties under non-cancelable lease agreements with a term of one year. Future minimum rental revenues under leases existing on our properties (including contributed properties) as of December 31, 2012 are as follows (in thousands):

2013	$14,865
2014	767

Total	$15,632

Note 6. Accounts payable and accrued expenses

The following table summarizes accounts payable and accrued expenses as of December 31, 2012 and 2011 (in thousands):

	December 31, 2012	December 31, 2011
Accounts payable	$259	$—
Accrued property taxes	4,760	7
Other accrued liabilities	1,473	38
Accrued construction liabilities	3,059	—
Tenant security deposits	1,731	4

Total	$11,282	$49

AMERICAN HOMES 4 RENT

Notes to Consolidated Financial Statements

Note 7. Shareholders’ equity

Preferred stock authorization

Our Declaration of Trust authorizes the issuance of up to 100,000,000 preferred shares, none of which were issued or outstanding as of December 31, 2012.

Class A common shares

The Company had 38,663,998 Class A common shares outstanding as of December 31, 2012.

The Class A common shares sold in the 2012 Offering (35,360,898 shares) are subject to a registration rights agreement. Under the terms of this agreement, if we have not filed a resale registration statement by December 10, 2013 (unless extended by our board of trustees for a period not to exceed six months), then our Advisor will be penalized in an amount equal to 50% of its advisory fee. In addition, the agreement provides that if by June 9, 2014 (unless extended by our board of trustees for a period not to exceed six months) either (i) a shelf registration statement for the resale of the Class A common shares has not been declared effective by the Securities and Exchange Commission, or (ii) the Class A common shares have not been listed for trading on a national securities exchange, we will be required to hold a special meeting of our shareholders for the purpose of considering and voting on the removal of our trustees, unless the holders of 75% of the outstanding Class A common shares consent to a waiver or deferral of the special meeting.

Class B common shares

Our Sponsor received 667 shares of Class B common shares in our Company in connection with its investment in the 2012 Offering (see Note 8). On a pro forma basis including 634,408 shares issued in the 2,770 Property Contribution (see Note 9), there were 635,075 Class B common shares outstanding. Each Class B common share generally entitles the holder to 50 votes on all matters that the holders of Class A common shares are entitled to vote. The issuance of Class B common shares to our Sponsor allows the Sponsor a voting right associated with its investment in the Company no greater than if it had solely received Class A common shares. Additionally, when the voting interest from Class A common shares and Class B common shares are added together, a shareholder is limited to a 30% total voting interest. Each Class B common share has the same economic interest as a Class A common share.

Units of our Operating Partnership

As general partner of our Operating Partnership, we may cause the Operating Partnership to issue units in one or more classes. As of December 31, 2012, under the terms of the limited partnership agreement, four classes of units have been designated, Class A units, Class B units, LTIP units and 3.5% convertible perpetual preferred units. As of December 31, 2012, only Class A units (38,697,333 units) and 3.5% convertible perpetual preferred units (653,492 units) were outstanding.

The preferred units are non-voting equity interests in the Operating Partnership. When authorized and declared by the general partner, the preferred units are entitled to a preferred annual distribution equal to $0.525 per unit. Distributions accrue on a cumulative basis from the date of original issue and are payable quarterly. The preferred units are entitled to a liquidation preference that ranks above all other equity interests in the Operating Partnership and are payable in cash or property at fair market value (as determined by the general partner) of $15.00 per preferred unit, plus any accrued and unpaid distributions upon any liquidation or dissolution. Beginning on June 30, 2013, the Sponsor has a one-time right to tender all of the preferred units for Class A units of the Operating Partnership on a one-for-one basis. On or after January 2, 2018, the Operating Partnership, in its sole discretion, can elect to redeem the preferred units for cash at $15.00 per unit, plus any accrued and unpaid distributions. As the preferred units were issued on December 31, 2012, there are no associated dividends reflected in the accompanying consolidated financial statements.

AMERICAN HOMES 4 RENT

Notes to Consolidated Financial Statements

2012 Equity Incentive Plan

In 2012, we adopted the 2012 Equity Incentive Plan (the “Plan”) to provide persons with an incentive to contribute to the success of the Company and to operate and manage our business in a manner that will provide for the Company’s long-term growth and profitability. The Plan provides for the grant of a “variety of awards” including stock options, stock appreciation rights, restricted stock, unrestricted shares, dividend equivalent rights and performance-based awards. The plan terminates in November 2022, unless it is earlier terminated by the board of Trustees. The Company has reserved 1,500,000 Class A common shares for issuance under the Plan.

In 2012, we granted stock options for 50,000 shares to Trustees of the Company. These options vest over 4 years and expire 10 years from the date of grant. All of these options were outstanding as of December 31, 2012, and none were exercisable at that time. Noncash share-based compensation expense related to these options is based on their estimated value on the date of grant and are recognized in expense over the service period. Such expense is adjusted to consider estimated forfeitures. Estimated forfeitures are adjusted to reflect actual forfeitures at the end of the vesting period. Noncash share-based compensation expense related to these options during 2012 was $5,000.

During 2012, the Company also granted stock options for 650,000 Class A common shares to certain employees of our Property Manager and our Advisor, all of which were outstanding as of December 31, 2012. None of these options were exercisable as of December 31, 2012. These options vest over 4 years and expire 10 years from the date of grant. Because these options were granted to nonemployees of the Company, noncash share-based compensation expense was recorded based on the estimated fair value of the options and will be re-measured at the end of each period until the performance criteria is met. Such expense is adjusted to consider estimated forfeitures, which are adjusted to reflect actual forfeitures at the end of the vesting period. Noncash share-based compensation expense related to these options during 2012 of $65,000 is reflected in the accompanying consolidated statements of operations.

The following table summarizes stock options outstanding and the related valuation inputs as of December 31, 2012:

	Options issued to Trustees	Options issued to employees of Property Manager and Advisor
Stock options outstanding	50,000	650,000
Weighted average exercise price	$15.00	$15.00
Weighted average fair value at date of grant	$4.24	$4.24
Weighted average remaining life (years)	9.9	9.9
Expected term (years)	7	7
Dividend yield	3%	3%
Volatility	39%	39%
Risk-free interest rate	1.0%	1.0%

During 2012, we granted stock options for an aggregate of 700,000 shares, none of which were forfeited or exercised during the period, and all of which remained outstanding as of December 31, 2012. None of these options were exercisable as of December 31, 2012. These options had a weighted average exercise price of $15.00 per share and a weighted average remaining contractual term of 9.9 years. These options had no intrinsic value as of December 31, 2012.

The Company estimates volatility based on the average volatility based on publicly available information for a pool of comparable real estate companies for a comparable term. Due to the Company’s limited history, the Company utilizes the simplified method of determining the expected term based on the vesting schedules and terms of the stock options. The risk-free interest rate factor utilized is based upon the implied yields currently available on U.S. Treasury zero-coupon issues over the expected term of the stock options. The expected dividend yield was based on a review of expected results of the Company and a survey of dividend yield for other REITs.

AMERICAN HOMES 4 RENT

Notes to Consolidated Financial Statements

Subscription agreement

In connection with the 2012 Offering, we entered into a subscription agreement with the Sponsor under which the Sponsor has the option to purchase 3,333,334 Class A common shares for an aggregate purchase price of $50,000,000 ($15.00 per share), the price per share of our Class A common shares in the 2012 Offering. The option expires on November 21, 2015. The shares issued upon exercise of the option will be subject to certain restrictions as to resale. The value of this option as of the date of issuance (November 21, 2012) has been estimated to be $5,307,000, and has been considered to be a cost of the 2012 Offering. The value was determined using the Black-Scholes valuation model at the date of grant with the following assumptions:

Expected volatility	26.4%
Expected term	1.5 years
Risk-free interest rate	0.2%
Dividend yield	3.0%

Noncontrolling interest

Noncontrolling interest in the Company’s consolidated balance sheet represents the interest held by the Sponsor in the Company’s Operating Partnership (see Notes 1 and 4). As of December 31, 2012, the Sponsor owns approximately 0.1% of the Class A common units and 653,492 of 3.5% convertible perpetual preferred units in the Company’s Operating Partnership. On a pro forma basis, noncontrolling interest includes Series C Convertible Units issued in connection with the 2,770 Property Contribution. The rights and privileges of the different types of units in our Operating Partnership are described in Note 7.

Note 8. Related party transactions

Equity ownership

As of December 31, 2012, our Sponsor owned approximately 8.5% of our outstanding Class A common shares, and on a fully-diluted basis (including consideration of 32,668 common units and 653,492 of 3.5% convertible perpetual preferred units it holds in our Operating Partnership and common shares issuable upon exercise of the option pursuant to the subscription agreement) (see Note 7), it held an approximate 17.2% interest.

Agreements with affiliates

We are managed and advised by our Advisor under the terms of an advisory management agreement entered into in 2012. Under the terms of this agreement, our Advisor is responsible for designing and implementing our business strategy and administering our business activities and day-to-day operations, subject to the oversight by our board of trustees. Our Advisor is responsible for conducting acquisition activities and performing all ongoing administrative functions. For performing these services, we pay our Advisor an advisory management fee equal to 1.75% per year of adjusted shareholders’ equity, as defined, calculated and paid quarterly in arrears. During 2012, we incurred to our Advisor aggregate advisory management fees equal to $937,000, and as of December 31, 2012 accrued advisory management fees were $937,000, which have been included in amounts payable to affiliates in the accompanying consolidated balance sheet. In accordance with the Advisor Management Agreement, the Advisor can only be terminated with cause.

AMERICAN HOMES 4 RENT

Notes to Consolidated Financial Statements

Our Property Manager serves as our property manager under the terms of a property management agreement entered into in 2012. Under the terms of this agreement, our Property Manager generally oversees and directs the leasing, management and advertising of the properties in our portfolio, including collecting rents and acting as liaison with the tenants. Under the terms of this agreement, we are entitled to use the “American Homes 4 Rent” name and logo on our properties. We pay our Property Manager a fee equal to 6% of collected rents and a leasing fee equal to one-half of each lease’s monthly rent. In 2012, aggregate property management fees were $12,000, which have been included in property operating expense in the accompanying consolidated statement of operations and a corresponding liability has been included in amounts payable to affiliates in the accompanying consolidated balance sheet. Leasing fees for 2012 were $55,000, which have been included in other assets in the accompanying consolidated balance sheet and are being amortized over the lease term. In accordance with the Property Management Agreement, the Property Manager can only be terminated with cause.

In 2012, we have also entered into an “Agreement for Investment Opportunities” with our Sponsor under which we pay an acquisition fee equal to 5% of all costs and expenses we incur in connection with the initial acquisition, repair and renovation of single-family properties (net of any broker fees received by the Property Manager) for its services in identifying, evaluating, acquiring and overseeing the renovation of the properties we purchase. In 2012, we incurred $4,602,000 in aggregate acquisition fees to our Property Manager under the terms of this agreement, $4,188,000 of which has been capitalized and included in the cost of the single-family properties, and $414,000 has been expensed (see Note 2). As of December 31, 2012, accrued and unpaid acquisition fees were $2,811,000, which has been included in the amounts payable to affiliates in the accompanying consolidated balance sheet. We may terminate this agreement only in the event that our Sponsor breaches it in a material respect.

Insurance

A component of the Company’s property and liability insurance coverage of our single-family properties is provided through a “captive” insurance program organized by affiliates of our Sponsor. We believe that the cost of insurance provided by affiliates of our Sponsor is less than the cost of comparable coverage available from third parties. During, 2012, insurance expense to affiliates of the Sponsor was $241,000. Such insurance expense is included in property operating expenses in the accompanying consolidated statement of operations.

Note 9. Contributions by our Sponsor

Contribution in connection with 2012 Offering

In connection with the 2012 Offering, on December 31, 2012, our Sponsor made an investment in our Company by contributing 367 single-family properties for a cash investment of $556,000 and single-family properties valued at $49,444,000, which approximates the Sponsor’s purchase price plus renovations costs incurred through November 5, 2012, an acquisition fee of 5% (based on the purchase price plus renovations costs through November 5, 2012) and all other out-of-pocket costs anticipated to have been incurred by the Sponsor in connection with the contribution of the properties, including transfer costs, title insurance premiums and legal fees. In connection with this contribution, our Sponsor received 3,300,000 Class A common shares, 667 Class B common shares and 32,667 Class A units (see Note 7). Because the transaction has been deemed to be between “entities under common control” under the provisions of ASC 805, Business Combinations, and as such, the accounts relating to the properties contributed have been reflected retroactively in the accompanying consolidated financial statements based on the results of operations and net book value recorded by our Sponsor of $47,646,000 as of date of the contribution, without consideration of the acquisition fees. Costs to transfer title to the properties of $455,000 to us have been expensed and are included in acquisition fees and costs expensed in the accompanying consolidated statement of operations. The contribution agreement was entered into and effective December 31, 2012 and provides that the Company has conveyed all legal and beneficial right, title and interest in the contributed properties on that date. The agreement also provides that the transfer of title to the properties may be completed after December 31, 2012.

AMERICAN HOMES 4 RENT

Notes to Consolidated Financial Statements

In connection with the Contribution Agreement, the Company is required to reimburse the Sponsor for renovation costs incurred from November 5, 2012 to December 31, 2012. At December 31, 2012, the Company had $1,369,000 accrued in amounts payable to affiliates related to these costs.

2,770 Property Contribution

In February 2013, we entered into an agreement with our Sponsor providing for the contribution of 2,770 single-family properties for total consideration of $491,666,000. Our Sponsor had acquired 33 of these properties in 2011, 2,628 in 2012 and 109 in 2013. The consideration to our Sponsor was 31,085,974 Series C units in our Operating Partnership and 634,408 Class B common shares valued at $15.50 per unit/share, which approximates fair value (see Note 7). Because the transaction is between businesses under common control, the accounts relating to the properties contributed have been recorded by us as if they had been acquired by us on the dates such properties were acquired by our Sponsor. Accordingly, the accompanying consolidated financial statements include the Sponsor’s historical results of operations and the carrying value of 2,694 properties (those properties that had been acquired by our Sponsor prior to January 1, 2013). The net asset value of the properties net of related liabilities contributed as of December 31, 2012 and 2011 was $364,957,000 and $3,474,000, which has been reflected as a credit to additional paid-in capital. The total credit reflected in additional paid in capital in the accompanying consolidated statements of equity was $369,371,000 and $3,516,000 for the year ended December 31, 2012 and the period from June 23, 2011 to December 31, 2011, respectively, which includes the carrying value of the aforementioned contributed net assets and the Sponsor’s contribution of the related historical net losses of $7,888,000 and $42,000, respectively. No acquisition fee was paid under the Agreement for Investment Opportunities (see Note 8) in connection with this transaction. The credit to additional paid-in capital also includes allocated general and administrative expense of $6,949,000 and $47,000 for the year ended December 31, 2012 and the period from June 23, 2011 to December 31, 2011, respectively. The estimated net asset value of the 109 properties net of related liabilities acquired in 2013 as of February 28, 2013, the date of contribution, was $12,468,000 which will be reflected by us as a credit to additional paid-in capital in our financial statements as of March 31, 2013. The Series C units are entitled to distributions equal to actual net cash flow of the contributed properties, up to a maximum of $0.6045 per unit (3.9% based on a $15.50 price per unit). Pursuant to the agreement, the Sponsor is responsible for all costs of transfer of the properties and for paying costs associated with the completion of initial renovation of the properties after we acquire them. The cost of such improvements will be capitalized to the single-family properties as the costs are incurred and recorded as non-controlling interest held by our Sponsor. The Sponsor is currently in the process of assigning the right, title and interest in the properties to the Company.

Summary combined financial information of the single-family homes that have been reflected in the accompanying consolidated financial statements is as follows (in thousands):

	As of December 31, 2012	As of December 31, 2011
Single family properties	$365,937	$3,495
Other assets	7,203	28
Other liabilities	(8,183)	(49)

Net assets contributed	$364,957	$3,474

	Year Ended December 31, 2012	June 23, 2011 to December 31, 2011
Rents from single family properties	$4,348	$65
Property operating expenses	(3,287)	(39)
Depreciation	(2,000)	(21)
Allocated general and administrative expenses	(6,949)	(47)

Net loss	$(7,888)	$(42)

AMERICAN HOMES 4 RENT

Notes to Consolidated Financial Statements

The agreement also provides for the assignment to the Company of escrows for 224 single-family properties with an aggregate purchase price of $33,519,000. The Company will reimburse the Sponsor for all security deposits in cash, assume all obligations under the existing escrows, and pay all costs of acquiring such properties, including acquisition fees, transfer taxes and other closing costs. The Sponsor is also required to assign the existing escrows to the Company if they are assignable. If not, the properties are required to be assignable upon closing and transfer title to the Company. It is likely that some of these properties will fall out of escrow for various reasons. The Company is currently in the process on assessing which escrows are assignable.

Concurrently with this transaction, our Advisor agreed to a permanent reduction in the advisory fee (see Note 8) of $9,800,000 per year in connection with the increase in shareholders’ equity.

Holders of the Series C units have a one-time right to convert all such units into Class A units. If on the date of conversion, the contributed properties had not been initially leased for at least 98% of the scheduled rents (determined on an aggregate basis), then the Series C units with respect to the single-family properties leased for at least 98% of the scheduled rents (determined on an aggregate basis) will convert into Class A units, and the Series C units associated with the remaining single-family properties will convert into a number of Class A units are determined by dividing the original aggregate cost of the properties (including the acquisition fees) by $15.50, with proportionate reduction in Class B common shares. If the Series C units have not been converted by the earlier of the third anniversary of the original issue date, or the date of commencement of a dissolution or liquidation, then the Series C units will automatically convert into Class A units at the specified conversion ratio defined above.

Note 10. Net loss per share

The following table reflects the computation of net loss per share on a basic and diluted basis for 2012 and for the period from June 23, 2011 to December 31, 2011 (in thousands, except share information):

	2012	For the period from June 23, 2011 to December 31, 2011
Income / loss (numerator)
Net loss attributable to common shareholders	$(10,236)	$(42)
Weighted-average shares (denominator):
Class A common shares issued in formation transactions	3,301,000	3,301,000
Class A common shares issued in 2012 Offering	3,923,845	—
Class B common shares issued in formation transactions	667	667

Total weighted-average shares	7,225,512	3,301,667

Net loss per share—basic and diluted	$(1.42)	$(0.01)

The Company accounted for the issuance of 3,301,000 Class A common shares and 667 Class B common shares associated with the initial contribution by the Sponsor in December 2012, to be a formation transaction and has reflected these shares outstanding as of the earliest period presented.

Total weighted average shares shown above excludes an aggregate of 4,719,493 shares or units in our Operating Partnership (see Note 7), the subscription agreement (see Note 7), and stock options (see Note 7) because they were antidilutive and not related to the formation of the Company.

AMERICAN HOMES 4 RENT

Notes to Consolidated Financial Statements

Due to the inherent complexity of the accompanying consolidated financial statements as a result of the transactions completed between entities under common control (see Note 9), management does not consider the historical net loss per share computations as meaningful.

Note 11. Geographic concentrations

We have one reportable segment with activities related to acquiring, renovating, leasing and operating single-family homes as rental properties. As of December 31, 2012, we owned single-family properties in 18 states, with concentration of greater than 10% of net book value in four states as follows (dollars in thousands):

State	Rental Income	% of Total Rental Income	Net Book Value	% of Net Book Value
Texas	$327	7.2%	$52,640	10.4%
Georgia	$506	11.1%	$57,042	11.2%
Arizona	$844	18.6%	$75,446	14.9%
Florida	$969	21.3%	$85,196	16.8%

As of December 31, 2011, we owned single-family properties in two states as follows (dollars in thousands):

State	Rental Income	% of Total Rental Income	Net Book Value	% of Net Book Value
Arizona	$6	9.2%	$1,319	37.7%
Nevada	$59	90.8%	$2,176	62.3%

The concentration of properties may make us vulnerable to risk of loss greater than we would have had if we had broader diversification.

Note 12. Commitments and contingencies

In connection with the renovation of single-family properties after they are purchased, the Company enters into contracts for the necessary improvements. As of December 31, 2012, the Company had aggregate outstanding commitments of $1,694,000 in connection with these contracts.

Through December 31, 2012, approximately 57% of our single-family properties have been purchased at trustee’s sales. Properties purchased at foreclosure’s sales have the risk of unknown liens that cannot be estimated. We perform title work and other research to provide a basis for accruing for unpaid liens. Additionally, most liens are identified and cleared in a few months following acquisition. However, there remains a risk for contingent liabilities for unknown liens on recently acquired properties.

As of December 31, 2012, we had commitments to acquire 462 single-family properties with an aggregate purchase price of $70,082,000. Escrow deposits of $2,162,000 on the accompanying consolidated balance sheet relate to these properties. Under the 2,770 Property Contribution, the Sponsor agreed to assign escrows of 224 single-family properties with an aggregate purchase price of $33,519,000, which the Company has agreed to reimburse the Sponsor for certain acquisition related costs (see Note 9). It is likely that some of these properties will fall out of escrow for various reasons and will not be acquired.

AMERICAN HOMES 4 RENT

Notes to Consolidated Financial Statements

We are involved in various legal proceedings that are incidental to our business. We believe these matters will not have a materially adverse effect on our financial position.

Note 13. Noncash transactions

In connection with the 2012 Offering, our Sponsor made an investment in our Company by contributing 367 single-family properties with a net carrying cost of $46,635,000, plus transfer costs of $455,000 that were expensed as acquisition costs, and by making a cash investment of $556,000 (see Note 9).

Additionally, in connection with the 2012 Offering we entered into a subscription agreement with our Advisor under which our Advisor has the option to purchase 3,333,334 Class A common shares for an aggregate purchase price of $50,000,000 (See Note 7).

On December 31, 2012, the sole Class B interest in RJ LLC was contributed to us by our Sponsor. The investment was made through the issuance of 653,492 3.5% convertible preferred units (see Note 4).

As of December 31, 2012, the Company had receivables of $3,312,000, accounts payable and accrued expenses of $2,306,000 and amounts payable to affiliates of $4,180,000 related to property acquisitions.

On February 28, 2013, our Sponsor contributed 2,770 properties to us in exchange for 31,085,974 Series C convertible units in our Operating partnership and 634,408 Class B common shares (see Note 9). As of December 31, 2012, the single-family properties purchased prior to January 1, 2013 had a net asset value net of related liabilities of $364,957,000.

Note 14. Subsequent events

Subsequent acquisitions

From January 1, 2013 through April 5, 2013, we acquired 4,055 single-family properties (excluding 109 properties from the 2,770 Property Contribution) with an aggregate purchase price of $631,599,000.

Distribution of loan proceeds from RJ1

In January 2013, RJ1 obtained an $11 million loan from an affiliate of the Sponsor. The loan to RJ1 bears interest at a variable rate of LIBOR plus 1.5%, adjusted and payable monthly, and is due in January 2014. Our Operating Partnership has guaranteed $3,597,000 of this loan. The proceeds of the loan were distributed to investors, resulting in a $3,431,000 distribution to us related to our interest in the entity (see Note 4).

Bridge loan

In February 2013, we entered into a $250 million bridge loan with a leading national financial institution. The bridge loan has a 90 day term, bears interest at a variable rate of LIBOR plus 1.5%, and provides for a $250,000 loan origination fee. The bridge loan is guaranteed by an affiliate of the Sponsor, which was not compensated for providing the guarantee. We borrowed $115,000,000 under this bridge loan through March 14, 2013, when it was paid off with proceeds from the 2013 Offering.

AMERICAN HOMES 4 RENT

Notes to Consolidated Financial Statements

Credit facility

On March 7, 2013, we entered into a $500 million senior secured revolving credit facility with a leading national financial institution. The amount that may be borrowed under the credit facility will generally be based on the lower of 50% of the value of our qualifying leased and unleased properties and certain other measures based in part on the net income generated by our qualifying leased and un-leased properties, which is referred to as the “Borrowing Base.” In addition, the credit facility has an accordion feature that allows us to increase the total amount of the credit facility from $500 million up to $1 billion, subject to obtaining lender commitments, paying certain related fees and costs, and satisfying customary closing conditions. Due to limitations on mortgaging and pledging properties contributed in the 2,770 Property Contribution, we are not permitted to include those properties in our Borrowing Base without the approval of the Sponsor. These limitations will end upon the conversion of the Series C units into Class A units, which may occur at any time, at the option of the holders of the Series C units, but not later than the earlier of (i) the third anniversary of the original issuance of the Series C units or (ii) the date of commencement of the dissolution, liquidation or winding up of our operating partnership (at which time we would not be able to borrow under the credit facility), at which time the Series C units will automatically convert into Class A units.

The credit facility requires that we maintain financial covenants relating to the following matters: (i) cash and cash equivalents in an aggregate amount of at least $7.5 million; (ii) a maximum leverage ratio of 1.5 to 1.0; and (iii) tangible net worth being not less than $500 million.

Borrowings under the credit facility are available for a period of two years following the closing of the credit facility, which period may be extended for an additional year, subject to the satisfaction of certain financial covenant tests. The credit facility will mature one year after the expiration of such period. The credit facility bears interest at 30 day LIBOR plus 2.75%. In addition, the Company is required to pay an initial structuring fee of $5,000,000. The credit facility also provides for the payment of an unused commitment fee, payable monthly, initially based on an annual rate of 0.40% of the average unused facility amount.

2013 Offering

In March 2013, the Company raised $747,500,000 (before aggregate placement agent fees and offering costs of $44,003,000) in an offering exempt from registration under the Securities Act of 1933. A portion of the proceeds were used to pay off the bridge loan.

In the 2013 Offering, we issued 46,718,750 Class A common shares at a price of $16.00 per common share which are subject to a registration rights agreement. Under the terms of this agreement, if we have not filed a registration statement by November 21, 2013 (unless extended by our board of trustees for a period not to exceed six months), then our Advisor will be penalized in an amount equal to 50% of the advisory fee. In addition, the agreement provides that if by May 21, 2014 (unless extended by our board of trustees for a period not to exceed six months) either (i) a shelf registration statement for the resale of the Class A common shares has not been declared effective by the Securities and Exchange Commission, or (ii) our Class A common shares have not been listed for trading on a national securities exchange, we will be required to hold a special meeting of our shareholders for the purpose of considering and voting on the removal of our trustees, unless the holders of 75% of the outstanding Class A common shares consent to a waiver or deferral of the special meeting.

Issuance of shares to trustees

In April 2013, we awarded 6,500 Class A common shares with an aggregate value under the Plan of $112,000 to members of a special committee of our board of trustees, which is comprised of our independent trustees.

AMERICAN HOMES 4 RENT

SCHEDULE III-REAL ESTATE AND ACCUMULATED DEPRECIATION AS OF DECEMBER 31, 2012

(dollar amounts in thousands)

		Initial Cost to Company		Cost Capitalized Subsequent to Acquisition		Total Costs as of December 31, 2012
State	Number of Single-Family Homes	Land	Depreciable Property	Land	Depreciable Property	Land	Depreciable Property	Total	Accumulated Depreciation(1)	Date of Acquisition
AZ	596	$10,468	$60,623	$—	$4,704	$10,468	$65,327	$75,795	$(436)	2011/2012
CA	108	5,577	15,141	—	703	5,577	15,844	21,421	(19)	2012
CO	25	894	3,539	—	238	894	3,777	4,671	(22)	2012
FL	568	15,367	65,594	—	4,506	15,367	70,100	85,467	(440)	2012
GA	423	11,710	39,798	—	5,696	11,710	45,494	57,204	(272)	2012
IL	317	6,452	32,439	—	824	6,452	33,263	39,715	(39)	2012
IN	122	2,636	10,122	—	799	2,636	10,921	13,557	(64)	2012
NC	155	4,315	16,199	—	730	4,315	16,929	21,244	(64)	2012
NV	203	4,708	23,015	—	2,608	4,708	25,623	30,331	(455)	2011/2012
OH	302	7,729	29,139	—	1,039	7,729	30,178	37,907	(60)	2012
SC	18	618	2,277	—	—	618	2,277	2,895	—	2012
TN	220	7,873	31,343	—	609	7,873	31,952	39,825	(156)	2012
TX	455	10,570	40,282	—	1,864	10,570	42,146	52,716	(103)	2012
UT	104	5,830	13,612	—	293	5,830	13,905	19,735	(2)	2012
WA	28	1,392	3,943	—	27	1,392	3,970	5,362	(0)	2012

Total	3,644	$96,139	$387,066	$—	$24,640	$96,139	$411,706	$507,845	$(2,132)

(1)	Except for amounts attributed to land, real estate related assets are depreciated over their estimated useful lives of 5 to 30 years using the straight-line method.

AMERICAN HOMES 4 RENT

SCHEDULE III—SINGLE-FAMILY PROPERTIES AND ACCUMULATED DEPRECIATION—(CONTINUED)

AS OF DECEMBER 31, 2012

(dollar amounts in thousands)

A summary of activity for single-family properties and accumulated depreciation is as follows:

	Single-Family Properties December 31,
	2012	2011
Balance at beginning of period	$3,516	$—
Acquisitions	479,736	3,469
Improvements	24,593	47

Balance at end of period	$507,845	$3,516

	Accumulated Depreciation December 31,
	2012	2011
Balance at beginning of period	$21	$—
Depreciation expense on properties	2,111	21

Balance at end of period	$2,132	$21

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31.	Other Expenses of Issuance and Distribution.

The following table itemizes the expenses incurred by us in connection with the issuance and distribution of the securities being registered hereunder. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the NYSE listing fee.

SEC registration fee	$	*
FINRA filing fee		*
NYSE listing fee		*
Printing and engraving fees		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses (including legal fees)		*
Transfer agent and registrar fees		*
Director and officer liability insurance policy premium		*
Miscellaneous expenses		*

Total	$	*

*	To be completed by amendment.

Item 32.	Sales to Special Parties.

At our request, the underwriters have reserved for sale at the initial public offering price up to Class A common shares, or approximately         % of our Class A common shares offered by this prospectus, for sale under a directed share program to persons who are trustees, officers or employees or who are otherwise associated with our company. We do not know if these persons will choose to purchase all or any portion of these reserved Class A common shares, but any purchases they do make will reduce the number of shares available for sale to the general public. Any reserved shares not so purchased in the directed share program will be offered by the underwriters to the general public on the same basis as the other shares offered hereby. Any trustees, employees or other persons purchasing such reserved Class A common shares will be prohibited from selling such shares for a period of 180 days after the date of this prospectus. The Class A common shares issued in connection with the directed share program will be issued as part of the underwritten offering.

Item 33.	Recent Sales of Unregistered Securities.

On October 19, 2012, we issued an aggregate of 1,000 Class A common shares to AH LLC in connection with our formation in reliance on an exemption from registration under Section 4(a)(2) of the Securities Act, as a transaction not involving a public offering.

On November 20, 2012, and November 29, 2012, we issued an aggregate of 670,000 options to purchase our Class A common shares to members of our board of trustees and the executive team, employees and other service providers of American Homes 4 Rent Advisor, LLC, our former manager, under the 2012 Incentive Plan, in reliance on an exemption from registration under Section 4(a)(2) of the Securities Act, as a transaction not involving a public offering.

On December 10, 2012, we completed a private placement of 35,360,898 Class A common shares to certain institutional and individual investors at a price per share of $15.00, for an aggregate offering price of approximately $530.4 million, and net proceeds of approximately $494.8 million after deducting initial purchaser’s discount and placement fees of $34.3 million and other offering expenses (the “Initial Private Placement”). The offer and sale of our Class A common shares in the Initial Private Placement was exempt from registration under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder, as a transaction not involving a public offering.

On December 31, 2012, our operating partnership issued 653,492 3.5% convertible perpetual preferred units, which are convertible into Class A units any time after June 30, 2013, to AH LLC, in reliance on an exemption from registration under Section 4(a)(2) of the Securities Act, as a transaction not involving a public offering.

II-I

On December 31, 2012, we issued 3,300,000 Class A common shares and 667 Class B common shares and our operating partnership issued 32,667 Class A units to AH LLC at a price of $15.00 per share or unit in exchange for the contribution of certain single-family properties valued at $49.4 million and $0.6 million in cash. No sales commission or other consideration was paid in connection with the issuance of these securities. The transaction was exempt from registration under Section 4(a)(2) of the Securities Act, as a transaction not involving a public offering.

On February 28, 2013, we issued to AH LLC 634,408 Class B common shares, and our operating partnership issued to AH LLC 31,085,974 Series C units, in each case based upon a price per share or unit of $15.50, in exchange for the 2,700 single-family properties for a maximum agreed upon value of approximately $491.7 million, in reliance on an exemption from registration under Section 4(a)(2) of the Securities Act, as a transaction not involving a public offering.

On March 14, 2013, we completed a private placement of 46,718,750 Class A common shares to certain institutional and individual investors at a price per share of $16.00, for an aggregate offering price of approximately $747.5 million, and net proceeds of approximately $703.8 million after deducting initial purchaser’s discount and placement fees of $42.4 million and other offering expenses (the “Follow-On Private Placement”, and together with the Initial Private Placement, the “Private Placements”). The offer and sale of our Class A common shares in the Follow-On Private Placement was exempt from registration under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder, as a transaction not involving a public offering.

FBR Capital Markets & Co., or FBR, served as the initial purchaser and placement agent for the Private Placements. In both Private Placements, some of the Class A common shares were reoffered by FBR to “qualified institutional buyers,” as defined in Rule 144A under the Securities Act or to certain persons outside the United States in offshore transactions in reliance on Regulation S under the Securities Act. The remainder of the Class A common shares were offered pursuant to a private placement to “accredited investors,” as defined in Rule 501 under the Securities Act, with FBR acting as the placement agent.

Item 34.	Indemnification of Trustees and Officers.

The Maryland statute governing REITs formed under the laws of that state, or the Maryland REIT law, permits a Maryland REIT to include in its declaration of trust a provision limiting the liability of its trustees and officers to the trust and its shareholders for money damages except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our declaration of trust contains such a provision that eliminates such liability to the maximum extent permitted by Maryland law.

The Maryland REIT law permits a Maryland REIT to indemnify and advance expenses to its trustees, officers, employees and agents to the same extent as permitted by the MGCL for directors and officers of a Maryland corporation. The MGCL requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or are threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under the MGCL, a Maryland corporation may not indemnify a director or officer for an adverse judgment in a suit by or in the right of the corporation or if the director or officer was adjudged liable on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses.

In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

•

a written undertaking by the director or officer or on the director’s or officer’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

Our declaration of trust and bylaws obligate us, to the fullest extent permitted by Maryland law in effect from time to time, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any present or former trustee or officer who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity; or

•

any individual who, while a trustee or officer of our company and at our request, serves or has served another corporation, REIT, limited liability company, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner, trustee, member or manager of such corporation, REIT, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity.

Our declaration of trust and bylaws also permit us, with the approval of our board of trustees, to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and to any employee or agent of our company or a predecessor of our company.

We have entered into indemnification agreements with each of our trustees and executive officers that provide for indemnification to the maximum extent permitted by Maryland law.

Insofar as the foregoing provisions permit indemnification of trustees, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 35.	Treatment of Proceeds from Stock Being Registered.

None of the proceeds will be contributed to an account other than the appropriate capital account.

Item 36.	Financial Statements and Exhibits.

(a)	Financial Statements.

See Index to Financial Statements

(b)	Exhibits. The following exhibits are filed as part of, this registration statement on Form S-11:

Exhibit Index

Exhibit Number	Exhibit Document

1.1*	Form of Underwriting Agreement

3.1*	Articles of Amendment and Restatement of Declaration of Trust of American Homes 4 Rent

3.2*	Amended and Restated Bylaws of American Homes 4 Rent

4.1*	Specimen Class A Common Share Certificate of American Homes 4 Rent

5.1*	Opinion of Hogan Lovells US LLP regarding the validity of the securities being registered

8.1*	Opinion of Hogan Lovells US LLP regarding certain tax matters

10.1*	Agreement of Limited Partnership of American Homes 4 Rent, L.P.

10.2*	First Amendment to Agreement of Limited Partnership of American Homes 4 Rent, L.P.

10.3*	Second Amendment to Agreement of Limited Partnership of American Homes 4 Rent, L.P.

10.4*	Registration Rights Agreement, dated November 21, 2012, by and among American Homes 4 Rent, American Homes 4 Rent Advisor, LLC and FBR Capital Markets & Co.

10.5*	Registration Rights Agreement, dated March 14, 2013, by and among American Homes 4 Rent, American Homes 4 Rent Advisor, LLC and FBR Capital Markets & Co.

10.6*	Registration Rights Agreement, dated , 2013, by and among American Homes 4 Rent and American Homes 4 Rent Advisor, LLC

10.7*	Amended and Restated Agreement on Investment Opportunities, dated , 2013, by and among American Homes 4 Rent and American Homes 4 Rent, LLC

10.8*	Investor Subscription Agreement, dated November 21, 2012, by and among American Homes 4 Rent and American Homes 4 Rent, LLC

10.9*	Amended and Restated Contribution Agreement, dated December 28, 2012, by and among American Homes 4 Rent, American Homes 4 Rent, L.P., American Homes 4 Rent, Properties One, LLC and American Homes 4 Rent, LLC

10.10*	First Amendment to Amended and Restated Contribution Agreement, dated January 30, 2013, by and among American Homes 4 Rent, American Homes 4 Rent, L.P., American Homes 4 Rent, Properties One, LLC and American Homes 4 Rent, LLC

10.11*	Master Loan and Security Agreement, dated March 7, 2013, by and among American Homes 4 Rent Properties One, LLC, American Homes 4 Rent Properties Two, LLC, American Homes 4 Rent Properties Three, LLC, American Homes 4 Rent Properties Four, LLC, American Homes 4 Rent Properties Five, LLC, American Homes 4 Rent Properties Six, LLC and Wells Fargo Bank, National Association

10.12*	Credit Agreement, dated February 25, 2013, by and among American Homes 4 Rent, L.P. and Wells Fargo Bank, National Association

10.13*	Contribution Agreement, dated February 25, 2013, by and among American Homes 4 Rent, LLC, American Homes 4 Rent, American Homes 4 Rent, L.P. and AH4R Properties Holdings, LLC

10.14* †	American Homes 4 Rent 2012 Equity Incentive Plan

10.15* †	Form of American Homes 4 Rent 2012 Equity Incentive Plan, Nonqualified Stock Option Agreement

10.16* †	Form of Indemnification Agreements with Trustees and Executive Officers

21.1*	List of Subsidiaries of American Homes 4 Rent

23.1*	Consent of BDO USA, LLP

23.2*	Consent of Hogan Lovells US LLP (included in Exhibit 5.1)

23.3*	Consent of Hogan Lovells US LLP (included in Exhibit 8.1)

24.1*	Power of Attorney (included on the signature page to this Registration Statement)

99.1*	Expert Market Study

*	To be filed by amendment.

†	Indicates management contract or compensatory plan.

Item 37.	Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

(c)	The undersigned Registrant hereby further undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in city of Malibu, state of California on the day of , 2013.

AMERICAN HOMES 4 RENT

By:
David P. Singelyn Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints David P. Singelyn, Peter J. Nelson, David Goldberg and Sara H. Vogt-Lowell, and each of them, as his attorney-in-fact and agent, with full power of substitution and resubstitution for him in any and all capacities, to sign any or all amendments or post-effective amendments to this Registration Statement, or any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with exhibits thereto and other documents in connection therewith or in connection with the registration of the Class A common shares under the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary in connection with such matters and hereby ratifying and confirming all that such attorney-in-fact and agent or his substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

By:		Date: , 2013
David P. Singelyn Chief Executive Officer and Trustee (Principal Executive Officer)

By:		Date: , 2013
Peter J. Nelson Chief Financial Officer (Principal Financial Officer)

By:		Date: , 2013
Vincent Chan Chief Accounting Officer (Principal Accounting Officer)

By:		Date: , 2013
B. Wayne Hughes (Non-Executive Chairman)

By:		Date: , 2013
John Corrigan Chief Operating Officer, Chief Investment Officer and Trustee (Trustee)

By:		Date: , 2013
Dann V. Angeloff (Trustee)

By:		Date: , 2013
Matthew J. Hart (Trustee)

By:		Date: , 2013
James H. Kropp (Trustee)

By:		Date: , 2013
Lynn Swann (Trustee)

By:		Date: , 2013
Kenneth Woolley (Trustee)

Exhibit Index

Exhibit Number	Exhibit Document
1.1*	Form of Underwriting Agreement

3.1*	Articles of Amendment and Restatement of Declaration of Trust of American Homes 4 Rent

3.2*	Amended and Restated Bylaws of American Homes 4 Rent

4.1*	Specimen Class A Common Share Certificate of American Homes 4 Rent

5.1*	Opinion of Hogan Lovells US LLP regarding the validity of the securities being registered

8.1*	Opinion of Hogan Lovells US LLP regarding certain tax matters

10.1*	Agreement of Limited Partnership of American Homes 4 Rent, L.P.

10.2*	First Amendment to Agreement of Limited Partnership of American Homes 4 Rent, L.P.

10.3*	Second Amendment to Agreement of Limited Partnership of American Homes 4 Rent, L.P.

10.4*	Registration Rights Agreement, dated November 21, 2012, by and among American Homes 4 Rent, American Homes 4 Rent Advisor, LLC and FBR Capital Markets & Co.

10.5*	Registration Rights Agreement, dated March 14, 2013, by and among American Homes 4 Rent, American Homes 4 Rent Advisor, LLC and FBR Capital Markets & Co.

10.6*	Registration Rights Agreement, dated , 2013, by and among American Homes 4 Rent and American Homes 4 Rent Advisor, LLC

10.7*	Amended and Restated Agreement on Investment Opportunities, dated , 2013, by and among American Homes 4 Rent and American Homes 4 Rent, LLC

10.8*	Investor Subscription Agreement, dated November 21, 2012, by and among American Homes 4 Rent and American Homes 4 Rent, LLC

10.9*	Amended and Restated Contribution Agreement, dated December 28, 2012, by and among American Homes 4 Rent, American Homes 4 Rent, L.P., American Homes 4 Rent, Properties One, LLC and American Homes 4 Rent, LLC

10.10*	First Amendment to Amended and Restated Contribution Agreement, dated January 30, 2013, by and among American Homes 4 Rent, American Homes 4 Rent, L.P., American Homes 4 Rent, Properties One, LLC and American Homes 4 Rent, LLC

10.11*	Master Loan and Security Agreement, dated March 7, 2013, by and among American Homes 4 Rent Properties One, LLC, American Homes 4 Rent Properties Two, LLC, American Homes 4 Rent Properties Three, LLC, American Homes 4 Rent Properties Four, LLC, American Homes 4 Rent Properties Five, LLC, American Homes 4 Rent Properties Six, LLC and Wells Fargo Bank, National Association

10.12*	Credit Agreement, dated February 25, 2013, by and among American Homes 4 Rent, L.P. and Wells Fargo Bank, National Association

10.13*	Contribution Agreement, dated February 25, 2013, by and among American Homes 4 Rent, LLC, American Homes 4 Rent, American Homes 4 Rent, L.P. and AH4R Properties Holdings, LLC

10.14* †	American Homes 4 Rent 2012 Equity Incentive Plan

10.15* †	Form of American Homes 4 Rent 2012 Equity Incentive Plan, Nonqualified Stock Option Agreement

10.16* †	Form of Indemnification Agreements with Trustees and Executive Officers

21.1*	List of Subsidiaries of American Homes 4 Rent

23.1*	Consent of BDO USA, LLP

23.2*	Consent of Hogan Lovells US LLP (included in Exhibit 5.1)

23.3*	Consent of Hogan Lovells US LLP (included in Exhibit 8.1)

24.1*	Power of Attorney (included on the signature page to this Registration Statement)

99.1*	Expert Market Study

*	To be filed by amendment.

†	Indicates management contract or compensatory plan.